

2025 Proxy Materials

- Letter to Shareholders

- Notice of Meeting and Proxy Statement for the 2025 Annual Meeting of Shareholders

- 2024 Form 10-K



March 2025

Dear Shareholders,

Your investment over the years has helped ALLETE become a clean-energy leader, and all of our companies are advancing our Sustainability-in-Action strategy, bringing value to our customers, our communities, the climate, and you, our shareholders.

While we continue to work with our regulators and other stakeholders on the transaction with Canada Pension Plan Investment Board (CPPIB) and Global Infrastructure Partners (GIP) that we announced last May, we are making great strides in executing our strategy. In the past months, Minnesota Power has announced plans to build two solar projects in northern Minnesota totaling more than 200 megawatts. It also received certificates of need and route permits from Minnesota regulators for the Northland Reliability Project, a 180-mile transmission line from northern to central Minnesota, and for a project to modernize its high-voltage direct-current (HVDC) transmission line from Duluth, Minnesota to Center, North Dakota. And, in March of 2025, Minnesota Power filed with the Minnesota Public Utilities Commission its latest Integrated Resource Plan, setting the course for meeting the state's carbon-free energy standard, while working to ensure reliability, resiliency, and value for our customers.

ALLETE also is taking part in the exciting and much-needed expansion and strengthening of the nation's transmission grid. We are partnering with Grid United on the development of the North Plains Connector project, an approximately 415-mile HVDC transmission line to be constructed with endpoints near Bismarck, North Dakota, and Colstrip, Montana. Other utility partners exploring participation in the line are Portland General Electric, Puget Sound Energy, Avista, Northwestern Energy and Berkshire Hathaway Energy U.S. Transmission.

The North Plains Connector will be the nation's first HVDC transmission connection among three regional U.S. electric energy markets—the Midcontinent Independent System Operator, the Western Interconnection and the Southwest Power Pool—providing additional flexibility and the sharing of resources across multiple time zones.

New Energy Equity continues to grow and prosper, having successfully completed more than 250 solar projects totaling more than 310 megawatts, leading to its ranking by Solar Power World as the seventh top solar developer and the eighth top commercial contractor in the nation.

And, ALLETE Clean Energy continues to maximize its existing wind energy assets and has exciting new wind projects in various stages of the development process.

We're also quickly advancing toward the anticipated closing of ALLETE's acquisition by CPPIB and GIP, with the regulatory approval processes underway in Minnesota and Wisconsin after we received shareholder approval last August and the Federal Energy Regulatory Commission approval in December. Pending receipt of these necessary regulatory approvals, we anticipate the transaction will close later this year, with all current shareholders receiving $67 per share.

We're excited about this next chapter for ALLETE, as we specifically chose CPPIB and GIP because of their ready access to significant capital; their support for our Sustainability-in-Action strategy; and their alignment with ALLETE's core values and strong commitment to our employees, customers, communities, and the climate.

As always, ALLETE's talented people are the reason for our success, and that is as true today as it was 100 years ago. We continue to live our values—Integrity, Safety, People, and Planet—in everything we do. And, guided by our values and our Code of Business Conduct, we will continue to support all of our employees, strengthen our culture, and care for our customers and our communities. We are committed to these principles and our shared values now and in the future. Our practices remain in compliance with state and federal laws—and we remain a company that leads through our People value—caring about others, respecting and embracing our differences, and creating opportunities for everyone to thrive.

As we build the clean-energy future, we're building opportunities. We enter this next chapter in a position of strength, as a leader in the clean-energy transition, and all of us at ALLETE thank you, our shareholders, for your support of our company over the decades.

Sincerely,

Bethany M. Owen
ALLETE Chair, President and CEO



ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802

NOTICE OF 2025 ANNUAL MEETING OF SHAREHOLDERS OF ALLETE, INC. ("ANNUAL MEETING")

Date and Time:	Tuesday, May 13, 2025 10:30 a.m. Central Daylight Time
Location:	Virtual Annual Meeting Site: www.virtualshareholdermeeting.com/ALE2025 The Annual Meeting will be held as a virtual-only webcast.
Business Items:	1. To elect a Board of Directors to serve for the ensuing year; 2. To hold an advisory vote to approve the compensation of ALLETE's named executive officers; 3. To approve the ALLETE Executive Long-Term Incentive Compensation Plan; 4. To approve an amendment to ALLETE's Amended and Restated Articles of Incorporation to modify certain terms relating to the Serial Preferred Stock A as contemplated by the terms agreed upon in the Merger Agreement; 5. To ratify the selection of PricewaterhouseCoopers LLP as ALLETE's independent registered public accounting firm for 2025; and 6. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.
Who Can Vote:	Shareholders of record at the close of business on March 14, 2025
Proxy Voting:	Your vote is important. We encourage you to vote your shares in advance, even if you plan to attend the Annual Meeting. You can vote by proxy as a shareholder of record: 1. By visiting www.proxyvote.com on the Internet; 2. By calling, toll-free within the U.S. (800) 579-1639; or 3. By signing and returning your proxy card if you received a paper copy of the proxy materials. If you hold shares through a broker, bank, or other nominee, you may vote by submitting your voting instructions to your broker, bank, or other nominee.

At the direction of the Board of Directors,

Julie L. Padilla
Vice President, Chief Legal Officer, and Corporate Secretary
March 31, 2025
Duluth, Minnesota

TABLE OF CONTENTS

Forward-Looking Statements

Statements in this Proxy Statement that are not statements of historical facts are considered "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there can be no assurance that the expected results will be achieved. These statements include (without limitation) statements as to future expectations, risks, beliefs, plans, objectives, assumptions, events, uncertainties, financial performance, growth strategies or the pending Merger (as defined below) and related matters, including but not limited to the timing to consummate the pending Merger and the risk that the conditions to closing of the pending Merger may not be satisfied or that a regulatory approval required for the pending Merger is not obtained. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are providing this cautionary statement to disclose that there are important factors that could cause actual results to differ materially from those anticipated. Reference is made to our Form 10-K for the year ended December 31, 2024, for a list of such factors.

DEFINITIONS

The following abbreviations or acronyms are used in this Proxy Statement. References to "we," "us," and "our" are to ALLETE, Inc.

Abbreviation or Acronym	Term
ACE	ALLETE Clean Energy, Inc.
AIP	ALLETE Executive Annual Incentive Plan
ALLETE, or Company	ALLETE, Inc.
Alloy Merger Sub	Alloy Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Alloy Parent
Alloy Parent	Alloy Parent LLC, a Delaware limited liability company which, upon closing, will be jointly owned by a wholly owned subsidiary of Canada Pension Plan Investment Board and affiliates of investment vehicles affiliated with one or more funds, accounts, or other entities managed or advised by Global Infrastructure Management, LLC
Amended and Restated Articles of Incorporation	ALLETE Amended and Restated Articles of Incorporation
Annual Meeting	Annual Meeting of Shareholders of ALLETE, Inc.
ASC	Financial Accounting Standards Board Accounting Standards Codification
Audit Committee	Audit Committee of the Board
Board, or Directors	ALLETE's Board of Directors
CAGR	Compound Annual Growth Rate
CD&A	Compensation Discussion and Analysis Section of this Proxy Statement
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CG Committee	Corporate Governance and Nominating Committee of the Board
CIC Severance Plan	ALLETE and Affiliated Companies Change in Control Severance Plan
Common Stock	ALLETE Common Stock
Compensation Recovery Policy	ALLETE and Affiliated Companies Compensation Recovery Policy
Deferral Plan II	ALLETE Non-Employee Director Compensation Deferral Plan II
ECHC Committee	Executive Compensation and Human Capital Committee of the Board
EEI	Edison Electric Institute
EPS	Diluted Earnings Per Share
ERM	Enterprise Risk Management
Exchange Act	Securities Exchange Act of 1934, as amended
LTIP	ALLETE Executive Long-Term Incentive Compensation Plan
Merger	Pursuant to the Merger Agreement, on the terms and subject to the conditions set forth therein, Alloy Merger Sub will merge with and into ALLETE (the "Merger"), with ALLETE continuing as the surviving corporation in the Merger and becoming a subsidiary of Alloy Parent
Merger Agreement	Agreement and Plan of Merger, dated as of May 5, 2024, by and among ALLETE, Alloy Parent, and Alloy Merger Sub
NEO	Named Executive Officer
New Energy Equity	New Energy Equity LLC
NYSE	New York Stock Exchange
Pearl Meyer	Pearl Meyer & Partners, LLC
PricewaterhouseCoopers	PricewaterhouseCoopers LLP
PSA	Performance Share Award
RSOP	ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan
RSU	Restricted Stock Unit

SARs	Stock Appreciation Rights
SEC	Securities and Exchange Commission
Serial Preferred Stock A	ALLETE Serial Preferred Stock A
SERP	SERP I and SERP II, collectively
SERP I	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan I
SERP II	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II
Tax Code	Internal Revenue Code of 1986, as amended
TSR	Total Shareholder Return



ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802

PROXY STATEMENT

_____

This Proxy Statement is furnished in connection with the solicitation by the Board of proxies to be voted at our 2025 Annual Meeting to be held as a virtual-only webcast on Tuesday, May 13, 2025, at 10:30 a.m. Central Daylight Time, or at any postponement or adjournment of the Annual Meeting. The virtual Annual Meeting Site is www.virtualshareholdermeeting.com/ALE2025.

On or about March 31, 2025, we first mailed or otherwise made available to our shareholders a Notice of Internet Availability of Proxy Materials containing instructions for how to access our proxy materials, which includes our Notice and Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2024. The Notice of Internet Availability of Proxy Materials also includes instructions to access your form of proxy to vote your shares online. In accordance with their particular prior requests, certain shareholders have received email notification of how to access our proxy materials and vote online or have been mailed paper copies of our proxy materials and proxy card.

Electronic distribution of our proxy materials expedites receipt by shareholders, lowers the cost of the Annual Meeting, and conserves vital natural resources. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials to request a printed copy at no charge. If you have previously elected to receive our proxy materials electronically, you will continue to receive email notification with instructions to access the materials via the Internet unless you elect otherwise.

On May 5, 2024, ALLETE entered into the Merger Agreement with Alloy Parent and Alloy Merger Sub. Pursuant to the Merger Agreement, on the terms and subject to the conditions set forth therein, Alloy Merger Sub will merge with and into ALLETE, with ALLETE continuing as the surviving corporation in the Merger and becoming a subsidiary of Alloy Parent. On August 21, 2024, our shareholders voted to approve the Merger. No action is expected to be taken by our shareholders at the Annual Meeting regarding the Merger.

FREQUENTLY ASKED QUESTIONS

Why did I receive these proxy materials?

You received these materials because you were an ALLETE shareholder at the close of business on March 14, 2025, (the "Record Date") and, therefore, you are entitled to vote at the Annual Meeting.

Who pays for the cost of soliciting proxies?

We expect to solicit proxies primarily via the Internet and by mail. Our directors, officers, other employees, and agents may contact you by telephone, email, mail, or in person. We will pay the expense of any such solicitation, as well as the costs of preparing, printing, and distributing our proxy materials. We will also reimburse brokers, banks, and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to beneficial owners of Common Stock.

We have also retained Georgeson LLC to assist in the solicitation of proxies. We expect to pay Georgeson LLC approximately $10,000 plus expenses in connection with soliciting proxies and providing proxy advisory services. Directors and employees do not receive additional compensation for soliciting shareholder proxies.

Why did I receive a Notice of Internet Availability of Proxy Materials directing me to the internet instead of a full-set paper copy of the proxy materials?

Internet access is the primary means we are utilizing to provide our shareholders with proxy materials. This facilitates prompt delivery of this important information, reduces the environmental impacts of our Annual Meeting, and manages costs. On March 31, 2025, we began delivery, primarily by mail, of a Notice of Internet Availability of Proxy Materials to our shareholders and we posted our proxy materials on the website referenced in the Notice of Internet Availability of Proxy Materials: www.proxyvote.com.

As set out on the Notice of Internet Availability of Proxy Materials, and also as explained on the next page, you may choose to access these proxy materials on the website or you may request to receive printed copies of our proxy materials at no charge.

How does the pending Merger impact the Annual Meeting?

The Annual Meeting does not relate to the Merger, which was approved by our shareholders on August 21, 2024. The Merger remains subject to certain regulatory approvals and other customary closing conditions. Until the Merger is completed, ALLETE will continue to function as a public company.

How can I request to receive a paper copy of these proxy materials?

To request a copy of the proxy materials, at no charge, use one of the following methods:

Internet: Go to www.proxyvote.com. Follow the instructions to log in and order copies.

Telephone: Call, toll-free in the United States: (800) 579-1639. Follow the instructions to log in and order copies.

Email: Send an email to **sendmaterial@proxyvote.com** and put your 16-digit control number in the subject line. Your control number can be found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form.
The email needs to include the following information:
- Your preference to receive printed materials via the mail or to receive an email with links to the electronic materials;
- If you choose email delivery, you must include the email address to which you want the proxy materials sent; and
- If you would like your election to apply to delivery of material for all future meetings, write the word "Permanent" and include the last four digits of your Social Security Number or Tax Identification Number in the email.

How can I subscribe to electronic delivery of proxy materials?

With your consent, we will no longer send you paper copies of any proxy materials, including the Notice of Internet Availability of Proxy Materials, beginning next year. Instead, we will send you an email notification that the shareholder materials are available for you to view, including a link to the website where you can view the materials. We will also provide you with a link to allow you to vote your shares of Common Stock online. To sign up for electronic receipt of shareholder materials, follow these directions:

1. Log onto the Internet at www.allete.com.
2. Click on "Investors."
3. Click on "Shareholder Services."
4. Click on "Proxy Electronic Delivery."
5. Follow the prompts to submit your electronic consent.

You will receive an email confirmation of your enrollment. You will continue to receive your shareholder materials electronically for as long as you remain a shareholder and the email account that you provide the Company remains active, unless you choose to cancel your enrollment, which you may do at any time.

Why did I receive multiple Notices of Internet Availability of Proxy Materials or proxy cards?

This means your shares of Common Stock are registered differently or are in more than one account. Please provide voting instructions for all your shares. We encourage you to have all accounts registered in the same name and address whenever possible. You can accomplish this by contacting ALLETE Shareholder Services at (218) 355-3114 or by writing to ALLETE, Inc., Attention: Shareholder Services, 30 West Superior Street, Duluth, MN 55802.

I received more than one complete set of proxy materials. Is it possible to eliminate duplicates?

If you hold stock in more than one account or if you are a registered shareholder and you share the same address with another of our registered shareholders, you may request delivery of a single copy of future annual reports and proxy statements at any time by calling ALLETE Shareholder Services at (218) 355-3114, or by writing to ALLETE's transfer agent, Equiniti Trust Company, Shareowner Services, Attention: Householding, P.O. Box 64854, St. Paul, MN 55164-0854.

Many brokerage firms and financial institutions have procedures for delivering a single copy of Company documents to households with multiple beneficial shareholders. If your family has one or more "street name" accounts under which you beneficially own shares of Common Stock, please contact your broker or financial institution directly if you have questions or directions concerning your "street name" account.

Who is entitled to vote at the Annual Meeting?

Investors who held the Company's Common Stock at the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the close of business on the Record Date, there were 57,962,041 outstanding shares of Common Stock, with each share entitled to one vote.

How many votes must be present to hold the Annual Meeting?

The holders of a majority of the shares of Common Stock entitled to vote at the meeting must be present in person or represented by proxy to constitute a quorum, which is required to transact business at the Annual Meeting.

What is the purpose of the Annual Meeting?

At the meeting, shareholders will be asked to do the following:
1. Elect a Board of ten Directors to serve for the ensuing year. The Director nominees are: Bethany M. Owen, Susan K. Nestegard, George G. Goldfarb, James J. Hoolihan, Madeleine W. Ludlow, Charles R. Matthews, Douglas C. Neve, Barbara A. Nick, Robert P. Powers, and Charlene A. Thomas;
2. Hold an advisory vote to approve the compensation of ALLETE's named executive officers;
3. Approve the ALLETE Executive Long-Term Incentive Compensation Plan;
4. Approve an amendment to ALLETE's Amended and Restated Articles of Incorporation to modify certain terms relating to the Serial Preferred Stock A as contemplated by the terms agreed upon in the Merger Agreement;
5. Ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2025; and
6. Transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The Board is not aware of any other matter to be presented at the Annual Meeting. If any other matters properly come before the meeting, all shares represented by valid proxies will be voted in accordance with the judgment of the appointed proxies.

How do I attend the Annual Meeting?

The 2025 Annual Meeting will be conducted solely through a live webcast. There will be no physical meeting location. No advance registration is required to attend the Annual Meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/ALE2025 as a shareholder, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form. If you are a registered shareholder and do not have a control number, you can call ALLETE Shareholder Services at (218) 355-3114 for assistance.

The Annual Meeting will start promptly at 10:30 a.m. Central Daylight Time on Tuesday, May 13, 2025.

What are the Board's voting recommendations?

The Board recommends that you vote as follows:
- Item 1. **"FOR"** each Director nominee;
- Item 2. **"FOR"** the advisory approval of the compensation of ALLETE's named executive officers;
- Item 3. **"FOR"** approval of the ALLETE Executive Long-Term Incentive Compensation Plan;
- Item 4. **"FOR"** the approval of an amendment to ALLETE's Amended and Restated Articles of Incorporation to modify certain terms relating to the Serial Preferred Stock A as contemplated by the terms agreed upon in the Merger Agreement;
- Item 5. **"FOR"** ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2025; and
- Item 6. In accordance with the discretion of the persons acting under the proxy concerning such other business as may properly be brought before the meeting or any adjournments or postponements thereof.

Unless contrary instructions are provided, all shares of Common Stock represented by valid proxies will be voted in accordance with the Board's voting recommendations.

How do I vote my shares?

You may vote your shares by proxy using any of the following methods:

 *Internet*: Vote online at www.proxyvote.com.

☎ *Telephone*: Vote by calling, toll-free in the United States: (800) 579-1639.
Internet and telephone voting facilities for registered shareholders will be available 24 hours a day until 11:59 p.m. Eastern Daylight Time, on May 12, 2025. If you vote your shares on the Internet or by telephone, you do not have to return your proxy card. Please have your proxy card (or Notice of Internet Availability of Proxy Materials or the email message you receive with instructions on how to vote) in hand when you go online or use the phone to vote. You will have an opportunity to confirm your voting selections before your vote is recorded. The availability of Internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank, or other nominee. You should follow the voting instructions in the materials that you received from your nominee.

By Mail: If you would like to vote by mail, please request a paper proxy card in accordance with the instructions contained in the Notice of Internet Availability of Proxy Materials and then complete, sign, and date the proxy card and return it in the postage-paid envelope provided. Your proxy card must be received by May 12, 2025. For shares held in "street name," please use the voting instruction card provided by your broker, bank, or other nominee and mark, sign, date, and mail it back to your broker, bank, or other nominee in accordance with their instructions.

<u>Online During the Annual Meeting</u>: If you are a registered shareholder, you can vote your shares online during the Annual Meeting, although we encourage you to vote your shares in advance of the Annual Meeting even if you plan to attend the Annual Meeting. Voting your proxy electronically via the Internet, by telephone, or by mail does not limit your right to vote at the Annual Meeting.

What is the difference between a "registered" shareholder and a "beneficial" shareholder?

If your Common Stock is registered directly in your name with our transfer agent, Equiniti Trust Company, you are a registered shareholder, also called a shareholder of record. As a shareholder of record, you can vote your shares by proxy directly with the Company (online, by telephone, or by mail) in advance of the Annual Meeting or you can vote your shares online at the Annual Meeting.

If your Common Stock is in an account or trust held in the name of a broker, bank, or other nominee as custodian on your behalf, or in "street name," you are a beneficial owner. As a beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. You are also invited to attend the Annual Meeting. If you wish to vote your shares at the meeting, however, you must bring a legal proxy from your broker, bank, or other nominee.

Can my broker vote my shares for me without my instruction?

Your broker can vote your shares without instruction from you only as to "routine" matters. Item 5, the ratification of the selection of our independent registered public accounting firm for 2025, is considered routine. As to all other voting items in this Proxy Statement, your broker cannot vote your shares without instructions from you. A "broker non-vote" occurs when a broker submits a proxy card for shares to the Company but does not indicate a vote on a particular matter because the broker has not received timely voting instructions from the beneficial owner with respect to that particular matter. Broker non-votes are not counted for or against any proposal

If you do not instruct your broker to vote your shares as to Item 1, your shares will not be considered in determining the number of votes necessary for approval and will have no effect on the outcome of this proposal.

If you do not instruct your broker to vote your shares as to Items 2, 3 and 4, your shares will not be considered in determining the number of votes necessary for approval and will have no effect on the outcome of such proposal; however, if a quorum cannot be established without including broker non-votes, then those broker non-votes required to establish a minimum quorum will have the same effect as a vote against such proposal.

What vote is required to approve each proposal?

<u>Item 1</u>: Each Director will be elected by the affirmative vote of a majority of the votes cast with respect to that Director nominee. A majority of the votes cast means that the number of votes cast "for" the election of a nominee must exceed the number of votes cast "against" the election of that nominee. Nominees receiving more votes for their election than votes against their election will be elected. If you abstain from voting for one or more of the nominees for Director, your abstention will have no effect on the election of such Director.

<u>Item 2</u>: The advisory vote on executive compensation will be decided by the affirmative vote of the greater of (1) a majority of the shares present or represented by proxy and entitled to vote on this proposal, or (2) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the Annual Meeting. If you abstain from this advisory vote, your abstention will have the same effect as a vote against this proposal. Although this is a non-binding, advisory vote, the ECHC Committee and the Board will consider the outcome of the vote when making future executive compensation decisions.

Item 3: Approval of the ALLETE Executive Long-Term Incentive Compensation Plan will be decided by the affirmative vote of the greater of (1) a majority of the shares present or represented by proxy and entitled to vote on this proposal, or (2) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the Annual Meeting. If you abstain from voting for approval of the ALLETE Executive Long-Term Incentive Compensation Plan, your abstention will have the same effect as a vote against this proposal.

Item 4: Approval of the amendment to ALLETE's Amended and Restated Articles of Incorporation will be decided by the affirmative vote of the greater of (1) a majority of the shares present or represented by proxy and entitled to vote on this item proposal, or (2) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the Annual Meeting. If you abstain from voting for approval of the amendment to ALLETE's Amended and Restated Articles of Incorporation, your abstention will have the same effect as a vote against this proposal.

Item 5: The ratification of the selection of PricewaterhouseCoopers as our independent registered public accounting firm for 2025 will be decided by the affirmative vote of the greater of (1) a majority of the shares present or represented by proxy and entitled to vote on this proposal, or (2) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the Annual Meeting. If you abstain from voting on the ratification of the selection of PricewaterhouseCoopers, your abstention will have the same effect as a vote against this proposal.

An automated system administered by Broadridge Investor Communications Solutions, Inc. will tabulate the proxy votes.

Can I change my vote or revoke my proxy?

Yes. If you are a shareholder of record, you can change your vote or revoke your proxy at any time before it is voted at the Annual Meeting, either by signing and returning a proxy card with a later date or by attending the Annual Meeting and changing your vote prior to the start of the meeting. If you have voted your shares online or by telephone, you can revoke your prior online or telephonic vote by recording a different vote, or by signing and timely returning a proxy card dated as of a date later than your last online or telephonic vote.

If you are a beneficial owner, you must contact your broker, bank, or other nominee to change your vote or revoke your proxy.

Where can I find the voting results?

We will announce preliminary results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the date of the Annual Meeting.

Who can answer additional questions?

You are welcome to contact ALLETE Shareholder Services with any questions you may have regarding this Proxy Statement. The telephone number is (218) 355-3114. The mailing address is: ALLETE, Inc., Attention: Shareholder Services, 30 West Superior Street, Duluth, MN 55802.

OWNERSHIP OF ALLETE COMMON STOCK

Company records and other information available from outside sources, including information filed with the SEC, indicate that the following shareholders beneficially owned more than five percent of the Company's voting securities as of March 14, 2025:

Securities Owned by Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Common Stock	BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	7,786,833	13.4%
Common Stock	The Vanguard Group[3] 100 Vanguard Boulevard Malvern, PA 19355	6,579,504	11.4%

[1] As of March 14, 2025.
[2] The information shown, including the aggregate number of shares beneficially owned, comes from information filed with the SEC on Schedule 13G/A on January 23, 2024. The information reflects the number of Common Stock shares beneficially owned by BlackRock, Inc. and certain of its subsidiaries as of December 31, 2023.
[3] The information shown, including the number of shares beneficially owned, comes from information filed with the SEC on Schedule 13G/A on February 13, 2024. The information reflects the number of Common Stock shares beneficially owned by The Vanguard Group and certain of its subsidiaries as of December 29, 2023.

Securities Owned by Directors and Management

As discussed on page 30, non-employee Directors are expected to own shares with a valuation equal to at least five times their annual cash retainer within five years of election. As of March 14, 2025, all independent Directors met the Common Stock ownership guideline, except Mr. Matthews, who first became subject to the guideline in 2022; the Board has determined that he is making reasonable progress toward meeting the guideline.

Common Stock ownership guidelines applicable to NEOs are discussed on pages 30 and 52. The Board reviewed executive Common Stock ownership in April 2024. As of March 14, 2025, all NEOs met their respective Common Stock ownership guideline, except: Ms. Owen, who was promoted to a position with a higher Common Stock ownership guideline in 2019 and again in 2020, and Mr. Scissons who was promoted to a position with a higher Common Stock ownership guideline in 2025. The Board has reviewed the Common Stock ownership of each of Ms. Owen and Mr. Scissons and has determined that both executives are making satisfactory progress towards meeting their respective Common Stock ownership thresholds.

In determining whether Directors and NEOs met the Common Stock ownership guidelines, we include deferred shares and RSUs because we believe these derivative holdings accomplish similar objectives as Common Stock ownership, namely they encourage Directors and NEOs to have a stake in the Company and they align the Directors' and NEOs' interests with those of shareholders.

The following table shows the shares of Common Stock beneficially owned, as of March 14, 2025, by Directors, nominees for Director, executive officers named in the Summary Compensation Table on page 58 and all Directors, nominees for Director, and executive officers as a group. Except as otherwise indicated, the persons shown have sole voting and investment power over the Common Stock listed.

Securities Owned by Directors and Management

| | Name of Beneficial Owner | Number of Shares Beneficially Owned[1] | Other[2] | | Total Shares Beneficially Owned for Common Stock Ownership Guideline Purposes | Number of Shares Needed to Meet Common Stock Ownership Guideline[3] |
			Restricted Stock Units	Deferred Shares Under the Director Deferred Stock Plan		
Non-Employee Directors and Nominees for Director	George G. Goldfarb	6,751	—	17,453	24,204	6,475
	James J. Hoolihan	16,857	—	11,200	28,057	6,475
	Madeleine W. Ludlow	19,092	—	5,085	24,177	6,475
	Charles W. Matthews	652	—	5,262	5,914	6,475
	Susan K. Nestegard	686	—	12,209	12,895	6,475
	Douglas C. Neve	11,593	—	17,508	29,101	6,475
	Barbara A. Nick	11,717	—	—	11,717	6,475
	Robert P. Powers	664	—	12,718	13,382	6,475
	Charlene A. Thomas	6,620	—	—	6,620	6,475
Named Executive Officers	Bethany M. Owen	33,470	17,179	—	50,649	67,230
	Jeffrey J. Scissons	3,094	2,507	—	5,601	16,454
	Steven W. Morris	12,567	5,814	—	18,381	7,262
	Nicole R. Johnson	12,740	4,365	—	17,105	6,523
	Joshua J. Skelton	15,306	3,198	—	18,504	5,758
All Directors, nominees for Director, and executive officers as a group (15):		151,891				

[1] The share amounts in this column include: (i) shares as to which voting and investment power is shared with the person's spouse: Mr. Hoolihan—16,857, Mr. Matthews—652, and Mr. Neve—11,593; (ii) shares owned by the person's spouse: Mr. Skelton—4,912; and (iii) shares owned by the person as custodian for child: Ms. Johnson—66. Each Director, nominee for Director, and executive officer, individually, and all Directors, nominees for Director, and executive officers as a group, beneficially own only a fraction of one percent of the Common Stock outstanding.

[2] The amounts in the "Other" column do not represent either issued Common Stock or a right of the holder to receive Common Stock within 60 days and are not considered beneficially owned in accordance with Rule 13d-3 under the Exchange Act. The amounts are shown here because the Company includes those holdings when determining whether a Director or NEO has met their applicable Common Stock ownership guideline. Directors are able to defer their cash and stock retainers under the Deferral Plan II. Distributions of deferred shares will be made in Common Stock.

[3] The Common Stock ownership guideline amounts shown were calculated using a Common Stock valuation of 65.64 per share, the closing price on March 14, 2025. The Common Stock ownership guideline for each non-employee Director was calculated based on the annual cash retainer in effect for Directors as of March 14, 2025. The Common Stock ownership guideline for each NEO was calculated based on the NEO's salary as of March 14, 2025.

Pledging, Hedging, and Short Sales of Common Stock Prohibited

The ALLETE Purchase and Sale of Company Securities Policy prohibits Directors and officers, including each NEO, from holding Common Stock in a margin account or otherwise entering into any pledge arrangement that would permit a third party to sell the securities without the Director's or officer's consent or knowledge. In addition, no Director or officer, including any NEO, may enter into any transaction that allows them to be insulated from the full risk or reward of Common Stock ownership (i.e., hedging) nor may a Director or officer, including any NEO, enter into any transaction that allows them to benefit if the value of the Common Stock decreases (i.e., short sale).

ITEM NO. 1—ELECTION OF DIRECTORS

Ten Director nominees have been recommended by the CG Committee and nominated by the Board. Each Director elected will serve until the next annual election of Directors and until a successor is qualified and elected, or until the Director's earlier resignation or removal. If any nominee should become unavailable, which is not anticipated, the Board may provide by resolution for a lesser number of Directors, or designate substitute nominees, who would receive the votes represented by proxies.

On January 29, 2025, the Board voted to waive, for a period of two years, its policy that no person may stand for election to the Board after age 72.

Unless otherwise directed, all shares represented by proxy will be voted **"FOR"** the election of the ten nominees for Director named below and on the following pages.

Nominees for Director



Bethany M. Owen
Board Chair

Age 59
Director Since 2019

Qualifications and Experience

Ms. Owen has served in a wide variety of roles with increasing responsibility over two decades since first joining the Company as an attorney. She has extensive experience with business strategy development and implementation, regulatory policy development and implementation, renewable energy, enterprise risk management, cybersecurity, information and operations technology strategy, compliance, corporate governance, and leading business transformation.

Business Experience

- Chair, President, and CEO, ALLETE (Since May 2021)

- President and CEO, ALLETE (February 2020 to May 2021)

- President, ALLETE (January 2019 to February 2020)

- Senior Vice President, Chief Legal and Administrative Officer, and Secretary, ALLETE (2016 to January 2019)

- Vice President–ALLETE Information Technology Solutions, Vice President, Minnesota Power, an operating division of ALLETE and President, Superior Water, Light and Power Company, a wholly owned subsidiary of ALLETE (2014 to 2016)

- Vice President, Minnesota Power, an operating division of ALLETE and President, Superior Water, Light and Power Company (2012 to 2014)

- President, Superior Water, Light and Power Company (2010 to 2012)

Other Public Company Boards

- None

Other

- Member, Minnesota Governor's Advisory Council on Climate Change, which identifies opportunities for, and barriers to, the development and effective implementation of policies and strategies to reduce greenhouse gas emissions and promote climate change resilience (Since November 2023)

- Member, University of Minnesota Foundation Board of Trustees, which oversees and supports fundraising activities for the University of Minnesota's campuses, colleges, and programs, as well as the management and investment of the university's endowed funds (Since 2021)

Nominees for Director



Susan K. Nestegard
Lead Director

Age 64

Director Since 2018

Committees
Audit Committee (*ex officio*)
ECHC Committee (*ex officio*)
CG Committee (*ex officio*)

Qualifications and Experience

Ms. Nestegard brings extensive business experience, including audit committee experience, strategy development, enterprise risk management, a background in innovation and disruptive technologies, and experience driving growth through mergers and acquisitions. Ms. Nestegard has a demonstrated passion for supporting women in sciences and corporate leadership. She holds 26 patents in her name. As Lead Director, Ms. Nestegard is an *ex officio* member of each Board committee.

Business Experience

- Advisor, True Wealth Ventures, a venture capital fund focusing on investments in women-led businesses in high-growth markets where women are the primary customers (Since July 2017)

- President of Global Healthcare, Ecolab, Inc. (NYSE:ECL), a global supplier of water, hygiene, and energy services (2010 to 2012)

- Executive Vice President of Global Healthcare, Ecolab, Inc. (2008 to 2010)

- Senior Vice President of Research, Development, and Engineering, and Chief Technical Officer, Ecolab, Inc. (2003 to 2008)

- More than 20 years' experience with 3M Company (NYSE:MMM) in product development and business unit management, driving revenue expansion through innovation

Other Public Company Boards

- Hormel Foods, Inc. (NYSE:HRL) (2009 to January 2024)
  - Compensation Committee (April 2023 to January 2024)
  - Governance Committee (2019 to April 2023)
  - Audit Committee (2009 to 2019)



George G. Goldfarb
Age 65

Director Since 2012

Committee
Audit Committee Chair

Qualifications and Experience

Mr. Goldfarb is an audit committee financial expert within the meaning of SEC rules. He brings a wealth of business knowledge and executive experience that includes deep ties to and insights into the local and regional economy, as well as extensive national branding experience.

Business Experience

- Interim President and CEO, Maurices Incorporated, a specialty retailer selling women's apparel in approximately 850 stores and online (August 2024 to present)

- Director and Chair Emeritus, Maurices Incorporated (March 2021 to August 2024)

- President, Maurices Incorporated (2011 to 2015)

- President and CEO of Value Fashion Segment of Ascena Retail Group, Inc., which included the Maurices and the Dressbarn brands (2016 to January 2018)

- Vice Chair, Ascena Retail Group, Inc.'s wholly owned subsidiary, Catherines Stores, Inc. (2015 to 2016)

- Chief Operating Officer, Maurices Incorporated (2006 to 2011)

- CFO, Maurices Incorporated (2001 to 2006)

Other Public Company Boards

- None

Other

- Director, Essentia Health (2019 to 2024)



James J. Hoolihan

Age 72

Director Since 2006

Committee
CG Committee

Qualifications and Experience

Mr. Hoolihan is a long-time business and community leader within the Company's electric utility service area. He brings a deep knowledge of the industries and political dynamics of our regional service area, as well as extensive business experience related to serving the large industries in the region.

Business Experience

- Owner and CEO, Can-Jer Industrial Lubricant, Ltd., which provides industrial supplies and services to mining and railroad industries that operate in Canada (Since 1983)

- Owner, JHAC, LLC, a real estate investment company (Since October 2000)

- CEO and Chair, Industrial Lubricant Company, which provides industrial supplies and services to mining and railroad industries (2011 to 2017)

- President and CEO, Blandin Foundation, a private, philanthropic foundation whose mission is to strengthen communities in rural Minnesota (2004 to 2011)
    - Co-trustee for the Charles K. Blandin Residuary Trust (Since 2012)
    - Trustee, Blandin Foundation (2012 to December 2023)

- President, Industrial Lubricant Company (1981 to 2004)

Other Public Company Boards

- None

Other

- Served as Elected Mayor of the City of Grand Rapids, Minnesota (1990 to 1995)



Madeleine W. Ludlow

Age 70

Director Since 2004

Committees
CG Committee Chair
ECHC Committee

Qualifications and Experience

Ms. Ludlow brings deep experience with and a sophisticated understanding of investment banking, finance, and accounting. Ms. Ludlow was a senior executive at a public utility and has worked closely with entrepreneurial and diversified businesses. Other areas of expertise include strategy development and execution, mergers and acquisitions, and business transformations. She also is qualified as an audit committee financial expert within the meaning of the SEC rules.

Business Experience

- Founder and Managing Director, West Capital Advisors, LLC, which provides strategic and development advisory services for corporate innovation in private equity transactions (Since 2011)

- Principal, Market Capital Partners LLC, Ohio-based investment banking firm serving mid-size-market companies (2009 to 2011)

- Principal, LudlowWard Capital Advisors, LLC, Ohio-based investment banking firm serving mid-size market companies (2005 to 2009)

- Chair, CEO, and President of Cadence Network, Inc., an internet-based provider of utility expense management services (2000 to 2004)

- Vice President and CFO of Cinergy Corp., a Cincinnati-based energy company acquired by Duke Energy in 2006 (1997 to 2000)

Other Public Company Boards

- Director, AuguStar Variable Insurance Products Fund, Inc. (formerly, Ohio National Fund, Inc.), a registered investment company with 25 separate investment funds (Since 2012)



Charles R. Matthews

Age 68

Director Since 2022

Committees
Audit Committee
CG Committee

Qualifications and Experience

Mr. Matthews, an audit committee financial expert within the meaning of the SEC rules, brings extensive financial expertise, strategic and operational leadership experience in the energy industry, as well as risk management and cybersecurity oversight expertise. He has a demonstrated understanding of the importance of serving customers with excellence, creating an inclusive workforce, and supporting communities to foster a more just society, all while creating value for shareholders. Mr. Matthews has served on numerous energy industry boards, as well as non-profit organizations. His experiences give him significant insight into sustainability and governance matters.

Business Experience

- President, Peoples Energy, LLC and President and CEO, The Peoples Gas Light and Coke Company and North Shore Gas Company, each of which is a subsidiary of WEC Energy Group Inc. (NYSE:WEC) (2015 to July 2022)

- Senior Vice President – Wholesale Energy and Fuels, WE Energies, also a subsidiary of WEC Energy Group (2012 to 2015)

- During his more than 40 years in the energy industry, Mr. Matthews also held leadership and other finance and regulatory positions with Mirant Corporation, Southern Company Services, and Exxon Company, U.S.A.

Other Public Company Boards

- None

Other

- Director, BMO Financial Corp. and BMO Harris Bank, N.A. (Since May 2019)
  - Member, Audit Committee and Human Resource Committee



Douglas C. Neve

Age 69

Director Since 2007

Committees
Audit Committee
CG Committee

Qualifications and Experience

Mr. Neve is a certified public accountant and an audit committee financial expert within the meaning of the SEC rules. He brings extensive knowledge of public accounting, corporate reporting, risk management, corporate finance, and compliance. Mr. Neve's background includes broad corporate leadership experience as an executive of a publicly traded company, and as a director, audit committee chair, compensation committee member, and governance committee member for publicly traded and privately held corporations, as well as public and non-profit entities. Mr. Neve also brings experience with mergers and acquisitions, energy industry experience, and renewable energy experience.

Business Experience

- Executive Vice President and CFO, Ceridian Corp., a Minneapolis-based multinational human resources company (2005 to 2007)

- Audit Partner, Deloitte & Touche LLP, a public accounting firm (2002 to 2005)

Other Public Company Boards

- None



Barbara A. Nick

Age 67

Director Since 2020

Committees
Audit Committee
ECHC Committee

Qualifications and Experience

With a career in the electric and gas energy industry that spanned four decades, Ms. Nick brings a wealth of knowledge and skills to the Board. She has extensive leadership, strategic, regulatory, operational, and developmental experience in five Midwest states. Ms. Nick also has strong financial skills and a long, proven record of principled corporate governance. Ms. Nick brings experience with mergers and acquisitions, renewable energy, and business transformations. She also has received a cybersecurity certification from the National Association of Corporate Directors.

Business Experience

- CEO, Dairyland Power Cooperative (2014 to July 2020)

- President, Minnesota Energy Resources Corporation and President of Michigan Gas Utilities Corporation, both subsidiaries of what was then Integrys Energy Group (NYSE:TEG) and is now WEC Energy Group Inc. (NYSE:WEC) (2012 to 2014)

- Senior Vice President of Energy Delivery and Customer Service, Wisconsin Public Service Company and President, Upper Peninsula Power Company, both also subsidiaries of what was then Integrys Energy Group and is now WEC Energy Group Inc. (2007 to 2012)

- Vice President of Corporate Services of what was then WPS Resources Corporation (NYSE:WPS) and is now WEC Energy Group Inc. (2004 to 2007)

Other Public Company Boards

- None

Other

- Director, SWCA Environmental Consulting (Since May 2024)
    - Member, Audit Committee and Compensation Committee
- Director, Mead & Hunt, a national architecture and engineering firm (Since 2019)
    - Member, Audit Committee
    - Chair, Governance Committee
- Former Chair, State of Wisconsin Investment Board, which provides oversight of the eighth-largest pension fund in the United States and the 25th-largest pension fund globally with investments valued at over $120 billion (2015 to December 2023)

Nominees for Director



Robert P. Powers

Age 71

Director Since 2017

Committee
ECHC Committee Chair

Qualifications and Experience

Mr. Powers brings extensive and diverse regulated utility experience and strategic leadership, including expertise in strategic planning, executive compensation, mergers and acquisitions, renewable energy, business transformations, and cybersecurity oversight. Mr. Powers was an active member of utility industry associations and worked to recruit technical talent to utilities.

Business Experience

- Vice Chair and Senior Advisor to the Chair and CEO, American Electric Power Company (NYSE:AEP), one of the largest electric utilities in the United States with more than five million customers in eleven states (January 2017 to August 2017)

- Executive Vice President and COO of AEP (2010 to 2016)

- President of AEP Utilities (2008 to 2010)

- Executive Vice President of AEP East Utilities (2006 to 2008)

- Executive Vice President of Generation of AEP (2003 to 2006)

- Worked for 16 years with Pacific Gas and Electric Company, rising to Site Vice President and Plant Manager at the Diablo Canyon Nuclear Generating Station; and six years with the Tennessee Valley Authority as a health physicist.

Other Public Company Boards

- None



Charlene A. Thomas

Age 57

Director Since 2021

Committees
Audit Committee
ECHC Committee

Qualifications and Experience

Ms. Thomas brings a breadth of executive leadership skills, including broad strategy design and implementation experiences in industrial and business operations and large-scale human resources operations, having led strategic human resources initiatives for a workforce of more than 540,000 employees worldwide. Ms. Thomas has public company experience, has lead business transformations, and has demonstrated financial acumen. Ms. Thomas has expertise in complex distributed operations and has received an artificial intelligence certification from MIT.

Business Experience

- Senior Vice President and Chief Human Resources Officer, Sodexo, NA, which provides catering, facilities management, employee benefits, and personal home services (July 2023 to February 2025)

- Executive Vice President and Chief Diversity, Equity and Inclusion Officer, United Parcel Service, Inc. (NYSE:UPS) (UPS) (January 2021 to October 2022)

- Executive Vice President and Chief Human Resources Officer, UPS (July 2019 to December 2020)

- President of Human Capital Transformation, UPS (March 2019 to July 2019)

- President, UPS's west region, with responsibility for product growth and delivery operations in 25 U.S. central and western states (April 2018 to February 2019)

Other Public Company Boards

- None

Other
- Director, National Urban League (Since 2019)
- Member, Executive Leadership Council, an independent non-profit organization that opens channels of opportunity for the development of Black executives to positively impact businesses and communities (Since 2020)

CORPORATE GOVERNANCE

_____

ALLETE operates from a foundation of sound corporate governance practices, with a Board that provides oversight focused on ensuring that the Company is managed in a manner that builds long-term value for our shareholders, customers, employees, and communities. Our governance framework is built around a skilled, engaged Board and focused attention to our values and culture. This provides a working structure for effective decision-making, principled actions, and appropriate monitoring of risks, compliance, and performance.

The Board takes an active role overseeing ALLETE's strategy and approves the strategic direction of the Company, any changes in long term capital structure, significant transactions, and any entry into substantial new lines of business. We believe that taking the interests of our stakeholders into consideration and making decisions guided by Company values–with integrity at the foundation of all we do–are important to ALLETE's long-term success and profitability.

Governance Documents

ALLETE's key governance documents, including our Corporate Governance Guidelines, are available on our website at www.allete.com/governance.

Our Corporate Governance Guidelines address the Board and committee responsibilities, Director selection, Board operating policies, Director compensation, expectations for Directors, Director Common Stock ownership, and other matters. These guidelines were most recently revised in October 2024.

Each Board committee operates under its own charter. The Audit Committee Charter was last reviewed and revised in January 2025. The Executive Compensation and Human Capital Committee Charter was last reviewed and revised in July 2024. The Corporate Governance and Nominating Committee Charter was last reviewed and revised in October 2024.

Director Independence

Director independence is an essential requirement for sound governance. Our Corporate Governance Guidelines provide that a substantial majority of the Board must be independent. The Board has adopted independence standards that are consistent with the independence standards of the NYSE and the SEC. An "independent" Director is one who has no material relationship with the Company other than as a Director, either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company.

The CG Committee provides recommendations to the Board with respect to whether an individual Director is independent, and the Board annually reviews and makes an affirmative determination of each Director's independence.

The CG Committee and the Board consider all relevant facts and circumstances in making independence recommendations and independence determinations. In addition, the Board has adopted certain categorical standards to assist in determining a Director's independence. Specifically, a "material relationship" with the Company exists and, therefore, a Director will not be independent, if any of the following applies:

1. The Director is or has been employed by the Company within the last three years (other than as a former interim Chair or a former interim CEO); or the Director's immediate family member is or has been employed by the Company within the last three years as an executive officer;

2. The Director has received, or the Director has an immediate family member who has received, during any 12-month period in any of the last three years, more than $120,000 in direct compensation from the Company (other than Director and committee fees, pension, or other forms of deferred compensation for prior service so long as such compensation is not contingent on continued service);

3. The Director is a current partner or employee of a firm that is the Company's current independent registered public accounting firm; the Director has an immediate family member who is a current partner of the Company's current independent registered public accounting firm; the Director has an immediate family member who is a current employee of the Company's current independent registered public accounting firm and who personally works on the Company's audit; or the Director or an immediate family member was, within the last three years, a partner or employee of the Company's current independent registered public accounting firm and personally worked on the Company's audit within that time;

4. The Director or an immediate family member is or has been, within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee;

5. The Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or two percent of such other company's consolidated gross revenues; or

6. The Director or an immediate family member has been an executive officer of a foundation, university, nonprofit trust, or other tax-exempt charitable organization, within the last three years, for which contributions from the Company and its respective trusts or foundations, account or accounted for more than the greater of $1 million, or two percent of such charitable organization's consolidated gross revenue.

Director Independence Determinations

In considering the independence of the Directors, the CG Committee examined any transactions between Directors and the Company in 2024. In particular, the CG Committee considered Mr. Hoolihan's relationship to Industrial Lubricant Company (ILCO). ILCO is owned and operated by Mr. Hoolihan's immediate family members. ILCO provides lubricant products and services to one of the Company's generating facilities and to one of the Company's subsidiaries, BNI Coal, Ltd. During 2024, Company payments to ILCO totaled $638,547. The CG Committee reviewed the ILCO transactions, without Mr. Hoolihan's participation, and determined that the transactions with ILCO did not constitute a material relationship for purposes of the Company's categorical standards in determining a Director's independence. Further, Mr. Hoolihan had no personal involvement in the transactions and the transactions were not material to him or to any person or entity with whom he has an affiliation. The CG Committee concluded that Mr. Hoolihan did not have a direct or indirect material interest in the transactions. The CG Committee previously considered similar transactions that occurred in 2023 and 2022 and reached the same conclusions. Based on this, the CG Committee recommended to the Board, and the Board affirmatively determined, that these transactions did not impair Mr. Hoolihan's independence.

Applying the Company's independence standards and considering all relevant facts and circumstances in accordance with our determination process, the Board affirmatively determined that each Director, except Ms. Owen, is independent.

ALLETE's Board of Directors

ALLETE is overseen by a Board of Directors made up of highly qualified individuals with diverse skills, attributes, and experiences. We recognize the importance of a well-balanced Board with both the individual capabilities and the collective strengths to effectively address the Company's evolving needs and to act in the best interests of our shareholders, customers, employees, and communities.

Board Structure

| Independent Lead Director | All committees comprised of and chaired by independent Directors | All Directors, except Ms. Owen, are independent |

Board Members and Standing Committee Memberships

	Independent	Director Since	Audit Committee	ECHC Committee	CG Committee
Bethany M. Owen, Chair		2019			
Susan K. Nestegard, Lead Director	●	2018	◆	◆	◆
George G. Goldfarb	●	2012	❖ ★		
James J. Hoolihan	●	2006			◆
Madeleine W. Ludlow	●	2004		◆	❖
Charles R. Matthews	●	2022	◆ ★		◆
Douglas C. Neve	●	2007	◆ ★		◆
Barbara A. Nick	●	2020	◆	◆	
Robert P. Powers	●	2017		❖	
Charlene A. Thomas	●	2021	◆	◆	

❖—Chair   ◆—Member   ★—Audit committee financial expert within the meaning of SEC rules

Board Composition

50%
of Directors self-identify as women

20%
of Directors self-identify as Black or African American

30%
of Directors have served on the Board for five years or less

Director Experience and Attributes

The Board has identified key skills, attributes, and expertise that are important for our Board based on the Company's strategy and operations. Each Director brings a wealth of experience. The CG Committee regularly reviews with the Board the experience and attributes desired for effective governance in our changing industry and evaluates Board composition.

Leadership and Strategy

Directors who hold or have held significant leadership positions provide valuable leadership and strategy insights, as well as the ability to identify and help develop those qualities in others. They have practical understanding of strategy development, know how to create growth, and value and prioritize a strong corporate culture.

Each Director has experience with public company leadership and corporate governance, as well as experience in owning and driving strategy. Particular Director leadership and strategy experience includes:

CEO Experience
Ms. Owen, Mr. Goldfarb, Mr. Hoolihan, Ms. Ludlow, Mr. Matthews, and Ms. Nick

Legal & Regulatory Expertise
Ms. Owen, Ms. Ludlow, Mr. Matthews, Mr. Neve, Ms. Nick, and Mr. Powers

Executive Compensation Expertise:
Ms. Owen, Ms. Nestegard, Mr. Goldfarb, Ms. Ludlow, Mr. Matthews, Mr. Neve, Ms. Nick, Mr. Powers, and Ms. Thomas

Regional Business Expertise
Ms. Owen, Ms. Nestegard, Mr. Goldfarb, Mr. Hoolihan, Mr. Matthews, Mr. Neve, and Ms. Nick

Finance & Risk Management

Directors with financial experience, including experience with complex financings and financial reporting, provide important skills and insight to the Board, especially given the highly capital-intensive nature of our business. Effectively managing risk in a rapidly changing environment is also critical to our success.

Each Director has financial experience as well as experience in identifying and executing processes to mitigate risk. Particular Director finance and risk management experience includes:

CFO Experience
Mr. Goldfarb, Ms. Ludlow, and Mr. Neve

Qualify as Audit Committee Financial Experts
Mr. Goldfarb, Ms. Ludlow, Mr. Matthews, and Mr. Neve

Cybersecurity Experience
Ms. Owen, Mr. Matthews, Ms. Nick, and Mr. Powers

Energy/Renewable Energy Industries & Business Transformation

Directors with experience leading dynamic, evolving, and complex operations in a rapidly changing industry environment are strategically equipped to oversee ALLETE's "sustainability in action" strategy execution.

Each Director has experience in dynamic industries that require extensive compliance obligations. Particular Director expertise includes:

Business Transformation Experience
Ms. Owen, Ms. Nestegard, Mr. Goldfarb, Mr. Hoolihan, Ms. Ludlow, Mr. Matthews, Ms. Nick, Mr. Powers, and Ms. Thomas

Transactional Experience:
Ms. Owen, Ms. Nestegard, Mr. Goldfarb, Mr. Hoolihan, Ms. Ludlow, Mr. Matthews, Mr. Neve, Ms. Nick, and Mr. Powers

Board Leadership and Director Nominations

In its Directors, ALLETE looks for people whose skills, experiences and perspectives will serve shareholders well and contribute to sound corporate governance. The Board believes that representation from a range of professional backgrounds, as well as a mix of other diverse perspectives enhances effective governance, contributes to robust discussion, and drives successful performance by increasing understanding of the expectations and viewpoints of our investors and other stakeholders. As we continue to refresh our Board over time, we will continue to seek for consideration candidates who, among other attributes, will enhance the Board's breadth of expertise and perspectives.

The CG Committee regularly reviews the skills, expertise, and attributes that are important for effective governance of the Company and recommends Director candidates to the Board. The CG Committee will consider any person proposed by a Director, management, a search firm, or any shareholder. All Director candidates will be evaluated based on the criteria identified below, regardless of who proposed such person.

In selecting Director nominees, the Board considers multiple factors including: integrity, qualifications, skills, experience, independence, commitment to sustainability as outlined in the Corporate Sustainability Report, how the candidate's relevant experience would complement and enhance Board composition, Board succession plans, the candidate's ability and willingness to devote adequate time to Board duties, and the likelihood that they will be willing and able to serve on the Board for a sustained period. The Board considers its overall balance of perspectives, backgrounds, and experiences. The CG Committee will consider the candidate's independence in accordance with ALLETE's Corporate Governance Guidelines and the NYSE and SEC rules. Director nominees must be willing and able to devote adequate time and attention to Board service, must demonstrate independent thinking, a collaborative nature, and stakeholder awareness. Director nominees must have experience with business and strategic planning, as well as prior service on, or experience working closely with, a board of directors. In connection with the selection, due consideration will be given to a candidate's particular experience, including but not limited to: executive corporate leadership experience; understanding of board committee functions; understanding of generally accepted accounting principles; financial expertise (including qualification as an audit committee financial expert within the meaning of the SEC's rules); financing experience; auditing experience; human resources and executive compensation expertise; strategic planning and business development experience; experience with regulated utilities; strategic experience with renewable energy businesses or technologies; familiarity with the regions in which Company provides services; and community leadership.

The Board may engage a search firm to assist in identifying and conducting due diligence on potential Director nominees.

Before contacting a potential candidate, the CG Committee will notify the Board of its intent to do so, will provide the candidate's name and background information to the Board, and will allow time for Directors to comment. The CG Committee will screen potential candidates for the Board. A majority of the CG Committee members will interview any candidate before recommending that candidate to the Board. The recommendations of the CG Committee will be timed so as to allow Board members an opportunity to interview the candidate prior to the nomination of the candidate. The Board as a whole is responsible for nominating individuals for election to the Board and for filling vacancies on the Board that may occur between annual shareholders' meetings.

A shareholder who wishes to propose a candidate should provide the person's name and a detailed background of the candidate's qualifications to the Corporate Governance and Nominating Committee, c/o Corporate Secretary, ALLETE, Inc., 30 West Superior Street, Duluth, MN 55802.

Board Leadership

Ms. Owen has served as Board Chair since May 2021. As Chair, Ms. Owen presides over meetings of the Board, presides over meetings of the shareholders, consults with and advises the Board and its committees on the Company's business and affairs, and performs other duties as may be assigned by the Board.

Consistent with ALLETE's Corporate Governance Guidelines, because the Board Chair is not independent, the independent Directors select an independent Lead Director on an annual basis. The Lead Director:

- presides when the Board meets in executive session;
- presides at Board meetings if the Chair is not present to lead the Board's deliberations;
- serves as an *ex officio* member of each Board committee;
- serves as a liaison between the Chair and the independent Directors as necessary to provide a supplemental communication channel;
- works with the Chair to develop Board meeting agendas, schedules, and information to be provided to Directors;
- leads the evaluation of CEO performance in consultation with the CG Committee; and
- performs other duties as requested by the independent Directors.

The Board believes that its leadership structure—a combined Board Chair and CEO, an independent Lead Director, and committees comprised of and chaired by independent Directors—is the most effective for ALLETE at this time. In reaching this determination, the Board considered factors including the Company's size, the diversity and experience of our independent Board members, Ms. Owen's industry and governance experience, the Board's effective use of the Lead Director who provides coordination and leadership for the independent Directors, and the active engagement by all Directors.

The Board has three standing committees: the Audit Committee, the Executive Compensation and Human Capital Committee, and the Corporate Governance and Nominating Committee. We anticipate that committee chairs will rotate among Directors. The Board recognizes that rotating chairs provides development for the Directors and allows a variety of perspectives in leadership positions.

Audit Committee

George G. Goldfarb (Chair)
Susan K. Nestegard (*ex officio*)
Douglas C. Neve
Barbara A. Nick
Charles R. Matthews
Charlene A. Thomas

The Audit Committee helps oversee and monitor the following:
- Integrity of financial statements
- Internal controls over financial reporting
- Compliance with corporate policies and procedures
- Compliance with legal and regulatory requirements
- Qualifications, independence, and performance of independent registered public accounting firm
- Performance of internal audit function
- Review of the adequacy and effectiveness of information security policies and internal controls regarding information security
- Review and evaluation of accounting policies

Five meetings during 2024
- Review of periodic financial reports to be provided to the public, and, upon favorable review, recommending approval of ALLETE's Consolidated Financial Statements

Audit Committee Report—page 92

All Audit Committee members are independent under ALLETE's Corporate Governance Guidelines, within the meaning of SEC rules, and in accordance with NYSE listing standards.

All Audit Committee members are financially literate and three Audit Committee members qualify as an "audit committee financial expert" as defined by SEC rules.

Executive Compensation and Human Capital Committee

Robert P. Powers (Chair)
Susan K. Nestegard (*ex officio*)
Madeleine W. Ludlow
Barbara A. Nick
Charlene A. Thomas

The ECHC Committee helps oversee and monitor Director and executive compensation and workforce strategy by:
- Establishing compensation philosophy and policies related to Directors and executive officers
- Setting CEO compensation
- Ensuring links between executive compensation and sustainability strategy as described in the Corporate Sustainability Report
- Ensuring that design of Director and executive compensation is competitive and aligned with compensation philosophy

Five meetings during 2024
- Overseeing the administration of ALLETE's Director and executive compensation programs
- Overseeing policies and strategies related to culture, safety, and human capital management

ECHC Committee Report—page 57

All members of the ECHC Committee qualify as "independent directors" under NYSE rules, "non-employee directors" under Rule 16b-3 under the Exchange Act, and "outside directors" under Section 162(m) of the Tax Code.

Corporate Governance and Nominating Committee

Madeleine W. Ludlow (Chair)
Susan K. Nestegard (*ex officio*)
James J. Hoolihan
Charles R. Matthews
Douglas C. Neve

The CG Committee assists with corporate governance oversight by:
- Making recommendations to the Board with respect to Board membership, function, committee structure and membership, succession planning for executive management, and application of corporate governance principles
- Performing the functions of a Director-nominating committee
- Overseeing the Board's annual evaluation of the CEO
- Developing and recommending to the Board standards for determining a director's independence
- Providing recommendations to the Board with respect to independence determinations

Four meetings during 2024
- Establishing guidelines for Common Stock ownership
- Reviewing corporate sustainability activities and overseeing the Corporate Sustainability Report

The CG Committee is authorized to exercise the authority of the Board in the intervals between Board meetings.

Board Role in Risk Oversight

The Board is responsible for risk management oversight at the Company. While the Board as a whole exercises direct oversight of strategic risks and other critical risk areas with enterprise-wide significance to the Company, substantial aspects of risk oversight are delegated to Board committees and management. The Board administers its risk oversight function in a variety of ways, including through a thoughtfully designed leadership and oversight structure illustrated as follows:

Board of Directors

Reviews and discusses with management significant risks affecting ALLETE, including matters identified by Board committees from within their respective oversight areas, and oversees how senior leaders manage enterprise-level risks. May form *ad hoc* committees, from time to time, as appropriate, to assist with oversight of particular risks, such as cybersecurity.

Audit Committee

Oversees: financial reporting processes, business conduct, tax, and other financial risks; the appointment, evaluation, and oversight of the Company's independent registered public accounting firm; the internal audit function; legal and regulatory compliance; significant legal matters; insurance programs; market and credit risks; and physical and cybersecurity risks.

ECHC Committee

Oversees: the design and administration of executive compensation policies and programs and ensures that executive compensation programs link to ALLETE's sustainability strategy. Also has primary responsibility for assisting the Board with oversight of ALLETE's talent strategy and programs to attract, develop, engage, and retain talent; ALLETE's safety policies, and strategies; hiring initiatives; and human capital risks.

CG Committee

Oversees: Board structure and function, including corporate governance risks; Board independence; Board succession and composition; CEO succession planning; code of ethics; and political contributions and lobbying policy. Also has primary responsibility for assisting the Board with oversight of sustainability and corporate responsibility reporting.

Senior Management

ALLETE's CEO, CFO, Chief Legal Officer, Chief Risk Officer, and other senior leaders are responsible for implementing and supervising enterprise risk-management processes. Management confers with and reports to the Board and its committees with respect to key enterprise risk indicators, risk management and mitigation practices, and other significant matters.

Internal Audit Function

Directly overseen by the Audit Committee. Prepares audit plans that are reviewed and approved by the Audit Committee at least annually.

Enterprise Risk Management Program

Ensures that strategic goals align with ALLETE's mission, vision, and values and that decision-making and strategy execution includes adequate consideration of the associated risks. Includes the ALLETE Risk Management Committee, made up of executive officers and ALLETE's Chief Risk Officer, which regularly identifies and assesses key risks and defines procedures for mitigating and reporting significant risks.

ALLETE's tiered and structured approach provides a comprehensive framework designed to protect the interests of our shareholders and other stakeholders.

Code of Business Conduct and Ethics

ALLETE has adopted a written Code of Business Conduct (which includes our code of ethics) that applies to all Directors, employees, and officers, including the CEO, the CFO, and the principal accounting officer. The Code of Business Conduct also applies to our contractors, suppliers, and vendors. ALLETE's Code of Business Conduct is available on our website at www.allete.com/governance. Any amendment to the Code of Business Conduct, or waiver of the Code of Business Conduct involving a Director or NEO, will be published on ALLETE's website promptly following the date of such amendment or waiver.

Shareholder Engagement

We seek out meaningful engagement with shareholders to understand their perspectives on corporate governance, executive compensation, and other issues that matter to investors. We engage with shareholders throughout the year to provide visibility and transparency into our businesses and our financial and operational performance, to listen to shareholders' perspectives and understand shareholders' expectations of us, to share our environmental and sustainability strategy and accomplishments, and to receive feedback on our communications and disclosures to shareholders.

Throughout the year, senior management and our investor relations team meet with analysts and institutional investors to review financial and other business and strategic issues, as well as to solicit input, provide perspective on Company policies and practices, and answer questions. We participate in investor conferences, other formal events and groups, and also in one-on-one meetings. We also engage with representatives of our large shareholders to discuss our programs and learn about the key areas on which their clients are focusing. During 2024, we discussed topics including: ALLETE's financial and operational performance; growth initiatives; strategy updates; executive compensation practices; and corporate governance practices, as well as the Merger, including the Merger timeline, the regulatory approval process, and dividend expectations, as well Merger-related procedural inquiries from our retail investors.

The Board receives regular reports from senior management and ALLETE's investor relations team about shareholder inquiries and stock performance.

Political Contributions and Lobbying

We believe that public policy engagement is an important part of responsible corporate citizenship. We participate in this process in accordance with good corporate governance practices. ALLETE's policy regarding political contributions and lobbying is overseen by the CG Committee. Our policy governs the Company's corporate contributions to organizations registered under Section 527 of the Internal Revenue Code and ballot measures or initiative campaigns that impact the Company's business. On the state level, employees have the opportunity—on a voluntary basis—to make political contributions through political action committees (PACs). Lobbying activities are coordinated and require prior approval of senior management. All political contributions and lobbying activities are done in compliance with applicable laws and regulations.

ALLETE's Political Contributions and Lobbying Policy is available on our website at www.allete.com/governance.

Sustainability, Oversight, and Corporate Responsibility

Our commitment to sustainability is led and supported through strong Board leadership, intentional management focus, and sound corporate governance practices. The Board oversees ALLETE's strategy, our Enterprise Risk Management program, and our corporate responsibility related matters, including the evaluation of sustainability-related risks and opportunities—all designed to drive performance for our shareholders and other stakeholders. We honor our commitments to our customers, our communities, and the climate by acting to advance sustainability goals. Corporate responsibility and sustainability are integrated into our governance processes and are embedded in our strategy and our values, namely: *integrity, safety, people,* and *planet*.

ALLETE recognizes that impacts from human activity, including climate change, are already upon us, and we are taking action to transform the nation's energy landscape through sustainable solutions. ALLETE is committed to leading the path toward a sustainable carbon-free energy future. We are poised to add significantly more clean energy in the coming years while ensuring reliable, resilient energy delivery to our customers. Our overall strategy is to enhance and grow our companies by providing sustainable energy solutions to meet evolving societal expectations and regulations, and each of our companies plays an important role in this strategy. We also recognize that the transition to a clean-energy future will only be truly successful if it is just and equitable, with new opportunities and investments designed to give broad opportunities to thrive. ALLETE's strategy is designed to provide value to our customers, meaningful investment in our communities, opportunities for our employees, and long-term earnings and dividend growth for our shareholders. All of that is what we mean when we say we at ALLETE are leading the way to a sustainable clean-energy future.

Sustainability in action is the foundation of our growth strategy. We are continuing to reduce carbon emissions, delivering cleaner energy sources to our customers, strengthening the electric grid to accommodate more intermittent renewable resources, and implementing innovative solutions to enhance resiliency for all our businesses. ALLETE's comprehensive corporate responsibility program also includes a committed social focus, which includes advancing our five focus areas: workforce, supply chain, corporate citizenship, communications, and customers. For each business unit, its mission, customer mix, and regulatory status are key drivers in determining its carbon-reduction strategy.

The CG Committee oversees the process related to corporate responsibility matters and receives regular updates from senior management on such matters. During 2024, management actively engaged with investors and other key stakeholders to discuss ALLETE's sustainability strategy and initiatives and to gain insights into stakeholders' perspectives about sustainability and corporate responsibility, and how to effectively measure, communicate, and disclose our efforts. In October 2024, we released an update to our Corporate Sustainability Report, which can be found at our website www.allete.com/sustainability.

Climate Milestones and Initiatives



	Expand Renewable Energy Sources	For the past four years, ALLETE has ranked first among U.S.-based investor-owned utilities for investment in renewable energy as a percentage of market capitalization. Renewable energy will provide growth and reduce risks associated with additional carbon regulations.
	Reduce Overall Carbon Emissions	ALLETE's approach to decarbonization includes coal fleet retirements, conversion to natural gas, or other zero- or low-carbon fuels, and partnering with customers on carbon capture and sequestration projects.
	Carbon-Free Vision	Minnesota Power is making significant progress toward 100% carbon-free energy supply. We expect to achieve a coal-free energy supply by 2035.
	Strengthen the Electric Grid	ALLETE is investing significantly in infrastructure for managing the delivery of increasing amounts of renewable energy and enhancing the resiliency and reliability of the grid to protect against extreme weather events while providing customers more choice and control.
	Solar Projects	New Energy Equity is one of the nation's leading distributed solar developers and has successfully completed more than 300 projects across the United States and has a development pipeline of more than two gigawatts across 24 states.
	Adopt Innovative Solutions	We are reducing water use, investing in infrastructure that will be more resistant to weather changes, and implementing strategic underground installation of energy-delivery components that may be more vulnerable to climate impacts.

Sustainability-Focused Workforce Practices

	Leadership Recognition	Recognized by the Minnesota Census of Women in Corporate Leadership as an "Honor Roll" company since 2017.
	Living our People Value	We care about others, respect our differences, and create opportunities for everyone to thrive. Living our People value is an integral part of our culture. Respecting, honoring and embracing the diverse backgrounds, experiences and perspectives of our employees is not only an important part of our culture, it also makes for a stronger company. We always want our employees to feel included, important and valued each and every day—that is what living our People value is about.
	Veteran Outreach and Support	Minnesota Power and ALLETE Clean Energy each has been designated a "Yellow Ribbon" company, in recognition of the support provided for the needs of military-connected employees and families.
	Employee Well-Being	Comprehensive health and well-being benefits and resources that support healthy, productive, and engaged employees.

Meetings of Independent Directors

At each regularly scheduled Board meeting, the independent Directors meet in executive session for discussion without management present. These executive session meetings are chaired by the Lead Director. The Board has direct access to executive officers and other management employees and meets with these leaders individually when it deems appropriate.

Board Contact with Management and Independent Advisors

Executive officers and other management employees are regularly included in Board and committee meetings, as deemed appropriate. Directors may meet individually with executive officers and other management employees.

The Board and its committees also retain their own independent advisors at their discretion.

Board and Committee Evaluations

The Board and its committees undertake self-evaluations on an annual basis.

The Board's self-evaluation includes soliciting opinions from the Directors about topics related to Board effectiveness including:

- The sufficiency of and timeliness of briefing materials provided to Directors;
- The content and conduct of Board meetings;
- The adequacy of time allocated to, and the quality of, presentations and discussions;
- The Board's access to management;
- The Board's understanding of issues;
- The Board's consideration of shareholders' interests in making decisions;
- The overall mix of characteristics and skill sets represented by Board members; and
- Any area previously identified by Board members as requiring improvement.

The assessments are used to improve Board performance and effectiveness.

Each Board committee's self-evaluation addresses matters the committee considers relevant to its performance, including a review and assessment of the adequacy of the committee's charter. A report on each committee's self-evaluation is presented to the Board.

Meeting Attendance

Our Corporate Governance Guidelines provide that Directors are expected to regularly attend Board meetings and meetings of the committee or committees on which they serve. The Board held 16 meetings during 2024 and each Director attended every Board meeting. Each Director attended every meeting held in 2024 by the committee or committees on which they served.

Directors standing for election are expected to attend the Annual Meeting. Each Director attended the 2024 Annual Meeting.

Each Director also attended the special meeting of shareholders held on August 21, 2024, to approve the Merger Agreement.

Director Continuing Education

Ongoing development is an important aspect of governance. In addition to the frequent updates on corporate governance practices and requirements provided by the Company, Directors are asked to attend educational seminars, and to share their experiences with the other Directors. During 2024, Directors attended educational courses presented by outside entities on a variety of topics including: leadership, board governance, audit committee governance, audit committee oversight of significant unusual transactions, committee effectiveness, AI strategies and implications, navigating AI risks, risk oversight, leveraging internal audit, accounting and reporting developments, political change, changes in regulatory landscape, oversight of regulatory reporting, sustainability, SEC climate disclosures, energy and utility resources accounting, federal clean energy and clean-tech incentives, women corporate directors, navigating risk, proxy evolution, future-proofing businesses, and implementation of the FASB's new segments guidance.

In addition, Directors attended educational presentations hosted by the Company in 2024 on data centers as well as on cybersecurity risk and mitigation.

Common Stock Ownership Guidelines

The CG Committee has determined that Directors and executive officers should have an equity interest in the Company. The CG Committee believes that such equity ownership aligns the Directors' interests with those of the Company's shareholders. Accordingly, the Board has adopted Common Stock ownership guidelines.

Directors are expected to own at least 500 shares of Common Stock prior to their election to the Board. Further, within five years of their election to the Board, non-employee Directors are expected to own shares worth at least five times the amount of the annual cash retainer paid to Directors. Executive Common Stock ownership guidelines are discussed in the CD&A on page 34.

The CG Committee regularly reviews the Common Stock ownership guidelines and may recommend changes to the Board as it deems appropriate.

Insider Trading Policy

The Company has adopted an insider trading policy, the ALLETE Purchase and Sale of Company Securities Policy, which governs transactions involving ALLETE securities by directors, officers, and employees, and consultants, as well as their family members and any entity or person who is controlled by them. The policy prohibits buying or selling ALLETE securities, or engaging in other transactions involving ALLETE securities, including gifts or donations, on the basis of material non-public information. The policy also prohibits buying or selling securities of other companies with which the Company does business based on material information related to such other companies.

The ALLETE Purchase and Sale of Company Securities Policy imposes a trading restriction on Directors and officers in connection with the Company's earnings information; the blackout period commences on the first day of the 15-day period that ends on the last day of each quarter and ends on the second market day following the public release of the Company's earnings for that quarter. Trading restrictions may also be imposed during certain event-specific blackout periods.

In addition, Directors and officers must follow the Company's pre-clearance process before they, or their family members or other persons or entities related to them, engage in any transaction involving ALLETE securities.

Our insider trading policy also prohibits Directors and officers from the following: engaging in any short-swing transaction involving ALLETE securities; holding ALLETE securities in a margin account; hedging or pledging ALLETE securities; or entering into short sales or other speculative transactions involving ALLETE.

The ALLETE Purchase and Sale of Company Securities Policy was filed as Exhibit 19 to the Company's Form 10-K for the year ended December 31, 2024, and it is also available on the Company's website at www.allete.com/governance.

Related Person Transactions

The Board recognizes that in the ordinary course of business, transactions may occur between ALLETE and its subsidiaries and entities with which some of our Directors and officers are or may have been affiliated. Such transactions are evaluated in accordance with ALLETE's Related Person Transaction Policy, which was last reviewed and approved by the Board in July 2024 and is available at www.allete.com/governance.

Related persons include Directors, Director nominees, executive officers, and five percent shareholders, as well as their immediate family members and any entity controlled by these individuals or in which these individuals have a substantial financial interest.

The Related Person Transaction Policy applies to a financial transaction or arrangement, or a series of similar transactions or arrangements, which exceeds $25,000 annually or $6,250 quarterly, in which a related person has or will have a direct or indirect material interest.

Transactions between the Company and a related person generally require advance approval by the CG Committee. If a new situation arises where advance approval is not practical, it is discussed with the Chair of the CG Committee, or with another CG Committee member designated by the committee; an appropriate response might include subsequent ratification by the CG Committee.

The CG Committee also periodically reviews and assesses related person relationships to ensure ongoing fairness to the Company. Any member of the CG Committee who has an interest in a transaction will abstain from voting but may participate in the discussion if invited to do so by the CG Committee Chair, or the Lead Director if the CG Committee Chair has an interest in the transaction.

The CG Committee considers factors it deems relevant in determining whether to approve a related person transaction, including:

- the extent of the related person's interest in the transaction;
- the availability of comparable products or services from non-related persons;
- whether the transaction is on terms comparable to those that could be obtained in an arm's-length dealing with an unrelated third party;
- the business reasons to enter into the transaction;
- whether the transaction could impair the independence of a Director;
- whether the annual amount involved exceeds the greater of $200,000 or 5 percent of the recipient's gross revenues for the year; and
- whether the transaction would present an improper conflict of interest, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect relationship of the related person, and the ongoing nature of any proposed relationships.

Communications Between Shareholders and Other Interested Parties and the Board

We believe that it is an important aspect of corporate governance to facilitate direct communication between the Board and shareholders and other stakeholders. Shareholders and other stakeholders may communicate directly with our Board, with any specified group of Directors, such as a Board committee or independent Directors, or with any individual Director. Such communications should be in writing and addressed to the Lead Director, c/o Corporate Secretary, ALLETE, Inc., 30 West Superior Street, Duluth, MN 55802. Communications that are determined to be primarily commercial in nature, such as business solicitations and advertisements, will not be forwarded to the Board.

ITEM NO. 2—ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

We are asking our shareholders to cast a non-binding, advisory vote approving compensation for our NEOs as reported in this Proxy Statement.

ALLETE's executive compensation program is designed to enhance shareholder value while attracting and retaining experienced, qualified executives. To fully understand ALLETE's 2024 NEO compensation, we encourage you to read the CD&A, starting on page 34 as well as the compensation tables and narrative disclosures that follow the CD&A. Those sections describe how our compensation programs are designed to achieve ALLETE's compensation objectives and provide detailed information on the 2024 compensation of our NEOs. We believe our executive compensation program reflects a pay-for-performance philosophy and is aligned with shareholders' long-term interests.

This proposal, commonly known as a "say-on-pay" proposal, gives the Company's shareholders the opportunity to express their views on the compensation of our NEOs in accordance with Section 14A of the Exchange Act. Although this say-on-pay vote is advisory and not binding on the Company, the ECHC Committee and the Board will review the voting results and will take the outcome of the vote into account when considering future executive compensation decisions.

Consistent with the recommendation of shareholders based on the proposal included in the Company's proxy statement for the 2023 Annual Meeting regarding the frequency of the "say-on-pay" advisory proposal, the Board has adopted a policy providing for annual say-on-pay advisory votes. Unless the Board modifies the Company's policy or the Merger has been consummated, we expect the next advisory shareholder say-on-pay vote will occur at the 2026 Annual Meeting and the next say-on-frequency advisory vote will be held at our 2029 Annual Meeting.

The Board recommends a vote "FOR" the advisory vote to approve executive compensation.

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A explains ALLETE's executive compensation program and the 2024 compensation for the following NEOs:

Bethany M. Owen	Chair, President, and CEO
Jeffrey J. Scissons	Vice President; CFO and Corporate Treasurer
Steven W. Morris	Senior Vice President; former CFO
Nicole R. Johnson	Vice President; President–ALLETE Clean Energy
Joshua J. Skelton	Vice President; Chief Operating Officer–Minnesota Power

Mr. Morris served as Senior Vice President and CFO for all of 2024. In January 2025, Mr. Morris announced his plan to retire from the Company in July 2025. On March 11, 2025, Mr. Scissons was appointed Vice President, CFO and Corporate Treasurer, succeeding Mr. Morris as CFO.

In accordance with SEC rules, this CD&A and the accompanying tabular and narrative disclosure principally describes and explains ALLETE's NEO compensation for the 2024 fiscal year. The CD&A does not specifically address compensation and benefits that will or may be paid to the NEOs in connection with the Merger (although such compensation and benefits are generally addressed herein in the context of ALLETE's NEO compensation for the 2024 fiscal year). Discussion of potential payments and benefits in the context of the Merger is set forth in the Company's definitive proxy statement filed with the SEC on July 10, 2024.

EXECUTIVE SUMMARY

Compensation Philosophy

Our executive programs are designed to align NEO's interests with the interests of our shareholders and other stakeholders. Our compensation philosophy is based on these fundamental principles:

- *We link compensation to performance.*
- *We balance compensation elements.*
- *Our compensation is aligned with ALLETE's values.*
- *We consider market data relative to our industry peers.*
- *The ECHC Committee and the Board exercise independent judgment.*
- *We require executive Common Stock ownership.*

Compensation Practices

<table>
<tr><td colspan="2">What We Do</td><td colspan="2">What We Don't Do</td></tr>
<tr>
<td>☑</td><td>Ensure that a substantial portion of NEOs' compensation is variable, at-risk, and subject to performance-based metrics.</td>
<td>☒</td><td>Enter into employment agreements with our NEOs.</td>
</tr>
<tr>
<td>☑</td><td>Use multiple metrics to measure performance.</td>
<td>☒</td><td>Pay dividend equivalents on unvested RSUs or unearned performance shares.</td>
</tr>
<tr>
<td>☑</td><td>Cap incentive-based compensation.</td>
<td>☒</td><td>Reprice underwater stock options. (We do not currently grant stock options and have no outstanding stock options.)</td>
</tr>
<tr>
<td>☑</td><td>Use an independent compensation consultant.</td>
<td>☒</td><td>Pay tax gross-ups, except on relocation expenses, under ALLETE's broad-based policy.</td>
</tr>
<tr>
<td>☑</td><td>Require executive Common Stock ownership.</td>
<td>☒</td><td>Provide excessive perquisites.</td>
</tr>
<tr>
<td>☑</td><td>Require NEOs to hold shares until Common Stock ownership guidelines are met.</td>
<td></td><td></td>
</tr>
<tr>
<td>☑</td><td>Prohibit hedging, pledging, and short sales.</td>
<td></td><td></td>
</tr>
<tr>
<td>☑</td><td>Require a double-trigger for a CIC Severance Plan payment.</td>
<td></td><td></td>
</tr>
<tr>
<td>☑</td><td>Make NEOs' incentive compensation subject to recovery ("clawback").</td>
<td></td><td></td>
</tr>
</table>

2024 Compensation Decisions

For 2024, our executive compensation program remained materially consistent with prior years. The ECHC Committee based its compensation decisions on business factors, peer company compensation data, and pay-for-performance compensation analysis from Pearl Meyer, its independent compensation consultant. The ECHC Committee also considers each NEO's role, their performance, and other relevant factors, including the most recent shareholder advisory vote on executive compensation.

Base Salary
The ECHC Committee increased base salaries for all NEOs during 2024 as shown in the following:

	Base Salary	
	As of 12/31/2024	As of 12/31/2023
Ms. Owen	$882,596	$824,856
Mr. Scissons	$300,009	$241,553
Mr. Morris	$476,685	$445,500
Ms. Johnson	$428,144	$403,909
Mr. Skelton	$377,933	$356,540

Base salary increases were made in recognition of performance in the NEO's respective roles and to bring their compensation closer to the market median. Mr. Scissons' base salary increase in September 2024 was in recognition of his promotion.

AIP

Ms. Owen's AIP target opportunity was increased in 2024 to reinforce the alignment of pay and performance and to bring her total target compensation closer to the market median. Mr. Scissons' AIP target opportunity was increased effective September 2024 in connection with his promotion. The 2023 and 2024 target AIP opportunities for each of the NEOs are shown below:

	Target AIP Opportunity as of December 31 (% of 12/31 Base Salary)	
	2024	2023
Ms. Owen[1]	100%	95%
Mr. Scissons[2]	45%	40%
Mr. Morris	65%	65%
Ms. Johnson	55%	55%
Mr. Skelton	45%	45%

[1] Ms. Owen's total AIP target opportunity in 2024 was prorated, with four months at a 95 percent target opportunity and eight months at a 100 percent target opportunity, resulting in an average of 98.3 percent total AIP target opportunity.

[2] Mr. Scissons' total AIP target opportunity in 2024 was prorated, with eight months at a 40 percent target opportunity and four months at a 45 percent target opportunity, resulting in an average of 41.7 percent total AIP target opportunity.

LTIP

LTIP target opportunity was increased in 2024 to reinforce the alignment of pay and performance and to bring the NEOs' total target compensation closer to the market median and, in the case of Mr. Scissons, in respect to his promotion. The 2023 and 2024 target LTIP opportunities for each of the NEOs are shown below:

	Target LTIP Opportunity[1] as of December 31	
	2024	2023
Ms. Owen	$1,400,000	$1,000,000
Mr. Scissons	$175,000	$75,000
Mr. Morris	$550,000	$300,000
Ms. Johnson	$400,000	$250,000
Mr. Skelton	$225,000	$200,000

[1] The total 2024 increase in LTIP target opportunity for each NEO, except Mr. Scissons, was allocated 75 percent to target PSA opportunity and 25 percent to RSUs. This allocation is the same as prior year grants. For Mr. Scissons, who was promoted to Treasurer in September 2024, his January 25, 2024, LTIP opportunity grant was allocated 67 percent to target PSA opportunity and 33 percent to RSUs, and his September 19, 2024, LTIP opportunity grant made in connection with his promotion was allocated 75 percent to target PSA opportunity and 25 percent to RSUs.

	Target PSA Opportunity Increase	RSU Opportunity Increase
Ms. Owen	$300,000	$100,000
Mr. Scissons	$71,000	$29,000
Mr. Morris	$187,500	$62,500
Ms. Johnson	$112,500	$37,500
Mr. Skelton	$18,750	$6,250

The 2024 changes described in this section better aligned the NEOs' total compensation with that of ALLETE's peer companies; total compensation, however, remained below the market median for all NEOs.

2024 Shareholder Advisory Voting on Executive Compensation

Each year, shareholders cast an advisory vote on NEO compensation, commonly known as a "say-on-pay." At the 2024 Annual Meeting, more than 94.5 percent of the votes cast by our shareholders approved the Company's 2023 NEO compensation on an advisory basis.

We believe that this say-on-pay vote affirms our executive compensation philosophy and objectives. The ECHC Committee considers the result of the say-on-pay vote as it makes its compensation decisions and the outcome of the 2024 say-on-pay vote was a factor in the ECHC Committee's decision not to make any fundamental changes to the overall design of ALLETE's executive compensation program. While the ECHC Committee did not make specific changes to the executive compensation program in response to the 2024 say-on-pay vote results, it will continue to evaluate the Company's executive compensation programs taking into account shareholder feedback, including future "say-on-pay" vote results.

At the 2023 Annual Meeting, shareholders strongly supported the Company's recommendation to hold the advisory say-on-pay vote on an annual basis. The ECHC Committee considered the outcome of this shareholder vote in affirming its decision to hold an advisory shareholder say-on-pay vote annually until the next advisory say-on-pay frequency vote. We believe that holding an advisory shareholder say-on-pay vote on an annual basis is the appropriate frequency to promote shareholder awareness of executive compensation and to allow shareholders to provide feedback about ALLETE's executive compensation practices on a regular basis. Annual say-on-pay voting is also consistent with ALLETE's desire to maintain effective relationships with our shareholders.

2024 Pay for Performance

A significant portion of our NEOs' compensation is tied to Company performance. Annual incentives focus on achieving annual financial, strategic, operational, and safety goals. Long-term incentives reward long-term profitability and shareholder value creation; they also facilitate Common Stock ownership and provide an incentive for NEOs to remain employed with the Company.

Total compensation generally increases as roles and job responsibilities increase. At the same time, as responsibilities increase, a greater percentage of total compensation is tied to performance, as is reflected in our NEOs' annual and long-term incentive opportunities.

We consider market data and Pearl Meyer's advice in setting executive compensation. We establish market ranges for our NEOs' compensation using data from investor-owned electric utilities. In setting individual compensation, we consider experience in the position, performance, job responsibilities, and relative role among the executive management group.

We generally set compensation so that when target performance is achieved under the Company's incentive compensation plans, total compensation is near the market median of ALLETE's compensation peer group. Consistent with our pay-for-performance philosophy, NEOs earn higher compensation when actual performance exceeds target goals. Conversely, when the Company does not meet target performance goals, total compensation will be lower and generally fall below the median.

2024 total compensation opportunity for the NEOs was divided between base salary and incentive opportunities. The charts below illustrate the breakdown of compensation elements expressed as a percentage of total target compensation:



CEO
LTIP Target 44%
AIP Target 28%
Base Salary 28%

Other NEOs (Excluding CEO)
LTIP Target 36%
AIP Target 22%
Base Salary 42%

The chart on the right reflects an average, for all NEOs except the CEO, of the percentage of total target compensation that is represented by each compensation element. For both charts, total target compensation is calculated using the NEOs' December 31, 2024, base salary and 2024 target opportunities for annual and long-term incentives.

PROCESS FOR DETERMINING EXECUTIVE COMPENSATION

The ECHC Committee establishes our executive compensation philosophy and objectives and oversees the administration of our executive compensation programs. The ECHC Committee sets the CEO's compensation, which is reviewed and ratified by the Board without the CEO's participation. In setting the CEO's compensation, the ECHC Committee considers the Board's annual evaluation of the CEO's performance, which assesses performance relative to a broad spectrum of desired leadership and effectiveness attributes established by the Board. The ECHC Committee also compares the CEO's compensation to the compensation of CEOs at other investor-owned electric utilities. Compensation benchmarking data is adjusted for the Company's size as measured by revenue and provides a market context for the ECHC Committee's decisions. The ECHC Committee also approves the compensation of the other NEOs after considering the CEO's recommendations regarding such compensation.

At the beginning of each year, the ECHC Committee, with the CEO's recommendation, approves performance goals and measures, award dates, performance or vesting periods, and forfeiture provisions for annual and long-term incentive awards.

As part of our ongoing commitment to monitor pay-for-performance alignment, in October 2024 the ECHC Committee reviewed Pearl Meyer's 2023 pay-for-performance analysis, which confirmed our view that our executive compensation programs contain appropriate elements that are linked to performance and are balanced, fair, and competitive.

Role of CEO in Determining Executive Compensation

The CEO works with each NEO to identify individual goals that are aligned with strategic objectives within each NEO's scope of responsibility. The CEO reviews each NEO's performance during the year identifying accomplishments, areas of strength, and areas for development. The CEO bases her evaluation on her knowledge of the NEO's performance, discussions with each NEO about their self-assessment, and on the executive compensation studies described below. The CEO makes compensation recommendations to the ECHC Committee for each NEO based, in part, on each NEO's experience and responsibility level and the CEO's assessment of the NEO's performance. The CEO also recommends to the ECHC Committee financial and non-financial performance measures and target opportunities under the Company's incentive compensation plans. The CEO recuses herself from ECHC Committee discussions and decision-making regarding her own compensation.

Compensation Consultant Independence

The ECHC Committee's independent compensation consulting firm for 2024 was Pearl Meyer. Pearl Meyer is engaged by, and reports directly to, the ECHC Committee. The ECHC Committee has the sole authority to hire or terminate its compensation consultant. It is the ECHC Committee's policy that its Chair pre-approve any additional services its independent compensation consultant performs for management. The ECHC Committee reviewed and confirmed Pearl Meyer's independence in 2024.

Executive Compensation Studies

Annually, the ECHC Committee reviews the peer group that we use for compensation benchmarking purposes. Compensation benchmarking is based on published salary surveys and proxy statement data from compensation benchmarking peer companies. Because there is a strong correlation between executive compensation pay levels and company size, the ECHC Committee compares executive pay levels with those at companies that are similar in size to ALLETE as measured by market capitalization and revenue. ALLETE's compensation peer group was made up of a subset of all the companies in the EEI Stock Index in 2024, which is the group used to determine the Company's relative TSR under the LTIP. Even within this subset, however, the companies range in size significantly. Accordingly, the compensation data is size adjusted to establish appropriate market compensation comparisons for ALLETE. In 2023, the ECHC Committee approved the following 15-company peer group for 2024:

Compensation Benchmarking Peer Group

Alliant Energy Corporation	MDU Resources Group, Inc.	Otter Tail Corporation
Avista Corporation	MGE Energy, Inc.	PNM Resources, Inc.
Black Hills Corporation	NiSource, Inc.	Pinnacle West Capital Corporation
Hawaiian Electric Industries, Inc.	NorthWestern Corporation	Portland General Electric Company
IDACORP, Inc.	OGE Energy Corp.	Unitil Corporation

The ECHC Committee directed Pearl Meyer to conduct two compensation benchmarking studies for ALLETE: one for the CEO and another for the other executive officers. These studies, presented in October 2023, provided a basis for compensation recommendations made in 2024.

The CEO benchmarking study compared Ms. Owen's compensation to an external market using size-adjusted data from published surveys and compensation data disclosed in the proxy statements of the 15-company compensation benchmarking peer group. The study also analyzed CEO pay-for-performance practices and effectiveness. The Pearl Meyer report indicated that ALLETE's CEO compensation elements were consistent with the compensation elements generally provided to CEOs. The report further indicated that Ms. Owen's base salary was below the 25th percentile of market median, her annual incentive opportunity was aligned with the 50th percentile of market median, and her long-term incentive opportunity was aligned with the 25th percentile of market median, resulting in her total compensation being below the 25th percentile of the market median. In setting the CEO's compensation for 2024, the ECHC Committee also considered Ms. Owen's performance and tenure in the position.

The second compensation benchmarking study compared the base salaries and annual and long-term incentive opportunities for all the other NEO positions to market data using the same survey sources and proxy statement data used for the CEO analysis. The Pearl Meyer report indicated that base salaries, annual incentive opportunities, and long-term incentive opportunities for the other NEOs, to varying degrees, were below market median. In addition to relying on the independent analysis for the other NEOs, the CEO and the ECHC Committee also considered each NEO's specific roles within the organization, individual performance, and tenure in their position.

Using these processes, and taking into account performance, the ECHC Committee made the following determinations in 2024: (1) each NEO's compensation included appropriate elements; (2) Ms. Owen's base salary, AIP target opportunity, and LTIP target opportunity should be increased; (3) Mr. Scissons' base salary, AIP target opportunity, and LTIP target opportunity should be increased in connection with his promotion in September 2024; and (4) base salary and LTIP target opportunity should be increased for Mr. Morris, Ms. Johnson, and Mr. Skelton.

HOW WE PAY OUR NEOs AND WHY: COMPENSATION ELEMENTS

Our compensation program for NEOs includes fixed components (base salary, benefits, and limited perquisites) and variable components (annual incentive awards paid under the AIP and long-term incentive awards granted under the LTIP), with the heaviest weight generally placed on the variable, or "at risk," components. For 2024, a significant majority of our NEOs' target annual direct compensation, which includes base salary, target AIP opportunity, and LTIP opportunity, was weighted toward at-risk compensation. The chart below details the form and objective of each element of compensation, as well as drivers for decisions to change NEO compensation during 2024.

Compensation Elements Summarized: What We Pay and Why

	Element	Key Characteristics	Why We Pay this Element	How the Amount is Determined	Summary of 2024 Decisions and Outcomes
Fixed	Base Salary	Competitive cash compensation.	Attracts and retains executive talent.	We consider market data and other information from the ECHC Committee's independent compensation consultant plus experience, responsibilities, role within the executive group, and individual performance.	Base salary increases (year-over-year): Ms. Owen–7% Mr. Scissons–23% Mr. Morris–7% Ms. Johnson–6% Mr. Skelton–6% Increases reflected performance and designed to bring base compensation closer to the market median. Mr. Scissons' increase was also to recognize his promotion in September 2024.
Variable: Short-term Incentive	AIP	Payable in cash based on achievement of annual goals including financial targets, strategic and operational goals linked to operational objectives, and safety goals.	Rewards achievement of annual financial, strategic, operational, and safety goals.	The ECHC Committee approves performance measures, targets, and individual award opportunities, sets terms, and has discretion to reduce, increase, or eliminate awards.	In 2024, ALLETE achieved above target performance for net income, superior performance for cash flow from operating activities, above-target strategic performance, and below-target operational and safety results. Resulted in a 2024 AIP payout of 153.2% of target for all NEOs except Mr. Scissons and Ms. Johnson, whose 2024 AIP payouts were 127% and 92% of target, respectively, reflecting a combination of ALLETE and ACE results.
Variable: Long-term Incentive	PSAs with TSR Metric	Payable in Common Stock at the end of a three-year performance period based on achieving relative TSR goal. Represents 37.5% of total target LTIP opportunity.	Links NEO pay to performance; facilitates Common Stock ownership, aligns NEO's interest with financial measures important to Company growth; and helps retain executive talent.	ALLETE's TSR relative to peer companies at the end of the three-year period determines the payout factor. Dividend equivalent shares are paid in connection with earned PSAs.	ALLETE's TSR for the three-year performance period ending December 31, 2024, ranked in the 46th percentile among the peer group. This resulted in a payout of 89.9%, which was slightly below target.
	PSAs with EPS CAGR Metric	Payable in Common Stock at the end of a three-year performance period based on achieving EPS CAGR goal. Represents 37.5% of total target LTIP opportunity.		ALLETE's EPS CAGR at the end of the three-year period determines the payout factor. Dividend equivalent shares are paid in connection with earned PSAs.	ALLETE's EPS CAGR for the three-year performance period ending December 31, 2024, was 3%. This resulted in no payout.
	RSUs	Payable in Common Stock at the time of vesting, subject to time-based vesting. Represents 25% of total target LTIP opportunity.	Like PSAs, facilitates Common Stock ownership, aligns NEOs' interests with long-term shareholder value, and helps retain executive talent.	One RSU entitles the NEO to receive one share of Common Stock (and dividend equivalents) when the RSU vests at the end of a three-year period.	RSUs granted in 2022 vested on December 31, 2024. RSUs granted in 2023 will vest in the ordinary course on December 31, 2025. RSUs granted in 2024 will vest in the ordinary course on December 31, 2026.

HOW WE LINK EXECUTIVE PAY TO PERFORMANCE

As described above, a majority of our NEOs' compensation is linked to ALLETE's performance through variable short-term compensation pursuant to the AIP, and variable long-term compensation pursuant to the LTIP.

Annual Incentive Awards
Annual incentives reward shorter-term financial metrics, strategic goals, operational performance, and safety accomplishments, all of which are tied to ALLETE's values. The ECHC Committee believes that the AIP provides appropriate motivation, without encouraging excessive business risks, because it has multiple goals that align with the objectives of different stakeholders (e.g., shareholders, customers, regulators, and employees). The AIP provides payment opportunity levels that are market-competitive and includes a cap on the maximum award amount.

Setting AIP Targets
At the beginning of each year, the ECHC Committee, with the CEO's recommendations, approves performance measures and targets for the annual incentive awards, as well as each NEO's target award opportunity. The ECHC Committee has the ability to reduce, increase, or eliminate awards, regardless of whether applicable performance goals have been achieved.

The ECHC Committee sets annual incentive opportunity levels such that if the Company achieves target performance, the combination of salary and annual incentives will result in total cash compensation near the market median for ALLETE's compensation peer group. For 2024, the ECHC Committee set the following AIP opportunities:

2024 AIP Target Opportunities

	AIP Target Opportunity (% of 12/31/2024 Base Salary)
Ms. Owen[1]	98%
Mr. Scissons[2]	42%
Mr. Morris	65%
Ms. Johnson	55%
Mr. Skelton	45%

[1] Ms. Owen's total AIP target opportunity was prorated, with four months at a 95 percent target opportunity and eight months at a 100 percent target opportunity, resulting in an average of 98.3% total AIP target opportunity.

[2] Mr. Scissons' total AIP target opportunity was prorated, with eight months at a 40 percent target opportunity and four months at a 45 percent target opportunity, resulting in an average of 41.7% total AIP target opportunity.

Setting AIP Goals
Our AIP is most heavily weighted toward one-year financial performance, as measured by net income and cash from operating activities, subject to certain adjustments that are described in more detail starting on page 43. To calculate performance relative to the financial goals for annual incentive purposes, the ECHC Committee established specific adjustments goals for the AIP at the beginning of the performance period. The ECHC Committee also determined how it would evaluate for that particular plan year the impact of discrete, non-recurring events that might occur during the plan year and adjustments relating to the same, as described on the page 44.

In addition to financial metrics, the AIP also measures performance tied to strategic, operational, and safety goals. Strategic goals vary from year to year, but consistently incorporate our sustainability objectives, growth objectives, operational improvements for our businesses, and the evolving needs of our customers and other stakeholders. Operational goals are tied to ALLETE's reliability and performance and safety goals are tied to injury-prevention awareness and safety performance.

For 2024, ALLETE AIP performance goals, weighting, and measures for all NEOs, except Mr. Scissons and Ms. Johnson, who are discussed on page 47, were as follows:

ALLETE 2024 AIP Performance Goals, Weighting, and Measures

Performance Goals	Weighting	Measures		
		Threshold	Target	Superior
Net Income[1]	50%	$191.43 million	$212.7 million	$233.97 million
Cash from Operating Activities[2]	20%	$346.41 million	$384.9 million	$423.39 million
Strategic	18%			
Operational	6%		Described Below	
Safety	6%			

[1] Threshold net income was set at 90 percent of the Company's budgeted net income, target was set at budget, and superior was set at 110 percent of budget. Net income for annual incentive calculation purposes is described in more detail on page 45.

[2] Threshold cash from operating activities goal was set at 90 percent of the Company's budgeted cash from operating activities, target goal was set at budget, and superior goal was set at 110 percent of budget. Cash from operating activities for annual incentive calculation purposes is described in more detail on page 45.

ALLETE AIP Financial Goals

For the 2024 AIP, the ECHC Committee established the following financial metrics, which comprised 70% of the total AIP for the year:

- Net income (weighted 50%); and
- Cash from operating activities (weighted 20%).

The ECHC Committee selected net income because it is a widely used financial performance measure that reflects the combination of revenue generation and expense management. Cash from operating activities was selected because it indicates the Company's ability to generate funds internally for capital projects, to repay debt, and to pay dividends and interest. Both measures also can affect the Company's stock price.

With respect to both the net income and cash from operating activities metrics, the ECHC Committee established specific exclusions and adjustment guidelines at the beginning of the performance period.

ALLETE AIP Strategic, Operational, and Safety Goals

AIP also rewards strategic, operational, and safety performance. Each year, the ECHC Committee reviews the allocation between financial goals and strategic, operational, and safety goals. For 2024, our strategic, operational, and safety goals remained at a combined 30 percent of the overall opportunity. The achievement of these goals is measured independently of the financial goals. Therefore, it would have been possible to earn an annual incentive payout based on achieving strategic, operational, and safety goals even if financial goals had not been met.

Strategic, operational, and safety goals are linked to strategic, operational, and safety objectives and are also aligned with ALLETE's core values: *integrity, safety, people*, and *planet*.

ALLETE's 2024 strategic goals were to execute our transmission strategy and to advance Energy*Forward*. Specific goals encompassed the following: advancing engineering for critical projects, finalizing agreements, issuing certificates of need, and renewable energy request for proposal submissions. Our 2024 operational goals were designed to demonstrate ALLETE's commitment to the environment and to customer service as measured by goals relating to environmental stewardship and system reliability. Specifically, operational goals focused on system reliability were measured quarterly by the System Average Interruption Duration Index, by the System Average Interruption Frequency Index, and by the Customer Average Interruption Duration Index relative to three-year average results from an EEI reliability survey.

The operational goals also focused on thermal and renewable reliability goals measured by ALLETE's generation resources' reliability against the Intermediate Thermal Seasonal Accredited Capacity published by the Midcontinent Independent System Operator (MISO) and the Company's annual wind-generation resources' availability as compared to our three-year average availability. In 2024, the ECHC Committee added one additional renewable reliability goal related to solar availability.

Safety goals were designed to demonstrate continuous safety improvement, which we measure using both leading and lagging indicators. Safety goals included: tracking the number and severity of incidents recorded with the Occupational Safety and Health Administration; and implementing proactive safety measures designed to support zero-injury efforts, namely, follow-up on the ALLETE-wide safety perception survey, the ALLETE Moves stretching program, and individual leadership safety conversations. An NEO's failure in any quarter to complete a leadership safety conversation would have resulted in a reduction in their final AIP award payout equal to 2.5 percent per quarter. An employee fatality, or a willful disregard of an environmental, reliability, or Federal Energy Regulatory Commission regulation or standard, would have resulted in a reduction to, or non-payout of, safety goals.

The CEO, with input from senior management, reports the progress made on strategic goals and operational and value goals to the ECHC Committee. The ECHC Committee then determines the extent to which performance targets have been achieved.

2024 ALLETE AIP Results
All NEOs, except Ms. Johnson and Mr. Scissons (who are discussed on page 47), earned 153.2 percent of their respective 2024 target annual incentive opportunity (compared to 179.9 percent in 2023).

To calculate the financial goals for AIP purposes, the ECHC Committee established specified exclusions and adjustment guidelines at the beginning of the plan year. The ECHC Committee also determined at the beginning of the plan year that it would evaluate on a case-by-case basis the effect of discrete, non-recurring events that might occur during the plan year.

As disclosed in ALLETE's Form 10-K for the year ended December 31, 2024, Net Income Attributable to ALLETE was $179.34 million (compared to $247.1 million for 2023). That amount was then increased by $42.35 million, in accordance with the ECHC Committee's predetermined exclusions and its guidelines for evaluating, on a case-by-case basis, the impact of discrete, non-recurring events that occur during the plan year, to reflect the following adjustments to net income for AIP purposes: (1) ALLETE Properties financial results (increased by $.12 million); (2) merger related expenses (increased by $22.59 million); (3) rate case interim rate reserves (increased by $16.4 million); and (4) Coal Combustion Residuals from Electric Utilities rule (increased by $3.24 million). After these adjustments, 2024 net income for AIP purposes was $221.69 million, resulting in a payout at between target and superior level.

As disclosed in ALLETE's Form 10-K for the year ended December 31, 2024, Cash from Operating Activities for the year ended December 31, 2024, was $457.08 million (compared to $585.3 million for 2023). That amount was then increased by an overall $32.28 million in accordance with the ECHC Committee's predetermined exclusions and its guidelines for evaluating, on a case-by-case basis, the impact of discrete, non-recurring events that occur during the plan year, to reflect the following adjustments to cash from operating activities for AIP purposes: (1) ALLETE Properties operations (increased by $.2 million); (2) the timing of accounting for the Minnesota Power fuel adjustment clause true-up (decreased by $.64 million); (3) ACE's build-own-transfer construction projects that are included in inventory (decreased by $11.39 million); (4) pension plan contributions (increased by $25 million); (5) asset decommissioning costs that were not budgeted (decreased by $1.7 million); and (6) merger related expenses (increased by $20.81 million). After these adjustments, 2024 cash from operating activities for AIP purposes was $489.36 million, resulting in a payout at the superior level.

With respect to strategic goals, we achieved a level that fell between target and superior; achievement of the operational and safety goals fell between threshold and target.

The ALLETE AIP results were calculated as follows:

2024 ALLETE AIP Payout

Performance Goal	Weighting	Unweighted Results	Payout[1]
Net Income	50%	142.3%	71.13%
Cash from Operating Activities	20%	200.0%	40.00%
Strategic Goals	18%	177.8%	32.00%
Operational Goals	6%	112.2%	6.73%
Safety Goals	6%	55.5%	3.33%
Total	100%		153.2%

[1] Payout is expressed as a percentage of the NEO's annual incentive target opportunity.

The table below summarizes the metrics included in the 2024 AIP, as well as the corresponding level of achievement, in each case as approved by the ECHC Committee:

2024 ALLETE AIP Goals and Results

Financial Metrics[1]

Measurement	Threshold	Target	Superior	Actual	Weighting	Unweighted Results	Payout
Net Income	$191.43 million	$212.7 million	$233.97 million	$221.69 million	50.0%	142.2%	71.1%
Cash from Operating Activities	$346.41 million	$384.9 million	$423.39 million	$489.36 million	20.0%	200.0%	40.0%

Strategic Goals

	Threshold	Target	Superior	Actual	Weighting	Unweighted Results	Payout
Advance Sustainability	Execution of Transmission Strategy			Superior	10.0%	200.0%	20.0%
	EnergyForward			Between Target and Superior	8.0%	150.0%	12.0%

Operational Goals

	Threshold	Target	Superior	Actual	Weighting	Unweighted Results	Payout
Outage Duration (System Average Interruption Duration Index)	50th percentile Q1: 10.91 Q2: 39.55 Q3: 39.56 Q4: 20.47	62.5 percentile Q1: 9.53 Q2: 34.57 Q3: 34.57 Q4: 17.89	75th percentile Q1: 8.16 Q2: 29.59 Q3: 29.59 Q4: 15.31	Q1: 8.91 Q2: 52.39 Q3: 42.07 Q4: 16.53	Q1: 0.25% Q2: 0.25% Q3: 0.25% Q4: 0.25%	70.0%	0.7%
Outage Frequency (System Average Interruption Frequency Index)	50th percentile Q1: 0.12 Q2: 0.33 Q3: 0.35 Q4: 0.19	62.5 percentile Q1: 0.11 Q2: 0.30 Q3: 0.31 Q4: 0.17	75th percentile Q1: 0.10 Q2: 0.24 Q3: 0.29 Q4: 0.15	Q1: 0.10 Q2: 0.58 Q3: 0.46 Q4: 0.16	Q1: 0.25% Q2: 0.25% Q3: 0.25% Q4: 0.25%	90.0%	0.9%
Outage Interruptions (Customer Average Interruption Duration Index)	50th percentile Q1: 91.09 Q2: 120.19 Q3: 112.05 Q4: 108.34	62.5 percentile Q1: 85.01 Q2: 112.17 Q3: 104.57 Q4: 101.11	75th percentile Q1: 78.93 Q2: 104.51 Q3: 97.09 Q4: 93.88	Q1: 89.86 Q2: 90.44 Q3: 91.96 Q4: 102.28	Q1: 0.25% Q2: 0.25% Q3: 0.25% Q4: 0.25%	130.0%	1.3%
Generation Resource Reliability (Thermal and Hydro: Equivalent Unplanned Outage Factor)	10-year average 5.12%	1% improvement 5.07%	2% improvement 5.02%	Q1: 5.04% Q2: 4.98% Q3: 4.99% Q4: 5.03%	1.0%	190.0%	1.9%
Wind Availability	Equal to 3-year average 93.25%	.8% better than 3-year average 94.0%	1.9% better than 3-year average 95%	Q1: 90.3% Q2: 92.9% Q3: 92.8% Q4: 92.7%	1.0%	—%	—%
Solar Availability	Equal to 3-year average 98%	.05% better than 3-year average 98.5%	.1% better than 3-year average 99%	Q1: 99.51% Q2: 99.60% Q3: 99.60% Q4: 99.71%	1.0%	200.0%	2.0%

Safety Goals

	Threshold	Target	Superior	Actual	Weighting	Unweighted Results	Payout
Safety Perception Survey	Implement action plans and conduct pulse survey			Target	1.0%	100%	1.0%
ALLETE Moves Stretching Program	1.0 x week	1.25 x week	1.5 x week	1.69	1.0%	200%	2.3%
Safety Incident Rate (reportable injuries per 100 employees)	60th percentile (1.23)	75th percentile (1.05)	80th percentile (0.73)	below 60th percentile (1.59)	2.0%	0%	0.0%
Safety Severity Rate (Lost workdays per 100 employees)	60th percentile (8.9)	75th percentile (6.7)	80th percentile (4.3)	below 60th percentile (9.06)	2.0%	0.0%	0.0%

						Total	153.2%

[1] The calculations of net income and cash from operating activities for AIP purposes are described in detail on page 45.

AIP performance goals, weighting, and measures for Mr. Scissons and Ms. Johnson

Mr. Scissons' and Ms. Johnson's 2024 AIP performance goals, weighting, and measures were divided between the ALLETE AIP program described above and the ACE AIP program. Mr. Scissons earned 127 percent of his 2024 target annual incentive opportunity, 66.7 percent of Mr. Scissons' award was tied to ALLETE goals, which paid out at 153.2 percent of target opportunity and 33.3 percent of his award was tied to ACE performance goals, which paid out at 71.3 percent of target opportunity. Ms. Johnson earned 92 percent of her 2024 target annual incentive opportunity, 25 percent of Ms. Johnson's award was tied to ALLETE goals, which paid out at 153.2 percent of target opportunity and 75 percent of her award was tied to ACE performance goals, which paid out at 71.3 percent of target opportunity. ACE's net income was below threshold and ACE's strategic and operational goals were achieved at a level between target and superior. The ACE 2024 annual incentive goals, weighting, measures, and results were as follows:

ACE 2024 AIP Performance Goals, Weighting, Measures, and Results

	Threshold	Target	Superior	Actual	Weighting	Unweighted Results	Payout[1]
Financial Metrics							
ALLETE Net Income[2]	$191.43 million	$212.7 million	233.97	$221.69 million	15.0%	142.0%	21.3%
ACE Net Income[3]	$24.0 million	$28.2 million	$31.0 million	$17.8 million	45.0%	—%	—%
Strategic Goals							
Implement Southwest Power Pool Solutions				Between Target and Superior	15.0%	109.3%	16.4%
Maximize Portfolio Value				Superior	15.0%	200.0%	20.0%
Operational and Safety Goals							
Revenue-Weighted Fleet Availability	94.0%	95.0%	97.0%	94.4%	5.00%	70%	3.5%
Safety Perception Survey Participation	75%	85%	N/A	100%	1.25%	200%	1.7%
ALLETE Moves Stretching Program (Employees record activity sessions at least eight times per month)	90%	95%	100%	100%	1.25%	200%	4.2%
Safety Severity Rate (Lost workdays per 100 employees)	60th percentile (16.91)	75th percentile (10.88)	80th percentile (5.6)	100th percentile (0)	1.25%	200%	4.2%
						Total	71.3%

[1] Payout is expressed as a percentage of AIP target opportunity.

[2] Threshold net income was set at 90 percent of ALLETE's budgeted net income, target was set at budget, and superior was set at 110 percent of budget. ALLETE net income for AIP calculation purposes is described in more detail on page 45.

[3] Threshold net income was set at 90 percent of ACE's budgeted net income, target was set at budget, and superior was set at 110 percent of budget.

Long-Term Incentive Awards: PSAs and RSUs

We use long-term incentive compensation to reward executives for achieving business objectives that are designed to grow long-term shareholder value. The time-vesting and forfeiture provisions associated with long-term incentive compensation also encourage NEOs to stay with the Company. Long-term incentive compensation elements consist of PSAs and RSUs. The LTIP provides payment opportunity levels that are market-competitive. PSAs include a cap on the maximum award amount.

The ECHC Committee grants PSAs and RSUs under the LTIP at the beginning of each year. The ECHC Committee can make additional grants at other times of the year and did so for Mr. Scissons in connection with his promotion in September 2024. No other NEO received an additional grant in 2024.

Performance Share Awards (PSAs)
PSAs reward executives for performance over a three-year period. Rewarding executives for creating long-term shareholder value links pay to performance.

Dividend equivalents accrue during the performance period and allow NEOs to receive the value of dividends that would have been paid on Common Stock between the grant date and the date the performance shares are paid, but only if performance goals are achieved. If earned, performance shares and dividend equivalents are paid in Common Stock after the end of the performance period.

Performance is measured by ALLETE's TSR relative to a group of peer companies and by EPS CAGR. The ECHC Committee selected relative TSR because it measures the value shareholders realize from their investment in Common Stock, assuming full dividend reinvestment, as compared to investment opportunities available in comparable companies. The ECHC Committee selected EPS CAGR because it measures, in absolute terms, how the Company's earnings per share over the three-year period compares to our established long-term growth objectives.

The performance period begins on the first day of the three-year performance period. The payment amount with respect to any award is determined at the end of the three-year period. In 2024, NEOs were granted PSAs for the three-year performance period beginning on January 1, 2024, and ending on December 31, 2026.

For the 2024-2026 performance period, the ECHC Committee set target relative TSR at the 50th percentile among the peer group, with threshold set at the 30th percentile, and superior set at the 85th percentile. If ALLETE's relative TSR percentile at the end of the performance period falls below threshold, no PSAs will be earned. Straight-line interpolation will be used to determine earned awards based on a relative TSR percentile result between threshold and target, or target and superior.

ALLETE's TSR was or will be compared to the TSR of a peer group made up of the companies in the EEI Stock Index. The ECHC Committee believes that the companies comprising the EEI Stock Index reflect comparable investment alternatives available to shareholders. The specific peer group we use consists of all the companies that were in the EEI Stock Index as of December 31 of the last year in the three-year performance period, and that have been in the EEI Stock Index for at least three full years as of that date.

The EEI Stock Index companies as of December 31, 2024, based on information published as of that date, were as follows:

TSR Peer Group Companies[*]

Alliant Energy Corporation	Evergy, Inc.	PG&E Corporation
Ameren Corporation	Eversource Energy	Pinnacle West Capital Corporation
American Electric Power Company	Exelon Corporation	PNM Resources, Inc.
Avista Corporation	FirstEnergy Corp.	Portland General Electric Company
Black Hills Corporation	Hawaiian Electric Industries, Inc.	PPL Corporation
CenterPoint Energy, Inc.	IDACORP, Inc.	Public Service Enterprise Group, Inc.
CMS Energy Corporation	MDU Resources Group, Inc.	Sempra Energy
Consolidated Edison, Inc.	MGE Energy, Inc.	The Southern Company
Dominion Energy, Inc.	NextEra Energy, Inc.	Unitil Corporation
DTE Energy Company	NiSource, Inc.	WEC Energy Group, Inc.
Duke Energy Corporation	NorthWestern Corporation	Xcel Energy Inc.
Edison International	OGE Energy Corp.	
Entergy Corporation	Otter Tail Corporation	

[*] Companies can be dropped from or added to the EEI Stock Index during the performance period due to mergers or other activities. If a company is dropped from the EEI Stock Index during the performance period, no information related to that company will be included in the performance calculation. A company that is newly added to the EEI Stock Index after the start of the performance period also will be excluded from the performance calculation. If a company in the EEI Stock Index at the beginning of a performance period undergoes a corporate restructuring during the performance period and the company remains in the EEI Stock Index following the transaction, the company will be included in the performance calculation. Avangrid, Inc. went private in 2024 and was dropped from the EEI Stock Index.

During the three-year performance period ending on December 31, 2024, ALLETE's shareholders realized a TSR of 11.6 percent, ranking us in the 46th percentile of the peer group companies, resulting in a slightly below target payout of 89.9 percent.

For the 2022-2024 performance period, EPS CAGR was measured by calculating ALLETE's annual EPS at the end of the three-year performance period, using as a baseline ALLETE's EPS for the year ended December 31, 2021, adjusted to exclude ALLETE Properties operations. During the three-year performance period ended on December 31, 2024, ALLETE EPS CAGR was 3 percent, which was below threshold, resulting in no payout.

For the 2023-2025 performance period, EPS CAGR will be measured by calculating ALLETE's annual EPS at the end of the three-year performance period, using as a baseline ALLETE's EPS for the year ended December 31, 2022. For the 2024-2026 performance period, EPS CAGR will be measured by calculating ALLETE's annual EPS at the end of the three-year performance period, using as a baseline ALLETE's EPS for the year ended December 31, 2023.

Target was set at the midpoint of earnings guidance, or six percent, with threshold at four percent, and superior at eight percent. If the EPS CAGR percentage result at the end of the performance period is below threshold, no PSAs with the EPS CAGR performance metric will be earned. Straight-line interpolation will be used to determine earned awards based on the EPS CAGR percentage result between threshold and target, or target and superior.

Restricted Stock Units (RSUs)

RSUs are used as a retention incentive and to encourage Common Stock ownership. Each RSU entitles the NEO to receive one share of Common Stock when the unit vests at the end of a three-year period. The RSUs granted in 2024 will vest on December 31, 2026. The NEOs must remain employed by the Company at the time RSUs vest to receive the Common Stock. Dividend equivalents accrue during the vesting period, but are paid only if the RSUs vest. Dividend equivalents allow the NEO to receive the value of dividends that would have been paid on Common Stock during the vesting period. RSUs and dividend equivalents are paid in Common Stock after the end of the vesting period.

The table below shows 2024 LTIP target opportunities for the NEOs. For all NEOs, except for Mr. Scissons, the target opportunities were allocated as follows: 75 percent to PSAs (half of which use relative TSR as the performance metric and half of which use EPS CAGR as the performance metric) and 25 percent to RSUs. For Mr. Scissons, who was promoted to Treasurer in September 2024, his January 25, 2024, LTIP opportunity grant was allocated 67 percent to target PSA opportunity and 33 percent to RSUs, and his September 19, 2024, LTIP opportunity grant made in connection with his promotion was allocated 75 percent to target PSA opportunity and 25 percent to RSUs. The Company retained Willis Towers Watson to calculate the estimated fair value of PSAs. For PSAs with relative TSR as the associated performance measure, the estimated fair value reflects a modeled probability of achieving the performance goals, employing a Monte-Carlo simulation that uses an underlying Black-Scholes model. The target number of PSAs (TSR) is determined by dividing each NEO's target award opportunity—shown in the table below—by $72.23, the estimated fair value of a PSA (TSR) as of December 31, 2023. For PSAs with EPS CAGR as the associated performance metric, the valuation was calculated using a per-share value of $61.16, the closing price for Common Stock on December 29, 2023. The number of RSUs granted to the NEOs also was calculated using a per-share value of $61.16.

LTIP Target Opportunities for 2024–2026 Performance Period

| | | Allocation of Long-Term Incentive Plan Target Opportunity | | | | |
	Total Target Opportunity	PSAs with TSR Performance Metric	PSAs with EPS CAGR Performance Metric	PSAs as % of Total Target Opportunity	RSUs	RSUs as % of Total Target Opportunity
Ms. Owen	$1,400,000	7,268	8,584	75%	5,723	25%
Mr. Scissons[1]	$175,000	840	979	68%	870	32%
Mr. Morris	$550,000	2,855	3,372	75%	2,248	25%
Ms. Johnson	$400,000	2,077	2,453	75%	1,635	25%
Mr. Skelton	$225,000	1,168	1,380	75%	920	25%

[1] For Mr. Scissons, who was promoted to Treasurer in September 2024, his January 25, 2024, LTIP opportunity grant was allocated 67 percent to target PSA opportunity and 33 percent to RSUs, and his September 19, 2024, LTIP opportunity grant made in connection with his promotion was allocated 75 percent to target PSA opportunity and 25 percent to RSUs.

The ECHC Committee has discretion to modify or eliminate awards, whether or not performance goals have been achieved. The ECHC Committee did not exercise discretion to modify or eliminate LTIP awards during 2024.

Vesting of 2022 - 2024 PSAs

In 2022, the ECHC Committee granted PSAs that would vest, if at all, based on ALLETE's TSR and EPS CAGR for the three-year period ended December 31, 2024.

ALLETE's TSR for the three-year period ended December 31, 2024 was 11.6 percent, ranking us at the 46th percentile among the peer group, which was between threshold and target and resulted in an 89.9 percent payout for TSR-related PSAs that were granted in 2022. ALLETE's EPS CAGR for the three-year period ended December 31, 2024, was 3 percent, which was below threshold and resulted in no payout for the EPS CAGR-related PSAs that were granted in 2022.

2022 - 2024 LTIP Results


TSR Ranking Relative to Peer Companies
85th percentile
Superior
50th percentile
Target
Actual: 45.9 percentile
30th percentile
Threshold


EPS CAGR
8 percent
Superior
6 percent
Target
4 percent
Threshold
Actual: 3 percent

OTHER GUIDELINES, POLICIES, BENEFITS, AND PRACTICES

Executive Common Stock Ownership Guidelines

We believe NEOs should be ALLETE shareholders to encourage them to act as owners and focus on long-term, sustained performance when making business decisions. We use Common Stock to fund NEOs' long-term incentive compensation and a portion of the Company's contribution to NEOs' tax-qualified, defined-contribution retirement savings plan accounts.

Common Stock ownership guidelines have been established by the CG Committee as discussed on page 30. Under the guidelines, Ms. Owen is expected to own shares of Common Stock that have a value equal to five times her annual base salary. Mr. Scissons is expected to own shares of Common Stock that have a value equal to three times his annual base salary. All other NEO are expected to own shares of Common Stock that have a value equal to their respective annual base salary.

Common Stock may be owned directly by the NEO, owned jointly with or separately by the NEO's spouse, or held in trust for the benefit of the NEO, the NEO's spouse, or the NEO's dependent children. RSUs that have been granted but not yet time-vested are counted under the Common Stock ownership guidelines.

The Common Stock ownership guidelines essentially require that NEOs retain 100% of any Common Stock they receive under the LTIP (after share withholding to satisfy tax obligations) until they have achieved the applicable ownership guideline. Unvested PSAs are not counted for purposes of the guidelines.

NEOs are expected to meet their Common Stock ownership guideline within seven years after first becoming subject to the guidelines. NEOs who are promoted to a position with a higher Common Stock ownership expectation have five years from the promotion to meet their new guideline.

At least annually, the CG Committee reviews Common Stock ownership to confirm that the NEOs have met or are making satisfactory progress toward their Common Stock ownership guidelines.

The CG Committee may reduce the Common Stock ownership guideline for an NEO following a publicly announced plan to retire or in other circumstances the CG Committee deems appropriate.

Each NEO has already met, or is making satisfactory progress toward meeting, their Common Stock ownership guideline. Common Stock ownership levels as of March 14, 2025, and how that ownership measured against Common Stock ownership guidelines as of March 14, 2025, are shown in the table on page 9.

Compensation Recovery Policy

Effective December 1, 2023, we adopted an Executive Compensation Recovery Policy that requires ALLETE to recover from NEOs erroneously awarded incentive-based compensation in the event of an accounting restatement. This policy applies to compensation received from and after October 2, 2023, and is consistent with the requirements of the SEC's final compensation clawback rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the NYSE listing standards.

At the same time, we adopted a Discretionary Executive Compensation Recovery Policy that permits ALLETE, at the discretion of the ECHC Committee, to recover compensation in the event the ECHC determines an NEO has engaged in any of the following misconduct: committing a felony or engaging in willful misconduct or a breach of fiduciary duty, in each case, connected to the NEO's services to the Company; committing an act of fraud, embezzlement, or misappropriation related to the Company; or breaching a restrictive covenant in any employment agreement with the Company.

Risk Assessment

Our compensation programs are designed to motivate performance and to avoid promoting behaviors that would create undue risk. The ECHC Committee considers multiple risk factors in establishing executive compensation programs, when setting compensation levels, and when selecting measures and performance goals for our performance-based compensation programs. Important factors taken into consideration include:
- A design that aligns shareholder, stakeholder, and NEO interests.
- Performance metrics that align with our values and business strategy.
- The use of multiple metrics to measure performance.
- Long-term incentives have three-year measuring periods to encourage long-term decision making and value creation.
- Design and opportunity levels are market-competitive and comparable to our peer companies.
- Incentive-based compensation is capped.
- Incentive calculations are internally audited.
- Our Common Stock ownership guidelines requires NEOs to hold a meaningful equity interest in the Company, encouraging them to focus on long-term, sustained performance when making business decisions.
- NEOs' incentive-based compensation is subject to recovery "clawback" as discussed in the Compensation Recovery Policy section above.

Pledging, Hedging, and Short Sales by NEOs Prohibited

NEOs are prohibited from holding Common Stock in a margin account or otherwise entering into any pledge arrangement that would permit a third party to sell the securities without the NEO's consent or knowledge. In addition, NEOs may not enter into any transaction that allows them to be insulated from the full risk or reward of Common Stock ownership (i.e., hedging) and NEOs may not enter into any transaction that could result in allowing them to benefit from a decrease in the value of Common Stock (i.e., short sale).

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not award stock options. Accordingly, we do not have a specific policy or practice on the timing of award of stock options in relation to the disclosure of material nonpublic information by the Company. In the event the Company determines to grant new awards of such options, the Board and the ECHC Committee will evaluate the appropriate steps to take in relation to the foregoing.

We do not time equity awards to the release of material, non-public information. The ECHC Committee meeting schedules for the ensuing year (including the meeting at which equity awards are granted) are generally set six months prior to the start of the calendar year.

Retirement and Other Broad-Based Benefits

We provide benefits, including retirement benefits, to attract and retain executive talent. Retirement benefits also reward long-term service with the Company. NEOs are eligible for retirement benefits under the same plans available to other eligible employees. NEOs are also eligible for supplemental retirement benefits under our supplemental executive retirement plans.

NEOs participate in a range of broad-based employee benefits, including paid vacation, sick pay, disability benefits, a flexible compensation plan, an employee stock purchase plan, group term life insurance, health benefits, and post-retirement health benefits.

Tax-Qualified Retirement Benefits
For all NEOs except Mr. Scissons, who was hired after September 2006, we provide tax-qualified retirement benefits from two primary sources: (1) the RSOP, a defined-contribution retirement savings and stock ownership plan, and (2) a traditional defined benefit pension plan. Since October 2006, we have emphasized delivering nonunion retirement benefits through the RSOP; therefore, Mr. Scissons' tax-qualified retirement benefits come only from the RSOP. Both the RSOP and pension plan benefits are intended to be tax-qualified.

The RSOP has features of both an employee stock ownership plan and a 401(k) savings plan. NEOs may elect to defer salary into the RSOP up to the limits imposed by the Tax Code and the RSOP. In addition, we contribute to the NEOs' RSOP accounts a matching contribution of up to four percent of base salary for all NEOs, except Mr. Scissons, for whom the Company makes a matching contribution of up to five percent. All NEOs, except Mr. Scissons, are also eligible to receive an annual Company contribution of between 8.5 percent and 11.5 percent of base salary, depending on the NEO's age; Mr. Scissons is eligible to receive an annual contribution of six percent. The amount contributed by the Company to each NEO under the RSOP in 2024 is included in column (h) of the Summary Compensation Table on page 58.

The present value of each eligible NEO's pension benefits as of December 31, 2024, is shown in the Pension Benefits table on page 62. The 2024 increase in the pension benefits value for each eligible NEO is included in column (g) of the Summary Compensation Table on page 58.

Supplemental Executive Retirement Benefits
We provide supplemental retirement benefits to NEOs through the SERP, our non-tax-qualified retirement plan. Generally, the SERP is designed to provide benefits that, in the aggregate, substantially equal the benefits the NEOs would have been entitled to receive if the Tax Code did not limit the types and amounts of compensation that can be considered under tax-qualified benefit plans. Providing SERP benefits is also a recruiting and retention strategy for executive talent because it provides additional retirement planning opportunities. The SERP has three components: a supplemental pension benefit, a supplemental defined contribution benefit, and a deferral account benefit. The SERP benefits are discussed in more detail starting on page 63.

Perquisites

The Company provided NEOs with limited perquisites in 2024. Perquisites are tailored to the individual NEO, take into account business purpose, and may include: reimbursement for financial and tax planning services; identity theft coverage; club memberships; approved travel, meal, and entertainment expenses for spouses; and executive physicals. As required by the Tax Code, we impute income to the NEOs for reimbursement of personal expenses; we provide no tax gross-ups for this imputed income.

The ECHC Committee has reviewed all perquisites and determined that they are a minimal component of total compensation and facilitate the NEOs' performance of their job responsibilities. In 2024, each NEO received less than $10,000 in perquisites.

Severance Benefits

The discussion below does not specifically describe compensation and benefits that will or may be payable to our NEOs in connection with the Merger under the CIC Severance Plan or otherwise. That discussion is included in the Company's definitive proxy statement filed with the SEC on July 10, 2024. Due to the fact that Mr. Scissions became an officer following the filing of the Company's definitive proxy statement (filed with the SEC on July 10, 2024), that proxy statement (in accordance with SEC rules) does not contain a discussion of compensation and benefits that will or may be payable to Mr. Scissions in connection with the Merger under the CIC Severance Plan or otherwise. Accordingly, references to disclosure in such definitive proxy statement do not refer to Mr. Scissions's potential payments or benefits.

We have no employment agreements with any of our NEOs. Under the CIC Severance Plan, NEOs could receive severance benefits in connection with a change in control of the Company. The CIC Severance Plan would provide benefits in the event of an involuntary termination of employment (or resignation following certain unfavorable changes made to an NEO's duties, compensation, or benefits) occurring within six months before, or up to two years after, a change in control. The CIC Severance Plan is designed to encourage executives to remain dedicated and objective when evaluating transactions that could result in a loss of employment in connection with a potential change in control and to minimize the risk that executives would depart prior to a change in control. The ECHC Committee believes that the most effective way to accomplish these objectives is to require both a change in control and termination of employment before severance benefits are paid. This ensures that NEOs would not receive severance benefits unless they are adversely affected by a change in control.

During 2024, the CIC Severance Plan would have provided Ms. Owen and Mr. Morris with a lump-sum severance payment equal to two and one-half times their annual cash compensation. The CIC Severance Plan would have provided Mr. Scissons Ms. Johnson, Mr. Skelton with a lump-sum severance payment equal to two times their annual cash compensation. The CIC Severance Plan also contains a modified payment cap whereby the payment would be reduced below the Tax Code Section 280G safe harbor amount if that would result in a greater after-tax amount to the NEO than the after-tax amount that would be retained if the Company paid an unreduced benefit subject to the excise tax. We provide no tax gross-up in connection with any severance payments under the CIC Severance Plan. As it does each year, the ECHC Committee reviewed the terms of the CIC Severance Plan in 2024, in consultation with Pearl Meyer, and believes that the CIC Severance Plan aligns with mainstream practice.

The SERP II includes a change in control provision that accelerates payment of the supplemental executive retirement benefits and deferral account benefits, earned after December 31, 2004, upon a termination of employment in connection with a change in control. There are also change in control features in both the AIP and the LTIP. The change in control features in the SERP II, the AIP, and the

LTIP are designed to protect NEOs from losing previously-granted benefits on account of a change in control.

The potential value of the change in control severance benefits is discussed more fully in the "Potential Payments Upon Termination or Change in Control" section starting on page 67.

Tax and Accounting Considerations

We attempt to structure NEOs' compensation in a manner that maximizes the Company's ability to recognize tax deductions and we consider the accounting implications of our compensation elements. Because the primary objectives of our compensation programs are tied to performance, however, the ECHC Committee may design a compensation structure regardless of whether it qualifies for a tax deduction or more favorable accounting treatment if deemed in the Company's best interest. We do not provide tax gross-ups on payments to NEOs, except in connection with relocation expenses covered under the Company's broad-based relocation policy.

Section 280G of the Tax Code limits the amount that we may deduct for payments in connection with a change in control, commonly referred to as "parachute payments." If total payments to any covered individual in connection with a change in control exceed the Section 280G limits, the Company's deduction would be limited, and the recipient's parachute payments would be subject to an excise tax. The CIC Severance Plan has a modified severance payment cap that limits payments to a level below the safe harbor amount provided by Tax Code Section 280G if the NEO would retain a greater after-tax amount than the after-tax amount that would be retained if the Company paid an unreduced benefit that was subject to the excise tax.

EXECUTIVE COMPENSATION AND HUMAN CAPITAL COMMITTEE REPORT
_____

The ECHC Committee has reviewed the CD&A and discussed it with management. Based upon such review and the related discussions, the ECHC Committee has recommended to the Board that the CD&A be included in this Proxy Statement and ALLETE's Form 10-K for the year ended December 31, 2024.

March 31, 2025

Executive Compensation and Human Capital Committee
Robert P. Powers, Chair
Susan K. Nestegard, _ex officio_
Madeleine W. Ludlow
Barbara A. Nick
Charlene A. Thomas

EXECUTIVE COMPENSATION TABLES

The following table sets forth information for the last three fiscal years. Information for fiscal year 2022 is not provided for Mr. Skelton because he was not an NEO prior to 2023. Information for fiscal years 2022 and 2023 is not provided for Mr. Scissons because he was not an NEO prior to 2024.

Summary Compensation Table–2024

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Non-Equity Incentive Plan	Change in Pension	All Other	
Name and Principal Position[1]	Year	Salary	Bonus[2]	Stock Awards[3]	Compensation[4]	Value[5]	Compensation[6]	Total
Bethany M. Owen	2024	$871,175	—	$1,378,138	$1,329,692	$2,322	$138,736	$3,720,063
Chair, President and CEO	2023	$753,893	—	$963,802	$1,409,720	$75,329	$371,998	$3,574,742
	2022	$696,116	—	$797,313	$656,482	—	$188,511	$2,338,422
Jeffrey J. Scissons	2024	$271,048	$63,040	$172,969	$158,722	—	$54,407	$720,186
Vice President; CFO and Corporate Treasurer								
Steven W. Morris	2024	$470,517	—	$550,171	$474,683	—	$80,314	$1,575,685
Senior Vice President; former CFO	2023	$412,106	—	$289,256	$520,946	$32,960	$160,305	$1,415,573
	2022	$360,111	$40,000	$234,767	$211,150	—	$81,163	$927,191
Nicole R. Johnson	2024	$423,795	—	$393,802	$216,110	—	$64,339	$1,098,046
Vice President; President–ALLETE Clean Energy	2023	$380,085	—	$240,968	$388,485	$12,868	$114,469	$1,136,875
	2022	$333,808	$40,000	$211,075	$153,738	—	$67,707	$806,328
Joshua J. Skelton	2024	$374,094	—	$221,521	$260,547	—	$55,715	$911,877
Vice President; Chief Operating Officer - MP	2023	$340,880	—	$192,814	$288,637	$6,505	$98,700	$927,536

[1] The principal positions shown above are as of March 14, 2025.

[2] The amounts in column (d) for Mr. Scissons the amount represents discretionary cash bonuses paid in connection with an extraordinary compensation award granted to him in connection with the Merger. Mr. Scissions is eligible to earn an additional $131,250 (net) upon the closing of the Merger under and subject to the terms of such agreement and for Mr. Morris and Ms. Johnson represent discretionary cash bonuses paid in connection with the acquisition of New Energy Equity.

[3] The amounts shown in column (e) represent the aggregate grant date fair value of RSUs and PSAs granted in 2024 pursuant to the LTIP, and do not necessarily correspond to the actual economic value that may be received by the NEO. The actual amount that the NEO will earn will depend on the extent to which long-term incentive goals are achieved and on the then-current market price of Common Stock. The amounts shown reflect the grant date fair value determined in accordance with generally accepted accounting principles under ASC 718, using the same assumptions used in the valuation of compensation expenses disclosed in Note 13 to the Company's Consolidated Financial Statements contained in ALLETE's Form 10-K for the year ended December 31, 2024, but based on a modeled probability of reaching performance goals and excluding the effect of estimated forfeitures. All values were calculated by our consultant, Willis Towers Watson. For PSAs with TSR as the performance metric, the estimated value was calculated using a Monte-Carlo simulation with an underlying Black-Scholes model. For both RSUs and PSAs with EPS CAGR as the performance metric, the estimated value was calculated using the closing price of Common Stock on January 25, 2024. The grant date fair value is the total amount that we will recognize as an expense over the awards' vesting period, except that the amounts shown do not include a reduction for forfeitures.

The following table presents the grant date fair values included in column (e) by award type and also includes the grant date fair value of the PSAs granted in 2024 assuming maximum performance is achieved:

| | RSUs | PSAs | |
		Target	Maximum
Bethany M. Owen	$340,175	$1,037,962	$2,075,925
Jeffrey J. Scissons	$52,581	$120,388	$240,776
Steven W. Morris	$142,437	$407,733	$815,466
Nicole R. Johnson	$97,184	$296,617	$593,235
Joshua J. Skelton	$54,685	$166,836	$333,671

[4] The amounts in column (f) reflect AIP awards earned in 2024 at 153.2 percent of target for all NEOs, except Mr. Scissons whose AIP award was 127 percent of target and Ms. Johnson whose AIP award was 92 percent of target. AIP award amounts ranged from 53 percent to 151 percent of the NEO's base salary.

[5] All amounts shown in column (g) represent the actuarial change in the value of benefits earned by each eligible NEO under our pension and SERP II plans, which are described in detail starting on page 63 and were not paid to NEOs in the year reported. For each NEO who was eligible for retirement benefits under the pension or SERP II, and whose aggregate change in the actuarial present value of their accumulated retirement benefits was negative, it is reflected in the table as $0. For 2022, the actual amounts are as follows: Ms. Owen—negative $340,630, Mr. Morris—negative $126,156, and Ms. Johnson—negative $85,435. For 2024, the actual amounts are as follows: Mr. Morris—negative $25,696, Ms. Johnson—negative $3,342, and Mr. Skelton—negative $2,500. Mr. Scissons is not eligible for retirement benefits under either the pension or SERP II plan.

[6] In addition to the company benefit plan contributions itemized below, amounts included in All Other Compensation for 2024 also reflect flexible compensation benefits, nominal service-anniversary recognition, and life insurance premiums:

	Company RSOP Contributions	Company Contributions Under SERP II
Bethany M. Owen	$53,475	$77,317
Jeffrey J. Scissons	$29,314	$19,959
Steven W. Morris	$53,475	$19,411
Nicole R. Johnson	$43,125	$13,918
Joshua J. Skelton	$43,125	$5,362

The following table shows information about the AIP and LTIP opportunities granted to NEOs for 2024. For Ms. Owen and Mr. Scissons, the AIP grants are bifurcated to reflect a mid-year adjustment of the target, as discussed on page 36.

Grants of Plan-Based Awards–2024

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards[3]
Name and Award Type[1]	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Bethany M. Owen									
Annual Incentive	01/25/24	$368,925	$838,466	$1,676,932	—	—	—	—	—
Annual Incentive	05/01/24	$12,932	$29,390	$58,781	—	—	—	—	—
PSAs (TSR metric)	01/25/24	—	—	—	3,634	7,268	14,536	—	$527,729
PSAs (EPS CAGR metric)	01/25/24	—	—	—	4,292	8,584	17,168	—	$510,233
RSUs	01/25/24	—	—	—	—	—	—	5,723	$340,175
Jeffrey J. Scissons									
Annual Incentive	01/25/24	$52,802	$120,003	$240,007	—	—	—	—	—
Annual Incentive	09/01/24	$2,204	$5,010	$10,020	—	—	—	—	—
PSAs (TSR metric)	01/25/24	—	—	—	290	580	1,160	—	$42,114
PSAs (TSR metric)	09/19/24	—	—	—	130	260	520	—	$18,780
PSAs (EPS CAGR metric)	01/25/24	—	—	—	343	685	1,370	—	$40,716
PSAs (EPS CAGR metric)	09/19/24	—	—	—	147	294	588	—	$18,778
RSUs	01/25/24	—	—	—	—	—	—	674	$40,063
RSUs	09/19/24	—	—	—	—	—	—	196	$12,519
Steven W. Morris									
Annual Incentive	01/25/24	$136,332	$309,845	$619,691	—	—	—	—	—
PSAs (TSR metric)	01/25/24	—	—	—	1,428	2,855	5,710	—	$207,302
PSAs (EPS CAGR metric)	01/25/24	—	—	—	1,686	3,372	6,744	—	$200,432
RSUs	01/25/24	—	—	—	—	—	—	2,247	$142,437
Nicole R. Johnson									
Annual Incentive	01/25/24	$103,611	$235,479	$470,958	—	—	—	—	—
PSAs (TSR metric)	01/25/24	—	—	—	1,039	2,077	4,154	—	$150,811
PSAs (EPS CAGR metric)	01/25/24	—	—	—	1,227	2,453	4,906	—	$145,806
RSUs	01/25/24	—	—	—	—	—	—	1,635	$97,184
Joshua J. Skelton									
Annual Incentive	01/25/24	$74,831	$170,070	$340,139	—	—	—	—	—
PSAs (TSR metric)	01/25/24	—	—	—	584	1,168	2,336	—	$84,808
PSAs (EPS CAGR metric)	01/25/24	—	—	—	690	1,380	2,760	—	$82,027
RSUs	01/25/24	—	—	—	—	—	—	920	$54,685

[1] 2024 annual incentive awards were made under the AIP; PSAs and RSUs were granted under the LTIP.

[2] Goal achievements that fall between threshold and target, or between target and superior, are interpolated on a straight-line basis. Actual awards earned are shown in column (f) of the Summary Compensation Table on page 58.

[3] Amounts reflect the grant date fair value determined in accordance with generally accepted accounting principles under ASC 718, using the same assumptions used in the valuation of compensation expenses disclosed in Note 13 to the Company's Consolidated Financial Statements contained in ALLETE's Form 10-K for the year ended December 31, 2024, but based on a modeled probability of reaching performance goals and excluding the effect of estimated forfeitures. Amounts shown for PSAs and RSUs are award values for accounting purposes. The value an NEO realizes from PSAs with TSR as the performance metric will depend on actual Common Stock performance relative to the peer company group, as discussed starting on page 48, and the market price of Common Stock. The value an NEO realizes on PSAs with EPS CAGR as the performance metric will depend on the Company's baseline EPS for the year ending December 31 of the year prior to the beginning of the three-year performance period and ALLETE's earnings per share at the end of the three-year performance period, as discussed on page 49, and the market price of Common Stock. The value an NEO realizes from RSUs depends on the market value of Common Stock at the time of vesting.

Outstanding Equity Awards at Fiscal Year-End–2024

(a)	(b)	(c)	(d)	(e)
		Stock Awards		
Name	Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[4]
Bethany M. Owen	18,843	$1,221,026	28,107	$1,821,334
Jeffrey J. Scissons	2,389	$154,807	2,316	$150,077
Steven W. Morris	6,217	$402,862	9,277	$601,150
Nicole R. Johnson	5,061	$327,953	7,352	$476,410
Joshua J. Skelton	3,453	$223,754	5,267	$341,302

[1] The amounts in column (b) consist of the following: (i) the PSAs earned for the 2022-2024 performance period that the NEOs received in Common Stock on February 5, 2025, which are deemed to be earned because the performance condition had been achieved as of December 31, 2024, and (ii) RSUs granted on February 1, 2022, February 2, 2023, and January 29, 2024, plus dividend equivalents. RSUs vest over a three-year period provided the NEO continues to be employed by the Company.

[2] The amounts in column (c) were calculated by multiplying the number of units in column (b) by $64.80, the closing price of Common Stock on December 31, 2024.

[3] The amounts in column (d) represent Common Stock underlying unearned PSAs for which the performance period has not ended. These amounts are representative of what would become payable for outstanding PSAs if target were achieved for the 2023-2025 performance period for TSR, if threshold performance were achieved for the 2024-2026 performance period for the TSR, if superior performance were achieved for the EPS CAGR metric for the 2023-2025 performance period, and if threshold were achieved for the EPS CAGR metric for 2024-2026 performance period. If the performance period had ended on December 31, 2024, these would become payable as follows:

	Payout for Unearned PSAs if the Performance Period Had Ended on December 31, 2024 (% of Target)	
Performance Period	PSAs based on the TSR metric[(i)]	PSAs based on the EPS CAGR metric[(ii)]
2023-2025	100%	139%
2024-2026	50%	50%

(i) This reflects: (a) target performance for the 2023-2025 performance period, with a TSR ranking at the 50th percentile among the peer group comprised of the EEI Stock Index companies as described starting on page 49 and (b) threshold performance for the 2024-2026 performance period, with a TSR ranking at the 30th percentile of the same peer group.

(ii) This reflects: (a) between target and superior performance for the 2023-2025 performance period, with a 6.78 percent average annual EPS growth rate; and (b) threshold performance for the 2024-2026 performance period, with less than one percent average annual EPS growth rate.

[4] The amounts in column (e) were calculated by multiplying the number of shares and units in column (d) by $64.80, the closing price of Common Stock on December 31, 2024.

Option Exercises and Stock Vested–2024

(a)	(b)	(c)
	Stock Awards	
Name	Number of Shares Acquired on Vesting[1]	Value Realized on Vesting[2]
Bethany M. Owen	3,208	$186,719
Jeffrey J. Scissons	302	$17,581
Steven W. Morris	802	$46,663
Nicole R. Johnson	916	$53,339
Joshua J. Skelton	605	$35,229

[1] The amounts reflect the RSUs that vested at the end of the 2021-2023 vesting period, which were paid in Common Stock on February 7, 2024. All amounts shown have been rounded to the nearest whole share, whereas actual Common Stock payments included fractional shares.

[2] The value realized on vesting, shown in column (c) is calculated by multiplying the number of shares acquired on vesting, as shown in column (b), by $58.20, the closing price of Common Stock on the February 7, 2024 payment date.

Pension Benefits–2024

(a)	(b)	(c)	(d)
Name[1]	Benefit Plan	Number of Years Credited Service[2]	Present Value of Accumulated Benefit[3]
Bethany M. Owen	Nonunion Pension Plan	4.42	$110,858
	SERP II	16.50	$715,726
Steven W. Morris	Nonunion Pension Plan	5.67	$165,960
	SERP II	17.92	$227,418
Nicole R. Johnson	Nonunion Pension Plan	9.25	$109,866
Joshua J. Skelton	Nonunion Pension Plan	5.67	$48,706

[1] Information for Mr. Scissons is not included in the table above because he is not eligible for qualified or non-qualified pension benefits, having joined the Company after September 30, 2006, the date as of which pension retirement benefits under both the qualified and non-qualified plans were closed to new participants. Ms. Johnson and Mr. Skelton are eligible to receive qualified pension benefits only; they each first became participants under SERP II after September 30, 2006, the date as of which non-qualified retirement benefits were closed to new participants.

[2] No service has been credited under the nonunion pension plan since September 30, 2006. The numbers in column (c) for SERP II reflect years of service with the Company through December 31, 2018, when service crediting under the SERP II was frozen.

[3] The amounts shown in column (d) represent the discounted net present value of the annual annuity payments to which NEOs would be entitled at retirement assuming they retire at age 62, the earliest age at which NEOs can receive unreduced pension benefits. In addition to retirement age, the following assumptions were used to calculate the present value of accumulated benefits: discount rate of 5.78 percent; cost of living adjustment of 2.5 percent for 2025 and afterwards; and female spouses are assumed to be three years younger than male spouses. The amounts reflect the accumulated pension benefits over the years of credited service shown for each plan.

PENSION BENEFITS DISCUSSION

ALLETE's defined-benefit nonunion pension plan is intended to be tax-qualified and covers certain of our employees, including all NEOs, except Mr. Scissons. Nonunion pension benefits are calculated based on years of service and final average earnings. As part of a company-wide nonunion benefit change, no employee accrued additional credited service for nonunion pension benefits after September 30, 2006. In 2018, additional changes were made to all participating nonunion employees' pension benefits to freeze final average earnings as of November 30, 2018. The nonunion pension benefit is calculated as a life annuity using the following formula:

$$\left[0.8\% \ \times \ \text{(years of credited service from July 1, 1980 through September 30, 2006)} \right] \times \ \text{final average earnings through November 30, 2018*}$$

> * Final average earnings includes the highest consecutive 48 months of salary in the fifteen-year period ending November 30, 2018.

Normal retirement age under the nonunion pension plan is age 65 with at least five years of continuous service with the Company. NEOs become eligible for an unreduced early-retirement benefit at age 62 if they have at least 10 years of continuous service, or at age 58 if they have at least 40 years of continuous service. NEOs are first eligible for a reduced early-retirement benefit at age 50 with at least 10 years of continuous service. Early-retirement benefits are calculated by reducing the retirement benefit by 4 percent for each year and partial year between age 62 and the early-retirement benefit commencement age. Each eligible NEO, except Mr. Skelton, is currently eligible to receive early retirement benefits.

The normal form of benefit payment under the nonunion pension plan for a married participant is a life annuity with a 60 percent surviving spouse benefit. At normal retirement age, each optional form of benefit payment is the actuarial equivalent of the normal form of benefit payment for the nonunion pension plan. The nonunion pension plan does not provide for lump sum distributions unless the lump sum equivalent value is $10,000 or less. Once a pension benefit payment has commenced, the benefit adjusts in future years to reflect changes in cost of living, with a maximum adjustment of three percent per year.

The Tax Code limits both the annual earnings that may be considered in calculating benefits under the pension plan and the annual benefit amount that the pension plan may deliver to an NEO. The SERP plans provide supplemental pension benefits, paid out of general Company assets, to eligible NEOs in amounts generally designed to maintain total benefits at the level that would have been provided by our pension plan if those benefits were not restricted by the Tax Code.

The SERP formula is calculated as follows:

$$\left[0.8\% \ \times \ \text{(years of credited service from July 1, 1980 through December 31, 2018)} \right] \times \ \text{SERP final average earnings through December 31, 2021*}$$

> * SERP final average earnings includes the sum of the NEO's (i) annual salary in excess of the Tax Code limits imposed on nonunion qualified retirement benefits and (ii) annual incentive awards over the highest consecutive 48-month period ending December 31, 2021. The highest consecutive 48-month period for (i) and (ii) above can be different; both, however, must fall within the last 15 years of service.

The present value of eligible NEO's SERP pension benefit as of December 31, 2024, is shown in the Pension Benefits table on page 62. The 2024 increase in the SERP II pension benefit value for each eligible NEO is included in column (g) of the Summary Compensation Table on page 58.

Eligible NEOs have elected a date when their SERP retirement benefit payments will commence and has elected the form of benefit payment. The normal form of payment for SERP II is a 15-year annuity. The optional forms of payment for SERP II benefits are a life annuity or a lump sum, each of which is actuarially equivalent to the normal form of payment.

SERP II benefits vest and become payable only if the NEO (i) retires after reaching age 50 with 10 years of service, (ii) becomes disabled after reaching age 50 with 10 years of service, or (iii) reaches age 50 after becoming disabled with 10 years of service. Vested SERP II benefit payments commence upon the earlier of retirement or disability, or, if a disability occurs prior to vesting, the earlier of attaining age 65 or the date of death. Payment of the SERP II benefits accrued after December 31, 2004, would be accelerated and paid as a lump sum upon a termination of employment in connection with a change in control.

In all other respects, the eligibility requirements for SERP retirement benefits and the calculation of SERP early retirement benefits are the same as the nonunion pension plan's eligibility requirements and early retirement benefits discussed above.

On December 31, 2004, the Company froze SERP I with respect to all plan benefits. Effective January 1, 2005, the Company established SERP II to comply with Section 409A of the Tax Code. SERP II covers compensation initially deferred, and supplemental pension and supplemental defined contribution benefits accrued or vested, after December 31, 2004.

Effective October 1, 2006, the Company froze eligibility for supplemental pension benefits under SERP II. Individuals who were not SERP II participants and eligible for supplemental pension benefits on September 30, 2006, are not eligible for supplemental pension benefits.

Supplemental executive retirement benefits were reviewed in 2018 in light of Company cost competitiveness and benchmarking data. Credited service for calculating the supplemental pension benefits was frozen as of December 31, 2018. In addition, amounts NEOs defer to their SERP II deferral account after December 31, 2018, will no longer receive a fixed annual interest crediting rate and will instead be credited or debited with notional gains or losses until the balance has been paid in full. In response to changes in the tax law, SERP II was also amended in 2018, effective January 1, 2019, to eliminate the provision that required a non-elective deferral of the portion of a participant's AIP that the Company could not deduct by application of Section 162(m) of the Tax Code. SERP II was further amended in 2021 to freeze final average earnings as of December 31, 2021.

Ms. Owen and Mr. Morris have vested SERP supplemental pension benefits as of December 31, 2024. Because Mr. Scissons, Ms. Johnson, and Mr. Skelton were not eligible to participate in SERP II before September 30, 2006, they are not eligible for supplemental SERP pension benefits.

ALLETE provides a supplemental defined contribution benefit and a deferral account benefit to the NEOs. The SERP II supplemental defined contribution benefit provides a benefit that is substantially equal to the benefit the NEO would have been entitled to receive if the Tax Code did not impose limitations on the types and amounts of compensation that can be included in the benefit calculations under the ALLETE and Affiliated Companies Flexible Compensation Plan and the RSOP. Annually, NEOs may elect to defer some or all of their salary and AIP award to a SERP II deferral account. NEOs whose base salary is below the tax-qualified benefit plans' annual compensation limit may also elect to defer some or all of the SERP II defined contribution benefit. NEOs can select among different crediting rates to apply to deferral balances under the SERP Plans and the investment options generally match the investment options available to all employees under the RSOP. These investment options include mutual funds and similar investments. The NEOs may change their investment elections at any time. The amount of the 2024 SERP II defined contribution benefit received by each NEO is included in column (h) of the Summary Compensation Table on page 58. The aggregate amount each NEO elected to defer and the amount that the Company contributed to the SERP II in 2024 are shown in the Non-Qualified Deferred Compensation table on page 66.

Each NEO has elected a date when benefit payments from the NEO's SERP I and SERP II deferral accounts will commence and has elected the form of benefit payment. SERP I and SERP II deferral account benefit payments will not begin earlier than the elected commencement date. NEOs may request an early distribution of some or all of their SERP I deferral account balance upon a demonstrated severe financial need or, at any time prior to the elected commencement date, may elect an early withdrawal of contributions made to their account prior to January 1, 2005, subject to a ten percent early withdrawal penalty.

NEOs may not elect to receive an early withdrawal of amounts contributed to their SERP II deferral accounts after December 31, 2004, except that they may request early withdrawal in the event of an unforeseen emergency, which request is subject to the approval of the ECHC Committee. Contributions made to a SERP II deferral account after December 31, 2004, would be paid in full upon a termination of the NEO's employment in connection with a change in control.

NEOs may elect to receive their SERP deferral account balance in the form of either a lump sum or monthly installments over a 5-, 10-, or 15-year period, or a combination of lump sum payment and monthly installments.

NEOs' SERP balances for deferrals made on or before December 31, 2018, will receive a fixed 7.5 percent annual interest crediting rate until paid in full; SERP II balances for deferrals made on or after January 1, 2019, will be credited or debited with notional gains or losses until the balance has been paid in full.

Non-Qualified Deferred Compensation–2024

(a) Name[1]	(b) Plan	(c) Executive Contributions[2]	(d) Company Contributions in 2024[3]	(e) Aggregate Earnings in 2024[4]	(g) Aggregate Balance as of December 31, 2024[5]
Bethany M. Owen	SERP I	—	—	$13,162	$120,735
	SERP II	—	$77,317	$98,356	$982,858
Steven W. Morris	SERP I	—	—	$334	$6,995
	SERP II	—	$19,411	$78,076	$1,648,275
Nicole R. Johnson	SERP II	—	$13,918	$14,033	$135,483
Joshua J. Skelton	SERP II	$174,717	$5,362	$101,921	$857,320

[1] Information for Mr. Scissons is not included in the table above because he does not yet have non-qualified deferred compensation.

[2] For Mr. Skelton the amount shown in column (c) includes 50 percent of the annual incentive plan that was earned in 2024 (reported in column (f) of the Summary Compensation Table on page 58).

[3] The amounts shown in column (d) reflect SERP annual make-up awards that were earned in 2024 and automatically deferred in 2025 (reported in column (h) of the Summary Compensation Table on page 58).

[4] The amounts in column (e) represent unrealized and realized gains or losses based on the crediting rates associated with the investment funds selected by each NEO.

[5] The aggregate balances shown for SERP II include compensation that was earned and deferred in 2022 and 2023, and reported in the Summary Compensation Table under the applicable year in the following cumulative amounts: Ms. Owen—$446,425, Mr. Morris—$128,914, Ms. Johnson—$97,432, and Mr. Skelton—$165,930. These amounts have since been adjusted for investment performance (i.e., earnings and losses) and deferrals credited during 2024. The aggregate balances shown for the SERP I include compensation that was earned prior to 2009; those balances have been adjusted subsequently for investment performance.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The NEOs are covered by the CIC Severance Plan. Under the CIC Severance Plan, a change in control generally means any one of the following events:

- Acquisition of more than 50 percent of the total fair market value or total voting power of Common Stock by any person, entity, or group acting together;
- Acquisition in any 12-month period of 40 percent or more of the Company's assets by any person, entity, or group acting together;
- Acquisition in any 12-month period of 30 percent or more of the total voting power of Common Stock by any person, entity, or group acting together; or
- A majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of appointment or election.

Each NEO is entitled to receive specified benefits in the event the NEO's employment is involuntarily terminated during the period beginning six months before and ending two years after a change in control. An involuntary termination is deemed to occur if (i) the Company terminates the employment of the NEO other than for cause, or (ii) the NEO resigns from their employment with good reason. Cause generally includes reasons such as failure to perform duties, willful misconduct, or felony convictions. Good reason generally means a material reduction in the NEO's responsibilities or authority; a material reduction in their supervisory responsibilities or authority; a material reduction in base salary, incentive compensation, or other benefits; a material breach by the Company of an agreement under which an NEO provides services; or reassignment to another geographic location more than 50 miles from the NEO's current job location.

Under the CIC Severance Plan, if a triggering event had occurred on December 31, 2024, Ms. Owen and Mr. Morris would have been entitled to receive a lump-sum severance payment equal to two and one-half times their annual compensation as of December 31, 2024. Mr. Scissons, Ms. Johnson, and Mr. Skelton would be entitled to a payment equal to two times their annual compensation as of December 31, 2024. Annual compensation includes base salary and an amount representing a target award under the annual incentive in effect for the year of termination. The CIC Severance Plan has a modified severance payment cap that limits payments to a level below the safe harbor amount provided by Tax Code Section 280G if the NEO would retain a greater after-tax amount than the after-tax amount that would be retained if the Company paid an unreduced benefit that was subject to the excise tax.

As a condition of receiving payments under the CIC Severance Plan, participants must sign a waiver of potential claims against the Company and must agree not to disclose confidential information, engage in any business in competition with the Company for a period of one and a half years for Ms. Owen and Mr. Morris and one year for all other NEOs, recruit any employee or Director of the Company for employment for a period of two years, or publicly disparage the Company.

The AIP and LTIP also have change in control features. Under the AIP, in the event of a change in control (as defined in the AIP), any award earned based on actual results as of the date of the change in control will be prorated based on the number of months in the performance year elapsed as of the date of the change in control. Under the LTIP, in the event of a change in control (as defined in the LTIP), restrictions in RSU grants would be deemed to have expired upon the change in control and a prorated number of the RSUs would immediately vest, unless the RSU grants were fully assumed by the successor corporation. If the RSU grants were fully assumed, a prorated number of RSUs would immediately vest if the NEO's employment was terminated by the successor corporation for reasons other than cause within 18 months of the change in control. If a change in control were to occur, PSAs would immediately pay out on a prorated basis at the greater of target level or the level earned, based on then-current TSR ranking and then-current EPS CAGR results. PSA awards granted following the execution of the Merger Agreement are not subject to such treatment; any such awards are converted to time-vesting cash awards based on deemed achievement of the target level of performance.

Estimated Potential Payments Upon Termination Associated with a Change in Control

The table below illustrates the value that would have been received by NEOs if a change in control had occurred on December 31, 2024, and if, as a result, the NEO's employment had been terminated on the same date. The amounts and narrative disclosure set forth below do not specifically describe compensation and benefits that will or may be payable to our NEOs in connection with the Merger. Those estimates (which, in accordance with SEC rules, are based on different assumptions) are included in the Company's definitive proxy statement filed with the SEC on July 10, 2024.

	Ms. Owen	Mr. Scissons	Mr. Morris	Ms. Johnson	Mr. Skelton
Severance Payment[1]	$4,412,980	$870,025	$1,966,327	$1,327,246	$1,096,005
Annual Incentive Plan[2]	—	—	—	—	—
Performance Shares[3]	$1,635,307	$156,039	$519,989	$431,360	$285,026
Unvested RSUs[4]	$312,942	$37,707	$105,911	$82,864	$57,512
SERP II Pension[5]	—	—	—	—	—
SERP II Defined Contribution[5]	—	—	—	—	—
Benefits[6]	$44,310	$58,930	$75,649	$65,184	$61,879
Outplacement Services[7]	$25,000	$25,000	$25,000	$25,000	$25,000
Total Payments[8]	$6,430,539	$1,147,701	$2,692,876	$1,931,654	$1,525,422

[1] The values for severance payments were calculated based on December 31, 2024, base salary, target annual incentive, and the applicable severance benefit multiple of salary. Under the CIC Severance Plan, if payments constitute "excess parachute payments" within the meaning of Tax Code Section 280G, the payments would be reduced only if the NEO would receive a greater net after-tax benefit than they otherwise would receive with no reduction in payments. The amounts shown above reflect no such reductions.

[2] The performance period ended on December 31, 2024. Therefore, no benefit acceleration would have occurred under this scenario.

[3] Outstanding performance shares for the 2022-2024, 2023-2025, and 2024-2026 performance periods would accelerate under this scenario. Under the LTIP, if a change in control and employment termination were to occur, performance shares would be paid on a prorated basis based on the number of months that had transpired as of December 31, 2024, for each applicable three-year performance period and the award values shown reflect this proration. In this scenario, under the LTIP, performance shares would be paid using the greater of actual performance or target as of December 31, 2024. The award values shown for PSAs based on the TSR metric were calculated based on target TSR performance for the 2022-2024 performance period, 2023-2026 performance period, and the 2024-2027 performance period. The award values shown for PSAs based on the EPS CAGR metric were calculated based on target EPS CAGR performance for the 2022-2024 performance period, 139 percent of target for the 2023-2025 period, and target for the 2024-2026 performance period. All PSA award values shown reflect the $64.80 closing price of Common Stock on December 31, 2024.

[4] Under the LTIP, if a change in control and employment termination were to occur, unvested RSUs would vest and be payable on a prorated basis based on the number of months that had transpired between the start of the three-year vesting period and December 31, 2024, relative to the full three-year vesting period.

[5] The CIC Severance Plan does not provide for any additional age or service credit for supplemental executive retirement benefits under the SERP.

[6] The values for benefit payments were based on the applicable severance multiplier times the sum of (i) medical, dental, and basic group term life insurance benefit premiums, and (ii) Company contributions under the Flexible Compensation Plan.

[7] The Company will pay outplacement directly to service providers up to the amount shown for the cost of outplacement services provided to the NEOs. No amount will be paid unless the NEO utilizes outplacement services within the time frame specified in the CIC Severance Plan.

[8] The CIC Severance Plan provides that if payments are delayed as a result of Tax Code Section 409A, interest is required to be paid at the short-term applicable federal rate. The amounts shown exclude interest.

Estimated Potential Payments Upon Termination Due to Retirement, Disability, or Death

If NEOs were to retire, become disabled, or die, they would remain eligible to receive a prorated AIP award, based on actual year-end results. They would also be entitled to receive prorated PSAs if PSA goals are achieved at the conclusion of the applicable three-year performance period. Upon an NEO's retirement, disability, or death, the LTIP provides for immediate, accelerated vesting of RSUs, on a prorated basis.

The following table illustrates the value each NEO would have received in connection with accelerated vesting and payments triggered by a retirement, disability, or death had the event occurred on December 31, 2024.

	Ms. Owen	Mr. Scissons	Mr. Morris	Ms. Johnson	Mr. Skelton
Annual Incentive[1]	—	—	—	—	—
Performance Shares[2]	$1,103,515	$95,352	$342,682	$283,920	$205,831
Unvested RSUs[3]	$312,942	$37,707	$105,911	$82,864	$57,512
Total Payments	$1,416,457	$133,059	$448,593	$366,784	$263,343

[1] Because the annual performance period ended on December 31, 2024, no acceleration of benefits would have occurred.

[2] Outstanding performance shares for the performance periods 2022-2024, 2023-2025, and 2024-2026 would be earned on a prorated basis under this scenario if TSR and EPS CAGR performance goals were achieved at the conclusion of each three-year performance period. The award values shown for PSAs based on the TSR metric were calculated based on TSR performance of 89.9 percent of target for the 2022-2024 performance period, 100 percent of target for the 2023-2025 performance period, and threshold performance for the 2024-2026 performance period. The award values shown for PSAs based on the EPS CAGR metric were calculated based on no performance payout for the 2022-2024 performance period, 139 percent of target for the 2023-2025 period, and threshold performance for the 2024-2026 performance period. For all NEOs, PSA award values were calculated using $64.80, the closing price of Common Stock on December 31, 2024.

[3] For all NEOs, the values shown reflect the $64.80 closing price of Common Stock on December 31, 2024.

CEO PAY RATIO

_____

Employees drive ALLETE's success. Our compensation strategy is designed to compensate all employees appropriately and competitively. When determining employee compensation, we consider multiple factors including market data, job responsibilities, experience, performance, and internal equity.

For purposes of this CEO pay ratio disclosure, we have used the same median employee identified in 2023. Because there has been no material change in our employee population or our employee compensation arrangements, and there have been no material change in the median employee's circumstances, we believe that using the same median employee is appropriate for our 2024 pay ratio disclosure. ALLETE's median employee was identified in 2023 by computing the median annual W-2 Medicare reported wages for all employees, other than the CEO, who were employed on December 15, 2023, which was the last day of ALLETE's 2023 payroll reporting period. We did not make assumptions, adjustments, or estimates; nor did we annualize compensation for any full-time employee who was not employed for all of 2023.

We calculated the median employee's 2024 annual total compensation using the same methodology used to report the NEO's compensation in the Summary Compensation Table on page 58. The total compensation reported in column (i) of the Summary Compensation Table for Ms. Owen in 2024 is $3,720,063. This amount is 27 times that of the median employee's 2024 total compensation of $138,809.

We believe the pay ratio disclosed above is a reasonable estimate calculated in accordance with SEC rules, based on our records and the methodology described above. The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to use a variety of methodologies, to apply various assumptions, and to make reasonable estimates and exclusions. The application of various methodologies, assumptions, estimates, and exclusions may result in significant differences in the results reported by SEC reporting companies. For this reason, the CEO pay ratio reported by other companies may not be comparable to the pay ratio reported above.

PAY VERSUS PERFORMANCE

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the following disclosure is provided regarding "compensation actually paid" for (i) ALLETE's CEO ("PEO") and (ii) ALLETE's NEOs other than the PEO on an average basis, as well as certain Company performance measures for the past four fiscal years.

Refer to our CD&A starting on page 34 for a complete description of how executive compensation relates to Company performance and how the ECHC Committee makes its compensation decisions.

(a)	(b1)	(b2)	(c1)	(c2)	(d)	(e)	(f)	(g)	(h)	(i)
							Value of Initial Fixed $100 Investment Based on:			
	Summary Compensation Table Total for PEO[1] (Ms. Owen)	Summary Compensation Table Total for PEO[2] (Mr. Hodnik)	Compensation Actually Paid to PEO[1,3] (Ms. Owen)	Compensation Actually Paid to PEO[2,3] (Mr. Hodnik)	Average Summary Compensation Table Total for Non-PEO NEOs[4]	Average Compensation Actually paid Non-PEO NEOs[5]	TSR	Peer Company TSR[6]	Net Income (millions)	EPS
2024	$3,719,976	—	$2,951,380	—	$1,076,422	$910,470	$99	$114	$179	$3.10
2023	$3,574,742	—	$3,889,182	—	$1,165,708	$1,243,133	$89	$98	$247	$4.30
2022	$2,338,422	—	$2,466,968	—	$805,560	$741,696	$90	$111	$189	$3.38
2021	$2,578,539	—	$2,174,091	—	$924,190	$853,982	$88	$114	$169	$3.23
2020	$1,985,344	$3,312,220	$1,481,717	$1,328,953	$949,548	$685,329	$80	$99	$165	$3.18

[1] Ms. Owen was elected CEO effective February 3, 2020, and has served as CEO since that date.

[2] Mr. Hodnik served as CEO during the period January 1, 2020, to February 2, 2020. Mr. Hodnik served as Executive Chairman during the period February 3, 2020, to December 31, 2020. Consistent with SEC rules, we have included Mr. Hodnik's total 2020 compensation in the columns (b2) and (c2).

[3] The dollar amounts shown in the table above do not reflect the actual amount of compensation earned by or paid to Ms. Owen or Mr. Hodnik, as applicable, during the applicable year. To calculate the amounts shown in the "Compensation Actually Paid to PEO" columns (c1) and (c2), amounts were deducted from and added to, as applicable, the amount in the corresponding "Summary Compensation Table Total Compensation for PEO" columns (b1) and (b2) as shown in the following table:

	2024	2023	2022	2021	2020	
	PEO (Ms. Owen)	PEO (Ms. Owen)	PEO (Ms. Owen)	PEO (Ms. Owen)	PEO (Ms. Owen)	PEO (Mr. Hodnik)
Total Compensation from Summary Compensation Table	$3,719,976	$3,574,742	$2,338,422	$2,578,539	$1,985,344	$3,312,220
Adjustments for Pension						
Amounts Reported in "Change in Pension Value" Column of Summary Compensation Table	$(2,322)	$(75,329)	—	$(385,368)	$(307,375)	$(1,766,933)
Current Year Service Cost	—	—	—	—	—	—
Prior Service Cost Impacting Current Year	—	—	—	—	—	—
Adjustments for Equity Awards[a]						
Amounts Reported in "Stock Awards" Column of the Summary Compensation Table	$(1,378,138)	$(963,802)	$(797,313)	$(757,908)	$(596,185)	$(414,543)
Year-end Fair Value of Unvested Awards Granted in the Current Year	$891,467	$1,031,423	$839,445	$753,194	$425,474	$317,983
Year-Over-Year Difference of Year-End Fair Values for Unvested Awards Granted in Prior Years	$(262,484)	$392,710	$(49,272)	$(18,216)	$(33,165)	$(159,667)
Fair Values at Vesting Date for Awards Granted and Vested in Current Year	—	—	—	—	—	—
Difference in Fair Values Between Prior Year-End Fair Values and Vesting Date Fair Values for Awards Granted in Prior Years	$(17,119)	$(70,562)	$135,686	$3,850	$7,624	$39,893
Forfeitures During Current Year Equal to Prior Year-End Fair Value	—	—	—	—	—	—
Dividends or Dividend Equivalents Not Otherwise Included in the Total Compensation	—	—	—	—	—	—
Compensation Actually Paid (as calculated)	**$2,951,380**	**$3,889,182**	**$2,466,968**	**$2,174,091**	**$1,481,717**	**$1,328,953**

[a] Equity valuation assumptions for calculating "compensation actually paid" are not materially different from grant date valuation assumptions.

[4] Non-PEO NEOs include the following individuals for each year as shown below:
　　2024: Mr. Scissons, Mr. Morris, Ms. Johnson, and Mr. Skelton.
　　2023: Mr. Morris, Margaret A. Thickens (retired Vice President, Chief Legal Officer, and Corporate Secretary, Ms. Johnson, and Mr. Skelton.
　　2022: Mr. Morris, Ms. Thickens, Ms. Johnson, Mr. Cutshall, and Robert J. Adams, retired Senior Vice President and former CFO.
　　2021: Mr. Adams, Ms. Johnson, Mr. Morris, and Ms. Thickens.
　　2020: Mr. Adams, Ms. Johnson, Mr. Morris, and Ms. Thickens.

5   The dollar amounts shown in the table above do not reflect the actual amount of compensation earned by or paid to Ms. Owen or Mr. Hodnik, as applicable, during the applicable year. To calculate the amounts shown in the "Average Compensation Actually Paid to Non-PEO NEOs" column (e), amounts were deducted from and added to (as applicable) the amount shown in the "Average Summary Compensation Table Total Compensation for Non-PEO NEOs" column (d) as shown in the following table:

	2024	2023	2022	2021	2020
	Average Non-PEO NEOs	Average Non-PEO NEOs	Average Non-PEO NEOs	Average Non-PEO NEOs	Average Non-PEO NEOs
Total Compensation from Summary Compensation Table	$1,076,422	$1,165,708	$805,560	$924,190	$949,548
Adjustments for Pension					
Amounts Reported in "Change in Pension Value" Column of Summary Compensation Table	—	$(13,083)	—	$(65,409)	$(187,761)
Current Year Service Cost	—	—	—	—	—
Prior Service Cost Impacting Current Year	—	—	—	—	—
Adjustments for Equity Awards[a]					
Amounts Reported in "Stock Awards" Column of Summary Compensation Table	$(334,616)	$(241,002)	$(229,859)	$(243,621)	$(217,331)
Year-end Fair Value of Unvested Awards Granted in the Current Year	$216,059	$257,892	$180,751	$242,101	$155,102
Year-Over-Year Difference of Year-End Fair Values for Unvested Awards Granted in Prior Years	$(47,070)	$90,343	$(38,376)	$(5,467)	$(18,071)
Fair Values at Vesting Date for Awards Granted and Vested in Current Year	—	—	$2,625	—	—
Difference in Fair Values Between Prior Year-End Fair Values and Vesting Date Fair Values for Awards Granted in Prior Years	$(325)	$(16,725)	$20,995	$2,188	$3,842
Forfeitures During Current Year Equal to Prior Year-End Fair Value	—	—	—	—	—
Dividends or Dividend Equivalents Not Otherwise Included in the Total Compensation	—	—	—	—	—
Compensation Actually Paid (as calculated)	**$910,470**	**$1,243,133**	**$741,696**	**$853,982**	**$685,329**

[a] Equity valuation assumptions for calculating "compensation actually paid" are not materially different from grant date valuation assumptions.

6   The peer group is comprised of the companies in the Philadelphia Utility Index.

The following three graphs describe the relationship between "compensation actually paid" to the PEOs, as calculated in accordance with the SEC rules, and the average of "compensation actually paid" to the NEOs other than the PEOs, as calculated in accordance with SEC rules, and the TSR, net income, and EPS information presented in the Pay Versus Performance table on page 72.

Compensation Actually Paid and TSR
We believe that the increases in the Company's TSR over the four-year period 2020 through 2022 generally align with compensation actually paid to our PEOs and non-PEO NEOs over this same period. As described in our CD&A, a significant portion of our NEOs' compensation is based on long-term equity-based incentives that include both performance-based PSAs and time-based RSUs. Also as discussed in our CD&A, PSAs are paid based, in part, on achievement of a relative TSR goal.

Compensation Actually Paid and Cumulative TSR



Compensation Actually Paid and Net Income

As the below chart illustrates, changes compensation actually paid for our PEOs and for our non-PEO NEOs are generally aligned with performance on net income. As discussed in our CD&A, our AIP is most heavily weighted toward financial performance measured by net income.

Compensation Actually Paid and Net Income



Compensation Actually Paid and EPS

We have identified EPS as our company-selected measure that represents, in our view, the most important additional financial measure used to link compensation actually paid to Company performance. As discussed in the CD&A, performance for PSAs is measured, in part, by EPS CAGR. The ECHC Committee selected EPS CAGR because it measures, in absolute terms, how the Company's EPS over the PSAs' three-year performance period compares to our established long-term growth objectives. As the table below shows, relative changes in compensation actually paid generally align with relative changes in the Company's EPS over each of the last four years.

Compensation Actually Paid and EPS



Financial Performance Measures

In our assessment, the most important financial performance measures used to link compensation actually paid to our NEOs in 2024, as calculated in accordance with the SEC rules, to our performance were, in unranked order:

- TSR
- Net Income
- EPS CAGR
- Cash from Operating Activities

DIRECTOR COMPENSATION

The ECHC Committee has primary responsibility for developing and evaluating the non-employee Director compensation program, which is then approved by the Board. The ECHC Committee reviews non-employee Director compensation annually. The ECHC Committee receives advice from its independent compensation consultant, Pearl Meyer, to help ensure that non-employee Director compensation is market-based, aligned with shareholder interests, and consistent with our compensation principles. Pearl Meyer reviews each director compensation element and total director compensation, comparing those to the director compensation of the same group of peer companies used in connection with designing ALLETE's executive compensation. See "Process for Determining Executive Compensation" section, page 38, for the list of the peer group companies. Pearl Meyer also examines director compensation data from similarly-sized companies in all industries. The ECHC Committee reviews Pearl Meyer's benchmarking report and determines whether to recommend to the Board any changes to non-employee Director compensation.

As discussed in the proxy statement for the 2024 annual meeting of the shareholders, based on its review and evaluation in October 2022, the ECHC Committee determined that compensation for non-employee Directors was below the market median. To align compensation more closely to the market median, effective January 1, 2023, the Board approved a 12.8 percent increase to the stock retainer ($110,000 compared to $97,500 in 2022) and a 6.2 percent increase to the cash retainer ($85,000 compared to $80,000 in 2022) for non-employee Directors. Additionally, to better align with benchmarking data for Lead Director compensation, the ECHC Committee reduced the additional Lead Director cash retainer from $40,000 to $25,000 and added individual committee retainers. There have been no changes to the non-employee Director compensation since January 1, 2023.

The following table sets forth the non-employee Director compensation earned in 2024:

Director Compensation—2024

(a)	(b)	(c)	(d)
Name[1]	Fees Earned or Paid in Cash[2]	Stock Awards[2,3]	Total
George G. Goldfarb	$107,000	$110,000	$217,000
James J. Hoolihan	$95,000	$110,000	$205,000
Madeleine W. Ludlow	$110,000	$110,000	$220,000
Charles R. Matthews	$105,000	$110,000	$215,000
Susan K. Nestegard	$140,000	$110,000	$250,000
Douglas C. Neve	$105,000	$110,000	$215,000
Barbara A. Nick	$105,000	$110,000	$215,000
Robert P. Powers	$102,500	$110,000	$212,500
Charlene A. Thomas	$105,000	$110,000	$215,000

[1] Ms. Owen is not included in this table because she was an NEO and her compensation is fully discussed in the CD&A starting on page 34 and reflected in the Summary Compensation Table on page 58.

[2] Mr. Matthews, Ms. Nestegard, and Mr. Powers elected to defer their 2024 stock retainer; Mr. Mathews elected to defer his 2024 cash retainers. These amounts were deferred under the Deferral Plan II.

[3] For all Directors, the amounts shown in column (c) reflect the grant date fair value of the annual stock retainer paid on June 3, 2024. On that date, Directors each received 1,742.712 shares of Common Stock valued based on a share price of $63.12 (the five-day average closing price, including the date that is ten calendar days prior to June 3, 2024).

Employee Directors receive no additional compensation for their services as Directors. Accordingly, Ms. Owen received no additional compensation in 2024 for her service on the Board and her 2024 compensation is covered in detail in the CD&A starting on page 34.

Under the terms of the ALLETE Director Stock Plan, ALLETE pays each non-employee Director an annual retainer fee, a portion of which is paid in cash and a portion of which is paid in Common Stock as set forth below:

Non-Employee Director Retainers—2024

	Cash	Stock
All Directors	$85,000	$110,000
Lead Director (Additional)	$25,000	—

We also pay each non-employee Director an annual cash retainer for each committee membership and committee chair assignment, which they may elect to receive all or part of the cash portions of their retainer fees in Common Stock, as set forth below:

Non-Employee Committee Retainers—2024

	Member	Additional Chair Retainer
Audit Committee	$10,000	$12,000
Executive Compensation and Human Capital Committee	$10,000	$7,500
Corporate Governance and Nominating Committee	$10,000	$5,000

The Lead Director receives her designated cash retainer, the Director cash retainer, the Director stock retainer, and a retainer for each committee.

The Company provides a deferral account benefit to the Directors under the terms of the Deferral Plan II. Effective January 1, 2005, the Company established Deferral Plan II to comply with Section 409A of the Tax Code. Deferral Plan II governs all cash retainers initially deferred after December 31, 2004. On May 1, 2009, the Board amended Deferral Plan II to permit Directors to elect to defer their stock retainers.

Annually, non-employee Directors may elect to defer to a Deferral Plan II cash account some or all of their cash retainer fees. Directors can select among different investment crediting rates to apply to deferral cash account balances under the Deferral Plan II. These investment options include mutual funds and similar investments. The Directors may change their investment elections at any time.

Annually, non-employee Directors also may elect to defer to a Deferral Plan II stock account some or all of their stock retainer fees. Deferred stock retainer fees are credited to a Director's stock account, which has a single investment option that mirrors the performance of our Common Stock and is credited with dividend equivalents equal to cash dividends that are declared and paid on our Common Stock.

Non-employee Directors elect a date when benefit payments from their Deferral Plan II accounts will commence and the form of benefit payment. Generally, Deferral Plan II account benefit payments will not begin earlier than the elected commencement date. Non-employee Directors may not elect to receive an early withdrawal of amounts contributed to their Deferral Plan II account after January 1, 2005, except that they may request an early withdrawal in the event of an unforeseen emergency, which request is subject to the approval of the ECHC Committee.

Non-employee Directors may elect to receive their Deferral Plan cash and stock account balances in the form of either a lump sum payment or annual installments over a 5-, 10-, or 15-year period, or a combination of both. A Director's Deferral Plan cash account balance will be credited or debited with notional gains or losses until the balance has been paid in full. Directors will receive dividend equivalents on their Deferral Plan II stock account balances until paid in full.

ITEM NO. 3—APPROVAL OF THE ALLETE EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN

Explanatory Note

Solely as a precautionary measure, we are asking shareholders to approve a new executive compensation plan. The ALLETE Executive Long-Term Incentive Compensation Plan is designed to replace the current LTIP, which by its terms does not allow for any new grants after December 31, 2025, the ten-year anniversary of the current LTIP's effective date. There is a possibility that the Merger will not be completed by December 31, 2025. In that case, absent an approval of this Item No. 3, we would no longer have a shareholder-approved equity compensation plan and would be unable to continue operating our equity compensation program.

Accordingly, on January 29, 2025, the Board adopted the ALLETE Executive Long-Term Incentive Compensation Plan, subject to shareholder approval at the 2025 Annual Meeting. If approved by the affirmative vote of the greater of (1) a majority of the shares present or represented by proxy and entitled to vote on this proposal, or (2) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the Annual Meeting, the plan will not become effective until January 1, 2026. This delayed effective date means that if the Merger closes on or before January 1, 2026, the plan will never become effective and no awards will be made thereunder. The following summary and request for approval should be read in this context.

To distinguish between the current LTIP and the ALLETE Executive Long-Term Incentive Compensation Plan that you are being asked to approve at the 2025 Annual Meeting, the summary and discussion below refers to the former as the "Prior Plan" (which is the current LTIP) and to the latter as the "2026 LTIP."

Summary of the 2026 LTIP

The terms of the 2026 LTIP are substantially identical to those of the Prior Plan, other than with respect to expiration date and number of shares reserved. The material features of the 2026 LTIP are summarized below. This summary is not intended to be a complete description of the 2026 LTIP and is qualified, in its entirety, by reference to the text of the 2026 LTIP, which is set forth in Appendix A to this Proxy Statement. The terms of the 2026 LTIP are substantially identical to those of the Prior Plan, other than with respect to expiration date and number of shares reserved.

Purpose. The purpose of the 2026 LTIP is to promote the success and enhance the value of the Company by linking participants' personal interests to those of Company shareholders and customers, providing participants with an incentive for outstanding performance. As discussed in the Compensation Discussion and Analysis starting on page 58, long-term equity compensation plays an important part in ALLETE's pay-for-performance philosophy. The 2026 LTIP, if approved and made effective, will permit grants of RSUs, restricted stock, PSAs, performance units, non-incentive stock options, incentive stock options, stock appreciation rights, and other stock or cash grants. The 2026 LTIP is further intended to enhance the Company's ability to attract and retain exceptionally qualified individuals upon whom the Company's sustained progress, growth and profitability largely depend. The 2016 LTIP will not be utilized if the Merger closes on or before January 1, 2026; the Company's long-term incentive program following the Merger will be determined in the future.

Administration. The 2026 LTIP will be administered by the ECHC Committee, which is comprised solely of Directors who are: (a) "non-employee directors" as contemplated by Rule 16b-3 under the Exchange Act and (b) "independent directors" as contemplated by Section 303A.02 of the NYSE Listed Company Manual.

The ECHC Committee's authority under the 2026 LTIP will include the right to: make grants; determine the size and types of grants; establish terms and conditions for each grant; interpret the plan and any agreement or instrument entered into pursuant to the plan; establish, amend or waive plan administration rules; amend the terms and conditions of any outstanding grant; delay issuance of Common Stock or suspend a participant's right to exercise a grant to comply with applicable laws; determine the duration and purposes of leaves of absence that may be granted to a participant without constituting termination of his or her employment for plan purposes; authorize any person to execute, on behalf of the Company, any instrument required to carry out the plan's purposes; correct any defect, supply any omission, or reconcile any inconsistency in the plan or any grant; make determinations that it determines to be necessary or advisable for the plan administration; and address participants' claims, including resolving disputed issues of fact.

The ECHC Committee may, in its sole discretion, delegate any or all of its authority to administer the plan to any other persons or committee; provided, however, that any delegation will only be permitted to the extent permissible under applicable securities laws and NYSE rules.

Shares Available for Grants. Subject to adjustment as provided in the 2026 LTIP, the aggregate number of Common Stock shares that will be available for issuance through grants made pursuant to the 2026 LTIP will be the sum of: (1) 350,000 Common Stock shares newly authorized by shareholders with the 2026 LTIP and (2) any Common Stock shares previously authorized for grants pursuant to the Prior Plan that either remain available for issuance as of the effective date of the 2026 LTIP or are subject to outstanding grants that subsequently terminate by expiration, forfeiture, or otherwise without the issuance of such shares.

Common Stock shares subject to a grant will not be made available again for issuance pursuant to the 2026 LTIP if those shares are: subject to a stock option or a stock-settled stock appreciation right and were not issued upon the settlement or exercise of such option or stock appreciation right; delivered to or withheld by the Company to pay the exercise price or the withholding taxes related to a stock option or stock appreciation right; or repurchased on the open market with the proceeds of an option exercise. Shares related to a grant that terminates by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares will be available again for grants.

Eligibility. The ECHC Committee may select any employee (as defined in the 2026 LTIP) to receive a Grant, provided, however, that ISOs may only be awarded to employees of the Company or a subsidiary within the meaning of Section 422 of the Tax Code.

As of the Record Date of this Proxy Statement, six executive officers and approximately forty-five other employees could be eligible to participate in the 2026 LTIP. Because our executive officers are eligible to receive awards under the 2026 LTIP, they may be deemed to have a personal interest in the approval of this Item No. 3.

Award Types.
- RSUs and Restricted Stock. Grants of RSUs represent the future right to receive Common Stock, an equivalent cash value, or a combination of Common Stock and cash. Grants of restricted stock represent a current award of Common Stock. Each RSU or restricted stock award will be subject to certain restrictions and risk of forfeiture according to terms set by the ECHC Committee in the grant. The ECHC Committee may permit a participant to defer payment of Common Stock related to an RSU so long as such deferral is made pursuant to a deferred compensation plan offered by the Company and satisfies the requirements of Tax Code Section 409A.

- Performance Shares and Performance Units. Grants of PSAs or performance units represent the future right to earn Common Stock, an equivalent cash value, or a combination of Common Stock and cash based on achieving performance goals over a specified performance period, both as set by the ECHC Committee in the grant.

- Stock Options and Stock Appreciation Rights. Grants of stock options give the participant the right to purchase Common Stock at a specified price during specified time periods. Grants of SARs give the participant the right to receive for each SAR the excess, if any, of the fair market value of one share of Common Stock on the date of exercise over the base price of the SAR. The exercise price of a stock option or the base price of a SAR granted under the 2026 LTIP may not be less than the fair market value of the Common Stock on the date of grant. Stock option and SAR grants will have a maximum duration of ten years.

- Other Grants. The ECHC Committee may make other grants that can include, without limitation, grants of Common Stock based on certain conditions, cash payments based on attaining performance goals or other criteria, and the payment of Common Stock in lieu of cash under other Company incentive or bonus programs. Payment or settlement of any such grants will be made in the manner and at such times as the ECHC Committee may determine.

Performance Goals. The ECHC Committee may make grants of performance-based compensation. Performance goals for such grants may be based on one or more of the following criteria:

- total shareholder return (i.e., increase in shareholder value measured by adding Common Stock appreciation and declared dividends);
- return on invested capital, assets, or net assets;
- share earnings;
- cash flow;
- cost of services to consumers;
- revenue;
- sales;
- operating income;
- net income;
- stock price;
- return on shareholders' equity;
- economic value created;
- customer satisfaction;
- customer service quality; or
- operating effectiveness.

Shareholder Rights. Except as provided in the plan or a grant pursuant to the plan, no participant will have any Common Stock subject to such grant or any of the rights of a shareholder unless and until such participant has satisfied all requirements for exercise or vesting of the grant pursuant to its terms, shares have actually been issued, restrictions imposed on the shares, if any, have been removed, and the Common Stock is entered in the records of the duly authorized transfer agent of the Company.

Dividend Equivalents. Participants receiving a grant (other than stock options or SARs) may be entitled to receive dividend equivalents, and the ECHC Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Common Stock shares or otherwise reinvested. Dividends or dividend equivalents shall only become payable if and to the extent the underlying grant vests, regardless of whether or not vesting is contingent upon continued employment, the achievement of performance goals, or both.

<u>Limits on Awards</u>. The 2026 LTIP contains the following limitations:

- No more than an aggregate of 500,000 Common Stock shares may be issued under ISOs.

- The maximum number of Common Stock shares subject to either RSUs or Restricted Stock Grants that may be granted to any single participant during any one calendar year is 200,000.

- The maximum amount of performance units to be settled in cash that may be granted to any single participant during any one calendar year is $2,500,000.

- The maximum number of Common Stock shares subject to either PSAs or Performance Units to be settled in Common Stock that may be granted to any single participant during any one calendar year is 200,000.

- The maximum number of Common stock shares subject to either stock options or SARs that may be granted to any single participant during any one calendar year is 200,000.

- The maximum amount of cash-denominated other awards granted to any single participant during any one calendar year is $2,500,000.

- The maximum number of Common Stock shares subject to share-denominated other grants which may be granted to any single participant during any one calendar year is 200,000.

<u>Restrictions on Transfer</u>. Except as provided by the ECHC Committee, no grant and no right under any such grant will be assignable, alienable, saleable, or transferable by a participant other than by will or by the laws of descent and distribution. If so determined by the ECHC Committee, a participant may, however, in the manner established by the ECHC Committee, designate a beneficiary or beneficiaries to exercise the rights of the Participant with respect to any grant upon the participant's death. Each grant, and each right under any grant, will be exercisable during the participant's lifetime, only by the participant or, if permissible under applicable law, by the participant's guardian or legal representative. The ECHC Committee may impose such restrictions on any Common Stock acquired pursuant to a grant as it deems advisable, including, without limitation, restrictions to comply with applicable federal securities laws, with the requirements of any stock exchange upon which such the Common Stock is then listed, and with any blue sky or state securities laws applicable to such Common Stock.

<u>Hedging, Pledging, and Short Sales Prohibited</u>. No grant and no right under any such grant may be pledged, alienated, attached, or otherwise encumbered. Any purported pledge, alienation, attachment, or encumbrance will be void and unenforceable against the Company or any subsidiary of the Company.

<u>Compensation Recovery Policy</u>. Incentive award grants made pursuant to the 2026 LTIP will be subject to the Compensation Recovery Policy, which is discussed in detail the Compensation Discussion and Analysis on page 58.

<u>Termination of Employment</u>. Each grant will set forth the extent to which the right to vest, exercise or receive payout of a grant will continue following termination of the participant's employment with the Company, and any forfeiture provisions. Such provisions shall be determined by the ECHC Committee, shall be included in the Grant, need not be uniform among all grants or among participants, and may reflect distinctions based on the reasons for termination of employment.

Change in Control. Subject to the provisions of the Merger Agreement, unless specifically prohibited by the plan or unless the ECHC Committee provides otherwise prior to the change in control, upon the occurrence of a change in control:

- Any period of restriction and other restrictions imposed on RSUs and Restricted Stock shall be deemed to have expired. No period of restriction and other restrictions will be deemed to have expired, however, if and to the extent that an RSU or restricted stock grant is, in connection with the change in control, fully assumed by the successor corporation or parent thereof. In such case, any period of restriction and other restrictions imposed on RSUs and restricted stock shall be deemed to have expired upon a participant's termination of employment by the successor corporation for reasons other than cause within 18 months following the occurrence of the change in control;

- With respect to outstanding grants of PSAs, performance units and other performance-based grants, the ECHC Committee (i) shall determine the greater of (x) the payout at 100% of the number of PSAs or performance units granted for the entire performance period and (y) the payout based upon actual performance for the performance period ending as of the effective date of the change in control (in either case after giving effect to the accumulation of dividend equivalents), and (ii) shall pay to the participants the greater of such amounts, prorated based upon the number of complete and partial calendar months within the performance period which have elapsed as of the effective date of the change in control in relation to the number of calendar months in the full performance period. Payment shall be made in cash or in stock as determined by the ECHC Committee;

- All earned PSAs, performance units, and other performance-based grants (as increased by any dividend equivalents to the date of payment) not yet paid out shall be paid out immediately, in cash or in stock, as determined by the ECHC Committee; and

- Any and all stock options and SARs shall become immediately exercisable.

Adjustments. In the event of a transaction between the Company and its shareholders that causes the per share value of Common Stock to change (including, without limitation, a merger, reorganization, recapitalization, stock dividend, extraordinary cash dividend, stock split, reverse stock split, spin-off), the ECHC Committee will make adjustments and other substitutions to the 2026 LTIP and to grants as the ECHC Committee deems equitable or appropriate. Such adjustments may include, without limitation, adjustments in: the aggregate number, class, and kind of securities that may be delivered, in the aggregate or to any one participant; and in the number, class, kind, and option or exercise price of securities subject to outstanding grants.

Prohibition on Repricing or Cash Buyouts. Other than as part of an adjustment in connection with a transaction described above, at any time when the exercise price of a stock option or SAR is above the fair market value of Common Stock, the Company shall not, without shareholder approval, reduce the purchase price of such stock option or SAR and shall not exchange such stock option or SAR for a new grant with a lower (or no) purchase price or for cash.

Tax Withholding. The Company will have the power and the right to deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the participant's FICA obligation) required by law to be withheld with respect to a grant; provided, however, with respect to any grant that is subject to Tax Code Section 409A, the Company may, to the extent permitted by Section 409A, permit the acceleration of the time or schedule of a payment to pay the FICA amount, and any related income tax at source imposed by Tax Code Section 3401 on the FICA amount.

With respect to withholding required upon the exercise of stock options or SARs, upon the vesting of RSUs, the lapse of restrictions on Restricted Stock, or upon any other taxable event arising out of or as a result of grants, participants may elect, subject to the approval of the ECHC Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Common Stock shares having a fair market value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction; provided, however, with respect to any grant that is subject to Tax Code Section 409A, the Company may, to the extent permitted by Section 409A, permit the acceleration of the time or schedule of a payment to pay the FICA amount, and any related income tax at source imposed by Tax Code Section 3401 on the FICA amount. All elections shall be made in writing, signed by the participant and irrevocable.

Claims Procedure. The 2026 LTIP sets forth mandatory claims procedures designed to reduce the likelihood of disputes between a participant and the Company in connection with the plan and, to the extent a dispute arises, to lessen the time, expense, complexity, and uncertainty associated with resolving the dispute. The claims procedures include the following: a one-year limit on a participant's right to bring a claim; requirements as to the form of claim; a requirement that any dispute based on a denied claim be resolved by binding arbitration; a six-month limit on a participant's right to request arbitration of a denied claim; specific rules for arbitration; deference given to administrative decisions unless they are arbitrary, capricious, or unlawful; and provisions related to venue, arbitration costs, and attorneys' fees.

Compliance with Tax Code Section 409A. Payments and benefits pursuant to the 2026 LTIP are intended to comply with Tax Code Section 409A, to the extent it applies, or an exemption therefrom, and, accordingly, to the maximum extent permitted, the plan will be interpreted and be administered to be in compliance with that regulation.

Amendment, Modification, and Termination. The Board may amend, suspend, or terminate the plan in whole or in part at any time; provided, however, that no amendment will be effective unless it has been approved by the requisite vote of the shareholders of the Company entitled to vote thereon if such shareholder approval is required for the plan to comply with Tax Code Section 422, Section 303A.08 of the NYSE Listed Company Manual, or any other applicable law, regulation, or rule. No termination, amendment, or modification shall adversely affect in any material way any outstanding grant, without the written consent of the participant holding such grant unless such termination, modification, or amendment is required by applicable law.

New Plan Benefits

Any awards made pursuant to the 2026 LTIP will be made at the discretion of the ECHC Committee. It is not possible at present to determine the amount or form of any award to be granted to any individual during the term of the 2026 LTIP.

US Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of awards granted to individual service providers under the 2026 LTIP. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Options An optionee generally will not recognize taxable income upon the grant of a non-incentive option. Rather, at the time of exercise of the option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess, if any, of the fair market value of the common shares purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount, if any, that the optionee recognizes as ordinary income. The optionee's tax basis in any common shares received upon exercise of an option will be the fair market value of the common shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

Incentive stock options are eligible for favorable federal income tax treatment if certain requirements are satisfied. An incentive stock option must have an option price that is not less than the fair market value of the stock at the time the option is granted, and must be exercisable within ten years from the date of grant. An employee granted an incentive stock option generally does not realize compensation income for federal income tax purposes upon the grant of the option. At the time of exercise of an incentive stock option, no compensation income is realized by the optionee other than tax preference income for purposes of the federal alternative minimum tax on individual income. If the shares acquired on exercise of an incentive stock option are held for at least two years after grant of the option and one year after exercise, the excess of the amount realized on the sale over the exercise price will be taxed as capital gain. If the shares acquired on exercise of an incentive stock option are disposed of within less than two years after grant or one year of exercise, the optionee will realize taxable compensation income equal to the excess of the fair market value of the shares on the date of exercise or the date of sale, whichever is less, over the exercise price, and any additional amount realized will be taxed as capital gain.

Stock Appreciation Rights A participant who is granted a SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares received. We generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant's tax basis in any common shares received upon exercise of a SAR will be the fair market value of the shares of our common stock on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Stock A participant generally will not be taxed upon the grant of restricted stock, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to a "substantial risk of forfeiture" (within the meaning of the Internal Revenue Code). The Company generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant's tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant's holding period for capital gains purposes will begin at that time. Any cash dividends paid on the restricted stock before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Internal Revenue Code, a participant may elect to recognize ordinary income at the time the shares of restricted stock are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares of restricted stock are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant's holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

RSUs In general, the grant of RSUs (including performance share units) will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award in cash or shares, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction at the same time and in the same amount.

Other Awards With respect to other awards granted under the 2026 LTIP, including stock bonuses, other stock-based awards and cash awards, generally when the participant receives payment with respect to an award, the amount of cash and/or the fair market value of any shares of our common stock or other property received will be ordinary income to the participant, and we generally will be entitled to a tax deduction at the same time and in the same amount.

Share Usage The annual share usage under the Prior Plan for the last three fiscal years was as follows:

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022	Average
Shares Granted	86,940	68,435	45,326	66,900
B: Basic Weighted Average Shares Outstanding	57,728,564	57,387,318	55,931,482	57,015,788
Burn Rate (A / B)	0.15%	0.12%	0.08%	0.12%

The closing price of Common Stock on March 14, 2025, was $ 65.64 per share.

The Board recommends that the Company's shareholders vote "FOR" approval of the ALLETE Executive Long-Term Incentive Compensation Plan.

Equity Compensation Plan Information

The following table sets forth the shares of Common Stock available for issuance under the Company's equity compensation plans as of December 31, 2024.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights *(a)*	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights *(b)*	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans *(c)*
Equity Compensation Plans Approved by Security Holders	227,422	—	783,025
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	227,422	—	783,025

(a) Includes the following as of December 31, 2024: (i) 32,674 securities representing the performance shares (including accrued dividends) granted under the executive long-term incentive compensation plan that vested but were not paid as of December 31, 2024; (ii) 108,927 securities representing the target number of performance share awards (including accrued dividends) granted under the executive long-term incentive compensation plan that were unvested; and (iii) 85,821 director deferred stock units (including accrued dividends) under the non-employee director compensation deferral plan. With respect to unvested performance share awards, the actual number of shares to be issued will vary from 0 percent to 200 percent of the target level depending upon the achievement of total shareholder return objectives established for such awards.
(b) Earned performance share awards are paid in shares of ALLETE common stock on a one-for-one basis. Accordingly, these awards do not have a weighted-average exercise price.
(c) Excludes the number of securities shown in the first column as to be issued upon exercise of outstanding options, warrants, and rights. The amount shown is comprised of: (i) 494,870 shares available for issuance under the executive long-term incentive compensation plan in the form of options, rights, restricted stock units, performance share awards, and other grants as approved by the Executive Compensation Committee of the Company's Board of Directors; (ii) 255,431 shares available for issuance under the Non-Employee Director Stock Plan as payment for a portion of the annual retainer payable to non-employee Directors; and (iii) 32,724 shares available for issuance under the ALLETE and Affiliated Companies Employee Stock Purchase Plan.

ITEM NO. 4—TO APPROVE AN AMENDMENT TO ALLETE'S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO MODIFY CERTAIN TERMS RELATED TO THE SERIAL PREFERRED STOCK A AS CONTEMPLATED BY THE TERMS AGREED UPON IN THE MERGER AGREEMENT.

Explanatory Note

Under the terms of the Merger Agreement, the Company and Alloy Parent agreed that: (1) at any time during the period from July 1, 2025 to September 30, 2025, we may provide Alloy Parent with written notice of our intent to raise equity capital in an amount of no less than $50 million and up to $150 million and; (2) at any time during the period from October 1, 2025 to December 31, 2025, we may provide Alloy Parent with written notice of our intent to raise equity capital in an amount of no less than $50 million and up to $300 million (less any amounts called by us in connection with any initial equity capital raise between July 1, 2025 and September 30, 2025), and, in each case, Alloy Parent shall have 10 business days to notify us of its election to participate in such equity capital raises by funding such amounts in exchange for shares of the Serial Preferred Stock A, no par value, having the rights, preferences and privileges to be set forth in a certificate of designation and consistent with the summary of indicative terms set forth in Exhibit D of the Merger Agreement.

Certain terms included in Exhibit D of the Merger Agreement are inconsistent with the existing provisions of the Amended and Restated Articles of Incorporation. Under the terms of the Merger Agreement, upon Alloy Parent's or the Company's request, the Company is required to seek shareholder approval of an amendment to the Amended and Restated Articles of Incorporation to amend such provisions of the Amended and Restated Articles of Incorporation that are inconsistent with the terms set forth in Exhibit D of the Merger Agreement. We are submitting the amendment to the Amended and Restated Articles of Incorporation for shareholder approval to satisfy this obligation in the Merger Agreement. Agreement. As of the date of this Proxy Statement, the Company has made no decision regarding whether it will seek to raise preferred equity capital from Alloy Parent. Our Amended and Restated Articles of Incorporation currently authorize the issuance of up to 2,500,000 shares of Serial Preferred Stock A, without par value. As of the date of this Proxy Statement, no shares of Serial Preferred Stock A were issued and outstanding.

The proposed amendment to the Amended and Restated Articles of Incorporation is attached as Appendix A to this Proxy Statement, with deletions indicated by strike-outs and additions indicated by underlining. The summary of the proposed amendment is qualified in its entirety by reference to the text of the proposed amendment set forth in Appendix A.

Description of Amendment

Voting: The amendment provides that the right of the preferred shareholders, including the holders of Serial Preferred Stock A, to vote together with the common shareholders is subject to the terms of any certificate of designation with respect to such preferred stock. The certificate of designation with respect to the Serial Preferred Stock A is expected to provide that the Serial Preferred Stock A will not have voting rights, except in certain limited circumstances.

Redemption: The amendment provides that the Company's right to redeem certain preferred stock, including the Serial Preferred Stock A, is subject to the terms of any certificate of designation with respect to such preferred stock. The certificate of designation with respect to the Serial Preferred Stock A is expected to provide that the Company may not redeem the Serial Preferred Stock A prior to the termination of the Merger Agreement and, in the event of a redemption, upon the terms with respect thereto.

Dividends: The amendment removes certain restrictions on declaring or paying dividends on common stock that would otherwise be in place so long as any preferred stock of the Company is outstanding.

Consent Rights: The amendment exempts holders of Serial Preferred Stock A from the provision in the Amended and Restated Articles of Incorporation that provides that preferred shareholders have a consent right over certain actions of the Company, including with respect to certain merger transactions, incurrence of certain indebtedness and issuance of certain equity securities. The certificate of designation with respect to the Serial Preferred Stock A is expected to include certain negative covenants that will require prior consent of the majority of holders of the Serial Preferred Stock A to certain actions of the Company.

Default: The amendment exempts Serial Preferred Stock A from the provision in the Amended and Restated Articles of Incorporation that provides that preferred shareholders have the right to elect a majority of the Board if dividends on preferred shares are in default in an amount equal to four quarterly payments or more. The certificate of designation with respect to the Serial Preferred Stock A is expected to provide that the holders of Serial Preferred Stock A will have the right to elect two directors if dividends on the Serial Preferred Stock A are in default in an amount equal to six quarterly payments or more.

This summary of the proposed amendment is qualified in its entirety by reference to the text of the proposed amendments to the Amended and Restated Articles of Incorporation attached as Appendix B to this Proxy Statement, with deletions indicated by strike outs and additions indicated by underlining.

Reasons for Approval

The Board has carefully considered the merits of the amendment to the Amended and Restated Articles of Incorporation. The proposed changes are consistent with the terms agreed by the Company and Alloy Parent at the time of the Merger Agreement, as approved by the requisite number of the Company's shareholders at a special meeting of shareholders held on August 21, 2024, and would enable the issuance of the Serial Preferred Stock A to Alloy Parent pursuant to the terms and conditions set forth in the Merger Agreement. For these reasons, the Board, including our disinterested directors, accordingly recommends that shareholders approve this proposal.

If the shareholders do not approve this proposal, then the Amended and Restated Articles of Incorporation will not be amended. Under the terms of the Merger Agreement, to the extent permitted by law, the documents with respect to the issuance of the Serial Preferred Stock A, if any, to Alloy Parent would include a waiver of any provisions of the Amended and Restated Articles of Incorporation as may be inconsistent with the terms set forth in Exhibit D to the Merger Agreement, and the Company and Alloy Parent have agreed to cooperate and use reasonable best efforts to ensure that such provisions would not apply to any Serial Preferred Stock A issued as contemplated by the Merger Agreement.

Effective Time

If approved, the amendment to the Amended and Restated Articles of Incorporation will become effective upon its filing with the Minnesota Secretary of State, which the Company expects will occur promptly after the Annual Meeting.

The Board recommends a vote "FOR" approving an amendment to ALLETE's Amended and Restated Articles of Incorporation to modify certain terms relating to the Serial Preferred Stock A as contemplated by the terms agreed upon in the Merger Agreement.

ITEM NO. 5—RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

_____

The Audit Committee has selected PricewaterhouseCoopers as the Company's independent registered public accounting firm for the year 2025. PricewaterhouseCoopers has acted in this capacity since October 1963.

While the Audit Committee is responsible for the selection, retention, evaluation of independence and performance, approval of fees and retention terms, oversight, and termination (when appropriate) of the Company's principal independent accountants, the Audit Committee and Board request that shareholders ratify the selection of PricewaterhouseCoopers as the Company's independent registered public accounting firm as a matter of good corporate practice. The Audit Committee is not required to take any action as a result of the outcome of this vote, but will take it into consideration. Even if the selection is ratified by shareholders, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

A representative of PricewaterhouseCoopers is expected to be present at the 2025 Annual Meeting. The representative will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The Board recommends a vote "FOR" ratifying the selection of PricewaterhouseCoopers as the Company's independent registered public accounting firm for 2025.

AUDIT COMMITTEE REPORT

_____

The Audit Committee is comprised of six non-employee Directors, each of whom has been determined by the Board to be "independent" under ALLETE's Corporate Governance Guidelines, and within the meaning of the rules of both the NYSE and the SEC. The Board has also determined that each member of the Audit Committee is financially literate and that Mr. Goldfarb, Mr. Matthews, and Mr. Neve are each an "audit committee financial expert" within the meaning of the SEC rules. The Audit Committee operates pursuant to a written charter. The Audit Committee charter, which was reviewed and approved in January 2025, is available on the Company's website www.allete.com/governance. The Audit Committee assists in the Board's oversight of the integrity of the Company's financial reports, compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, both the internal and external audit processes, and internal controls over financial reporting. The Audit Committee reviews and recommends to the Board that the audited financial statements be included in the Company's annual report on Form 10-K.

During 2024, the Audit Committee met and held separate discussions with members of management and the Company's independent registered public accounting firm, PricewaterhouseCoopers, regarding certain audit activities and with the Company's Chief Audit Officer regarding the plans for and results of selected internal audits. The Audit Committee reviewed the quarterly financial statements. It reviewed with management and the independent registered public accounting firm the effectiveness of internal controls over financial reporting and the Company's compliance with laws and regulations.

The Audit Committee received and reviewed the written disclosures and letters from PricewaterhouseCoopers specified by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed the firm's independence with the independent registered public accounting firm. The Audit Committee has received written material addressing PricewaterhouseCoopers' internal quality control procedures and other matters, as required by the NYSE listing standards.

The Audit Committee has: (i) reviewed and discussed the Company's Consolidated Financial Statements for the year ended December 31, 2024, with the Company's management and with the Company's independent registered public accounting firm; (ii) met with management to discuss all quarterly and annual financial reports prior to their issuance and to discuss significant accounting issues and management judgments; and (iii) discussed with the Company's independent registered public accounting firm the matters required to be discussed under the rules adopted by the PCAOB. Management represented to the Audit Committee that the Company's Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America.

Based on the above-mentioned review and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in ALLETE's Form 10-K for the year ended December 31, 2024.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has pre-approval policies and procedures related to the provision of audit and non-audit services by the independent registered public accounting firm. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by the independent registered public accounting firm and the estimated fees related to these services. During the pre-approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the independent registered public accounting firm. The services and fees must be deemed compatible with the maintenance of the independence of the independent registered public accounting firm, including compliance with the SEC's rules and regulations.

The Audit Committee will, as necessary, consider and, if appropriate, pre-approve the provision of additional audit and non-audit services by the independent registered public accounting firm that were not encompassed by the Audit Committee's annual pre-approval and that are not prohibited by law. The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve, on a case-by-case basis, these additional audit and non-audit services, provided that the Chair shall promptly report any decisions to pre-approve such services to the Audit Committee.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers for the audit of the Company's annual financial statements for the years ended December 31, 2024, and December 31, 2023, and fees billed for other services rendered by PricewaterhouseCoopers during those periods. All audit and non-audit services and fees for 2024 and 2023 were pre-approved by the Audit Committee. The Company has considered and determined that the provision of the non-audit services noted below is compatible with maintaining PricewaterhouseCoopers' independence.

	2024	2023
Audit Fees[1]	$2,683,800	$2,504,700
Audit-Related Fees	—	—
Tax Fees[2]	89,000	85,850
All Other Fees[3]	2,000	27,900
Total	$2,774,800	$2,618,450

[1] Audit fees were incurred in connection with audit work performed on the integrated audit of the Consolidated Financial Statements, as well as work generally only the independent registered public accounting firm can reasonably be expected to perform, such as required regulatory audits, subsidiary audits, accounting consultations, and services in connection with securities offerings.
[2] Tax fees consisted primarily of tax compliance services.
[3] Other fees consisted of license fees for accounting research software and training services.

March 31, 2025

Audit Committee
George G. Goldfarb, Chair
Susan K. Nestegard, *ex officio*
Charles R. Matthews
Douglas C. Neve
Barbara A. Nick
Charlene A. Thomas

OTHER BUSINESS

The Board knows of no other business to be presented at the 2025 Annual Meeting. However, if any other matters properly come before the Annual Meeting, it is the intention of the persons named in the proxy form to vote the Common Stock represented thereby pursuant to the proxies in accordance with their judgment in such matters.

All shareholders are respectfully asked to vote their proxies so that the necessary vote may be present at the Annual Meeting.

Shareholder Proposals for the 2026 Annual Meeting

Due to the pending Merger, which was approved at a special meeting of our shareholders held on August 21, 2024, it is not certain that the Company will hold an Annual Meeting in 2026. However, if the Company does hold a 2026 Annual Meeting, shareholders may submit proposals for consideration at the 2026 Annual Meeting pursuant to the following procedures.

All proposals from shareholders to be considered for inclusion in the Proxy Statement relating to the Annual Meeting scheduled for May 12, 2026, must be received by the Corporate Secretary of ALLETE at 30 West Superior Street, Duluth, MN 55802-2093 not later than December 1, 2025. The Company's Bylaws provide that for business to be properly brought before an annual meeting by a shareholder, the shareholder must have delivered timely notice to the Company's Corporate Secretary. To be timely, advance notice for business to be brought before an Annual Meeting generally must be received not less than 90 days nor more than 120 days prior to the anniversary of the immediately preceding Annual Meeting. Therefore, for the Annual Meeting scheduled for May 12, 2026, ALLETE must receive a shareholder's notice between January 13, 2026 and February 12, 2026. A shareholder's notice must also comply with the informational and other requirements set forth in the Company's Bylaws. In addition to the information and other requirements in the Company's Bylaws, as noted in the prior sentence, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 14, 2026. The persons to be named as proxies in the proxy card relating to the 2026 Annual Meeting may have the discretion to vote their proxies in accordance with their judgment on any matter as to which ALLETE did not have notice in accordance with the advance notice provisions in the Company's Bylaws, without discussion of such matter in the Proxy Statement relating to the 2026 Annual Meeting.

By order of the Board of Directors,

Julie L. Padilla
Vice President, Chief Legal Officer, and Corporate Secretary

March 31, 2025
Duluth, Minnesota

Appendix A

ALLETE

EXECUTIVE LONG-TERM

INCENTIVE COMPENSATION PLAN

Effective January 1, 2026

Appendix A

<p align="center">ALLETE</p>

<p align="center">EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN</p>

<p align="center">Effective January 1, 2026</p>

Article 1.   Establishment, Purpose and Duration

1.1.   *Establishment of the Plan.* This plan document, containing the terms of the ALLETE Executive Long-Term Incentive Compensation Plan (the "Plan") will become effective following shareholder approval as of January 1, 2026 (the "Effective Date"), and applies to Grants on or after the Effective Date. The Plan permits the grant of RSUs, Restricted Stock, Performance Shares, Performance Units, NSOs, ISOs, SARs, and other stock or cash grants. Except as otherwise indicated, capitalized terms are defined in Article 16.

1.2.   *Purpose of the Plan.* The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of Participants to those of Company shareholders and customers, providing Participants with an incentive for outstanding performance. The Plan is further intended to enhance the ability of the Company and its Subsidiaries to attract and retain exceptionally qualified individuals upon whom the Company's sustained progress, growth and profitability largely depend.

1.3.   *Prior Plan*. The Plan replaces the ALLETE Executive Long-Term Incentive Compensation Plan, originally effective January 1, 2016, and amended from time to time since then (the "Prior Plan"). No grants will be made pursuant to the Prior Plan after 2025, but the Prior Plan will remain in effect with respect to grants prior to the Effective Date.

1.4.   *Duration of the Plan.* The Plan shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Article 11, until all Shares subject to it shall have been purchased or acquired according to the Plan's provisions; provided, however, in no event may a Grant be made on or after the fifth anniversary of the Effective Date.

Article 2.   **Administration**

2.1.   *The Committee*. The Plan shall be administered by the Executive Compensation and Human Capital Committee of the Board. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors. The Committee, to the extent necessary, shall be comprised solely of Directors who are: (a) "non-employee directors" as contemplated by Rule 16b-3 under the Exchange Act; and (b) "independent directors" as contemplated by Section 303A.02 of the New York Stock Exchange Listed Company Manual.

2.2.   *Authority of the Committee.* Subject to the Plan terms, applicable law, the Company's Articles of Incorporation and Bylaws, and such other restricting limitations or

Appendix A

directions as may be imposed by the Board, the Committee shall have full power and discretionary authority to:

(a)　　determine the size and types of Grants;

(b)　　determine the terms and conditions of each Grant, including without limitation, and to the extent applicable, the amount, the Exercise Price, the Exercise Period, vesting conditions, any vesting acceleration, any waiver of forfeiture restrictions, and any other restriction, condition, or limitation regarding any Grant or its related Shares (including subjecting the Grant or its related Shares to compliance with restrictive covenants);

(c)　　construe and interpret the Plan and any agreement or instrument entered into pursuant to the Plan;

(d)　　establish, amend or waive rules and regulations for the Plan's administration;

(e)　　amend the terms and conditions of any outstanding Grant (subject to the provisions of Article 11);

(f)　　delay the issuance of Shares or suspend a Participant's right to exercise a Grant as deemed necessary to comply with applicable laws;

(g)　　determine the duration and purposes of leaves of absence that may be granted to a Participant without constituting termination of their employment for purposes of the Plan;

(h)　　authorize any person to execute, on behalf of the Company, any instrument required to carry out the Plan purposes;

(i)　　correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Grant in the manner and to the extent it shall deem desirable to carry the Plan into effect;

(j)　　make any and all determinations which it determines to be necessary or advisable for the Plan administration; and

(k)　　address claims submitted in accordance with Article 13, including resolving disputed issues of fact and interpreting plan provisions.

The Committee may, in its sole and absolute discretion, from time to time delegate any or all of its authority to administer the Plan to any other persons or committee as it deems necessary or appropriate for the proper Plan administration; provided, however, that any delegation shall only be permitted to the extent permissible under applicable securities laws and the rules of any securities exchange on which the Shares are listed. Any delegation shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation. At all times, the delegatee shall serve in such capacity at the pleasure of the Committee.

2.3. *Decisions Binding.* Except as provided in Article 13, all determinations and decisions made by the Committee pursuant to the Plan and all related Board decisions and actions shall be final, conclusive, and binding on all persons, including the Company, its shareholders, employees, Participants, and their estates and beneficiaries. The Committee shall consider such factors as it deems relevant to making its decisions, determinations, and interpretations including, without limitation, the recommendations or advice of any Director, officer or employee of the Company and such attorneys, consultants and accountants as it may select. A Participant or other holder of a Grant may contest a decision or action by the Committee with respect to such person or Grant only in accordance with Article 13, and only on the grounds that such decision or action was arbitrary or capricious or was unlawful.

2.4. *Costs.* The Company shall pay all costs of Plan administration.

Article 3. Shares Subject to the Plan

3.1. *Number of Shares.* Subject to Section 3.2, the aggregate number of Shares authorized for issuance pursuant to this Plan is the sum of: (a) 350,000 Shares newly authorized by shareholders with this Plan; and (b) any Shares authorized for grants pursuant to the Prior Plan that either remain available for issuance as of the Effective Date, or are subject to outstanding awards that subsequently terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares. Shares may be authorized but unissued Shares or Shares purchased on the open market. Notwithstanding anything to the contrary, any Shares related to Grants that terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares shall be available again for Grants. Shares subject to a Grant may not again be made available for issuance pursuant to the Plan if such Shares are: (i) Shares that were subject to an Option or a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Option or Stock Appreciation Right, (ii) Shares delivered to or withheld by the Company to pay the Exercise Price or the withholding taxes under Options or Stock Appreciation Rights, or (iii) Shares repurchased on the open market with the proceeds of an Option exercise.

3.2. *Adjustments in Authorized Shares and Grants.* In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, extraordinary cash dividend, stock split, reverse stock split, spin-off, spilt-off, or similar transaction or other change in corporate structure affecting the Shares, such adjustments and other substitutions shall be made to the Plan and to Grants as the Committee deems equitable or appropriate, including, without limitation, such adjustments in the aggregate number, class and kind of securities that may be delivered, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Grants as the Committee may determine to be appropriate; provided, however, that the number of Shares subject to any Grant shall always be a whole number and further provided that in no event may any change be made to an ISO which would constitute a modification within the meaning of Code Section 424(h)(3). Moreover, notwithstanding anything to the contrary, an adjustment to a Grant may not be made in a manner that would result in adverse tax consequences under Code Section 409A.

Article 4.   **Eligibility**

The Committee may select any Employee to receive a Grant; provided, however, that ISOs shall only be awarded to key Employees of the Company or a Subsidiary, within the meaning of Section 422 of the Code.

Article 5.   **Restricted Stock Units and Restricted Stock**

5.1.   *Grant of Restricted Stock Units and Restricted Stock.* The Committee may grant Awards of Restricted Stock Units, Restricted Stock, or both to an Employee at any time and from time to time.

5.2.   *Terms of RSUs and Restricted Stock.* Each RSU or Restricted Stock Grant shall contain provisions regarding: (a) the number or a formula for determining the number of Shares subject to the Grant; (b) the purchase price of the Shares, if any, and the means of payment; (c) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares granted, issued, retainable or vested; (d) such terms and conditions on the grant, issuance, vesting and forfeiture of the Shares as may be determined from time to time by the Committee; (e) restrictions on the transferability of the Shares; and (f) such further terms and conditions as may be determined from time to time by the Committee. Subject to the requirements of applicable law, the Committee shall determine the price, if any, at which RSUs or Restricted Stock shall be sold or awarded to a Participant, which may vary from time to time and among Participants and which may be below the market value of the Shares at the date of grant or issuance.

5.3.   *Vesting of RSUs and Restricted Stock.* The grant, issuance, retention, and vesting of RSUs or Restricted Stock shall be at such time and in such installments as determined by the Committee, or under criteria established by the Committee. The Committee shall have the right to make the timing of the grant and the issuance, ability to retain and vesting of RSUs or Restricted Stock subject to continued employment, passage of time, or such performance criteria and level of achievement against these criteria as deemed appropriate by the Committee, which criteria may be based on financial performance and personal performance evaluations.

5.4.   *Settlement of RSUs; Lapse of Restrictions on Restricted Stock.* Payment of earned RSUs shall be made as soon as practicable after the date(s) determined by the Committee and set forth in the Grant Agreement. The Committee may settle earned RSUs in cash, Shares, or a combination of both cash and Shares. The Committee may also permit a Participant to defer payment of Shares related to an RSU to a date or dates after the RSU is earned provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code and the deferral is pursuant to a deferred compensation plan offered by the Company or a Subsidiary. Unrestricted Shares, evidenced in such manner as the Committee shall deem appropriate, shall be delivered to the holder of Restricted Stock promptly after such restrictions have lapsed.

Appendix A

Article 6.   Performance Shares and Performance Units

      6.1.   *Grant of Performance Shares and Performance Units.* The Committee may grant, Performance Shares, Performance Units or both to an Employee at any time and from time to time.

      6.2.   *Terms of Performance Shares and Performance Units.* Each grant of Performance Shares or Performance Units shall contain provisions regarding: (a) the number of Performance Shares or Performance Units granted or a formula for determining such; (b) the initial value (if applicable); (c) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares or Units granted, issued, retainable, and vested; (d) such terms and conditions on the grant, issuance, vesting, and forfeiture of the Shares as may be determined from time to time by the Committee; and (e) such further terms and conditions as may be determined from time to time by the Committee.

      6.3.   *Earning of Performance Shares and Units.* After the applicable Performance Period has ended, the holder of Performance Shares or Performance Units shall be entitled to receive payout with respect to the Performance Shares or Performance Units earned by the Participant over the Performance Period, to be determined by the Committee based on the extent to which the corresponding Performance Goals have been achieved.

      6.4.   *Form and Timing of Payment of Performance Shares and Performance Units.* Payment of earned Performance Shares and Performance Units shall be made following the close of the applicable Performance Period. The Committee may pay earned Performance Shares and Performance Units in cash, Shares, or a combination of both cash and Shares, which have an aggregate Fair Market Value equal to the value of the earned Performance Shares and Performance Units. Shares may be granted subject to any restrictions deemed appropriate by the Committee.

Article 7.   Stock Options and Stock Appreciation Rights

      7.1.   *Grant of Options and SARs.* The Committee may grant, Options, Stock Appreciation Rights, or a combination of Options and SARs to an Employee at any time and from time to time.

      7.2.   *Terms of Options and SARs.* Each grant of Options or SARs shall specify the Exercise Price, the duration, the number of Shares to which the Option or SAR pertains, the Exercise Period, and such other provisions as the Committee shall determine. The Committee shall have complete discretion in determining the number of Shares subject to Options or SARs granted to each participant, and the terms and conditions pertaining to such Options or SARs. The Committee may grant ISOs, NQSOs, or a combination of ISOs and NQSOs. Each Option Grant Agreement shall specify whether the Option is intended to be an ISO or a NQSO.

      7.3.   *Duration of Options and SARs.* Each Option or SAR shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option or SAR shall be exercisable later than the tenth (10th) anniversary of its date of grant.

Appendix A

7.4.   *Exercise of and Payment for Options and SARs.* Options and SARs shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each Grant or for each Participant. A Participant may exercise an Option or SAR at any time during the Exercise Period.

Options and SARs shall be exercised by the delivery of a written notice of exercise to the Company or its designated agent, setting forth the number of Shares with respect to which the Option or SAR is to be exercised, and, in the case of Options, accompanied by provisions for full payment for the Shares.

The Option Price upon exercise of any Option shall be payable to the Company in full: (a) in cash or its equivalent; (b) by tendering, either by actual or constructive delivery, previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price; (c) by Share withholding; or (d) by any combination of (a), (b), and (c). To the extent not prohibited by Section 402 of the Sarbanes-Oxley Act of 2002, the Committee also may allow cashless exercise as permitted under Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law.

As soon as practicable after receipt of a written notification of exercise of an Option or SAR and provisions for full payment for an Option, the Company shall deliver to the Participant, in the Participant's name, Shares in an appropriate amount based upon the number of Shares purchased under the Option(s) or SAR. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company of Shares equal in value to the product of: (a) the excess of (i) the Fair Market Value of a Share on the date of exercise over (ii) the SAR Exercise Price, multiplied by (b) the number of Shares with respect to which the SAR is exercised.

Article 8.   Other Grants

The Committee may make other Grants which may include, without limitation, the grant of Shares based on certain conditions, the payment of cash based on Performance Goals, or other criteria, and the payment of Shares in lieu of cash under other Company incentive or bonus programs. Payment or settlement of any such Grants shall be made in such manner and at such times as the Committee may determine.

Article 9.   General Provisions Applicable to Grants

9.1.   *Tax Code Limits on Grants.* Subject to any adjustments described in Section 3.2: the following limits shall apply to Grants:

(a)   No more than an aggregate of 500,000 Shares may be issued under ISOs.

(b)   The maximum number of Shares subject to either RSUs or Restricted Stock Grants that may be granted to any single Participant during any one calendar year is 200,000.

  (c)   The maximum amount of Performance Units to be settled in cash that may be granted to any single Participant during any one calendar year is $2,500,000.

  (d)   The maximum number of Shares subject to either Performance Share Grants or Performance Units to be settled in Shares that may be granted to any single Participant during any one calendar year is 200,000.

  (e)   The maximum number of Shares subject to either Options or SARs that may be granted to any single Participant during any one calendar year is 200,000.

  (f)   The maximum amount of cash-denominated Other Grants that may be granted to any single Participant during any one calendar year is $2,500,000.

  (g)   The maximum number of Shares subject to share-denominated Other Grants that may be granted to any single Participant during any one calendar year is 200,000.

  9.2. *Restrictions on Transfers of Grants*. Except as provided by the Committee, no Grant and no right under any such Grant shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution; provided, however, that, if so determined by the Committee, a Participant may, in the manner established by the Committee, designate a beneficiary or beneficiaries, in the manner set forth in Section 14.5, to exercise the rights of the Participant with respect to any Grant upon the death of the Participant. Each Grant, and each right under any Grant, shall be exercisable, during the Participant's lifetime, only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative. No Grant and no right under any such Grant may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company or any Subsidiary.

  9.3. *Restrictions on Transfers of Shares.* The Committee may impose such restrictions on any Shares acquired pursuant to a Grant as it may deem advisable, including, without limitation, restrictions to comply with applicable Federal securities laws, with the requirements of any stock exchange upon which such Shares are then listed and with any blue sky or state securities laws applicable to such Shares.

  9.4. *Additional Restrictions on Grants and Shares*. Either at the time a Grant is granted or by subsequent action, the Committee may, but need not, impose such restrictions, conditions or limitations as it determines appropriate on the Grant, any Shares issued under a Grant, or both, including, without limitation: (a) restrictions under an insider trading policy, (b) any compensation recovery policy or policies established by the Company; (c) any Share ownership and retention guidelines, minimum holding requirements, and other restrictions designed to delay or coordinate the timing and manner of sales by the Participant or Participants; (d) restrictions as to the use of a specified brokerage firm for receipt, resales, or other transfers of such Shares; (e) restrictions relating to a Participant's activities following termination of employment, including but not limited to, competition against the Company, disclosure of Company confidential information, and solicitation of company employees; and (f) other policies that may be implemented by the Board from time to time.

9.5.   *Shareholder Rights*; *Dividend Equivalents.* Except as provided in the Plan or a Grant Agreement, no Participant shall receive any Shares in connection with a Grant nor be afforded any of the rights of a shareholder unless and until: (i) such Participant has satisfied all requirements for exercise or vesting of the Grant pursuant to its terms; (ii) the Shares have actually been issued; (iii) restrictions imposed on the Shares, if any, have been removed; and (iv) the Shares are entered upon the records of a duly authorized transfer agent of the Company. The recipient of a Grant (other than Options and SARs) may be entitled to receive Dividend Equivalents, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested; provided, however, that dividends and or Dividend Equivalents shall only become payable if and to the extent the underlying Grant vests, regardless of whether or not vesting is contingent upon continued employment, the achievement of Performance Goals, or both.

9.6.   *Termination of Employment.* Each Grant Agreement shall set forth the extent to which the right to vest, exercise, or receive payout of the Grant will continue following termination of the Participant's employment with the Company and its Subsidiaries, and any forfeiture provisions. Such provisions shall be determined by the Committee, shall be included in the Grant Agreement entered into with Participants, need not be uniform among all Grants or among Participants, and may reflect distinctions based on the reasons for termination of employment.

9.7.   *Effect of Change in Status*. The Committee shall have the discretion to determine the effect of a change in an individual's status as an Employee (including whether a Participant shall be deemed to have experienced a termination of employment or other change in status) upon the vesting, expiration, or forfeiture of a Grant in the case of: (i) any individual who is employed by an entity that ceases to be a Subsidiary, (ii) any leave of absence approved by the Company or a Subsidiary; (iii) any transfer between locations of employment with the Company or a Subsidiary, between the Company and any Subsidiary, or between any Subsidiaries; (iv) any change in the Participant's status from an employee to a consultant or Director, or vice versa; and (v) at the request of the Company or a Subsidiary, any employee who becomes employed by any partnership, joint venture, corporation, or other entity not meeting the requirements of a Subsidiary.

Article 10.   Change in Control

Unless specifically prohibited by the Plan or unless the Committee provides otherwise prior to the Change in Control, upon the occurrence of a Change in Control:

(a)   Any Period of Restriction and other restrictions imposed on RSUs and Restricted Stock shall be deemed to have expired. No Period of Restriction and other restrictions will be deemed to have expired, however, if and to the extent that an RSU or Restricted Stock Grant is, in connection with the Change in Control, fully assumed by the successor corporation or parent thereof; in such case, any Period of Restriction and other restrictions imposed on RSUs and Restricted Stock shall be deemed to have expired upon a Participant's termination of employment by the successor corporation for reasons other than Cause within 18 months following the occurrence of the Change in Control;

(b)   With respect to all outstanding Grants of Performance Shares, Performance Units and other performance-based Grants, the Committee: (i) shall determine the greater of (x) the payout at 100% of the number of Performance Shares or Units granted for the entire Performance Period and (y) the payout based upon actual performance for the Performance Period ending as of the effective date of the Change in Control, in each case after giving effect to the accumulation of Dividend Equivalents; and (ii) shall pay to the Participants the greater of such amounts, prorated based upon the number of complete and partial calendar months within the Performance Period which have elapsed as of the effective date of the Change in Control in relation to the number of calendar months in the full Performance Period. Payment shall be made in cash or in stock, as determined by the Committee;

(c)   All earned Performance Shares, Performance Units and other performance-based Grants (as increased by any Dividend Equivalents to the date of payment) not yet paid out shall be paid out immediately, in cash or in stock, as determined by the Committee; and

(d)   Any and all Options and SARs shall become immediately exercisable.

Article 11.   Amendment, Modification, and Termination

11.1.   *Amendment, Modification, and Termination*. The Board may, at any time and from time to time, alter, amend, suspend, or terminate the Plan in whole or in part; provided, however, that no amendment which requires shareholder approval in order for the Plan to comply with Section 422 of the Code, Section 303A.08 of the New York Stock Exchange Listed Company Manual, or any other applicable law, regulation or rule, shall be effective unless such amendment shall be approved by the requisite vote of the shareholders of the Company entitled to vote thereon.

11.2.   *Grants Previously Made*. No termination, amendment, or modification of the Plan shall adversely affect in any material way any outstanding Grant without the written consent of the Participant holding such Grant unless such termination, modification, or amendment is required by applicable law.

11.3.   *Restrictions on Repricing and Cash Buyouts*. Other than in connection with a transaction described in Section 3.2, at any time when the Exercise Price of a Stock Option or SAR is above the Fair Market Value of a Share, the Company shall not, without shareholder approval, reduce the purchase price of such Stock Option or SAR and shall not exchange such Stock Option or SAR for a new Grant with a lower (or no) purchase price or for cash.

Article 12.   Withholding

12.1.   *Tax Withholding*. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to a Grant; provided, however, with respect to any Grant that is subject to Section 409A of the Code, the Company may, to the extent permitted by Section 409A of the Code, permit the acceleration of the time or schedule of a payment to pay the FICA Amount, and any related income tax at source imposed by Section 3401 of the Code on the FICA Amount.

12.2.   *Share Withholding*. With respect to withholding required upon the exercise of Options or SARs, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined in an amount that is not less than the minimum statutory total tax which could be imposed on the transaction. All elections shall be irrevocable, made in writing and signed by the Participant.

With respect to withholding required upon the vesting of RSUs, the lapse of restrictions on Restricted Stock, or upon any other taxable event arising out of or as the result of Grants that is not covered by Section 12.2 above, the Company shall have the power and the right to satisfy the withholding requirement, in whole or in part, for any Participant by withholding Shares having a Fair Market Value on the date the tax is to be determined in an amount that is not less than the minimum statutory total tax which could be imposed on the transaction.

12.3.   *Section 409A Compliance*. With respect to any Grant that is subject to Section 409A of the Code, the Company may, to the extent permitted by Section 409A of the Code, permit the acceleration of the time or schedule of a payment to pay the FICA Amount, and any related income tax at source imposed by Section 3401 of the Code on the FICA Amount.

Article 13.   Claims Procedure and Arbitration

13.1.   *Mandatory Procedures for Addressing Claims*. Any person (a "Claimant") who has any claim or dispute concerning or relating in any way to the Plan or any Grant ("Claim") must follow the procedures described in this Article, which describes the exclusive means of addressing Claims. All Claims must be brought no later than one year following the date on which the Claim first arose and any Claim that is not submitted within the applicable time limit shall be waived.

13.2.   *Authority to Address Claims*. For purposes of this Article 13, the "Claims Administrator" is the Committee with respect to Company's executive officers (within the meaning of Exchange Act Rule 3b-7) and the Company's Chief Executive Officer with respect to all other Participants.

13.3.   *Claim Submission*. Any Claim shall be made in writing to the Claims Administrator. The Claims Administrator, or its delegate, shall notify the Claimant of the resolution of the Claim within 90 days after receipt of the Claim; provided, however, if the Claims Administrator determines that an extension is necessary, the 90-day period shall be extended to up to 180 days upon notice to that effect to the Claimant.

13.4.   *Notice of Denial*. If a Claim is wholly or partially denied, the notice of denial shall contain (i) the specific reason or reasons for denial of the Claim, and (ii) specific references to the pertinent Plan provisions upon which the denial is based. Except as provided in Section 13.5, the decision or action of the Claims Administrator shall be final, conclusive and binding on all persons having any interest in the Plan.

13.5.   *Arbitration*. If, after exhausting the procedures set forth in this Article, a Claimant wishes to pursue legal action, any action by the Claimant with respect to a Claim, must be resolved by arbitration in the manner described in this Section.

(a)   Time Limits. A Claimant seeking arbitration of any determination of the Claims Administrator must, within six (6) months of the date of the Claims Administrator's final decision, file a demand for arbitration with the American Arbitration Association submitting the Claim to resolution by arbitration. A Claimant waives any Claim not filed timely in accordance with this Section.

(b)   Rules Applicable to Arbitration. The arbitration process shall be conducted in accordance with the Commercial Law Rules of the American Arbitration Association.

(c)   Venue. The arbitration shall be conducted in Minneapolis, Minnesota.

(d)   Binding Effect. The decision of the arbitrator with respect to the Claim will be final and binding upon the Company and the Claimant. By participating in the Plan, and accepting Grants, Participants, on behalf of themselves and any person with a Claim relating to Participant's Grants, agree to waive any right to sue in court or to pursue any other legal right or remedy that might otherwise be available in connection with the resolution of the Claim.

(e)   Enforceability. Judgment upon any award entered by an arbitrator may be entered in any court having jurisdiction over the parties.

Appendix A

      (f)   <u>Waiver of Class, Collective, and Representative Actions</u>. Any Claim shall be heard without consolidation of such claims with any other person or entity. To the fullest extent permitted by law, whether in court or in arbitration, by participating in the Plan, Participants waive any right to commence, be a party to in any way, or be an actual or putative class member of any class, collective, or representative action arising out of or relating to any Claim, and Participants agree that any Claim may only be initiated or maintained and decided on an individual basis.

      (g)   <u>Standard of Review</u>. Any decision of an Arbitrator on a Claim shall be limited to determining whether the Claim Administrator's decision or action was arbitrary or capricious or was unlawful. The Arbitrator shall adhere to and apply the deferential standard of review set out in *Conkright v. Frommert*, 559 U.S. 506 (2010), *Metropolitan Life Insurance Co. v. Glenn,* 554 U.S. 105 (2008), and *Firestone Tire and Rubber Co. v. Bruch,* 489 U.S. 101 (1989), and shall accord due deference to the determinations, interpretations, and construction of the Plan document of the Claims Administrator.

      (h)   <u>General Procedures</u>.

i. <u>Arbitration Rules</u>. The arbitration hearing will be conducted under the AAA Commercial Arbitration Rules (as amended or revised from time to time by AAA) (hereinafter the "AAA Rules"), before one AAA arbitrator who is from the Large, Complex Case Panel and who has experience with matters involving executive compensation and equity compensation plans. The AAA Rules and the terms and procedures set forth here may conflict on certain issues. To the extent that the procedures set forth here conflict with the AAA Rules, the procedures set forth here shall control and be applied by the arbitrator. Notwithstanding the amount of the Claim, the Procedures for Large, Complex Commercial Disputes shall not apply.

ii.   <u>Substantive Law</u>. The arbitrator shall apply the substantive law (and the laws of remedies, if applicable), of Minnesota or federal law, or both, depending upon the Claim. Except to the extent required by applicable law, all arbitration decisions and awards shall be kept strictly confidential and shall not be disclosed by the Claimant to anyone other than the Claimant's spouse, attorney or tax advisor.

iii.   <u>Authority</u>. The arbitrator shall have jurisdiction to hear and rule on prehearing disputes and is authorized to hold prehearing conferences by telephone or in person as the arbitrator deems necessary. The arbitrator will have the authority to hear a motion to dismiss and/or a motion for summary judgment by any party and in doing so shall apply the standards governing such motions under the Federal Rules of Civil Procedure.

iv.   <u>Pre-Hearing Procedures</u>. Each party may take the deposition of not more than one individual and the expert witness, if any, designated by another party. Each party will have the right to subpoena witnesses in accordance with the

Arbitration Act. Additional discovery may be had only if the arbitrator so orders, upon a showing of substantial need.

v.   Fees and Costs. Administrative arbitration fees and arbitrator compensation shall be borne equally by the parties, and each party shall be responsible for its own attorney's fees, if any; provided, however, that the Committee will authorize payment by the Company of all administrative arbitration fees, arbitrator compensation and attorney's fees if the Committee concludes that a Claimant has substantially prevailed on his or claims. Unless prohibited by statute, the arbitrator shall assess attorney's fees against a party upon a showing that such party's claim, defense or position is frivolous, or unreasonable, or factually groundless. If either party pursues a Claim by any means other than those set forth in this Article, the responding party shall be entitled to dismissal of such action, and the recovery of all costs and attorney's fees and losses related to such action, unless prohibited by statute.

(i)   Interstate Commerce and the Federal Arbitration Act. The Company is involved in transactions involving interstate commerce, and the employee's employment with the Company involves such commerce. Therefore, the Arbitration Act will govern the interpretation, enforcement, and all judicial proceedings regarding the arbitration procedures in this Section.

Article 14.   General Provisions

14.1.   *Gender and Number*. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular and the singular shall include the plural.

14.2.   *Severability*. In the event any Plan provision shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining Plan provisions, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

14.3.   *Successors*. All Company obligations with respect to Grants shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all, or substantially all, of the business or assets of the Company.

14.4.   *Employment*. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, for any reason or no reason. in the Company's sole discretion, nor confer upon any Participant any right to continue in the employ of the Company.

14.5.   *Beneficiary Designation*. Each Participant may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any Plan benefit is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate. The spouse of a married Participant domiciled in a community property jurisdiction shall join any designation of beneficiary or beneficiaries other than the Participant's spouse.

14.6.　*Participation*.　No Employee shall have the right to be selected to receive a Grant or, having been so selected, to be selected to receive a future Grant.

14.7.　*Requirements of Law*.　The making of Grants and the issuance of Shares shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. The Company shall not be required to issue or deliver any certificates, or make any book entries evidencing Shares pursuant to the exercise or vesting of any Grant, unless and until the Board or the Committee has determined, with advice of counsel, that the issuance of such shares is in compliance with all applicable laws, regulations of governmental authorities, and, if applicable, the requirements of any exchange on which the Shares are listed or traded, and the Shares are covered by an effective registration statement or by an applicable exemption from registration. In addition to the terms and conditions provided in the Plan, the Board or the Committee may require that a holder make such reasonable covenants, agreements, and representations as the Board or the Committee deems advisable in order to comply with any such laws, regulations, or requirements.

Notwithstanding any other provision set forth in the Plan, if required by the then-current Section 16 of the Exchange Act, any "derivative security" or "equity security" offered pursuant to the Plan to any Insider may not be sold or transferred within the minimum time limits specified or required in such rule, except to the extent Rule 16b-3 exempts any such sale or transfer from the restrictions of Section 16. The terms "equity security" and "derivative security" shall have the meanings ascribed to them in the then-current Rule 16a-1 under the Exchange Act.

14.8.　*Securities Law Compliance*.　Plan transactions are intended to comply with all applicable conditions of the Federal securities laws. To the extent any Plan provision or action by the Committee fails to so comply, it shall be deemed null and void to the extent permitted by law and deemed advisable by the Committee.

14.9.　*Governing Law*.　To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with, and governed by, the laws of the State of Minnesota applicable to contracts made and to be entirely performed in Minnesota and wholly disregarding any choice of law provisions that might otherwise be contrary to this express intent.

14.10. *Effect on Other Benefits*.　No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

Appendix A

14.11. *Unfunded Plan*. The Plan is intended to be an unfunded plan for incentive compensation. With respect to any payments not yet made to a holder pursuant to a Grant, nothing contained in the Plan or any Grant Agreement shall give the holder any rights that are greater than those of a general creditor of the Company or any affiliate.

Article 15.   Compliance with Code Section 409A.

Plan payments and benefits are intended to comply with Section 409A, to the extent it applies, or an exemption therefrom, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A shall be paid prior to the 15th day of the third month of the year immediately following the year in which any applicable restrictions lapse and shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan: (i) no payment or distribution under this Plan that constitutes an item of deferred compensation under Section 409A and becomes payable by reason of a Participant's termination of employment or service with the Company will be made to such Participant until such Participant's termination of employment or service constitutes a separation from service as defined in Section 409A; and (ii) to the extent required in order to comply with Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided during the six (6) month period immediately following the Participant's termination of employment shall instead be paid on the first business day after the date that is six (6) months following the Participant's separation from service (or upon the Participant's death, if earlier). In addition, for Plan purposes, each amount to be paid or benefit to be provided to the Participant pursuant to the Plan, which constitute deferred compensation subject to Section 409A, shall be construed as a separate identified payment for purposes of Section 409A. For any Plan payment that constitutes deferred compensation under Section 409A, to the extent required to comply with Section 409A, a Change in Control shall be deemed to have occurred with respect to such payment only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

Article 16.   Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when such meaning is intended, the initial letter of the word is capitalized:

"Arbitration Act" means the Federal Arbitration Act, Title 9 of the United States Code.

"Board" or "Board of Directors" means the Board of Directors of the Company.

Appendix A

"Cause" shall have the same meaning provided in the Amended and Restated ALLETE and Affiliated Companies Change in Control Severance Plan, as amended from time to time.

"Change in Control" shall have the same meaning provided in the Amended and Restated ALLETE and Affiliated Companies Change in Control Severance Plan, as amended from time to time.

"Code" shall mean the Internal Revenue Code of 1986, as such is amended from time to time, and any reference to a section of the Code shall include any successor provision of the Code.

"Committee" means the Executive Compensation and Human Capital Committee of the Board.

"Company" means ALLETE, Inc., a Minnesota corporation, or any successor thereto as provided in Section 3.

"Director" means any individual who is a member of the Board.

"Dividend Equivalent" means, with respect to Shares subject to Grants, a right to an amount equal to dividends declared on an equal number of outstanding Shares.

"Effective Date" means January 1, 2026.

"Employee" means any common-law employee of the Company or any of its Subsidiaries, who is not covered by any collective bargaining agreement to which the Company or any of its Subsidiaries is a party. Directors who are not otherwise employed by the Company shall not be considered Employees. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Subsidiaries (or between Subsidiaries) shall not be deemed a termination of employment.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

"Exercise Period" means the period during which a SAR or Option is exercisable, as set forth in the related Grant Agreement.

"Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to an Option or SAR, as determined by the Committee and set forth in the Option Grant Agreement. The exercise price per Share shall not be less than 100% of the Fair Market Value of a Share on the date of grant.

"Fair Market Value" means the closing sale price as reported on the New York Stock Exchange for that date or, if there is no such sale on the relevant date, then on the last previous day on which a sale was reported, unless otherwise determined by the Committee. For purposes of achieving an exemption from Section 409A in the case of affected Participants

Appendix A

governed by Section 409A, Fair Market Value of the Shares shall be determined in a manner consistent with Section 409A and any applicable regulations.

"FICA Amount" means the Federal Insurance Contributions Act (FICA) tax imposed on any Grant.

"Grant" means, individually or collectively, a Plan grant of RSUs, Restricted Stock, Performance Shares, Performance Units, NQSOs, ISOs, SARs or any other type of grant permitted under Article 8.

"Grant Agreement" means an agreement entered into by each Participant and the Company, setting forth the terms and provisions applicable to a Grant made to a Participant.

"Incentive Stock Option" or "ISO" means an option to purchase Shares, granted under Article 7, which is designated as an ISO and satisfies the requirements of Section 422 of the Code.

"Insider" means an Employee who is, on the relevant date, an officer, Director or ten percent (10%) beneficial owner of the common stock of the Company, as contemplated by Section 16 of the Exchange Act.

"Nonqualified Stock Option" or "NQSO" means an option to purchase Shares, granted under Article 7, which is not intended to be an ISO.

"Option" means an ISO or a NQSO.

"Other Grants" means Grants made pursuant to Article 8 herein.

"Participant" means an Employee who has an outstanding Grant.

"Performance Goals" means, the general performance objectives, the attainment of which shall serve as a basis for the determination of the number or value of RSUs, Restricted Stock, Performance Shares, or Performance Units. Unless and until the Committee proposes for shareholder vote a change in the Performance Goals to be used for purposes of grants to Participants, the Performance Goals shall be based upon any one or more of the following measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee in the Grant:

    (a)   Total shareholder return (measured as the sum of Share price appreciation and dividends declared);

    (b)   Return on invested capital, assets or net assets;

    (c)   Share earnings;

    (d)   Cash flow;

Appendix A

(e)   Cost of services to consumers;

(f)   Revenue;

(g)   Sales;

(h)   Operating income;

(i)   Net income;

(j)   Stock price;

(k)   Return on shareholders' equity;

(l)   Economic value created;

(m)   Customer satisfaction;

(n)   Customer service quality; or

(o)   Operating effectiveness.

If applicable tax and securities laws change to permit Committee discretion to alter the governing Performance Goals without obtaining shareholder approval of such changes and without losing any income tax benefits to the Company, the Committee shall have sole discretion to make such changes without obtaining shareholder approval.

"Performance Period" means the period of time during which the Performance Goals will be measured to determine what, if any, Performance Shares and Performance Units have been earned. A Performance Period shall, in all cases, be at least six (6) months in length.

"Performance Share" means a Grant described in Article 6.

"Performance Unit" means the right of a Participant to receive, upon satisfaction of the Performance Goal, an amount of cash or Shares equal to the difference between the value of the Performance Unit as the date of grant, which may be zero, and the value of the Performance Unit on the date the Performance Goals are met. The value of a Performance Unit at the date of grant is determined by the Committee and may be, but is not required to be, based on the underlying stock price. In accordance with the plan, Performance Units may be paid in cash, shares, or a combination thereof, as determined by Committee.

"Period of Restriction" means the period during which the transfer of Restricted Stock is limited, as provided in Article 5.

"Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act, as used in Sections 13(d) and 14(d) thereof including usage in the definition of a "group" in Section 13(d) thereof.

Appendix A

"Restricted Stock" means any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee may impose (including, without limitation, any restriction on the right to vote such Share, and the right to receive any cash dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

"Restricted Stock Unit" or "RSU" means a Grant to a Participant covering a number of Shares that at a later date may be settled in cash, or by issuance of those Shares.

"Share" means a share of common stock of the Company, without par value.

"Stock Appreciation Right" or "SAR" means a right, granted alone or in connection with a related Option, designated as a SAR, to receive a payment on the day the right is exercised, pursuant to the terms of Article 7. Each SAR shall be denominated in terms of one Share.

"Subsidiary" means any corporation that is a "subsidiary corporation" of the Company as that term is defined in Section 424(f) of the Code.

ALLETE, Inc.

_____
Bethany M. Owen
Chair, President and Chief Executive Officer

Appendix B


ALLETE, INC.
PROPOSED AMENDMENT
TO
ARTICLES OF INCORPORATION AS
AMENDED AND RESTATED AS OF MAY 8, 2001
(AS AMENDED AS OF SEPTEMBER 20, 2004,
MAY 28, 2009, AND
MAY 19, 2010)


If shareholders approve Item 4 at the 2025 Annual Meeting of the Shareholders, the following amendment to ALLETE's Amended and Restated Articles of Incorporation (the "Articles") will be adopted, as described below, with deletions indicated by strike outs and additions indicated by underlining;

1. Article III, Section 5 of the Articles will be amended to read in its entirety as follows:

"5. ~~For the purpose of this (fifth) paragraph of this Article III of these Articles: (i) the term "Common Stock Equity" shall mean the sum of the stated capital of the outstanding Common Stock, premium on Common Stock and the earned surplus and the capital and paid-in surplus of this Corporation, whether or not available for the payment of dividends on the Common Stock; (ii) the term "total capitalization" shall mean the sum of the stated capital applicable to the outstanding stock of all classes of this Corporation, the earned surplus and the capital and paid-in surplus of the Corporation, whether or not available for the payment of dividends on the Common Stock of the Corporation, any premium on Capital Stock of the Corporation and the principal amount of all outstanding debts of the Corporation maturing more than twelve months after the date of the determination of the total capitalization; and (iii) the term "dividends on Common Stock" shall embrace dividends and distributions on Common Stock (other than dividends or distributions payable only in shares of Common Stock), and the purchase or other acquisitions for value of any Common Stock of this Corporation or other stock, if any, subordinate to its 5% Preferred Stock and Serial Stocks.~~ Subject to the rights of the holders of the 5% Preferred Stock~~,~~ and Serial Stocks and subordinate thereto <u>(including those set forth in any certificate of designation filed with respect to any series of Serial Stock)</u> (and subject and subordinate to the rights of any class of stock hereafter authorized), the Common Stock alone shall receive all dividends and shares in liquidation, dissolution, winding up or distribution other than those to be paid on shares of 5% Preferred Stock and Serial Stocks, as hereinbefore provided. ~~So long as any shares of 5% Preferred Stock, or Serial Stocks are outstanding, this Corporation shall not declare or pay any dividends on the Common Stock, except as follows:~~

~~(1)~~ ~~If and so long as the Common Stock Equity at the end of the calendar month immediately preceding the date on which a dividend on Common Stock is declared is, or as a result of such dividend would become, less than 20% of total capitalization, the Corporation shall not declare such dividends in an amount which, together with all other dividends on Common Stock declared within the year ending with and including the date of such dividend declaration, exceeds 50% of the net income of the Corporation available for dividends on the Common Stock for the twelve full calendar months immediately preceding the month in which such dividends are declared; and~~

Appendix B

(2) ~~If and so long as the Common Stock Equity at the end of the calendar month immediately preceding the date on which a dividend on Common Stock is declared is, or as a result of such dividend would become, less than 25% but not less than 20% of total capitalization, the Corporation shall not declare dividends on the Common Stock in an amount which, together with all other dividends on Common Stock declared within the year ending with and including the date of such dividend declaration, exceeds 75% of the net income of the Corporation available for dividends on the Common Stock for the twelve full calendar months immediately preceding the month in which such dividends are declared; and~~

(3) ~~At any time when the Common Stock Equity is 25% or more of total capitalization the Corporation may not declare dividends on shares of the Common Stock which would reduce the Common Stock Equity below 25% of total capitalization, except to the extent provided in subparagraphs (1) and (2) above.~~"

2. Article III, Section 7 of the Articles will be amended to read in its entirety as follows:

"7.   <u>Subject to the terms set forth in in any certificate of designation filed with respect to any series of Serial Stock</u>, ~~This~~ <u>this</u> Corporation, by a majority vote of its Board of Directors, may at any time redeem all of the Serial Preferred Stock or Serial Preferred Stock A or may from time to time redeem any series or any part of any series thereof, by paying in cash the redemption price or prices fixed for the series of Serial Preferred Stock or Serial Preferred Stock A to be redeemed by resolution or resolutions of the Board of Directors establishing such series, plus unpaid accumulated dividends, if any, to the date of redemption."

3. Article III, Section 8 of the Articles will be amended to read in its entirety as follows:

"8.   <u>[Deleted and intentionally reserved]</u> ~~Notice of the intention of this Corporation to redeem all or any part of the 5% Preferred Stock or all or any part of the Serial Preferred Stock or all or any part of the Serial Preferred Stock A shall be mailed 30 days before the date of redemption to each holder of record of preferred stock to be redeemed, at his post office address as shown by this Corporation's records; but no failure to mail such notice nor any defect therein nor in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of preferred stock so to be redeemed. At any time after such notice has been mailed as aforesaid, this Corporation may deposit the aggregate redemption price (or the portion thereof not already paid in the redemption of such preferred stock) with any bank or trust company in the City of New York, New York, or in the City of Duluth, Minnesota, named in such notice, payable to the order of the record holders of the preferred stock so to be redeemed, on the endorsement, if required, and surrender of their certificates, and thereupon said holders shall cease to be shareholders with respect to said shares, and from and after the making of such deposit, said holders shall have no interest in or claim against this corporation with respect to said shares, but shall be entitled only to receive the said moneys from said bank or trust company, with interest, if any, allowed by such bank or trust company on such moneys deposited as in this paragraph provided, on endorsement, if required, and surrender of their certificates as aforesaid. Any moneys so deposited, plus interest thereon, if any, and remaining unclaimed at the end of six years from the date fixed for redemption, if thereafter requested by resolution of the Board of Directors, shall be repaid to the Corporation and in the event of such repayment to the Corporation such holders of record of the shares so redeemed as shall not have made claim against such moneys prior to such repayment to the Corporation, shall be deemed to be~~

unsecured creditors of the Corporation for an amount without interest equivalent to the amount deposited, plus interest thereon, if any, allowed by such bank or trust company, as above stated for the redemption of such shares and so paid to the Corporation. If less than all of the shares of the 5% Preferred Stock or less than all of the shares of any series of the Serial Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot, in such manner as the Board of Directors of this Corporation shall determine, by an independent bank or trust company selected for that purpose by the Board of Directors of this Corporation. If less than all of the shares of any series of the Serial Preferred Stock A are to be redeemed, the shares to be redeemed shall be selected by lot, pro rata, or by such other method, and in such manner as the Board of Directors of this Corporation shall determine. Nothing herein contained shall limit any right of this Corporation to purchase or otherwise acquire any shares of 5% Preferred Stock or Serial Preferred Stock or Serial Preferred Stock A."

4. Article III, Section 9 of the Articles will be amended to read in its entirety as follows:

"9. Except as hereinafter otherwise provided or as otherwise provided in any certificate of designation filed with respect to any series of Serial Stock, every shareholder of record or his legal representative, at the date fixed for the determination of persons entitled to vote at the meeting of shareholders, or, if no date has been fixed, then at the date of the meeting shall be entitled at such meeting to one vote for each share of Common Stock, 5% Preferred Stock or Serial Preferred Stock standing in his name on the books of the Corporation. There shall be no cumulative voting by any class, series or shares of stock of this Corporation."

5. Article III, Section 10 of the Articles will be amended to read in its entirety as follows:

"10. If and when dividends payable on any of the preferred stocks other than the Serial Preferred Stock A shall be in default in an amount equal to four full quarterly payments or more per share, and thereafter until all dividends on any of the such preferred stocks in default shall have been paid, the holders of all of the then outstanding preferred stocks other than the Serial Preferred Stock A (such preferred stocks, the "Voting Preferred Stock"), voting as a class, shall be entitled to elect the smallest number of directors necessary to constitute a majority of the full Board of Directors, and the holders of the Common Stock, voting as a class, shall be entitled to elect the remaining directors of the Corporation, anything herein or in the Bylaws to the contrary notwithstanding. The terms of office, as directors, of all persons who may be directors of the Corporation at the time shall terminate upon the election of a majority of the Board of Directors by the holders of the Voting Preferred Stock preferred stocks, except that if the holders of the Common Stock shall not have elected the remaining directors of the Corporation, then, and only in that event, the directors of the Corporation, as constituted just prior to the election of a majority of the Board of Directors by the holders of the Voting Preferred Stock preferred stocks, shall elect the remaining directors of the Corporation. Thereafter, while such default continues and the majority of directors are being elected by the holders of the Voting Preferred Stock preferred stocks, the remaining directors, whether elected by directors, as aforesaid, or whether originally or later elected by holders of the Common Stock, shall continue in office until their successors are elected by holders of the Common Stock and qualify.

For the purposes of this (tenth) paragraph of this Article III of these Articles, every shareholder of record, or his legal representative, of Serial Preferred Stock A shall be

Appendix B

~~entitled to one vote, for each share, standing in his name on the books of the Corporation, with a liquidation preference of $100 as established in a resolution or resolutions of the Board of Directors providing for the issue of shares of each series and each share of Serial Preferred Stock A with a liquidation preference of less than $100 shall be afforded its proportional, fractional vote.~~

For purposes of this (tenth) paragraph, there shall be no cumulative voting by any class, series or shares of stock of this Corporation."

6. Article III, Section 11 of the Articles will be amended to read in its entirety as follows:

"11.   If and when all dividends then in default on the <u>Voting Preferred Stock</u> ~~preferred stocks~~ then outstanding shall be paid (and such dividends shall be declared and paid out of any funds legally available therefore as soon as reasonably practicable), the holders of the <u>Voting Preferred Stock</u> ~~preferred stocks~~ shall be divested of any special right with respect to the election of directors and the voting power of the holders of the <u>Voting Preferred Stock</u> ~~preferred stocks~~ and the holders of the Common Stock shall revert to the status existing before the first dividend payment date on which dividends on any of the <u>Voting Preferred Stock</u> ~~preferred stocks~~ were not paid in full; but always subject to the same provisions for vesting such special rights in the holders of the <u>Voting Preferred Stock</u> ~~preferred stocks~~ in case of further like default or defaults on dividends thereon. Upon the termination of any such special voting right upon payment of all accumulated and defaulted dividends on the <u>Voting Preferred Stock</u> ~~preferred stocks~~, the terms of office of all persons who may have been elected directors of the Corporation by vote of the holders of the <u>Voting Preferred Stock</u> ~~preferred stocks~~, as a class, pursuant to such special voting right shall forthwith terminate, and the resulting vacancies shall be filled by a vote of the majority of the remaining directors."

7. Article III, Section 12 of the Articles will be amended to read in its entirety as follows:

"12.   In case of any vacancy in the office of a director occurring among the directors elected by the holders of the <u>Voting Preferred Stock</u> ~~preferred stocks~~, voting as a class, the remaining directors elected by the holders of the <u>Voting Preferred Stock</u> ~~preferred stocks~~, by affirmative vote of a majority thereof, or the remaining director so elected if there be but one, may elect a successor or successors to hold office for the unexpired terms of the director or directors whose place or places shall be vacant. Likewise in case of any vacancy in the office of a director occurring among the directors not elected by the holders of the <u>Voting Preferred Stock</u> ~~preferred stocks~~, the remaining directors not elected by the holders of the <u>Voting Preferred Stock</u> ~~preferred stocks~~, by affirmative vote of a majority thereof, or the remaining director so elected if there be but one, may elect a successor or successors to hold office for the unexpired term of the director or directors whose place or places shall be vacant."

Appendix B

8. Article III, Section 13 of the Articles will be amended to read in its entirety as follows:

"13.   Whenever the right shall have accrued to the holders of the ~~Voting Preferred Stock~~ preferred stocks to elect directors, voting as a class, then upon request in writing signed by any holder ~~of Voting Preferred Stock~~ preferred stock entitled to vote, delivered by registered mail or in person to the president, a vice president or secretary, it shall be the duty of such officer forthwith to cause notice to be given to the shareholders entitled to vote of a meeting to be held at such time as such officer may fix, not less than ten nor more than sixty days after the receipt of such request, for the purpose of ~~electing~~ elected directors. At all meetings of shareholders held for the purpose of electing directors during such time as the holders of the ~~Voting Preferred Stock~~ preferred stocks shall have the special right, voting as a class, to elect directors, the presence in person or by proxy of the holders of a majority of the outstanding Common Stock shall be required to constitute a quorum of such class for the election of directors, and the presence in person or by proxy of the holders of a majority of the outstanding ~~Voting Preferred Stock~~ preferred stocks shall be required to constitute a quorum of the ~~Voting Preferred Stock~~ preferred stocks for the election of directors; provided, however, that the absence of a quorum of the holders of Common Stock or of ~~Voting Preferred Stock~~ preferred stocks shall not prevent the election at any such meeting or adjournment thereof of directors by such other class or classes if the necessary quorum of the holders of stock of such other class or classes is present in person or by proxy at such meeting or any adjournment thereof; and provided further that in the event a quorum of the holders of the Common Stock is present but a quorum of the holders of the ~~Voting Preferred Stock~~ preferred stocks is not present, then the election of the directors elected by the holders of the Common Stock shall not become effective and the directors so elected by the holders of the Common Stock shall not assume their offices and duties until the holders of the ~~Voting Preferred Stock~~ preferred stocks, with a quorum present, shall have elected the directors they shall be entitled to elect; and provided further, however, that in the absence of a quorum of the holders of either the Common Stock or the ~~Voting Preferred Stock~~ preferred stocks, a majority of the holders of the stock of the class or classes who are present in person or by proxy shall have power to adjourn the election of the directors to be elected by such class or classes from time to time without notice other than announcement at the meeting until the requisite amount of holders of such class or classes shall be present in person or by proxy, but such adjournment shall not be made to a date beyond the date for the mailing of notice of the next annual meeting of the Corporation or special meeting in lieu thereof.

~~For the purpose of determining a quorum of the preferred stocks, as required by this (thirteenth) paragraph of this Article III of these Articles, each share of Serial Preferred Stock A with a liquidation preference of $100 shall be counted as a whole share; and each share of Serial Preferred Stock A with a liquidation preference of less than $100 shall be counted as a proportional, fractional share.~~

~~For the purpose of any vote of the preferred stocks, as required by this (thirteenth) paragraph of this Article III of these Articles, each share of outstanding Serial Preferred Stock A shall be entitled to the same vote provided for in the tenth paragraph of this Article III of these Articles.~~"

Appendix B

9. The first paragraph of Article III, Section 15 of the Articles will be amended to read in its entirety as follows:

"15.　So long as any shares of the 5% Preferred Stock or any shares of any series of the Serial Preferred Stock ~~or the Serial Preferred Stock A~~ are outstanding, the Corporation shall not, without the consent (given by vote at a meeting called for that purpose) of the holders of a majority of the total number of shares of the <u>Voting Preferred Stock</u> ~~preferred stocks~~ then outstanding:"

10. The first paragraph of Article VI of the Articles will be amended to read in its entirety as follows:

Subject to the provisions of Article III hereof <u>and subject to the terms set forth in any certificate of designation filed with respect of any series of Serial Stock</u>, (1) the management of this Corporation shall be vested in a Board of Directors, the number of which shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by affirmative vote of the majority of the Disinterested Directors, as defined in Article VII, but the number of Directors shall be no less than nine (9) and no greater than fifteen (15), but no decrease shall have the effect of shortening the term of any incumbent Director. Directors shall be elected annually by the stockholders by ballot by a majority vote of all the outstanding stock entitled to vote, to hold office until their successors are elected and qualify; (2) subject to any rights then existing by applicable law with respect to cumulative voting, the stockholders at any meeting by a majority vote of all the outstanding stock entitled to vote, at an election of directors, may remove any director and fill the vacancy; (3) subject to the rights of the holders of any class or series of the then outstanding shares of voting capital stock of this Corporation, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by the shareholders or by the affirmative vote of a majority of the Disinterested Directors then in office, although less than a quorum. Directors so elected shall hold office for a term expiring at the time of the next annual election of Directors by the stockholders and until their successors are duly elected and qualify.

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the year ended **December 31, 2024**

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________ to _____________

Commission File Number **1-3548**

ALLETE, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 West Superior Street, Duluth, Minnesota 55802-2093

(Address of principal executive offices, including zip code)

(218) 279-5000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, without par value	**ALE**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by nonaffiliates on June 28, 2024, was $3,591,830,978.

As of February 1, 2025, there were 57,901,153 shares of ALLETE Common Stock, without par value, outstanding.

Documents Incorporated By Reference

Portions of the Proxy Statement for the 2025 Annual Meeting of Shareholders are incorporated by reference in Part III.

Index

Index (Continued)

Definitions

The following abbreviations or acronyms are used in the text. References in this report to "we," "us" and "our" are to ALLETE, Inc. and its subsidiaries, collectively.

Abbreviation or Acronym	Term
AFUDC	Allowance for Funds Used During Construction - the cost of both debt and equity funds used to finance utility plant additions during construction periods
ALLETE	ALLETE, Inc.
ALLETE Clean Energy	ALLETE Clean Energy, Inc. and its subsidiaries
ALLETE Properties	ALLETE Properties, LLC and its subsidiaries
ALLETE South Wind	ALLETE South Wind, LLC
ALLETE Transmission Holdings	ALLETE Transmission Holdings, Inc.
ArcelorMittal	ArcelorMittal USA LLC
Alloy Merger Sub	Alloy Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Alloy Parent.
Alloy Parent	Alloy Parent LLC, a Delaware limited liability company which, upon closing, will be jointly owned by a wholly owned subsidiary of Canada Pension Plan Investment Board and affiliates of investment vehicles affiliated with one or more funds, accounts, or other entities managed or advised by Global Infrastructure Management, LLC
ARO	Asset Retirement Obligation
ASU	Accounting Standards Update
ATC	American Transmission Company LLC
Basin	Basin Electric Power Cooperative
Bison	Bison Wind Energy Center
BNI Energy	BNI Energy, Inc. and its subsidiary
Boswell	Boswell Energy Center
C&I	Commercial and Industrial
Caddo	ALLETE Clean Energy's Caddo Wind Energy Facility
Camp Ripley	Camp Ripley Solar Array
CCR	Coal Combustion Residuals from Electric Utilities
Cenovus Energy	Cenovus Energy Inc.
Cliffs	Cleveland-Cliffs Inc.
Company	ALLETE, Inc. and its subsidiaries
COVID-19	2019 novel coronavirus
CSAPR	Cross-State Air Pollution Rule
CTO	Chief Technology Officer
DC	Direct Current
D.C. Circuit	District of Columbia Circuit Court of Appeals
Diamond Spring	ALLETE Clean Energy's Diamond Spring Wind Energy Facility
DOC	U.S. Department of Commerce
ECO	Energy Conservation and Optimization
EPA	United States Environmental Protection Agency
ELG	Effluent Limitation Guidelines
ESOP	Employee Stock Ownership Plan
Executive Officers of ALLETE	Chair, President and Chief Executive Officer; Vice President and President of ALLETE Clean Energy; Senior Vice President and Chief Financial Officer; Vice President, Chief Legal Officer and Corporate Secretary; Vice President and Corporate Treasurer; and Vice President and Chief Operating Officer of Minnesota Power
FASB	Financial Accounting Standards Board

Abbreviation or Acronym	Term
FERC	Federal Energy Regulatory Commission
FGD	Flue Gas Desulphurization
FIP	Federal Implementation Plan
Form 8-K	ALLETE Current Report on Form 8-K
Form 10-K	ALLETE Annual Report on Form 10-K
Form 10-Q	ALLETE Quarterly Report on Form 10-Q
GAAP	Generally Accepted Accounting Principles in the United States of America
GHG	Greenhouse Gases
GNTL	Great Northern Transmission Line
Hibbing Taconite	Hibbing Taconite Co.
HSR Act	Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder
HLBV	Hypothetical Liquidation at Book Value
Husky Energy	Husky Energy Inc.
HVDC	High-Voltage Direct-Current
IBEW	International Brotherhood of Electrical Workers
Invest Direct	ALLETE's Direct Stock Purchase and Dividend Reinvestment Plan
IRP	Integrated Resource Plan
Item ___	Item ___ of this Form 10-K
kV	Kilovolt(s)
kW / kWh	Kilowatt(s) / Kilowatt-hour(s)
Lampert Capital Markets	Lampert Capital Markets, Inc.
Laskin	Laskin Energy Center
LLC	Limited Liability Company
MACT	Maximum Achievable Control Technology
MATS	Mercury and Air Toxics Standards
Manitoba Hydro	Manitoba Hydro-Electric Board
MBtu	Million British thermal units
Merger	Pursuant to the Merger Agreement, on the terms and subject to the conditions set forth therein, Alloy Merger Sub will merge with and into ALLETE (the "Merger"), with ALLETE continuing as the surviving corporation in the Merger and becoming a subsidiary of Alloy Parent
Merger Agreement	Agreement and Plan of Merger, dated as of May 5, 2024, by and among ALLETE, Alloy Parent, and Alloy Merger Sub
Minnesota Power	An operating division of ALLETE, Inc.
Minnkota Power	Minnkota Power Cooperative, Inc.
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investors Service, Inc.
MPCA	Minnesota Pollution Control Agency
MPUC	Minnesota Public Utilities Commission
MRO	Midwest Reliability Organization
MW / MWh	Megawatt(s) / Megawatt-hour(s)
NAAQS	National Ambient Air Quality Standards
NDPSC	North Dakota Public Service Commission
NERC	North American Electric Reliability Corporation
New Energy	New Energy Equity LLC
Nippon Steel	Nippon Steel Corporation

Abbreviation or Acronym	Term
NIST	National Institute of Standards and Technology
Nobles 2	Nobles 2 Power Partners, LLC
NOL	Net Operating Loss
NO$_2$	Nitrogen Dioxide
NO$_X$	Nitrogen Oxides
Northern States Power	Northern States Power Company, a subsidiary of Xcel Energy Inc.
Northshore Mining	Northshore Mining Company, a wholly-owned subsidiary of Cliffs
Note ___	Note ___ to the consolidated financial statements in this Form 10-K
NPDES	National Pollutant Discharge Elimination System
NTEC	Nemadji Trail Energy Center
NYSE	New York Stock Exchange
Oliver Wind I	Oliver Wind I Energy Center
Oliver Wind II	Oliver Wind II Energy Center
Palm Coast Park District	Palm Coast Park Community Development District in Florida
PPA / PSA	Power Purchase Agreement / Power Sales Agreement
PPACA	Patient Protection and Affordable Care Act of 2010
PSCW	Public Service Commission of Wisconsin
PV	Photovoltaic
RFP	Request for Proposals
RSOP	Retirement Savings and Stock Ownership Plan
RTO	Regional Transmission Organization
SEC	Securities and Exchange Commission
Silver Bay Power	Silver Bay Power Company, a wholly-owned subsidiary of Cliffs
SIP	State Implementation Plan
SO$_2$	Sulfur Dioxide
SOC	System and Organizational Controls
Sofidel	The Sofidel Group
South Shore Energy	South Shore Energy, LLC
Square Butte	Square Butte Electric Cooperative, a North Dakota cooperative corporation
Standard & Poor's / S&P	S&P Global Ratings
ST Paper	ST Paper LLC
SWL&P	Superior Water, Light and Power Company
Taconite Harbor	Taconite Harbor Energy Center
Taconite Ridge	Taconite Ridge Energy Center
Town Center District	Town Center at Palm Coast Community Development District in Florida
United Taconite	United Taconite LLC, a wholly-owned subsidiary of Cliffs
UPM Blandin	UPM, Blandin paper mill owned by UPM-Kymmene Corporation
U.S.	United States of America
USS Corporation	United States Steel Corporation
VEBA	Voluntary Employee Benefit Association
VIE	Variable Interest Entities
WTG	Wind Turbine Generator

Forward-Looking Statements

Statements in this report that are not statements of historical facts are considered "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there can be no assurance that the expected results will be achieved. Any statements that express, or involve discussions as to, future expectations, risks, beliefs, plans, objectives, assumptions, events, uncertainties, financial performance, or growth strategies (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "likely," "will continue," "could," "may," "potential," "target," "outlook" or words of similar meaning) are not statements of historical facts and may be forward-looking.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are providing this cautionary statement to identify important factors that could cause our actual results to differ materially from those indicated in forward-looking statements made by or on behalf of ALLETE in this Form 10-K, in presentations, on our website, in response to questions or otherwise. These statements are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements that could cause our actual results to differ materially from those indicated in the forward-looking statements:

- our ability to successfully implement our strategic objectives;
- global and domestic economic conditions affecting us or our customers;
- changes in and compliance with laws and regulations, the direct and indirect effects of new or changes in existing tariffs, or changes in tax rates or policies;
- changes in rates of inflation or availability of key materials and suppliers;
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements;
- weather conditions, natural disasters and pandemic diseases;
- our ability to access capital markets, bank financing and other financing sources;
- changes in interest rates and the performance of the financial markets;
- project delays or changes in project costs;
- changes in operating expenses and capital expenditures and our ability to raise revenues from our customers;
- the impacts of commodity prices on ALLETE and our customers;
- our ability to attract and retain qualified, skilled and experienced personnel;
- effects of emerging technology;
- war, acts of terrorism and cybersecurity attacks;
- our ability to manage expansion and integrate acquisitions;
- population growth rates and demographic patterns;
- wholesale power market conditions;
- federal and state regulatory and legislative actions that impact regulated utility economics, including our allowed rates of return, capital structure, ability to secure financing, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities and utility infrastructure, recovery of purchased power, capital investments and other expenses, including present or prospective environmental matters;
- effects of competition, including competition for retail and wholesale customers;
- effects of restructuring initiatives in the electric industry;
- the impacts on our businesses of climate change and future regulation to restrict the emissions of GHG;
- effects of increased deployment of distributed low-carbon electricity generation resources;
- the impacts of laws and regulations related to renewable and distributed generation;
- pricing, availability and transportation of fuel and other commodities and the ability to recover the costs of such commodities;
- our current and potential industrial and municipal customers' ability to execute announced expansion plans;
- real estate market conditions where our legacy Florida real estate investment is located may deteriorate;
- the success of efforts to realize value from, invest in, and develop new opportunities;
- the risk that Alloy Parent or ALLETE may be unable to obtain governmental and regulatory approvals required for the Merger, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the Merger, may subject the Merger to or impose adverse conditions or costs, or may cause the parties to abandon the Merger;
- the timing and costs incurred to consummate the Merger;
- the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the failure of the Merger to be consummated on the timeline anticipated; and

- the announcement and pendency of the Merger, during which ALLETE is subject to certain operating restrictions, could have an adverse effect on ALLETE's businesses, results of operations, financial condition or cash flows.

Additional disclosures regarding factors that could cause our results or performance to differ from those anticipated by this report are discussed in Part 1, Item 1A under the heading "Risk Factors" of this Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in this Form 10-K and in other reports filed with the SEC that attempt to identify the risks and uncertainties that may affect ALLETE's business.

Part I

Item 1. Business

Overview.

ALLETE is a leader in the nation's clean-energy transformation. Our businesses and dedicated employees deliver sustainable energy solutions that mitigate climate change, build thriving communities, help customers reach their sustainability goals and drive value for shareholders. In 2020, ALLETE's largest business, Minnesota Power, reached a milestone of providing 50 percent renewable energy to its retail and municipal customers in Minnesota, and in 2024 delivered 55 percent renewable energy to those customers. Minnesota Power is making significant progress toward 100 percent carbon-free energy supply—a vision grounded in a steadfast commitment to climate, customers and community through its *EnergyForward* strategy. ALLETE Clean Energy, our second-largest business, is positioned at the heart of society's clean-energy transformation and owns, operates and has developed for others more than 1,600 megawatts of wind energy generation across eight states—helping some of the largest companies in the country reduce their carbon footprint. Our newest business, New Energy, is a leading developer of community, commercial and industrial, and small utility-scale renewable energy projects that has completed more than 575 MW in its history.

Minnesota Power's latest IRP, approved by the MPUC in an order dated January 9, 2023, outlines its clean-energy transition plans through 2035. These plans include expanding its renewable energy supply to 70 percent by 2030, achieving coal-free operations at its facilities by 2035, and investing in a resilient and flexible transmission and distribution grid. Minnesota Power has also set a target to achieve an 80 percent reduction in carbon emissions by 2035 compared to 2005 levels. As part of these plans, Minnesota Power anticipates adding up to 700 MW of new wind and solar energy resources, and ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Minnesota Power's plans recognize that advances in technology will play a significant role in completing its transition to carbon-free energy supply, reliably and affordably.

In recent years, Minnesota Power has transformed its company-owned energy supply from more than a 95 percent reliance on coal to become a leader in the nation's clean-energy transformation. Since 2013, the company has closed or converted seven of its nine coal-fired units and added nearly 900 megawatts of renewable energy sources. Additionally, Minnesota Power has been a leader in energy conservation, surpassing the state's conservation goals each year for the past decade.

On February 7, 2023, the Minnesota Governor signed a law that updates the state's renewable energy standard and requires Minnesota electric utilities to source retail sales with 100 percent carbon-free energy by 2040. Ongoing progress towards compliance with Minnesota's carbon-free standard is evaluated in IRP proceedings at the MPUC. Minnesota Power's next IRP will be filed in March 2025 and address progress towards compliance with the 2040 law. Minnesota Power is also working with various stakeholders and participating in the regulatory process to implement this law. (See *Regulated Operations – Minnesota Legislation*.)

On May 5, 2024, ALLETE entered into the Merger Agreement. The Merger Agreement provides that, on and subject to the conditions set forth therein, Alloy Merger Sub will merge with and into ALLETE, with ALLETE continuing as the surviving corporation in the Merger and becoming a subsidiary of Alloy Parent. (See Note 15. Agreement and Plan of Merger.)

For more information regarding the terms of the Merger, including a copy of the Merger Agreement, see ALLETE's Current Report on Form 8-K filed with the SEC on May 5, 2024, and ALLETE's definitive proxy statement relating to the special meeting of shareholders filed with the SEC on July 10, 2024.

ALLETE is committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses, and sustains growth. ALLETE is predominately a regulated utility through Minnesota Power, SWL&P, and an investment in ATC. ALLETE's strategy is to remain predominately a regulated utility while investing in ALLETE Clean Energy, New Energy and its Corporate and Other businesses to complement its regulated businesses, balance exposure to the utility's industrial customers, and provide potential long-term earnings growth.

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based regulated utility that owns and maintains electric transmission assets in portions of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to approximately 150,000 retail customers. Minnesota Power also has 14 non-affiliated municipal customers in Minnesota. SWL&P is a Wisconsin utility and a wholesale customer of Minnesota Power. SWL&P provides regulated utility electric, natural gas and water service in northwestern Wisconsin to approximately 15,000 electric customers, 13,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (See Note 4. Regulatory Matters.)

Overview (Continued)

ALLETE Clean Energy focuses on developing, acquiring, and operating clean and renewable energy projects. ALLETE Clean Energy currently owns, operates, or has developed more than 1,600 megawatts of wind energy generation in five major energy markets and eight states across the U.S. with a majority contracted under PSAs of various durations. In addition, ALLETE Clean Energy engages in the development of wind energy facilities to operate under long-term PSAs or for sale to others upon completion.

Corporate and Other is comprised of New Energy, a renewable development company; our investment in Nobles 2, an entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota; South Shore Energy, our non-rate regulated, Wisconsin subsidiary developing NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility; BNI Energy, our coal mining operations in North Dakota; ALLETE Properties, our legacy Florida real estate investment; other business development and corporate expenditures; unallocated interest expense; a small amount of non-rate base generation; land holdings in Minnesota; and earnings on cash and investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2024, unless otherwise indicated. All subsidiaries are wholly-owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

Year Ended December 31	2024	2023	2022
Consolidated Operating Revenue – Millions *(a)*	$1,529.8	$1,879.8	$1,570.7
Percentage of Consolidated Operating Revenue			
Regulated Operations	81 %	66 %	80 %
ALLETE Clean Energy *(a)*	6 %	22 %	8 %
Corporate and Other	13 %	12 %	12 %
	100 %	100 %	100 %

(a) Consolidated operating revenue for 2023 includes the sales of ALLETE Clean Energy's Northern Wind and Red Barn projects.

For a detailed discussion of results of operations and trends, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. For business segment information, see Note 1. Operations and Significant Accounting Policies and Note 14. Business Segments.

REGULATED OPERATIONS

Electric Sales / Customers

Regulated Utility Kilowatt-hours Sold

Year Ended December 31	2024	%	2023	%	2022	%
Millions						
Retail and Municipal						
Residential	1,069	8	1,089	8	1,148	9
Commercial	1,322	11	1,347	11	1,359	11
Industrial	7,022	56	7,044	55	6,745	52
Municipal	469	4	466	4	540	4
Total Retail and Municipal	9,882	79	9,946	78	9,792	76
Other Power Suppliers	2,680	21	2,819	22	3,149	24
Total Regulated Utility Kilowatt-hours Sold	12,562	100	12,765	100	12,941	100

Industrial Customers. In 2024, industrial customers represented 56 percent of total regulated utility kWh sales. Our industrial customers are primarily in the taconite mining, paper, pulp and secondary wood products, and pipeline industries. Cliffs idled all production at its Northshore mine in 2022 and resumed partial pellet plant production in April 2023. (See Outlook – Regulated Operations – Industrial Customers – Taconite.)

Industrial Customer Kilowatt-hours Sold

Year Ended December 31	2024	%	2023	%	2022	%
Millions						
Taconite	4,897	70	4,935	70	4,713	70
Paper, Pulp and Secondary Wood Products	714	10	669	10	735	11
Pipelines and Other Industrial	1,411	20	1,440	20	1,297	19
Total Industrial Customer Kilowatt-hours Sold	7,022	100	7,044	100	6,745	100

Six taconite facilities served by Minnesota Power made up approximately 80 percent of 2023 iron ore pellet production in the U.S. according to data from the Minnesota Department of Revenue 2024 Mining Tax Guide. These taconite facilities are owned by Cliffs and USS Corporation. (See *Large Power Customer Contracts*.) Sales to taconite customers represented 4,897 million kWh, or 70 percent, of total industrial customer kWh sales in 2024. Taconite, an iron bearing rock of relatively low iron content, is abundantly available in northern Minnesota and an important domestic source of raw material for the steel industry. Taconite processing plants use large quantities of electric power to grind the iron-bearing rock, and agglomerate and pelletize the iron particles into taconite pellets.

Minnesota Power's taconite customers are capable of producing approximately 41 million tons of taconite pellets annually. Taconite pellets produced in Minnesota are primarily shipped to North American steelmaking facilities that are part of the integrated steel industry, which continue to lead the world in environmental performance among steelmaking countries. According to the U.S. Department of Energy, steel production in the U.S. is the most energy efficient of any major steel producing country. Steel produced from these North American facilities is used primarily in the manufacture of automobiles, appliances, tubular applications for all industries, and in the construction industry. Steel is also a critical component of the clean energy transformation underway today. The demand for more renewable energy and the need for additional infrastructure to transport green energy from the point of generation to the end user both require steel. Historically, approximately 10 percent of Minnesota taconite production has been exported outside of North America.

There has been a general historical correlation between U.S. steel production and Minnesota taconite production. The American Iron and Steel Institute, an association of North American steel producers, reported that U.S. raw steel production operated at approximately 76 percent of capacity in 2024 (75 percent in 2023 and 78 percent in 2022). The World Steel Association, an association of steel producers, national and regional steel industry associations, and steel research institutes representing approximately 85 percent of world steel production, projected U.S. steel consumption in 2025 will increase by approximately 2 percent compared to 2024.

The following table reflects Minnesota Power's taconite customers' production levels for the past ten years:

Minnesota Power Taconite Customer Production	
Year	**Tons (Millions)**
2024*	34
2023	35
2022	32
2021	39
2020	30
2019	37
2018	39
2017	38
2016	28
2015	31
Source: Minnesota Department of Revenue 2024 Mining Tax Guide for years 2015 - 2023.	
* Preliminary data from the Minnesota Department of Revenue.	

Minnesota Power's taconite customers may experience annual variations in production levels due to such factors as economic conditions, short-term demand changes or maintenance outages. We estimate that a one million ton change in Minnesota Power's taconite customers' production would impact our annual earnings per share by approximately $0.07, net of expected power marketing sales at current prices. Changes in wholesale electric prices or customer contractual demand nominations could impact this estimate. Minnesota Power proactively sells power in the wholesale power markets that is temporarily not required by industrial customers to optimize the value of its generating facilities. Long-term reductions in taconite production or a permanent shut down of a taconite customer may lead Minnesota Power to file a general rate case to recover lost revenue.

In addition to serving the taconite industry, Minnesota Power serves a number of customers in the paper, pulp and secondary wood products industry, which represented 714 million kWh, or 10 percent of total industrial customer kWh sales in 2024. Minnesota Power also has an agreement to provide steam for one paper and pulp customer for use in the customer's operations. The major paper and pulp mills we serve reported operating at similar levels in 2024 compared to 2023. Sofidel completed the acquisition of the Duluth Mill from ST Paper in the first quarter of 2024. In the third quarter of 2024, Sofidel announced plans to invest between $200 million and $250 million to add a conversion facility and automated warehouse to the tissue plant. (See Outlook – Regulated Operations – Industrial Customers – Paper, Pulp and Secondary Wood Products – Sofidel.)

Large Power Customer Contracts. Minnesota Power had eight Large Power Customer contracts as of December 31, 2024, each serving requirements of 10 MW or more of customer load. Certain facilities with common ownership are served under combined contracts. The customers as of December 31, 2024, consisted of six taconite facilities owned by Cliffs and USS Corporation as well as four paper and pulp mills. Minnesota Power also serves Northshore Mining through a PSA with its affiliate Silver Bay Power, in addition to the load served through its Large Power Customer contract with United Taconite and Northshore Mining. (See *Silver Bay Power PSA*.)

REGULATED OPERATIONS (Continued)
Large Power Customer Contracts (Continued)

Large Power Customer contracts require Minnesota Power to have a certain amount of generating capacity available. In turn, each Large Power Customer is required to pay a minimum monthly demand charge that covers the fixed costs associated with having this capacity available to serve the customer, including a return on common equity. Most contracts allow customers to establish the level of megawatts subject to a demand charge on a three- to four-month basis and require that a portion of their megawatt needs be committed on a take-or-pay basis for at least a portion of the term of the agreement. In addition to the demand charge, each Large Power Customer is billed an energy charge for each kWh used that recovers the variable costs incurred in generating electricity. Five of the Large Power Customer contracts have interruptible service which provides a discounted demand rate in exchange for the ability to interrupt the customers during system emergencies. Minnesota Power also provides incremental production service for customer demand levels above the contractual take-or-pay levels. There is no demand charge for this service and energy is priced at an increment above Minnesota Power's cost. Incremental production service is interruptible.

All contracts with Large Power Customers continue past the contract termination date unless the required advance notice of cancellation has been given. The required advance notice of cancellation varies from two to four years. Such contracts reduce the impact on earnings that otherwise would result from significant reductions in kWh sales to such customers. Large Power Customers are required to take all of their purchased electric service requirements from Minnesota Power for the duration of their contracts. The rates and corresponding revenue associated with capacity and energy provided under these contracts are subject to change through the same regulatory process governing all retail electric rates. (See *Regulatory Matters – Electric Rates*.)

Minnesota Power, as permitted by the MPUC, requires its taconite-producing Large Power Customers to pay weekly for electric usage based on monthly energy usage estimates. These customers receive estimated bills or make weekly prepayments based on Minnesota Power's estimate of the customer's energy usage, forecasted energy prices and fuel adjustment clause estimates. Minnesota Power's taconite producing Large Power Customers have generally predictable energy usage on a week-to-week basis and any differences that occur are trued-up the following month.

Contract Status for Minnesota Power Large Power Customers
As of December 31, 2024

Customer	Industry	Location	Ownership	Earliest Termination Date
Cliffs – Minorca Mine *(a)*	Taconite	Virginia, MN	Cliffs	December 31, 2028
Hibbing Taconite *(a)(d)*	Taconite	Hibbing, MN	85.3% Cliffs 14.7% USS Corporation	December 31, 2028
United Taconite and Northshore Mining *(a)*	Taconite	Eveleth, MN and Babbitt, MN	Cliffs	December 31, 2028
USS Corporation (USS – Minnesota Ore) *(b)(d)*	Taconite	Mtn. Iron, MN and Keewatin, MN	USS Corporation	*(e)*
Boise, Inc. *(a)*	Paper	International Falls, MN	Packaging Corporation of America	December 31, 2028
UPM Blandin	Paper	Grand Rapids, MN	UPM-Kymmene Corporation	December 31, 2029
Sappi Cloquet LLC *(a)*	Paper and Pulp	Cloquet, MN	Sappi Limited	December 31, 2028
Sofidel *(c)*	Paper	Duluth, MN	Sofidel	February 28, 2029

(a) *The contract will terminate four years from the date of written notice from either Minnesota Power or the customer. No notice of contract cancellation has been given by either party. Thus, the earliest date of cancellation is December 31, 2028.*
(b) *USS Corporation owns both the Minntac Plant in Mountain Iron, MN, and the Keewatin Taconite Plant in Keewatin, MN.*
(c) *Sofidel completed the acquisition of the Duluth Mill from ST Paper in the first quarter of 2024. (See Outlook – Regulated Operations – Industrial Customers – Paper, Pulp and Secondary Wood Products.)*
(d) *In December 2023, USS Corporation announced it entered into a definitive agreement in which Nippon Steel will acquire all of USS Corporation's stock. (See Outlook – Regulated Operations – Industrial Customers – Taconite.)*
(e) *On January 27, 2025, USS Corporation exercised its rights under its electric service agreement with Minnesota Power to provide a four-year notice of termination. Minnesota Power and USS Corporation are working together to meet USS Corporation's evolving energy needs. Absent any other action by the parties, the termination of the current electric service agreement would be effective January 27, 2029, and USS Corporation would become a non-contract large power customer of Minnesota Power.*

Silver Bay Power PSA. Minnesota Power has a PSA with Silver Bay Power through 2031 to supply its full energy requirements. Silver Bay Power supplies approximately 90 MW of load to Northshore Mining, an affiliate of Silver Bay Power.

Residential and Commercial Customers. In 2024, residential and commercial customers represented 19 percent of total regulated utility kWh sales.

Municipal Customers. In 2024, municipal customers represented 4 percent of total regulated utility kWh sales.

Minnesota Power's wholesale electric contracts with 14 non-affiliated municipal customers in Minnesota have termination dates ranging from 2029 through 2037, with a majority of contracts expiring in 2029. One of these wholesale contracts includes a termination clause requiring a 3-year notice to terminate. (See Note 4. Regulatory Matters.)

Other Power Suppliers. The Company also enters into off-system sales with Other Power Suppliers. These sales are at market based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Our PSAs are detailed in Note 9. Commitments, Guarantees and Contingencies, with additional disclosure provided in the following paragraphs.

Minnkota Power PSA. Minnesota Power has a PSA with Minnkota Power where Minnesota Power is selling a portion of its entitlement from Square Butte to Minnkota Power, resulting in Minnkota Power's net entitlement increasing and Minnesota Power's net entitlement decreasing until Minnesota Power's share is eliminated at the end of 2025. Of Minnesota Power's 50 percent output entitlement, it sold approximately 41 percent to Minnkota Power in 2024 (37 percent in 2023 and 32 percent in 2022). Minnkota Power's net entitlement increases to approximately 46 percent in 2025 and 50 percent in 2026. (See *Power Supply – Long-Term Purchased Power*.)

Hibbing Public Utilities. Minnesota Power has a long-term power contract with Hibbing Public Utilities for the period of June 1, 2022, through May 31, 2027.

Seasonality

The operations of our industrial customers, which make up a large portion of our electric sales, are not typically subject to significant seasonal variations. (See *Electric Sales / Customers.*) As a result, Minnesota Power is generally not subject to significant seasonal fluctuations in electric sales; however, Minnesota Power and SWL&P electric and natural gas sales to other customers may be affected by seasonal differences in weather. In general, peak electric sales occur in the winter and summer months with fewer electric sales in the spring and fall months. Peak sales of natural gas generally occur in the winter months. Additionally, our regulated utilities have historically generated fewer sales and less revenue when weather conditions are milder in the winter and summer.

Power Supply

In order to meet its customers' electric requirements, Minnesota Power utilizes a mix of its own generation and purchased power. In 2024, 55 percent of Minnesota Power's power supply for its retail and municipal customers in Minnesota has been provided by renewable energy sources. This was enabled by the completion of the 250 MW Nobles 2 wind energy facility in December 2020 and the GNTL in June 2020, which is used to deliver 250 MW of hydroelectric energy from Manitoba Hydro. Minnesota Power's remaining operating coal-fired facilities are Boswell Units 3 and 4, which Minnesota Power plans to cease coal operations at by 2030 and 2035, respectively. (See *Regulatory Matters*.) Renewable energy percentages may vary year to year based on weather, system demand and transmission constraints.

The following table reflects Minnesota Power's generating capabilities as of December 31, 2024, and total electrical supply for 2024. Minnesota Power had an annual net peak load of 1,532 MW on January 19, 2024.

Regulated Utility Power Supply	Unit No.	Year Installed	Net Capability	Year Ended December 31, 2024 Generation and Purchases	
			MW	MWh	%
Coal-Fired					
Boswell Energy Center *(a)*	3	1973	352		
in Cohasset, MN	4	1980	468 *(b)*		
			820	3,794,254	29.2
Total Coal-Fired			820	3,794,254	29.2
Biomass Co-Fired / Natural Gas					
Hibbard Renewable Energy Center in Duluth, MN	3 & 4	1949, 1951	60	66,884	0.5
Laskin Energy Center in Hoyt Lakes, MN	1 & 2	1953	98	172,011	1.3
Total Biomass Co-Fired / Natural Gas			158	238,895	1.8
Hydro *(c)*					
Group consisting of ten stations in MN	Multiple	Multiple	120	504,384	3.9
Wind *(d)*					
Taconite Ridge Energy Center in Mtn. Iron, MN	Multiple	2008	25	47,389	0.4
Bison Wind Energy Center in Oliver and Morton Counties, ND	Multiple	2010-2014	497	1,232,079	9.5
Total Wind			522	1,279,468	9.9
Solar *(e)*					
Group consisting of two solar arrays in MN	Multiple	Multiple	10	15,104	0.1
Total Generation			1,630	5,832,105	44.9
Long-Term Purchased Power					
Lignite Coal - Square Butte near Center, ND *(f)*				1,508,295	11.6
Wind - Oliver Wind I and II in Oliver County, ND				357,727	2.8
Wind - Nobles 2 in Nobles County, MN *(g)*				978,793	7.5
Hydro - Manitoba Hydro in Manitoba, Canada				1,463,184	11.3
Solar - Purchases from five solar arrays in MN				40,791	0.3
Total Long-Term Purchased Power				4,348,790	33.5
Other Purchased Power *(h)*				2,798,454	21.6
Total Purchased Power				7,147,244	55.1
Total Regulated Utility Power Supply				12,979,349	100.0

(a) Minnesota Power anticipates ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. (See Regulatory Matters.)
(b) Boswell Unit 4 net capability shown above reflects Minnesota Power's ownership percentage of 80 percent. WPPI Energy owns 20 percent of Boswell Unit 4. (See Note 3. Jointly-Owned Facilities and Assets.)
(c) Hydro consists of 10 stations with 34 generating units.
(d) Taconite Ridge consists of 10 WTGs and Bison consists of 165 WTGs.
(e) Solar includes the 10 MW Camp Ripley Solar Array near Little Falls, MN, and a 40 kW community solar garden in Duluth, MN.
(f) Minnesota Power has a PSA with Minnkota Power whereby Minnesota Power is selling a portion of its entitlement from Square Butte to Minnkota Power. (See Electric Sales / Customers – Minnkota Power PSA.)
(g) See Item 1. Business – Corporate and Other – Investment in Nobles 2.
(h) Includes short-term market purchases in the MISO market and from Other Power Suppliers.

Fuel. Minnesota Power purchases low-sulfur, sub-bituminous coal from the Powder River Basin region located in Montana and Wyoming. Coal consumption in 2024 for electric generation at Minnesota Power's coal-fired generating stations was 2.3 million tons (2.7 million tons in 2023; 2.7 million tons in 2022). As of December 31, 2024, Minnesota Power had coal inventories of 0.6 million tons (0.7 million tons as of December 31, 2023). Minnesota Power has coal supply agreements providing for the purchase of a significant portion of its coal requirements through December 2025. In 2025, Minnesota Power expects to obtain coal under these coal supply agreements and in the spot market. Minnesota Power continues to explore other future coal supply options and believes that adequate supplies of low-sulfur, sub-bituminous coal will continue to be available.

Minnesota Power also has coal transportation agreements in place for the delivery of a significant portion of its coal requirements through December 2027. The costs of fuel and related transportation costs for Minnesota Power's generation are recoverable from Minnesota Power's utility customers through the fuel adjustment clause.

Coal Delivered to Minnesota Power

Year Ended December 31	2024	2023	2022
Average Price per Ton	$40.20	$41.23	$39.98
Average Price per MBtu	$2.20	$2.30	$2.25

Long-Term Purchased Power. Minnesota Power has contracts to purchase capacity and energy from various entities, including output from certain coal, wind, hydro and solar generating facilities.

Our PPAs are detailed in Note 9. Commitments, Guarantees and Contingencies, with additional disclosure provided in the following paragraph.

Square Butte PPA. Under the PPA with Square Butte that extends through 2026, Minnesota Power is entitled to 50 percent of the output of Square Butte's 455 MW coal-fired generating unit. (See Note 9. Commitments, Guarantees and Contingencies.) BNI Energy mines and sells lignite coal to Square Butte. This lignite supply is sufficient to provide fuel for the anticipated useful life of the generating unit. Square Butte's cost of lignite consumed in 2024 was approximately $2.25 per MBtu ($2.36 per MBtu in 2023; $2.05 per MBtu in 2022). (See *Electric Sales / Customers – Minnkota Power PSA*.)

Manitoba Hydro. Minnesota Power has two long-term PPAs with Manitoba Hydro. The first PPA provides for Minnesota Power to purchase 250 MW of capacity and energy from Manitoba Hydro through May 2035. The second PPA provides for Minnesota Power to purchase up to 133 MW of energy from Manitoba Hydro through June 2040. A third PPA, which expired in April 2022 was an energy-only agreement, which primarily consisted of surplus hydro energy on Manitoba Hydro's system that was delivered to Minnesota Power on a non-firm basis.

Wind Energy. Minnesota Power has a long-term PPA with Nobles 2 that provides for Minnesota Power to purchase the energy and associated capacity from a 250 MW wind energy facility in southwestern Minnesota through 2040. The agreement provides for the purchase of output from the facility at fixed energy prices. There are no fixed capacity charges, and Minnesota Power will only pay for energy as it is delivered. (See *Corporate and Other – Investment in Nobles 2*.) Minnesota Power also has two long-term wind energy PPAs with an affiliate of NextEra Energy, Inc. to purchase the output from Oliver Wind I (50 MW) and Oliver Wind II (48 MW) located in North Dakota.

Solar Energy. Minnesota Power purchases solar energy from approximately 20 MW of solar energy facilities located in Minnesota that are owned by an ALLETE subsidiary, and a one MW community solar garden in northeastern Minnesota, which is owned and operated by a third party.

Transmission and Distribution

We have electric transmission and distribution lines of 500 kV (232 miles), 345 kV (241 miles), 250 kV (466 miles), 230 kV (715 miles), 161 kV (43 miles), 115 kV (1,387 miles) and less than 115 kV (6,685 miles). We own and operate 154 substations with a total capacity of 10,647 megavolt-amperes. Some of our transmission and distribution lines interconnect with other utilities, and we own some of our transmission lines jointly with other utilities. (See Note 3. Jointly-Owned Facilities and Assets and Outlook – Regulated Operations – Transmission.)

Great Northern Transmission Line. As a condition of the 250 MW long-term PPA entered into with Manitoba Hydro, construction of additional transmission capacity was required. As a result, Minnesota Power constructed the GNTL, an approximately 220-mile 500-kV transmission line between Manitoba and Minnesota's Iron Range that was proposed by Minnesota Power and Manitoba Hydro in order to strengthen the electric grid, enhance regional reliability and promote a greater exchange of sustainable energy. In June 2020, Minnesota Power placed the GNTL into service with project costs of approximately $310 million incurred by Minnesota Power. Total project costs, including those costs contributed by a subsidiary of Manitoba Hydro, totaled approximately $660 million. The 250 MW PPA with Manitoba Hydro commenced when the GNTL was placed into service.

Investment in ATC

Our wholly-owned subsidiary, ALLETE Transmission Holdings, owns approximately 8 percent of ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in portions of Wisconsin, Michigan, Minnesota and Illinois. We account for our investment in ATC under the equity method of accounting. As of December 31, 2024, our equity investment in ATC was $194.4 million ($179.7 million as of December 31, 2023). (See Note 6. Equity Investments.)

ATC's authorized return on equity was 10.02 percent, or 10.52 percent including an incentive adder for participation in a regional transmission organization, based on a 2020 FERC order which is subject to various outstanding legal challenges related to the return on equity calculation and refund period ordered by the FERC. On August 9, 2022, the U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the 2020 FERC order back to the FERC. On October 17, 2024, FERC ordered a return on equity of 9.98 percent, or 10.48 percent including an incentive adder for participation in a RTO, effective September 28, 2016.

In addition, the FERC issued a Notice of Proposed Rulemaking in April 2021 to limit the 50 basis point incentive adder for participation in a regional transmission organization to only the first three years of membership in such an organization. If this proposal is adopted, our equity in earnings from ATC would be reduced by approximately $1 million pre-tax annually.

ATC's most recent 10-year transmission assessment, which covers the years 2024 through 2033, identifies a need for between $8.9 billion and $10.9 billion in transmission system investments. These investments by ATC, if undertaken, are expected to be funded through a combination of internally generated cash, debt and investor contributions. As opportunities arise, we plan to make additional investments in ATC through general capital calls based upon our pro rata ownership interest in ATC.

Properties

Our Regulated Operations businesses own office and service buildings, an energy control center, repair shops, electric plants, transmission and distribution facilities and storerooms in various localities in Minnesota, Wisconsin and North Dakota. All of the electric plants are subject to mortgages, which collateralize the outstanding first mortgage bonds of Minnesota Power and SWL&P. Most of the generating plants and substations are located on real property owned by Minnesota Power or SWL&P, subject to the lien of a mortgage, whereas most of the transmission and distribution lines are located on real property owned by others with appropriate easement rights or necessary permits from governmental authorities. WPPI Energy owns 20 percent of Boswell Unit 4. WPPI Energy has the right to use our transmission line facilities to transport its share of Boswell generation. (See Note 3. Jointly-Owned Facilities and Assets.)

REGULATED OPERATIONS (Continued)

Regulatory Matters

We are subject to the jurisdiction of various regulatory authorities and other organizations. Regulatory matters and proceedings are detailed in Note 4. Regulatory Matters, with a summary included in the following paragraphs.

Electric Rates. All rates and contract terms in our Regulated Operations are subject to approval by applicable regulatory authorities. Minnesota Power and SWL&P design their retail electric service rates based on cost of service studies under which allocations are made to the various classes of customers as approved by the MPUC or the PSCW. Nearly all retail sales include billing adjustment clauses, which may adjust electric service rates for changes in the cost of fuel and purchased energy, recovery of current and deferred conservation improvement program expenditures and recovery of certain transmission, renewable and environmental investments.

Minnesota Public Utilities Commission. The MPUC has regulatory authority over Minnesota Power's retail service area in Minnesota, retail rates, retail services, capital structure, issuance of securities and other matters. Minnesota Power's retail base rates through 2022 were based on a 2018 MPUC retail rate order that allowed for a 9.25 percent return on common equity and a 53.81 percent equity ratio. Interim rates were implemented in Minnesota Power's 2022 general rate case beginning in January 2022, and the resolution of Minnesota Power's 2022 general rate case changed the allowed return on equity to 9.65 percent and the equity ratio to 52.50 percent beginning October 1, 2023. (See *2022 Minnesota General Rate Case.*) Minnesota Power expects to implement updated rates based on the 2024 MPUC retail rate order in the first quarter of 2025. This order allows for a return on equity of 9.78 percent and an equity ratio of 53.00 percent. As authorized by the MPUC, Minnesota Power also recognizes revenue under cost recovery riders for transmission and renewable investments.

2024 Minnesota General Rate Case. On November 1, 2023, Minnesota Power filed a retail rate increase request with the MPUC seeking an average increase of approximately 12.00 percent for retail customers, net of rider revenue incorporated into base rates. The rate filing sought a return on equity of 10.30 percent and a 53.00 percent equity ratio. On an annualized basis, the requested final rate increase would have generated approximately $89 million in additional revenue. In separate orders dated December 19, 2023, the MPUC accepted the filing as complete and approved an annual interim rate increase of approximately $64 million, net of rider revenue, beginning January 1, 2024, subject to refund.

On May 3, 2024, Minnesota Power entered into a settlement agreement with the Minnesota Department of Commerce, Minnesota Office of the Attorney General, Residential Utilities Division, and Large Power Intervenors to settle the retail rate increase request. As part of the settlement agreement, the parties agreed on all issues, including an overall rate increase of $33.97 million, net of rider revenue and amounts transferring to the fuel adjustment clause, a return on equity of 9.78 percent, an equity ratio of 53.00 percent, all non-financial items and cost allocation. In an order dated November 25, 2024, the MPUC approved the settlement agreement. Final rates are expected to be implemented in the first quarter of 2025; interim rates will be collected through this period with reserves recorded as necessary. As a result of the settlement, Minnesota Power recorded a reserve for an interim rate refund of $23.0 million pre-tax as of December 31, 2024, which is subject to MPUC approval of Minnesota Power's refund calculation.

2022 Minnesota General Rate Case. In an order dated February 28, 2023, the MPUC made determinations regarding Minnesota Power's general rate case including allowing a return on common equity of 9.65 percent and a 52.50 percent equity ratio. In March 2023, Minnesota Power filed a petition for reconsideration with the MPUC requesting reconsideration and clarification of certain decisions in the MPUC's order. The MPUC denied the requests for reconsideration in an order dated May 15, 2023.

In an order dated September 29, 2023, the MPUC approved Minnesota Power's final rates, which were implemented beginning on October 1, 2023. The MPUC order also approved Minnesota Power's interim rate refund plan. Interim rates were collected through the third quarter of 2023 with reserves recorded as necessary. Minnesota Power recorded a reserve for an interim rate refund of approximately $39 million pre-tax as of September 30, 2023 (approximately $18 million as of December 31, 2022), which was refunded to customers during the fourth quarter of 2023.

Minnesota Power appealed with the Minnesota Court of Appeals (Court) specific aspects of the MPUC's February 2023 and May 2023 rate case orders for the ratemaking treatment of Taconite Harbor and Minnesota Power's prepaid pension asset. On September 9, 2024, the Court affirmed the MPUC's Taconite Harbor treatment, but reversed and remanded the treatment of Minnesota Power's prepaid pension asset back to the MPUC. The Court directed the MPUC to determine the amount of Minnesota Power's prepaid pension asset to be included in rate base. The MPUC has not yet determined the next procedural steps in implementing the Court's decision.

Minnesota Power Land Sales. In August 2020, Minnesota Power filed a petition with the MPUC for approval to sell land that surrounds several reservoirs on its hydroelectric system and is no longer required to maintain its operations. The land had an estimated value of approximately $100 million, and Minnesota Power proposed to credit ratepayers the net proceeds from the sales in a future rate case or through its renewable resources rider to mitigate future rate increases. In a November 2021 order, the MPUC authorized the land sales and directed the net proceeds to be refunded to ratepayers subject to certain conditions and required compliance filings. As of December 31, 2024, we have a regulatory liability recorded of $59.7 million related to these sales.

2021 Integrated Resource Plan. On February 1, 2021, Minnesota Power filed its latest IRP, which was approved by the MPUC in an order dated January 9, 2023. The approved IRP, which reflects a joint agreement reached with various stakeholders, outlines Minnesota Power's clean-energy transition plans through 2035. These plans include expanding its renewable energy supply, achieving coal-free operations at its facilities by 2035, and investing in a resilient and flexible transmission and distribution grid. As part of these plans, Minnesota Power anticipates adding up to 700 MW of new wind and solar energy resources, and ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Minnesota Power's plans recognize that advances in technology will play a significant role in completing its transition to carbon-free energy supply, reliably and affordably. Minnesota Power is expected to file its next IRP in March 2025.

Minnesota Power is making significant progress toward 100 percent carbon-free energy supply, continuing its commitment to climate, customers and communities through its *EnergyForward* strategy. This vision builds on Minnesota Power's achievement, in 2020, of providing 50 percent renewable energy to its customers.

Public Service Commission of Wisconsin. The PSCW has regulatory authority over SWL&P's retail sales of electricity, natural gas and water, issuances of securities and other matters. SWL&P's retail rates through 2022 were based on a December 2018 order by the PSCW that allowed for a return on equity of 10.40 percent and a 55.00 percent equity ratio. The resolution of SWL&P's 2022 general rate case changed the allowed return on equity to 10.00 percent and maintained an equity ratio of 55.00 percent. (See *2022 Wisconsin General Rate Case*.) The resolution of SWL&P's 2024 general rate case further changed the allowed return on equity to 9.80 percent and continued to maintain an equity ratio of 55.00 percent beginning January 1, 2025. (See *2024 Wisconsin General Rate Case*.)

2024 Wisconsin General Rate Case. On March 29, 2024, SWL&P filed a rate increase request for its electric, gas and water utilities with the PSCW. The filing sought an overall return on equity of 10.00 percent and a 55.00 percent equity ratio. On an annualized basis, the requested change would have increased rates by approximately 5.90 percent for retail customers and generate an estimated $7.3 million of additional revenue. In an order dated December 12, 2024, the PSCW approved an annual increase of approximately $5.5 million reflecting a return on equity of 9.80 percent and a 55.00 percent equity ratio. Final rates went into effect January 1, 2025.

2022 Wisconsin General Rate Case. In an order dated December 20, 2022, the PSCW approved an annual increase of $3.3 million reflecting a return on equity of 10.00 percent and a 55.00 percent equity ratio. Final rates went into effect January 1, 2023.

North Dakota Public Service Commission. The NDPSC has jurisdiction over site and route permitting of generation and transmission facilities in North Dakota.

Federal Energy Regulatory Commission. The FERC has jurisdiction over the licensing of hydroelectric projects, the establishment of rates and charges for transmission of electricity in interstate commerce, electricity sold at wholesale (including the rates for Minnesota Power's municipal and wholesale customers), natural gas transportation, certain accounting and recordkeeping practices, certain activities of our regulated utilities and the operations of ATC. FERC jurisdiction also includes enforcement of NERC mandatory electric reliability standards. Violations of FERC rules are subject to enforcement action by the FERC including financial penalties up to $1 million per day per violation.

Regional Organizations

Midcontinent Independent System Operator, Inc. Minnesota Power, SWL&P and ATC are members of MISO, a regional transmission organization. While Minnesota Power and SWL&P retain ownership of their respective transmission assets, their transmission networks are under the regional operational control of MISO. Minnesota Power and SWL&P take and provide transmission service under the MISO open access transmission tariff. In cooperation with stakeholders, MISO manages the delivery of electric power across 15 states and the Canadian province of Manitoba.

North American Electric Reliability Corporation. The NERC has been certified by the FERC as the national electric reliability organization. The NERC ensures the reliability of the North American bulk power system. The NERC oversees six regional entities that establish requirements, approved by the FERC, for reliable operation and maintenance of power generation facilities and transmission systems. Minnesota Power is subject to these reliability requirements and can incur significant penalties for noncompliance.

Midwest Reliability Organization (MRO). Minnesota Power and ATC are members of the MRO, one of the six regional entities overseen by the NERC. The MRO's primary responsibilities are to: ensure compliance with mandatory reliability standards by entities which own, operate or use the interconnected, international bulk power system; conduct assessments of the grid's ability to meet electricity demand in the region; and analyze regional system events. The MRO region spans the Canadian provinces of Saskatchewan and Manitoba, and all or parts of 16 states.

Minnesota Legislation

Renewable and Carbon-Free Energy Requirements. On February 7, 2023, the Minnesota Governor signed into law legislation that updates the state's renewable energy standard and requires Minnesota electric utilities to source retail sales with 100 percent carbon-free energy by 2040. The law increases the renewable energy standard from 25 percent renewable by 2025 to 55 percent renewable by 2035, and requires investor-owned Minnesota utilities to provide 80 percent carbon-free energy by 2030, 90 percent carbon-free energy by 2035 and 100 percent carbon-free energy by 2040. The law utilizes renewable energy credits as the means to demonstrate compliance with both the carbon-free and renewable energy standards, includes an off ramp provision that enables the MPUC to protect reliability and customer costs through modification or delay of either the renewable energy standard, the carbon-free standard, or both, and streamlines development and construction of wind energy projects and transmission in Minnesota. Ongoing progress towards compliance with Minnesota's Carbon Free Standard is evaluated in the IRP proceedings at the MPUC. Minnesota Power's next IRP will be filed in March 2025 and discuss progress towards compliance with the 2040 law. Minnesota Power is also working with various stakeholders and participating in the regulatory process to implement this legislation.

In 2024, 55 percent of Minnesota Power's power supply for its retail and municipal customers in Minnesota has been provided by renewable energy sources. Minnesota Power's plans include expanding its renewable energy supply to 70 percent renewable energy by 2030. Minnesota Power has also set a target to achieve an 80 percent reduction in carbon emissions by 2035 compared to 2005 levels. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Outlook – EnergyForward.)

Minnesota Solar Energy Standard. Minnesota law requires at least 1.5 percent of total retail electric sales, excluding sales to certain customers, to be generated by solar energy. At least 10 percent of the 1.5 percent mandate must be met by solar energy generated by or procured from solar photovoltaic devices with a nameplate capacity of 40 kW or less and community solar garden subscriptions. Minnesota Power has met both parts of the solar mandate to date.

REGULATED OPERATIONS (Continued)

Competition

Retail electric energy sales in Minnesota and Wisconsin are made to customers in assigned service territories. As a result, most retail electric customers in Minnesota do not have the ability to choose their electric supplier. Large energy users of 2 MW and above that are located outside of a municipality are allowed to choose a supplier upon MPUC approval. Minnesota Power served eight Large Power Customers under contracts of at least 10 MW in 2024, none of which have engaged in a competitive rate process. (See *Electric Sales / Customers.*) No other large commercial or small industrial customers in Minnesota Power's service territory have sought a provider outside Minnesota Power's service territory. Retail electric and natural gas customers in Wisconsin do not have the ability to choose their energy supplier. In both states, however, electricity may compete with other forms of energy. Customers may also choose to generate their own electricity, or substitute other forms of energy for their manufacturing processes.

In 2024, 4 percent of total regulated utility kWh sales were to municipal customers in Minnesota. These customers have the right to seek an energy supply from any wholesale electric service provider upon contract expiration. Minnesota Power's wholesale electric contract with the Nashwauk Public Utilities Commission is effective through 2037. Minnesota Power's wholesale electric contracts with 13 other non-affiliated municipal customers are effective through 2029. (See *Electric Sales / Customers.*)

The FERC has continued with its efforts to promote a competitive wholesale market through open-access electric transmission and other means. As a result, our electric sales to Other Power Suppliers and our purchases to supply our retail and wholesale load are made in a competitive market.

Franchises

Minnesota Power holds franchises to construct and maintain an electric distribution and transmission system in certain cities within its service territory. The remaining cities, villages and towns served by Minnesota Power do not require a franchise to operate. SWL&P serves customers under electric, natural gas or water franchises in one city and 14 villages and towns.

ALLETE CLEAN ENERGY

ALLETE Clean Energy focuses on developing, acquiring, and operating clean and renewable energy projects. ALLETE Clean Energy currently owns, operates, or has developed more than 1,600 megawatts of wind energy generation in five major energy markets and eight states across the U.S. with a majority contracted under PSAs of various durations. In addition, ALLETE Clean Energy engages in the development of wind energy facilities to operate under long-term PSAs or for sale to others upon completion. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Outlook – ALLETE Clean Energy.)

ALLETE Clean Energy believes the market for renewable energy in North America is robust, driven by several factors including environmental regulation, tax incentives such as the extension of production tax credit and investment tax credits, societal expectations and continual technology advances. State renewable portfolio standards, state or federal regulations to limit GHG emissions and the extension of production tax credit and investment tax credits are examples of environmental regulation or public policy that we believe will drive renewable energy development.

ALLETE Clean Energy's strategy includes the safe, reliable, optimal and profitable operation of its existing facilities. This includes a strong safety culture, the continuous pursuit of operational efficiencies at existing facilities and cost controls. ALLETE Clean Energy generally acquires facilities in liquid power markets and its strategy includes the exploration of PSA extensions upon expiration of existing contracts, production tax credit requalification of existing facilities or the sale of facilities.

ALLETE CLEAN ENERGY (Continued)

ALLETE Clean Energy manages risk by having a diverse portfolio of assets, which includes PSA expiration, technology and geographic diversity. The current operating portfolio is subject to typical variations in seasonal wind with higher wind resources typically available in the winter months. The majority of its planned maintenance leverages this seasonality and is performed during lower wind periods. ALLETE Clean Energy's current operating portfolio is as follows:

Region	Wind Energy Facility	Capacity MW	MW	PSA Expiration
East	Armenia Mountain	101		
	PSA 1		50%	2031
	PSA 2		50%	2031
Midwest	Lake Benton	104	100%	2028
	Storm Lake I	108	100%	2027
	Storm Lake II	77		
	Merchant		90%	n/a
	PSA		10%	2032
	Other	17	100%	2028
South	Caddo	303		
	Merchant		27%	n/a
	PSA 1		66%	2034
	PSA 2		7%	2034
	Diamond Spring	303		
	PSA 1		58%	2035
	PSA 2		25%	2032
	PSA 3		17%	2035
West	Condon	50	100%	2028
	Glen Ullin	106	100%	2039
	South Peak	80	100%	2035

The majority of ALLETE Clean Energy's wind operations are located on real property owned by others with easement rights or necessary consents of governmental authorities. ALLETE Clean Energy's Glen Ullin, South Peak, Diamond Spring and Caddo wind energy facilities are subject to tax equity financing structures. (See Note 1. Operations and Significant Accounting Policies.)

CORPORATE AND OTHER

New Energy

In April 2022, a wholly-owned subsidiary of ALLETE acquired 100 percent of the membership interests of New Energy for a purchase price of $165.5 million. New Energy, which is headquartered in Annapolis, Maryland, is a renewable energy development company with a primary focus on solar and storage facilities while also offering comprehensive operations, maintenance and asset management services. New Energy is a leading developer of community, commercial and industrial, and small utility-scale renewable energy projects that has completed more than 575 MW in its history, totaling more than $1.4 billion of capital. New Energy currently has a robust project pipeline with greater than 2,000 MW of renewable projects in development across over 20 different states. New Energy is involved in greenfield development as well as acquiring and completing mid-stage and late-stage renewable energy projects. New Energy will continue its current strategy of developing, owning and operating renewable energy projects.

Investment in Nobles 2

Our subsidiary, ALLETE South Wind, owns a 49 percent equity interest in Nobles 2, the entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota pursuant to a 20-year PPA with Minnesota Power. As of December 31, 2024, our equity investment in Nobles 2 was $145.7 million ($151.5 million at December 31, 2023). (See Note 6. Equity Investments.)

CORPORATE AND OTHER (Continued)

South Shore Energy

South Shore Energy, ALLETE's non-rate regulated, Wisconsin subsidiary, is developing NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility to be built in Superior, Wisconsin, which will be jointly owned by Dairyland Power Cooperative, Basin and South Shore Energy. Minnesota Power is expected to purchase approximately 20 percent of the facility's output starting upon the completion of the facility pursuant to a capacity dedication agreement. Construction of NTEC is subject to obtaining additional permits from local, state and federal authorities. The total project cost is estimated to be approximately $700 million, of which South Shore Energy will be responsible for approximately 20 percent. South Shore Energy's portion of NTEC project costs incurred through December 31, 2024, is approximately $10 million.

BNI Energy

BNI Energy is a supplier of lignite coal in North Dakota, producing approximately 4 million tons annually and has an estimated 650 million tons of lignite coal reserves. Two electric generating cooperatives, Minnkota Power and Square Butte, consume virtually all of BNI Energy's production of lignite under cost-plus fixed fee coal supply agreements extending through December 31, 2037. (See Item 1. Business – Regulated Operations – Power Supply – Long-Term Purchased Power and Note 9. Commitments, Guarantees and Contingencies.) The mining process disturbs and reclaims between 200 and 250 acres per year. Laws require that the reclaimed land be at least as productive as it was prior to mining. As of December 31, 2024, BNI Energy's total reclamation liability is estimated at $82.1 million, which is included in Other Non-Current Liabilities on the Consolidated Balance Sheet at its present value. These costs are included in the cost-plus fixed fee contract, for which an asset reclamation cost receivable was included in Other Non-Current Assets on the Consolidated Balance Sheet. The asset reclamation obligation is guaranteed by surety bonds and a letter of credit. (See Note 9. Commitments, Guarantees and Contingencies.)

ALLETE Properties

ALLETE Properties represents our legacy Florida real estate investment. ALLETE Properties' major project in Florida is Town Center at Palm Coast, which consists of approximately 200 acres of land as well as various residential units and non-residential square footage. In addition to the Town Center at Palm Coast project, ALLETE Properties has approximately 500 acres of other land available for sale. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Outlook – Corporate and Other – ALLETE Properties.)

Seller Financing. ALLETE Properties occasionally provides seller financing to qualified buyers. As of December 31, 2024, outstanding finance receivables were $3.5 million, net of reserves, with maturities through 2029. These finance receivables accrue interest at market-based rates and are collateralized by the financed properties.

Regulation. A substantial portion of our development properties in Florida are subject to federal, state and local regulations, and restrictions that may impose significant costs or limitations on our ability to develop the properties. Much of our property is vacant land and some is located in areas where development may affect the natural habitats of various protected wildlife species or in sensitive environmental areas such as wetlands.

Non-Rate Base Generation and Miscellaneous

Corporate and Other also includes other business development and corporate expenditures, unallocated interest expense, a small amount of non-rate base generation, land holdings in Minnesota, and earnings on cash and investments.

As of December 31, 2024, non-rate base generation consists of 29 MW of natural gas and hydro generation at Rapids Energy Center in Grand Rapids, Minnesota, which is primarily dedicated to the needs of one customer, UPM Blandin, and approximately 20 MW of solar energy facilities located in Sylvan, Hoyt Lakes, and Duluth, Minnesota, which sell energy generated to Minnesota Power.

ENVIRONMENTAL MATTERS

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. A number of regulatory changes to the Clean Air Act, the Clean Water Act and various waste management requirements have been promulgated by both the EPA and state authorities over the past several years. Minnesota Power's facilities are subject to additional requirements under many of these regulations. Minnesota Power is reshaping its generation portfolio, over time, to reduce its reliance on coal, has installed cost-effective emission control technology, and advocates for sound science and policy during rulemaking implementation.

We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits have been obtained. We anticipate that with many state and federal environmental regulations and requirements finalized, or to be finalized in the near future, potential expenditures for future environmental matters may be material and require significant capital investments. Minnesota Power has evaluated various environmental compliance scenarios using possible outcomes of environmental regulations to project power supply trends and impacts on customers.

We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. Accruals are adjusted as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the Consolidated Balance Sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are expensed unless recoverable in rates from customers. (See Note 9. Commitments, Guarantees and Contingencies.)

HUMAN CAPITAL MANAGEMENT

The Company's key human capital management objectives are to attract, recognize and retain high quality talent, align with strategic business objectives and support the Company's values. To support these objectives, the Company's programs are designed to develop talent; reward and support employees through competitive compensation programs and benefit plans; enhance the Company's culture through efforts aimed at making the workplace more engaging, safe and inclusive; and recruit talent and leverage internal opportunities to create a high-performing, diverse workforce. Our management, the ALLETE Board of Directors Executive Compensation and Human Capital Committee, and our Board of Directors as a whole play key roles in reviewing and overseeing our human capital practices.

As of December 31, 2024, ALLETE had 1,616 employees, of which 1,564 were full-time. We also respect employees' freedom of association and their right to collectively organize. As of December 31, 2024, Minnesota Power and SWL&P have an aggregate of 490 employees covered under collective bargaining agreements, of which most are members of the International Brotherhood of Electrical Workers (IBEW) Local 31. The current labor agreements with IBEW Local 31 expire on April 30, 2026, for Minnesota Power and January 31, 2027, for SWL&P. BNI Energy has 129 employees that are members of IBEW Local 1593. The current labor agreement with IBEW Local 1593 expires on March 31, 2026.

ALLETE's Human Rights Policy confirms our commitment to the advancement and protection of human rights, consistent with U.S. human rights laws and the general principles in the International Labour Organization Convention.

Integrity. Integrity is a foundational, shared value at ALLETE, is important to ALLETE's business and operations, and enables our success. The Company has a written Code of Business Conduct that applies to all our employees, directors of ALLETE, contractors, vendors, and others who do business with or on behalf of ALLETE.

Health and Safety. The success of our business is fundamentally connected to the well-being of our people. Our journey to zero injury starts with a culture that is open and transparent. We encourage all employees to report injuries, near misses, and good catches, so that we can learn and share with others throughout the Company to improve safety performance. Leaders have regular safety conversations with employees, where hazard identification and controls are discussed to ensure we have defenses in depth and the capability to work safely. To monitor progress, the Company uses both leading and lagging indicators to analyze safety performance, injury trends, program participation and other data, such as data from our Company-wide safety perception survey to make informed decisions on safety practices aligned with direct input from our valued employees.

HUMAN CAPITAL MANAGEMENT (Continued)

Talent Attraction, Retention and Development. For more than a century, ALLETE has been successful because of our ability to attract and retain high-quality people who demonstrate our shared values. We engage in workforce planning, and succession planning, while building a robust talent pathways and monitoring turnover.

We recognize and support the growth and development of our employees and offer opportunities to participate in internal and external learning programs, supervisory and leadership development programs, and mentoring. Our internal talent development programs provide employees with the resources they need to develop proficiency in their role, help achieve their career goals and build leadership skills. We are focusing initiatives on programs to expand the diversity of new hires and updating on-the-job training—including apprenticeships and scholarships aimed at bridging opportunity gaps—as we recognize the importance of a strong talent pathway. Our internship program and our partnerships and participation in outreach programs with local schools and colleges attract students to careers in the energy industry.

Compensation and Benefits. Our competitive compensation package gives employees flexibility, choices and opportunities. Competitive compensation is important for the Company to attract and retain a qualified workforce to successfully manage our business and achieve our business objectives. We also strive to ensure pay equity among diverse employees performing equal or substantially similar work. Periodically, we review the median pay of our male and female employees as well as employees from diverse backgrounds.

Living Our People Value. We care for people – our employees, our customers, the communities in which we serve, and our investors. We demonstrate this care by respecting and embracing differences and creating an environment where everyone feels included and can thrive. We believe that a workforce comprised of diverse backgrounds and experiences, where everyone is welcome and treated equitably, leads to stronger outcomes for all stakeholders.

The Company has a Respect in the Workplace initiative, which includes education as well as ongoing discussions focused on building respectful relationships and managing bias. We strive to ensure our People value is demonstrated in the areas of workforce, supply chain, communications, customer relations, and community citizenship at ALLETE. ALLETE continues to take tangible steps toward advancing efforts by continuing to raise awareness and furthering intentional external relationships and partnerships.

Yellow Ribbon Program. ALLETE and its subsidiaries are dedicated to supporting veterans, military members and their families. An employee effort grew out of that spirit of commitment to veterans and led the State of Minnesota to designate ALLETE/Minnesota Power and ALLETE Clean Energy as Yellow Ribbon Companies. The mission of ALLETE's Yellow Ribbon Program is to contribute to the Company's unique culture by proactively recruiting and retaining the best and supporting an environment in which military-connected employees can thrive.

AVAILABILITY OF INFORMATION

ALLETE makes its SEC filings, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(e) or 15(d) of the Securities Exchange Act of 1934, available free of charge on ALLETE's website, www.allete.com, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

As of February 13, 2025, these are the executive officers of ALLETE:

Executive Officers	Initial Effective Date
Bethany M. Owen, Age 59	
Chair, President and Chief Executive Officer	May 11, 2021
President and Chief Executive Officer	February 3, 2020
Nicole R. Johnson, Age 50	
Vice President and President of ALLETE Clean Energy	August 22, 2022
Vice President and Chief Administrative Officer	June 28, 2019
Steven W. Morris, Age 63 (a)	
Senior Vice President and Chief Financial Officer	February 9, 2022
Vice President and Chief Accounting Officer	October 28, 2021
Vice President, Controller and Chief Accounting Officer	December 24, 2016
Julie L. Padilla, Age 49	
Vice President, Chief Legal Officer and Corporate Secretary	June 1, 2024
Jeffrey J. Scissons, Age 48	
Vice President and Corporate Treasurer	September 19, 2024
Joshua J. Skelton, Age 45	
Vice President and Chief Operating Officer of Minnesota Power	August 22, 2022

(a) *On January 24, 2025, ALLETE announced the planned retirement of Steven W. Morris. As part of an orderly transition, Mr. Morris will remain at the Company through his retirement date of July 18, 2025.*

All of the executive officers have been employed by us for more than five years in executive or management positions except for Ms. Padilla. Prior to election to the positions listed above, the following executives held other positions with the Company during the past five years.

- *Mr. Skelton* was Chief Operating Officer of Minnesota Power from November 2020 to August 2022; and Vice President Generation Operations and ALLETE Safety from May 2019 to November 2020.
- *Mr. Scissons* was ALLETE Corporate Development and ALLETE Clean Energy Strategy Officer from September 2023 to September 2024; ALLETE Clean Energy Chief Financial and Strategy Officer from January 2022 to September 2023; Director Corporate Development from January 2021 to January 2022; and Assistant Treasurer from January 2017 to January 2021.

During the past five years, Ms. Padilla held positions as Chief Regulatory Officer at Twin Metals Minnesota from April 2019 to July 2022 and an attorney at Fryberger Law Firm from November 2022 to April 2024.

There are no family relationships between any of the executive officers. All officers and directors are elected or appointed annually.

The present term of office of the executive officers listed in the preceding table extends to the first meeting of our Board of Directors after the next annual meeting of shareholders. Both meetings are scheduled for May 13, 2025.

Item 1A. Risk Factors

The risks and uncertainties discussed below could materially affect our business operations, financial position, results of operations and cash flows, and should be carefully considered by stakeholders. The risks and uncertainties in this section are not the only ones we face; additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations, financial position, results of operations and cash flows. Accordingly, the risks described below should be carefully considered together with other information set forth in this report and in future reports that we file with the SEC.

Regulated Operations Risks

Our results of operations could be negatively impacted if our taconite, paper and pipeline customers experience an economic downturn, incur work stoppages, fail to compete effectively, experience decreased demand, fail to economically obtain raw materials, fail to renew or obtain necessary permits, or experience a decline in prices for their product.

Minnesota Power's Large Power Customers (see Item 1. Business – Regulated Operations – Electric Sales / Customers) and Silver Bay Power accounted for 31 percent of our 2024 consolidated operating revenue (24 percent in 2023 and 29 percent in 2022) and 38 percent of Regulated Operations operating revenue (36 percent in 2023 and 36 percent in 2022). Minnesota Power's taconite customers, which are currently owned by only two entities at the end of 2024, accounted for approximately 27 percent of consolidated operating revenue and 33 percent of Regulated Operations operating revenue in 2024. This concentrated ownership presents customer concentration risk for the Company, and could lead to further capacity consolidation for both steel blast furnaces and related Minnesota iron ore production. These customers are also involved in cyclical industries that by their nature are adversely impacted by economic downturns and are subject to strong competition in the marketplace. The North American paper and pulp industry also faces declining demand due to the impact of electronic substitution for print and changing customer needs. As a result, certain paper and pulp customers have reduced their existing operations or idled facilities in recent years and have pursued or are pursuing product changes in response to declining demand. Additionally, the taconite industry could be impacted by changing technology in the steel industry such as the adoption of electric arc furnaces for steelmaking, which could result in declining demand for taconite and the electricity used during its production.

Minnesota Power also serves two pipeline customers that accounted for 2 percent of our 2024 consolidated operating revenue (2 percent in 2023 and in 2022) and 2 percent of Regulated Operations revenue in 2024 (3 percent in 2023 and 2 percent in 2022). These customers are involved in an industry that is seeing increased environmental pressure for construction of new or expanded pipeline infrastructure for the transportation of fossil fuels. Changes in regulatory rulings or permit proceedings could result in changes to operations of the pipeline network in our service territory.

Accordingly, if our industrial customers experience an economic downturn, incur a work stoppage (including strikes, lock-outs or other events), fail to compete effectively, experience decreased demand, fail to economically obtain raw materials or operate their facilities, fail to renew or obtain necessary permits, or experience a decline in demand or prices for their product, there could be adverse effects on their operations and, consequently, this could have a negative impact on our results of operations as we are unable to remarket at similar prices the energy that would otherwise have been sold to such customers.

We may not be able to successfully implement our strategic objectives of growing load at our utilities if current or potential industrial or municipal customers are unable to successfully implement expansion plans, including the inability to obtain necessary governmental permits and approvals.

As part of our long-term strategy, we pursue new wholesale and retail loads in and around our service territories. Currently, there are several companies in northeastern Minnesota that are in the process of developing natural resource-based projects that represent long-term growth potential and load diversity for our Regulated Operations businesses. These projects may include construction of new facilities and restarts of old facilities, both of which require permitting and approvals to be obtained before the projects can be successfully implemented. If a project does not obtain any necessary governmental (including environmental) permits and approvals or if these customers are unable to successfully implement expansion plans, our long-term strategy and thus our results of operations could be adversely impacted.

Our businesses, investments and customers are subject to an extensive legal and regulatory framework under federal and state laws as well as regulations imposed by other organizations that may have a negative impact on our business and results of operations.

Our businesses, investments and customers are subject to an extensive legal and regulatory framework imposed under federal and state law including regulations administered by the FERC, MPUC, MPCA, PSCW, NDPSC and EPA as well as regulations administered by other organizations including the NERC. These laws and regulations relate to allowed rates of return, capital structure, financings, rate and cost structure, acquisition and disposal of assets and facilities, construction and operation of generation, transmission and distribution facilities (including the ongoing maintenance and reliable operation of such facilities), recovery of purchased power costs and capital investments, approval of integrated resource plans and present or prospective wholesale and retail competition, renewable portfolio standards that require utilities to obtain specified percentages of electric supply from eligible renewable generation sources, among other things. Energy policy initiatives at the state or federal level could increase or accelerate renewable and carbon-free energy standards or incentives for distributed generation, municipal utility ownership, or local initiatives could introduce generation or distribution requirements that could change the current integrated utility model. (See Item 1. Business – Regulated Operations – Minnesota Legislation.) Our transmission systems and electric generation facilities are subject to the NERC mandatory reliability standards, including cybersecurity standards. Compliance with these standards may lead to increased operating costs and capital expenditures which are subject to regulatory approval for recovery. If it was determined that we were not in compliance with these mandatory reliability standards or other statutes, rules and orders, we could incur substantial monetary penalties and other sanctions, which could adversely affect our results of operations.

These laws and regulations significantly influence our operations and may affect our ability to recover costs from our customers. We are required to have numerous permits, licenses, approvals and certificates from the agencies and other organizations that regulate our business. We believe we have obtained the necessary permits, licenses, approvals and certificates for our existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies and other organizations. Changes in regulations, timing of approvals, the adoption of new regulations or the expansion of jurisdiction by these agencies and other organizations could have an adverse impact on our business and results of operations. In addition, our ability to manage changing regulations could be impacted by our rights and obligations under joint ownership agreements.

Our ability to obtain rate adjustments to maintain reasonable rates of return depends upon regulatory action under applicable statutes and regulations, and we cannot provide assurance that rate adjustments will be obtained or reasonable authorized rates of return on capital will be earned. Minnesota Power and SWL&P, from time to time, file general rate cases with, or otherwise seek cost recovery authorization from, federal and state regulatory authorities. If Minnesota Power and SWL&P do not receive an adequate amount of rate relief in general rate cases, including if rates are reduced, if increased rates are not approved or recovered on a timely basis, if fuel adjustment clause recoveries or cost recovery for other items are not granted at the requested level, or costs are otherwise unable to be recovered through rates, we may experience an adverse impact on our financial position, results of operations and cash flows. We are unable to predict the impact on our business and results of operations from future legislation or regulatory activities of any of these agencies or organizations.

Our regulated operations present certain environmental risks that could adversely affect our financial position and results of operations, including effects of environmental laws and regulations, physical risks associated with climate change and initiatives designed to reduce the impact of GHG emissions.

We are subject to extensive environmental laws and regulations affecting many aspects of our past, present and future operations, including air quality, water quality and usage, waste management, reclamation, hazardous wastes, avian mortality and natural resources. These laws and regulations, or new laws and regulations that may be passed, can result in increased capital expenditures and increased operating and other costs as a result of compliance, remediation, containment and monitoring obligations, particularly with regard to laws relating to emissions, coal ash and water discharge at generating facilities.

These laws and regulations could restrict the output of some existing facilities, limit the use of some fuels in the production of electricity, require the installation of additional pollution control equipment, require participation in environmental emission allowance trading, and lead to other environmental considerations and costs, which could have an adverse impact on our business, operations and results of operations.

These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Violations of these laws and regulations could expose us to regulatory and legal proceedings, disputes with, and legal challenges by, governmental authorities and private parties, as well as potential significant civil fines criminal penalties and other sanctions. On August 12, 2024, Minnesota Power received a Notice of Violation (NOV) from the MPCA, related to the spill at Boswell from a pipeline carrying ash wastewater from an inactive onsite storage pond to Blackwater Creek, which the Company reported on July 16, 2024. Minnesota Power continues to work with state and federal agencies to evaluate and mitigate the impacts from this event. We are unable to predict the mitigation or other costs related to the ash wastewater spill at this time; however, the costs could be material. (See Note 9. Commitments, Guarantees and Contingencies.)

Existing environmental regulations may be revised and new environmental regulations may be adopted or become applicable to us. Revised or additional regulations which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have an adverse effect on our results of operations.

There is significant uncertainty regarding if and when new laws, regulations or administrative policies will be adopted to reduce or limit GHG and the impact any such laws or regulations would have on us. In 2024, our operating coal-fired generating facilities consisted of the 352 MW Boswell Unit 3 and the 468 MW Boswell Unit 4. (See Item 7. Management Discussion and Analysis of Financial Condition and Results of Operation – Outlook – EnergyForward.) Any future limits on GHG emissions at the federal or state level, or action taken by regulators, before these facilities are retired or become coal-free may require us to incur significant capital expenditures and increases in operating costs, or could result in early closure of coal-fired generating facilities, stranded assets, an impairment of assets, denial of full recovery of decommissioning costs in excess of amounts previously collected, or otherwise adversely affect our results of operations, particularly if resulting expenditures and costs are not fully recoverable from customers.

Our regulated operations may be adversely impacted by the physical and financial risks associated with climate change. See *Entity-wide Risks* for additional discussion of risks related to GHG and climate change.

We cannot predict the amount or timing of all future expenditures related to environmental matters because of uncertainty as to applicable regulations or requirements. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties. Violations of certain environmental statutes, rules and regulations could expose ALLETE to third party disputes and potentially significant monetary penalties, as well as other sanctions for noncompliance.

The operation and maintenance of our regulated electric generation, transmission and distribution facilities are subject to operational risks that could adversely affect our financial position, results of operations and cash flows.

The operation of generating facilities involves many risks, including start-up operational risks, breakdown or failure of facilities, the dependence on a specific fuel source, inadequate fuel supply, availability of fuel transportation, and the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output or efficiency. A significant portion of our facilities contain older generating equipment, which, even if maintained in accordance with good engineering practices, may require significant capital expenditures to continue operating at peak efficiency. Generation, transmission and distribution facilities and equipment are also likely to require periodic upgrades and improvements due to changing environmental standards and technological advances. Our ability to manage and operate certain facilities could also be impacted by our rights and obligations under the joint ownership agreements. We could be subject to costs associated with any unexpected failure to produce or deliver power, including failure caused by breakdown, forced outage or limited availability of fuel or fuel transportation, as well as the repair of damage to facilities due to breakdown, storms, natural disasters, wars, sabotage, terrorist acts and other catastrophic events. This could also lead to requiring additional purchased power to meet requirements of serving our retail load, which for Minnesota Power is subject to recovery under the fuel adjustment clause. Should these costs be denied or are otherwise unable to be recovered, our financial position, results of operations and cash flows could be adversely impacted.

Our ability to successfully and timely complete capital repairs or improvements to existing regulated facilities or in the development of new electric generation and transmission facilities or other capital projects is contingent upon many variables.

We expect to incur significant capital expenditures in making capital repairs or improvements to our existing electric generation and transmission facilities and in the development and construction of new electric generation and transmission facilities. Should any such efforts be unsuccessful, not completed in a timely manner, if we are unable to obtain the necessary permits, land rights and regulatory approvals, or if there are increases in the costs for or limited availability of key materials, supplies, labor and services, we could be subject to additional costs or impairments, and projects may be delayed or canceled which could have an adverse impact on our financial position, results of operation and cash flows.

Our regulated electric operations may not have access to adequate and reliable transmission and distribution facilities necessary to deliver electricity to our customers.

We depend on our own transmission and distribution facilities, as well as facilities owned by other utilities, to deliver the electricity sold to our customers, and to other energy suppliers. If transmission capacity is inadequate or transmission and distribution facilities we rely on are damaged, our ability to sell and deliver electricity may be limited. We may have to forgo sales or may have to buy more expensive wholesale electricity that is available in a capacity-constrained area. The ability to restore adequate capacity or repair damaged infrastructure may be impacted by the availability of key materials, supplies, labor and services, which if unavailable may prolong the impact of capacity constraints or damaged facilities. In addition, any infrastructure failure or damage that interrupts or impairs delivery of electricity to our customers could negatively impact the satisfaction of our customers, which could have an adverse impact on our business and results of operations.

The price of electricity may be volatile and fuel may be volatile and availability may be limited.

Volatility in market prices for electricity and volatility and limited availability of fuel could adversely impact our financial position and results of operations and may result from:

- severe or unexpected weather conditions and natural disasters;
- seasonality;
- changes in electricity usage;
- transmission or transportation constraints, inoperability or inefficiencies;
- availability of competitively priced alternative energy sources;
- changes in supply and demand for energy;
- changes in power production capacity;
- outages at our generating facilities or those of our competitors;
- availability of fuel and transportation of fuel;
- changes in production and storage levels of natural gas, lignite, coal, crude oil and refined products;
- wars, sabotage, terrorist acts, cybersecurity attacks or other catastrophic events; and
- federal, state, local and foreign energy, environmental, or other regulation and legislation, including the direct and indirect effects of new or changes in tariffs.

Volatility in market prices for our fuel and purchased power costs impacts our sales to retail, municipal and Other Power Suppliers. Fluctuations in our fuel and purchased power costs related to our retail and municipal customers are passed on to customers through the fuel adjustment clause; however, our results of operations and cash flows may be adversely impacted if increased fuel adjustment clause rates are not approved or recovered on a timely basis, if cost recovery is not granted at the requested level, or costs are otherwise unable to be recovered through the fuel adjustment clause.

Wholesale prices for electricity have also declined in recent years primarily due to the extension of renewable tax credits and additional renewable generation commencing operations. If there are reductions in demand from current customers, we lose retail customers, or we lose municipal customers that do not renew existing contracts, we will market any available power to Other Power Suppliers in an effort to mitigate any earnings impact. Sales to Other Power Suppliers are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations. Due to wholesale prices for electricity being below our rates for retail and municipal customers, we do not expect that our power marketing efforts would fully offset the reduction in earnings resulting from the lower demand from existing customers or the loss of customers. (See Item 1. Business – Regulated Operations – Electric Sales / Customers.)

Item 1A. Risk Factors (Continued)
Regulated Operations Risks (Continued)

Demand for energy may decrease.

Our results of operations are impacted by the demand for energy in our service territories, our municipal customers and other power suppliers. There could be lower demand for energy due to a loss of customers as a result of economic conditions, customers constructing or installing their own generation facilities, higher costs and rates charged to customers, eligible municipal and other power suppliers choosing an alternative energy provider, or loss of service territory or franchises. Further, energy conservation and technological advances that increased energy efficiency may temporarily or permanently reduce the demand for energy products. In addition, we are impacted by state and federal regulations requiring mandatory conservation measures, which reduce the demand for energy products. Continuing technology improvements and regulatory developments may make customer and third party-owned generation technologies such as rooftop solar systems, WTGs, microturbines and battery storage systems more cost effective and feasible for certain customers. If customers utilize their own generation, demand for energy from us would decline. There may not be future economic growth opportunities that would enable us to replace the lost energy demand from these customers. Therefore, a decrease in demand for energy could adversely impact our financial position, results of operations and cash flows.

ALLETE Clean Energy / Corporate and Other Risks

The inability to successfully manage and grow our businesses could adversely affect our results of operations.

The Company's strategy includes adding customers, new geographies, and growth through acquisitions or project development with long-term PSAs in place for the output or to be sold upon completion. This strategy depends, in part, on the Company's ability to successfully identify and evaluate acquisition or development opportunities and consummate acquisitions on acceptable terms and obtain all required permits and approvals. The Company may compete with other companies for these acquisition and development opportunities, which may increase the Company's cost of making acquisitions and the Company may be unsuccessful in pursuing these acquisition opportunities. Other companies may be able to pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets than the Company's financial or human resources permit. New laws and regulations promoting renewable energy generation may result in increased competition. Our ALLETE Clean Energy business is experiencing return pressures from increased competition, and lower forward price curves, as a growing amount of investment capital is being directed into wind energy generation opportunities. In addition, current and potential new project developments at our businesses can be negatively affected by a lower ALLETE stock price, which may result in such projects not being accretive, or otherwise unable to satisfy our financial objectives criteria to proceed. Additionally, tax law changes may adversely impact the economic characteristics of potential acquisitions or investments. If the Company is unable to execute its strategy of growth through acquisitions, project development for others, or the addition of new customers and geographies, it may impede our long-term objectives and business strategy.

Acquisitions and operations of recently acquired entities are subject to uncertainties. If we are unable to successfully integrate and manage future acquisitions and strategic investments, this could have an adverse impact on our results of operations. Our actual results may also differ from our expectations due to factors such as the ability to obtain timely regulatory or governmental approvals, integration and operational issues and the ability to retain management and other key personnel.

The generation of electricity from wind and solar energy facilities depends heavily on suitable meteorological conditions.

Although our electric generation facilities are located in diverse geographic regions to reduce the potential impact that may be caused by unfavorable weather in a particular region, suitable meteorological conditions are variable and difficult to predict. If wind or solar conditions are unfavorable or meteorological conditions are unsuitable, electricity generation and revenue from wind and solar energy facilities may be substantially below our expectations. The electricity produced, production tax credits received, and revenues generated by a wind or solar energy facility are highly dependent on suitable wind conditions and associated weather conditions, which are variable and beyond our control. We base our decisions about which wind and solar projects to build or acquire as well as our electricity generation estimates, in part, on the findings of long-term wind and other meteorological studies conducted on the project site and its region; however, the unpredictable nature of wind and solar conditions, weather and meteorological conditions can result in material deviations from these studies and our expectations. Furthermore, components of our systems could be damaged by severe weather, such as hailstorms, lightning or tornadoes. In addition, replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable wind and solar conditions, weather or changes to meteorological patterns could impair the effectiveness of our electric generation facility assets, reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our wind energy facilities or lead to an impairment of assets.

The construction, operation and maintenance of our electric generation facilities or investment in facilities are subject to operational risks that could adversely affect our financial position, results of operations and cash flows.

The construction and operation of generating facilities involves many risks, including the performance by key contracted suppliers and maintenance providers; increases in the costs for or limited availability of key materials, supplies, labor and services; start-up operations risks; breakdown or failure of facilities; curtailment of facilities by counterparties or due to inadequate transmission capacity; the dependence on the availability of wind resources; or the impact of unusual, adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output or efficiency. Some of our facilities contain older generating equipment, which even if maintained in accordance with good engineering practices, may require significant capital expenditures to continue operating at peak efficiency. We could be subject to costs associated with any unexpected failure to produce and deliver power, including failure caused by breakdown or forced outage, as well as the repair of damage to facilities due to storms, natural disasters, wars, sabotage, terrorist acts and other catastrophic events.

The price of electricity may be volatile, which may impact results of operations at ALLETE Clean Energy wind energy facilities under contracts with commercial and industrial (C&I) customers.

Unusual, adverse weather conditions or other natural events and different settlement prices between hub and node can cause volatility in market prices for electricity and adversely affect our financial position, results of operations and cash flows. ALLETE Clean Energy's power sales agreements with C&I customers at its Diamond Spring and Caddo wind energy facilities are contracts for differences where power is delivered to the market, a fixed price is paid by the customers to ALLETE Clean Energy, and differences between the market price and the fixed price are paid to or received from the customers. Certain contracts also settle with the market at the hub price whereas ALLETE Clean Energy settles with the customer at the node price which can vary significantly based on multiple factors. These settlement provisions can result in an adverse impact on our financial position, results of operations and cash flows when market prices are volatile, or lead to potential impairment of property, plant and equipment if these conditions persist for an extended period of time.

As contracts with counterparties expire, we may not be able to replace them with agreements on similar terms or divest the related assets at a profit.

ALLETE Clean Energy is party to PSAs that expire in various years between 2027 and 2039. These PSA expirations are prior to the end of the estimated useful lives of the respective wind energy facilities. If, for any reason, ALLETE Clean Energy is unable to enter into new agreements with existing or new counterparties on similar terms once the current agreements expire, sell energy in the wholesale market resulting in similar revenue, or enter into a contract to sell the facility at a profit, our financial position, results of operations and cash flows could be adversely affected, which includes potential impairment of property, plant and equipment.

Counterparties to turbine and other generation supply, service and maintenance, or power sale agreements may not fulfill their obligations.

Our businesses are party to turbine and other generation supply agreements, service and maintenance agreements, and PSAs under various durations with a limited number of creditworthy counterparties. If, for any reason, any of the counterparties under these agreements do not fulfill their related contractual obligations, and we are unable to mitigate non-performance by a key supplier or maintenance provider or remarket PSA energy resulting in similar revenue, our financial position, results of operations and cash flows could be adversely affected.

ALLETE has a significant amount of goodwill. A determination that goodwill has been impaired could result in a significant non-cash charge to earnings.

We had approximately $155 million of goodwill recorded on our Consolidated Balance Sheet as of December 31, 2024, related to New Energy. If we change our business strategy, fail to deliver on our projected results or if market or other conditions adversely affect the operations of New Energy, we may be required to record an impairment charge. Declines in projected operating cash flows at New Energy could also result in an impairment charge. An impairment charge would result in a non-cash charge to earnings that could have an adverse effect on our results of operations.

BNI Energy may be adversely impacted by its exposure to customer concentration, and environmental laws and regulations.

BNI Energy sells lignite coal to two electric generating cooperatives, Minnkota Power and Square Butte, and could be adversely impacted if these customers were unable or unwilling to fulfill their related contractual obligations, or change the way in which they operate their generating facilities. In addition, BNI Energy and its customers may be adversely impacted by existing or new environmental laws and regulations which could have an adverse effect on our financial position, results of operations and cash flows. In addition, insurance companies have decreased the available coverage for policy holders in the mining industry, impacting the availability of coverage, and leading to higher deductibles and premiums.

Real estate market conditions where our legacy Florida real estate investment is located may deteriorate.

The Company's strategy related to the real estate assets of ALLETE Properties incorporates the possibility of a bulk sale of its entire portfolio, in addition to sales over time, however, adverse market conditions could impact the timing of land sales, which could result in little to no sales, while still incurring operating expenses such as community development district assessments and property taxes, resulting in net operating losses at ALLETE Properties. Furthermore, weak market conditions could put the properties at risk for an impairment charge. An impairment charge would result in a non-cash charge to earnings that could have an adverse effect on our results of operations.

Entity-wide Risks

We could be materially adversely affected by health epidemics, pandemics and other outbreaks.

Health epidemics, pandemics and other outbreaks, as well as the related federal and state government responses, can have widespread impacts on the economy and on our employees, customers, contractors and suppliers, such as those experienced from the COVID-19 pandemic. There may be uncertainty regarding the length of time an epidemic, pandemic or other outbreak will last, how they will evolve, or the extent and duration of any measures attempted to try and contain them.

A disruption of economic activity or an extended disruption of economic activity may lead to adverse impacts on our taconite, paper, pulp and secondary wood products, and pipeline customers' operations including reduced production or the temporary idling or indefinite shutdown of facilities, which would result in lower sales and revenue from these customers. A disruption in capital markets could lead to increased borrowing costs or adversely impact our ability to access capital markets or other financing sources, which would adversely affect our ability to maintain our businesses or to implement our business plans. An epidemic, pandemic or other outbreak may also result in a disruption to our supply chains which could adversely impact our operations and capital projects resulting in project and operational delays, project cancellations, lower returns on projects and cost increases.

Despite any efforts made to mitigate the impacts on the Company of an epidemic, pandemic or other outbreak, their ultimate impact also depends on factors beyond our control, including their duration and severity as well as governmental and third-party actions taken to contain their spread and mitigate their public health effects. As a result, we cannot predict the ultimate impact of an epidemic, pandemic or other outbreak, such as the COVID-19 pandemic and whether it will have a material impact on our liquidity, financial position, results of operations and cash flows.

We rely on access to financing sources and capital markets. If we do not have access to capital on acceptable terms or are unable to obtain capital when needed, our ability to execute our business plans, make capital expenditures or pursue other strategic actions that we may otherwise rely on for future growth would be adversely affected.

We rely on access to financing sources and the capital markets, on acceptable terms and at reasonable costs, as sources of liquidity for capital requirements not satisfied by our cash flows from operations. Rising interest rates, inflation and market disruptions or a downgrade of our credit ratings may increase the cost of borrowing or adversely affect our ability to access and finance in the capital markets or to access other financing sources such as tax equity financing. Such disruptions or causes of a downgrade could include but are not limited to: weakening of the Company's cash flow metrics; a loss of, or a reduction in sales to, our taconite, paper and pipeline customers if we are unable to offset the related lost margins; weaker operating performance; adverse regulatory outcomes; disproportionate increase in the contribution to net income from ALLETE Clean Energy and our Corporate and Other businesses as compared to that from our Regulated Operations; deteriorating economic or capital market conditions; or volatility in commodity prices.

If we are not able to access capital on acceptable terms in sufficient amounts and when needed, or at all, the ability to maintain our businesses or to implement our business plans would be adversely affected. This would include our ability to make the significant capital expenditures planned in order to achieve Minnesota Power's clean-energy transition plans. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Requirements.)

A deterioration in general economic conditions, an inflationary environment or supply chain disruptions may have adverse impacts on our financial position, results of operations and cash flows.

If economic conditions deteriorate, we experience an inflationary environment or supply chains are disrupted on a national, regional or global level, it may have a negative impact on our customers and the Company's financial position, results of operations and cash flows. This impact may include volatility and unpredictability in the demand for the products and services offered by our businesses, the loss of existing customers, tempered growth strategies, customer production cutbacks, customer bankruptcies and increases in costs for or limited availability of key materials, supplies, labor and services for our operations and capital projects. An uncertain economy could also adversely affect expenses including pension costs, interest costs, and uncollectible accounts, or lead to reductions in the value of certain real estate and other investments.

Our utility infrastructure and generating facilities, ongoing and future capital and development projects, and other operations require components, supplies, materials, labor and services sourced from suppliers or providers who, in turn, may source components from their suppliers. A shortage of key components, supplies, materials, labor or services in which an alternative supplier or provider is not identified could significantly impact project plans or our operations. Such impacts could include project delays, including potential for project cancellation, lower project returns, increased costs or the inability to provide service to customers, which could adversely impact our results of operations, financial condition or cash flows.

Our results of operations could be adversely affected by changes in governmental incentives or policies that support renewable energy or changes in taxes, tariffs, duties or other assessments on renewable energy or the equipment necessary to generate and deliver it.

Any reductions or modifications to, or the elimination of, governmental incentives or policies that support renewable energy, or the imposition of additional or increased sourcing of components subject to taxes, tariffs, duties or other assessments on renewable energy or the equipment necessary to generate and deliver it, could result in, among other items, the lack of a satisfactory market for the development or financing of new renewable energy projects and reduced project returns on current or future projects.

The U.S. government currently imposes anti-dumping and countervailing duties on certain imported photovoltaic (PV) cells and modules from China and Taiwan. Such duties can change over time pursuant to annual reviews conducted by the U.S. Department of Commerce (DOC). On August 18, 2023, the U.S. DOC issued a final affirmative determination that imports of certain PV cells and modules assembled and completed in Cambodia, Malaysia, Thailand, and Vietnam are circumventing anti-dumping and countervailing duties. Duties were not collected on imports before June 2024 as a result of a temporary duty suspension ordered by the U.S. President. Our operating results could be adversely impacted if this U.S. DOC circumvention determination results in duties assessed on future purchases made by our businesses after the current moratorium ends, or if additional anti-dumping and countervailing duties are imposed by the U.S. government on products purchased by our businesses.

Item 1A. Risk Factors (Continued)
Entity-wide Risks (Continued)

Our results of operations could be adversely affected by changes in governmental policy related to taxes, tariffs and duties, as well as grants and other incentives.

Our business, investments and customers could be adversely affected by the direct and indirect effects of recently proposed and new tariffs, or changes in existing tariffs, on purchases from suppliers located outside of the U.S. or suppliers with products sourced from outside of the U.S.

Minnesota Power has PPAs that provide for the purchase of capacity and energy from Manitoba Hydro in Canada and also purchases other energy and capacity through MISO or under bilateral contracts with other power suppliers that may be sourced from outside of the U.S. A portion of SWL&P's natural gas purchases for resale in its regulated service territory is also sourced from Canada. In addition, the Company has various other agreements for the purchase of equipment and other components for use in our operations or capital projects that may be sourced from outside the U.S. We are evaluating the impact of proposed tariffs on our operations, capital projects and purchases from and agreements with suppliers.

The U.S. Department of Energy (DOE) previously awarded grants on two transmission projects that are currently under various stages of development. (See Outlook – Transmission – North Plains Connector Development Agreement and HVDC Transmission System Project.) These projects could be materially affected by changes in DOE's funding policies.

Our businesses, investments and customers are subject to extensive state and federal legislation and regulation, compliance with which could have an adverse effect on our businesses.

Our businesses, investments and customers are subject to, and affected by, extensive state and federal legislation and regulation. If it was determined that our businesses failed to comply with applicable laws and regulations, we could become subject to fines or penalties or be required to implement additional compliance measures or actions, the cost of which could be material. If we are unable to obtain all required permits and approvals for our development projects, it could negatively impact our ability to execute on our *EnergyForward* strategy. Adoption of new laws, rules, regulations, principles, public policy positions or practices and their interpretations by federal and state agencies, or changes to or a failure to comply with current laws, rules, regulations, principles, public policy positions or practices and their interpretations, could have an adverse effect on our financial position, results of operations and cash flows.

The inability to attract and retain a qualified workforce including, but not limited to, executive officers, key employees and employees with specialized skills, could have an adverse effect on our operations.

The success of our business heavily depends on the leadership of our executive officers and key employees to implement our business strategy. The inability to maintain a qualified workforce, including, but not limited to, executive officers, key employees and employees with specialized skills, may negatively affect our ability to service our existing or new customers, or successfully manage our business or achieve our business objectives. Personnel costs may increase due to competitive pressures, inflation or terms of collective bargaining agreements with union employees.

Market performance and other changes could decrease the value of pension and other postretirement benefit plan assets, which may result in significant additional funding requirements and increased annual expenses.

The performance of the capital markets impacts the values of the assets that are held in trust to satisfy future obligations under our pension and other postretirement benefit plans. We have significant obligations to these plans and the trusts hold significant assets. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected rates of return. A decline in the market value of the pension and other postretirement benefit plan assets would increase the funding requirements under our benefit plans if asset returns do not recover. Additionally, our pension and other postretirement benefit plan liabilities are sensitive to changes in interest rates. As interest rates decrease, the liabilities increase, potentially increasing benefit expense and funding requirements. Our pension and other postretirement benefit plan costs are generally recoverable in our electric rates as allowed by our regulators or through our cost-plus fixed fee coal supply agreements at BNI Energy; however, there is no certainty that regulators will continue to allow recovery of these rising costs in the future.

We are exposed to significant reputational risk.

The Company could suffer negative impacts to its reputation as a result of operational incidents, violations of corporate compliance policies, such as our code of business conduct, by employees, directors of ALLETE, contractors, vendors and others who do business with or on behalf of ALLETE, regulatory violations, operations that produce or enable the production of GHG emissions or other events which may result in negative customer perception, increased regulatory oversight, and negative consequences to our credit ratings and ability to access capital, each of which could have an adverse effect on our financial position, results of operations and cash flows.

We are subject to physical and financial risks associated with climate change and other catastrophic events, such as natural disasters and acts of war.

Catastrophic events at or near Company facilities and equipment on which the Company depends upon or that otherwise impact the Company such as fires, wildfires, including the impact to Company facilities and operations or potential liability if caused by Company equipment, earthquakes, explosions, and floods, severe weather, such as ice storms, hailstorms, or tornadoes or similar occurrences, as well as acts of war, could adversely affect the Company's facilities, operations, financial position, results of operations and cash flows. Although the Company has contingency plans and employs crisis management to respond and recover operations in the event of a severe disruption resulting from a catastrophic event, these measures may not be successful. Furthermore, despite these measures, if a catastrophic event were to occur, our financial position, results of operations and cash flows could be adversely affected.

The scientific community generally accepts that emissions of GHG are linked to global climate change. Physical risks of climate change, such as more frequent, longer duration or more extreme weather events, changes in temperature and precipitation patterns, increased risk of wildfires, changes to ground and surface water availability, and other related phenomena, could affect some, or all, of our operations. Severe weather or other natural disasters could be destructive, which could result in increased costs or limit the availability of key materials, supplies, labor and services used in our operations or to respond to damaged facilities. An extreme weather event can also directly affect our capital assets, causing disruption in service to customers due to facility outages, downed wires and poles or damage to other operating equipment.

Climate-related risks that could adversely affect our financial position and results of operations include effects of environmental- or economic-based laws, regulations, incentives or initiatives designed to reduce the quantity or impact of GHG emissions, the ability of our regulated businesses to obtain rate adjustments to recover costs and investments to implement clean-energy transition plans, or disruptions to the economy or energy markets caused by climate change. This includes the risk of laws or regulations that create mandates that do not allow for a transition that protects the safety, reliability or affordability of energy for our customers, are implemented before cost-effective technology is developed and regulatory policy is established, or require the electric sector to decarbonize faster than other sectors. Additionally, restrictions on land use, wildlife impacts, and other environmental regulations could affect the siting, construction and operation of new or existing generation and transmission facilities needed to transition to lower-carbon generation sources.

These all have the potential to adversely affect our business and operations.

We are vulnerable to acts of terrorism or cybersecurity attacks.

Our operations may be targets of terrorist activities or cybersecurity attacks, which could disrupt our ability to provide utility service at our regulated utilities, develop or operate our renewable energy projects at ALLETE Clean Energy, or operate our other businesses. The impacts may also impair the fulfillment of critical business functions, negatively impact our reputation, subject us to litigation or increased regulation, or compromise sensitive, confidential and other data.

There have been cybersecurity attacks on U.S. energy infrastructure in the past and there may be such attacks in the future. Our generation, transmission and distribution facilities, information technology systems and other infrastructure facilities and systems could be direct targets of, or otherwise be materially adversely affected by such activities. Hacking, computer viruses, terrorism, theft and sabotage could impact our systems and facilities, or those of third parties on which we rely, which may disrupt our operations.

Item 1A. Risk Factors (Continued)
Entity-wide Risks (Continued)

Our businesses require the continued operation of sophisticated custom-developed, purchased, and leased information technology systems and network infrastructure as well as the collection and retention of personally identifiable information of our customers, shareholders and employees. Although we maintain security measures designed to prevent cybersecurity incidents and protect our information technology and control systems, network infrastructure and other assets, our technology systems, or those of third parties on which we rely, may be vulnerable to disability, failures or unauthorized access due to hacking, viruses, acts of war or terrorism as well as other causes. If those technology systems fail or are breached and not recovered in a timely manner, we may be unable to perform critical business functions including effectively maintaining certain internal controls over financial reporting, our reputation may be negatively impacted, we may become subject to litigation or increased regulation, and sensitive, confidential and other data could be compromised. If our business were impacted by terrorist activities or cybersecurity attacks, such impacts could have an adverse effect on our financial position, results of operations and cash flows.

We maintain insurance against some, but not all, of the risks and uncertainties we face.

We maintain insurance against some, but not all, of the risks and uncertainties we face. The occurrence of these risks and uncertainties, if not fully covered by insurance, could have a material effect on our financial position, results of operations and cash flows.

Government challenges to our tax positions, as well as tax law changes and the inherent difficulty in quantifying potential tax effects of our operations and business decisions, could adversely affect our results of operations and liquidity.

We are required to make judgments regarding the potential tax effects of various financial transactions and our ongoing operations in order to estimate our obligations to taxing authorities. The obligations, which include income taxes and taxes other than income taxes, involve complex matters that ultimately could be litigated. We also estimate our ability to use tax benefits, including those in the form of carryforwards and tax credits that are recorded as deferred tax assets on our Consolidated Balance Sheet. A disallowance of some or all of these tax benefits could have an adverse impact on our financial position, results of operations and cash flows.

We are currently utilizing, and plan to utilize in the future, our carryforwards and tax credits to reduce our income tax obligations. If we cannot generate enough taxable income in the future to utilize all of our carryforwards and tax credits before they expire, we may incur adverse charges to earnings.

If federal or state tax authorities deny any deductions or tax credits, negatively change existing tax laws or policies, or fail to extend or renew policies beneficial to the Company, such as those for renewable energy production tax credits, our financial position, results of operations and cash flows may be adversely impacted.

Our business, financial position, results of operations, and cash flows could be materially affected by adverse results of litigation.

We are involved in litigation arising in the normal course of business. Unfavorable resolution of legal or administrative proceedings in which we are involved or other future legal or administrative proceedings may have an adverse effect on our business, financial position, results of operations and cash flows.

Item 1A. Risk Factors (Continued)

Risks Relating to the Merger

On May 5, 2024, ALLETE entered into the Merger Agreement. (See Note 15. Agreement and Plan of Merger.)

There is no assurance when or if the Merger will be completed, and there could be an adverse effect on the Company's business, results of operations, financial condition or cash flows if the Merger is not completed or is delayed.

Consummation of the Merger is subject to various closing conditions, including: (1) approval of the shareholders of ALLETE; (2) receipt of all required regulatory approvals without the imposition of a Burdensome Condition (as defined in the Merger Agreement); (3) absence of any law or order prohibiting the consummation of the Merger; (4) subject to materiality qualifiers, the accuracy of each party's representations and warranties; (5) each party's compliance in all material respects with its obligations and covenants under the Merger Agreement; and (6) the absence of a material adverse effect with respect to the Company. The Merger Agreement also contains certain termination rights for both ALLETE and Alloy Parent, including if the Merger is not consummated by August 5, 2025 (subject to extension for an additional two successive three-month periods if all of the conditions to closing, other than the conditions related to obtaining regulatory approvals, have been satisfied). While the shareholders of ALLETE voted to approve and adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger, at a special meeting of the shareholders that was held on August 21, 2024, there can be no assurance that the other conditions to completion of the Merger will be satisfied or waived or that other events will not intervene to delay or result in the failure to close the proposed Merger. The Merger Agreement also provides for certain termination rights for each of ALLETE and Alloy Parent. If the Merger Agreement is terminated, there may be various material, adverse consequences to the Company, including that the Company could be required to pay Alloy Parent a termination fee of $116 million under certain specified circumstances. If the Merger is not completed or delayed, there may be negative reactions from the financial markets, including declines in the price of ALLETE's common stock due to the fact that the current price may reflect a market assumption that the Merger will be completed.

The announcement and pendency of the Merger, during which the Company is subject to certain operating restrictions, could have an adverse effect on the Company's businesses, results of operations, financial condition or cash flows.

The announcement and pendency of the Merger could disrupt the Company's businesses, and uncertainty about the effect of the Merger may have an adverse effect on the Company. These uncertainties could affect existing employee relationships, disrupt the business of the Company, and could cause suppliers, vendors, partners, lenders and others that deal with the Company to: (1) defer entering into contracts with the Company; or (2) make other decisions concerning the Company or seek to change or cancel existing business relationships with the Company.

The Merger Agreement also requires the Company to obtain Parent's consent prior to taking certain specified actions while the Merger is pending. These restrictions may prevent the Company from pursuing otherwise attractive business opportunities or making other changes to its business prior to the completion of the Merger.

The Company will incur substantial transaction fees and costs in connection with the Merger.

The Company has incurred transaction costs of $22.6 million after-tax through December 31, 2024, and expects to incur additional material expenses in connection with the Merger and completion of the transactions contemplated by the Merger Agreement. Further, even if the proposed Merger is not completed, the Company will need to pay certain costs relating to the proposed Merger incurred prior to the date the proposed Merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees.

Item 1A. Risk Factors (Continued)
Risks Relating to the Merger (Continued)

Pending litigation related to the Merger could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs to us and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Merger, then that injunction may delay or prevent the Merger from being completed. A complaint has been filed in the U.S. District Court for the Southern District of New York alleging violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, disclosure deficiency in the Preliminary Proxy, and seeking to enjoin the transaction until certain disclosures are corrected. On September 3, 2024, that complaint was voluntarily dismissed without prejudice. Two additional complaints were filed on August 6, 2024, and August 7, 2024, in New York State Supreme Court, alleging negligent misrepresentation and negligence related to alleged deficiencies in the Preliminary Proxy. Those complaints have not been served on any defendant. The Company believes that the complaints are without merit.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

ALLETE employs a multilayer approach to addressing cybersecurity risk based on the NIST framework. It has established a dedicated cybersecurity team that utilizes internal and external assessments, automated monitoring tools, and input from public and private partners to identify potential cyber threats. External third-party security firms are engaged to assist with cybersecurity risk assessments, penetration testing and system security analysis. ALLETE's cybersecurity team works in conjunction with the risk management, legal, finance, accounting, operations, and information technology areas to assess the risk these identified cybersecurity threats present to the organization. To ensure consistency, these cybersecurity risk assessments are incorporated into ALLETE's Enterprise Risk Management process, ALLETE's information technology leadership reviews the company's enterprise risk management-level cybersecurity risks on a quarterly basis, and key cybersecurity risks are incorporated into ALLETE's enterprise risk management framework. Cybersecurity risks are managed and controlled through multiple overlapping layers of cybersecurity defenses that include:

- expert input from both public and private partnerships;
- the implementation of a comprehensive cybersecurity policy that encompasses but is not limited to social media, acceptable use (devices, wireless, remote access, internet use), information governance, monitoring, authentication, encryption, vulnerability management, third-party management, and recovery;
- required annual cybersecurity training for all employees with additional supplemental cybersecurity training required based on role;
- random employee phish testing and follow-up;
- procedural and automated cyber controls in conjunction with robust detection, mitigation, and recovery capabilities;
- the integration of multiple threat intelligence sources into our cybersecurity tools and processes;
- the retention of external cybersecurity threat response resources;
- the formation of a multidisciplinary cybersecurity incident response team; and
- multiple cyber event simulation and tabletop exercises per year to hone the cybersecurity incident response team preparedness.

Item 1C. Cybersecurity (Continued)

The ALLETE board of directors provides enterprise-level oversight of risks associated with cybersecurity threats through the Audit Committee, which assists the Board in fulfilling its oversight responsibilities regarding the Company's policies and processes with respect to risk assessment and risk management, including any significant non-financial risk exposures; reviewing and discussing the Company's information security policies and internal controls regarding information security; and reviewing the Company's annual disclosures concerning the role of the Board in the risk oversight of the Company. The Audit Committee performs an annual review of the Company's cybersecurity program and receives quarterly updates on key cybersecurity risks, the cybersecurity risk management plan, and cyber incident event trends.

ALLETE's Chief Technology Officer (CTO) has primary responsibility for the development and oversight of ALLETE's cybersecurity team and the development and maintenance of the company's related cybersecurity policies and procedures. The CTO has over 25 years' experience working in the information and operational technology field and is a registered professional engineer in the State of Minnesota. The company's cybersecurity team continuously assesses the evolving cyber threat landscape based on their expertise and that of our third-party partners. They then work with all parts of ALLETE to protect against, detect, identify, respond to, and recover from the risks that cybersecurity threats present. The cybersecurity team views and responds to cybersecurity risks in a holistic manner, applying a comprehensive multilayered strategy to prevent, detect, and mitigate them. They have identified ALLETE's critical cyber assets and taken appropriate steps to protect them. External expertise is regularly engaged to assess ALLETE's cybersecurity program and help the cybersecurity team to strengthen the organization's monitoring, alerting, prevention, mitigation, and recovery capabilities. Tabletop simulations, third-party cyber vulnerability assessments, maturity assessments, and partnerships are used to assess and refine all elements of our cybersecurity program.

In addition to managing our own cybersecurity preparedness, we also consider and evaluate cybersecurity risks associated with the use of third-party service providers. Risk assessments are performed against third-party service providers with a specific focus on any sensitive data that is to be shared with them. The internal business owners of ALLETE's applications are required to document user access reviews regularly. We request a System and Organizational Controls (SOC) 2 report from the vendors of our enterprise cloud applications. If they do not provide us with a SOC 2, we seek additional compensating risk assurance in our contract language with them. Risks associated with the use of third-party service providers are managed as part of our overall cybersecurity risk management framework.

To continually manage and control the material risks that cybersecurity threats present to the organization, ALLETE invests significantly in the cybersecurity elements outlined above. In addition, the Company has made significant investments to fulfill the operational and financial regulatory requirements laid out by the North American Electric Reliability Corporation Critical Infrastructure Protection Standards and Sarbanes-Oxley Act of 2002.

ALLETE faces a number of cybersecurity risks in connection with its business. Although we believe such risks have not materially affected us, including our business strategy, results of operations, and financial conditions, we have, from time to time, experienced threats to and breaches of our data systems, including malware, phishing and computer virus attacks. See Item 1A. Risk Factors for additional information regarding our organization's cybersecurity risks, which should be read together with this Item 1C. Cybersecurity.

Item 2. Properties

A discussion of our properties is included in Item 1. Business and is incorporated by reference herein.

Item 3. Legal Proceedings

Discussions of material regulatory and environmental proceedings are included in Note 4. Regulatory Matters and Note 9. Commitments, Guarantees and Contingencies, and are incorporated by reference herein.

We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, and compliance with regulations, rate base and cost of service issues, among other things. We do not expect the outcome of these matters to have a material effect on our financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) requires issuers to include in periodic reports filed with the SEC certain information relating to citations or orders for violations of standards under the Federal Mine Safety and Health Act of 1977 (Mine Safety Act). Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Act and this Item are included in Exhibit 95 to this Form 10-K.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NYSE under the symbol ALE. We have paid dividends, without interruption, on our common stock since 1948. A quarterly dividend of $0.73 per share on our common stock is payable on March 1, 2025, to the shareholders of record on February 14, 2025. The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of the Company, applicable government regulations and other factors deemed relevant by the ALLETE Board of Directors. As of February 1, 2025, there were approximately 17,000 common stock shareholders of record. On May 5, 2024, ALLETE entered into the Merger Agreement. (See Note 15. Agreement and Plan of Merger.)

We do not have a publicly announced stock repurchase program and we did not repurchase any equity securities during the quarter ended December 31, 2024. Under the Merger Agreement, the Company cannot repurchase shares of common stock, subject to limited exceptions, without the prior written consent of Alloy Parent. (See Note 15. Agreement and Plan of Merger).

Performance Graph.

The following graph compares ALLETE's cumulative Total Shareholder Return on its common stock with the cumulative return of the S&P 500 Index and the Philadelphia Utility Index. The S&P 500 Index is a capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. Because this composite index has a broad industry base, its performance may not closely track that of a composite index comprised solely of electric utilities. The Philadelphia Utility Index is a capitalization-weighted index of 20 utility companies involved in the generation of electricity.

The calculations assume a $100 investment on December 31, 2019, and reinvestment of dividends.



Total Shareholder Return for the Five Years Ending December 31, 2024

	2019	2020	2021	2022	2023	2024
ALLETE	$100	$80	$88	$90	$89	$99
S&P 500 Index	$100	$118	$152	$125	$157	$197
Philadelphia Utility Index	$100	$103	$121	$122	$111	$134

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements and notes to those statements and the other financial information appearing elsewhere in this report. In addition to historical information, the following discussion and other parts of this Form 10-K contain forward-looking information that involves risks and uncertainties. Readers are cautioned that forward-looking statements should be read in conjunction with our disclosures in this Form 10-K under the headings: "Forward-Looking Statements" located on page 7 and "Risk Factors" located in Item 1A. The risks and uncertainties described in this Form 10-K are not the only risks facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the risks are realized.

Overview

Basis of Presentation. We present two reportable segments: Regulated Operations and ALLETE Clean Energy. Our segments were determined in accordance with the guidance on segment reporting. We measure performance of our operations through budgeting and monitoring of contributions to consolidated net income by each business segment.

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based regulated utility that owns and maintains electric transmission assets in portions of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to approximately 150,000 retail customers. Minnesota Power also has 14 non-affiliated municipal customers in Minnesota. SWL&P is a Wisconsin utility and a wholesale customer of Minnesota Power. SWL&P provides regulated utility electric, natural gas and water service in northwestern Wisconsin to approximately 15,000 electric customers, 13,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (See Note 4. Regulatory Matters.)

ALLETE Clean Energy focuses on developing, acquiring, and operating clean and renewable energy projects. ALLETE Clean Energy currently owns, operates, or has developed more than 1,600 megawatts of wind energy generation in five major energy markets and eight states across the U.S. with a majority contracted under PSAs of various durations. In addition, ALLETE Clean Energy engages in the development of wind energy facilities to operate under long-term PSAs or for sale to others upon completion.

Corporate and Other is comprised of New Energy, a renewable development company; our investment in Nobles 2, an entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota; South Shore Energy, our non-rate regulated, Wisconsin subsidiary developing NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility; BNI Energy, our coal mining operations in North Dakota; ALLETE Properties, our legacy Florida real estate investment; other business development and corporate expenditures; unallocated interest expense; a small amount of non-rate base generation; land holdings in Minnesota; and earnings on cash and investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2024, unless otherwise indicated. All subsidiaries are wholly-owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

On May 5, 2024, ALLETE entered into the Merger Agreement. The Merger Agreement provides that, on and subject to the conditions set forth therein, Alloy Merger Sub will merge with and into ALLETE, with ALLETE continuing as the surviving corporation in the Merger and becoming a subsidiary of Alloy Parent. (See Note 15. Agreement and Plan of Merger.)

2024 Financial Overview

The following net income discussion summarizes a comparison of the year ended December 31, 2024, to the year ended December 31, 2023.

Net income attributable to ALLETE in 2024 was $179.3 million, or $3.10 per diluted share, compared to $247.1 million, or $4.30 per diluted share, in 2023. Net income in 2024 includes transaction expenses of $22.6 million after-tax, or $0.39 per share, related to the Merger. (See Note 15. Agreement and Plan of Merger.) Net income in 2023 included transaction expenses of $3.6 million after-tax, or $0.06 per share, related to the Merger and a $40.5 million, or $0.71 per share, after-tax gain recognized for a favorable arbitration ruling involving a subsidiary of ALLETE Clean Energy. (See Note 9. Commitments, Guarantees and Contingencies.) Earnings per share dilution in 2024 was $0.02 due to additional shares of common stock outstanding in 2024 compared to 2023.

Regulated Operations net income attributable to ALLETE was $160.9 million in 2024, compared to $147.2 million in 2023. Net income at Minnesota Power was higher compared to 2023 reflecting the implementation of interim rates on January 1, 2024, net of reserves related to Minnesota Power's rate case settlement (see Note 4. Regulatory Matters), and higher transmission margins, which were partially offset by higher depreciation and property tax expenses as well as lower margins from industrial customers. Net income at SWL&P was lower than 2023 primarily due to higher operating and maintenance expenses. Our after-tax equity earnings in ATC were higher than 2023 reflecting period over period changes in ATC's estimate of a refund liability related to the FERC decision on MISO return on equity complaints in 2024. (See Note 6. Equity Investments.)

ALLETE Clean Energy net income attributable to ALLETE was $17.8 million in 2024 compared to $71.7 million in 2023. Net income in 2024 includes a $3.5 million after-tax gain on the sale of the Whitetail wind project. Net income in 2023 reflected a $44.3 million after-tax gain recognized for a favorable arbitration ruling involving a subsidiary of ALLETE Clean Energy. Net income in 2023 also included the gain on sale of the Red Barn project in 2023 of $4.3 million after-tax and higher interest income related to interest awarded as part of the arbitration ruling. Net income in 2024 and 2023 reflected a forced outage located near its Caddo wind energy facility beginning in the fourth quarter of 2023 through the second quarter of 2024 resulting in lower earnings.

Corporate and Other net income attributable to ALLETE was $0.6 million in 2024 compared to $28.2 million in 2023. Net income in 2024 includes transaction expenses of $22.6 million after-tax related to the Merger (See Note 15. Agreement and Plan of Merger), and also reflects lower earnings from Minnesota solar projects as investment tax credits were recognized in 2023 for the projects and lower earnings from ALLETE Properties reflecting fewer land sales in 2024 compared to 2023. Net income in 2023 reflects a $3.8 million after-tax expense for the consolidated income tax impact resulting from the gain on the favorable arbitration ruling. Net income at New Energy was $20.2 million in 2024 compared to $17.6 million in 2023.

2024 Compared to 2023

(See Note 14. Business Segments for financial results by segment.)

Regulated Operations

Year Ended December 31	2024	2023
Millions		
Operating Revenue – Utility	$1,242.7	$1,238.3
Fuel, Purchased Power and Gas – Utility	479.7	484.3
Transmission Services – Utility	64.6	88.2
Operating and Maintenance	250.0	247.1
Depreciation and Amortization	196.3	179.2
Taxes Other than Income Taxes	52.5	44.5
Operating Income	199.6	195.0
Interest Expense	(66.1)	(63.9)
Equity Earnings	26.5	23.1
Other Income	18.5	15.4
Income Before Income Taxes	178.5	169.6
Income Tax Expense (Benefit)	17.6	22.4
Net Income Attributable to ALLETE	$160.9	$147.2

Operating Revenue – Utility increased $4.4 million from 2023 primarily due to the implementation of interim rates, net of reserves, in 2024, and higher fuel adjustment clause recoveries. These increases were partially offset by lower transmission revenue, kWh sales and gas sales as well as a reduction related to the expected utilization of North Dakota investment tax credits.

Interim retail rates for Minnesota Power, subject to refund, were approved by the MPUC and became effective January 1, 2024, resulting in revenue of $41.1 million, net of reserves related to Minnesota Power's rate case settlement and rider revenue incorporated into base rates. (See Note 4. Regulatory Matters.)

Fuel adjustment clause revenue increased $3.4 million due to higher fuel and purchased power costs attributable to retail and municipal customers. *(See Fuel, Purchased Power and Gas – Utility.)*

Lower kWh sales decreased revenue by $15.3 million from 2023 reflecting lower sales to residential, commercial and industrial customers as well as lower sales to other power suppliers. Sales to residential and commercial customers decreased from 2023 primarily due to milder weather in 2024 compared to 2023. Sales to industrial customers decreased primarily due to lower sales to taconite and pipeline customers, partially offset by higher sales to paper, pulp and secondary wood product customers. Sales to other power suppliers, which are sold at market-based prices into the MISO market on a daily basis or through PSAs of various durations, decreased reflecting fewer market sales, partially offset by higher market prices in 2024 compared to 2023.

Kilowatt-hours Sold	2024	2023	Quantity Variance	% Variance
Millions				
Regulated Utility				
Retail and Municipal				
Residential	1,069	1,089	(20)	(1.8)
Commercial	1,322	1,347	(25)	(1.9)
Industrial	7,022	7,044	(22)	(0.3)
Municipal	469	466	3	0.6
Total Retail and Municipal	9,882	9,946	(64)	(0.6)
Other Power Suppliers	2,680	2,819	(139)	(4.9)
Total Regulated Utility Kilowatt-hours Sold	12,562	12,765	(203)	(1.6)

Revenue from electric sales to taconite and mining customers accounted for 32 percent of regulated operating revenue in 2024 (32 percent in 2023). Revenue from electric sales to paper, pulp and secondary wood product customers accounted for 5 percent of regulated operating revenue in 2024 (5 percent in 2023). Revenue from electric sales to pipelines and other industrial customers accounted for 11 percent of regulated operating revenue in 2024 (11 percent in 2023).

Transmission revenue decreased $13.8 million primarily due to lower MISO-related revenue. Transmission revenue in 2024 included the refund of MISO transmission payments that were over collected during 2023. *(See Transmission Services – Utility)*.

Cost recovery rider revenue decreased by $8.1 million from 2023 due to period over period changes in the estimate of North Dakota investment tax credits expected to be utilized by Minnesota Power. If the estimate of North Dakota investment tax credits expected to be utilized by Minnesota Power increases, an income tax benefit is recognized and a corresponding decrease in revenue is recognized to offset the impact of higher North Dakota investment tax credits on income tax expense.

Revenue from gas sales at SWL&P decreased $3.7 million reflecting fewer gas sales resulting from warmer winter weather and lower gas prices in 2024 compared to 2023. *(See Fuel, Purchased Power and Gas – Utility.)*

Operating Expenses decreased $0.2 million from 2023.

Fuel, Purchased Power and Gas – Utility expense decreased $4.6 million, or 1 percent, from 2023 primarily due to lower kWh sales as well as lower gas sales and prices. These decreases were partially offset by less company-owned generation in 2024 compared to 2023 resulting in more sales being supplied through higher cost purchased power.

Transmission Services – Utility expense decreased $23.6 million, or 27 percent, from 2023 primarily due to lower MISO-related expense. Transmission Services – Utility expense in 2024 included the refund of MISO transmission payments that were over billed during 2023. *(See Operating Revenue – Utility)*.

Operating and Maintenance expense increased $2.9 million, or 1 percent, from 2023 primarily due to higher salaries and wages, benefit costs, and contract and professional services. These increases were partially offset by a reduction to expense for liquidated damages related to contractor underperformance under a maintenance agreement.

Depreciation and Amortization expense increased $17.1 million, or 10 percent, from 2023 primarily due to the impact of estimated compliance costs related to the EPA's CCR Legacy Impoundment Rule finalized in May 2024 and a higher plant in service balance in 2024.

Taxes Other than Income Taxes increased $8.0 million, or 18 percent, from 2023 primarily due to higher property tax expense. Property tax expense in 2023 included the favorable impact of an updated estimate for 2022 property tax expense recorded in 2023.

Interest Expense increased $2.2 million, or 3 percent, from 2023 primarily due to higher interest rates and interest on Minnesota Power's reserve for interim rate refunds in 2024.

Equity Earnings increased $3.4 million, or 15 percent, from 2023 primarily due to period over period changes in ATC's estimate of a refund liability related to the FERC decision on MISO return on equity complaints in 2024. (See Note 6. Equity Investments.)

Other Income increased $3.1 million from 2023 reflecting lower pension and other postretirement benefit plan non-service costs.

Income Tax Expense decreased $4.8 million from 2023. This is primarily due to the updated expected future use of North Dakota investment tax credits.

Year Ended December 31	2024	2023
Millions		
Operating Revenue		
Contracts with Customers – Non-utility	$79.3	$413.4
Other – Non-utility *(a)*	5.0	5.1
Cost of Sales – Non-utility	18.3	342.2
Operating and Maintenance	46.5	52.1
Depreciation and Amortization	57.5	57.5
Taxes Other than Income Taxes	10.4	10.0
Operating Loss	(48.4)	(43.3)
Interest Expense	(0.3)	(0.8)
Other Income *(b)*	7.5	68.0
Income (Loss) Before Income Taxes	(41.2)	23.9
Income Tax Expense (Benefit)	(15.6)	2.7
Net Income (Loss)	(25.6)	21.2
Net Loss Attributable to Non-Controlling Interest *(b)*	(43.4)	(50.5)
Net Income Attributable to ALLETE	$17.8	$71.7

(a) Represents non-cash amortization of differences between contract prices and estimated market prices on assumed PSAs.
(b) See Note 1. Operations and Significant Accounting Policies.

Operating Revenue decreased $334.2 million from 2023 primarily due to the sales of ALLETE Clean Energy's Northern Wind and Red Barn projects in 2023, partially offset by the sale of ALLETE Clean Energy's Whitetail wind project in 2024. In addition, operating revenue in 2024 was negatively impacted by a network outage located near Caddo. The network outage began in the fourth quarter of 2023 resulting from a forced outage of a substation and the transmission lines feeding that substation. This forced outage increased congestion experienced by Caddo resulting in lower kWh sales and pricing. The forced outage was resolved in June 2024. (See Outlook - ALLETE Clean Energy.)

| | Year Ended December 31, | | | |
| | 2024 | | 2023 | |
Production and Operating Revenue	kWh	Revenue	kWh	Revenue
Millions				
Wind Energy Regions				
East	235.4	$21.3	224.0	$21.2
Midwest	560.3	18.7	560.9	18.4
South	1,395.3	6.6	1,720.8	16.8
West	773.9	14.8	714.1	13.6
Total Wind Energy Facilities	2,964.9	61.4	3,219.8	70.0
Sale of Wind Energy Facility	—	22.9	—	348.5
Total Production and Operating Revenue	2,964.9	$84.3	3,219.8	$418.5

2024 Compared to 2023 (Continued)
ALLETE Clean Energy (Continued)

Cost of Sales - Non-utility decreased $323.9 million from 2023 primarily due to the sales of ALLETE Clean Energy's Northern Wind and Red Barn projects, partially offset by the sale of ALLETE Clean Energy's Whitetail wind project.

Operating and Maintenance expense decreased $5.6 million, or 11 percent, from 2023 primarily due to business interruption insurance proceeds at Diamond Spring in 2024 related to a transformer outage in the first half of 2024.

Other Income decreased $60.5 million from 2023 primarily due to a $58.4 million gain recognized for a favorable arbitration ruling in 2023 involving a subsidiary of ALLETE Clean Energy and higher interest income related to $5.1 million of interest awarded as part of the favorable arbitration ruling. (See Note 6. Commitments, Guarantees, and Contingencies.)

Income Tax Expense decreased $18.3 million from 2023 primarily due to lower pre-tax income in 2024 compared to 2023.

Net Loss Attributable to Non-Controlling Interest decreased $7.1 million from 2023 reflecting lower availability at ALLETE Clean Energy's tax equity financed wind energy facilities resulting from the impacts of a network outage near Caddo and a transformer outage at Diamond Spring. This decrease was partially offset by a higher production tax credit rate, as determined by the Internal Revenue Service, in 2024 compared to 2023.

Corporate and Other

Operating Revenue decreased $20.2 million, or 9 percent, from 2023 reflecting lower revenue from New Energy and lower revenue from ALLETE Properties reflecting fewer land sales in 2024 compared to 2023.

Net Income Attributable to ALLETE was $0.6 million in 2024 compared to $28.2 million in 2023. Net income in 2024 includes transaction expenses of $22.6 million after-tax related to the Merger (See Note 15. Agreement and Plan of Merger), and also reflects lower earnings from Minnesota solar projects as investment tax credits were recognized in 2023 for the projects and lower earnings from ALLETE Properties reflecting fewer land sales in 2024 compared to 2023. Net income in 2023 reflects a $3.8 million after-tax expense for the consolidated income tax impact resulting from the gain on the favorable arbitration ruling. Net income at New Energy was $20.2 million in 2024 compared to $17.6 million in 2023.

Income Taxes – Consolidated

For the year ended December 31, 2024, the effective tax rate was an expense of 3.7 percent (expense of 13.5 percent for the year ended December 31, 2023). The lower effective tax rate for 2024 is primarily due to lower pre-tax income. (See Note 11. Income Tax Expense.)

2023 Compared to 2022

The comparison of the results of operations for the years ended December 31, 2023 and 2022, is included in Management's Discussion in the Annual Report on Form 10-K for the year ended December 31, 2023.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make various estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. These estimates and assumptions may be revised, which may have a material effect on the Consolidated Financial Statements. Actual results may differ from these estimates and assumptions. These policies are discussed with the Audit Committee of our Board of Directors on a regular basis. We believe the following policies are most critical to our business and the understanding of our results of operations.

Regulatory Accounting. Our regulated utility operations are subject to accounting standards for the effects of certain types of regulation. These standards require us to reflect the effect of regulatory decisions in our financial statements. Regulatory assets represent incurred costs that have been deferred as they are probable for recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred. The Company assesses quarterly whether regulatory assets and liabilities meet the criteria for probability of future recovery or deferral. This assessment considers factors such as, but not limited to, changes in the regulatory environment and recent rate orders to other regulated entities under the same jurisdiction. If future recovery or refund of costs becomes no longer probable, the assets and liabilities would be recognized in current period net income or other comprehensive income. (See Note 4. Regulatory Matters.)

Pension and Postretirement Health and Life Actuarial Assumptions. We account for our pension and other postretirement benefit obligations in accordance with the accounting standards for defined benefit pension and other postretirement plans. These standards require the use of several important assumptions, including the expected long-term rate of return on plan assets, the discount rate and mortality assumptions, among others, in determining our obligations and the annual cost of our pension and other postretirement benefits. In establishing the expected long-term rate of return on plan assets, we determine the long-term historical performance of each asset class and adjust these for current economic conditions while utilizing the target allocation of our plan assets to forecast the expected long-term rate of return. Our pension asset allocation as of December 31, 2024, was approximately 57 percent equity securities, 40 percent fixed income and 3 percent real estate. Our postretirement health and life asset allocation as of December 31, 2024, was approximately 67 percent equity securities, and 33 percent fixed income. Equity securities consist of a mix of market capitalization sizes with domestic and international securities. In 2024, we used weighted average expected long-term rates of return of 6.84 percent in our actuarial determination of our pension expense and 6.28 percent in our actuarial determination of our other postretirement expense. The actuarial determination uses an asset smoothing methodology for actual returns to reduce the volatility of varying investment performance over time. We review our expected long-term rate of return assumption annually and will adjust it to respond to changing market conditions. A one-quarter percent decrease in the expected long-term rate of return would increase the annual expense for pension and other postretirement benefits by approximately $2.1 million, pre-tax.

The discount rate is computed using a bond matching study which utilizes a portfolio of high quality bonds that produce cash flows similar to the projected costs of our pension and other postretirement plans. In 2024, we used weighted average discount rates of 5.38 percent and 5.42 percent in our actuarial determination of our pension and other postretirement expense, respectively. We review our discount rates annually and will adjust them to respond to changing market conditions. A one-quarter percent decrease in the discount rate would increase the annual expense for pension and other postretirement benefits by approximately $0.2 million, pre-tax.

The mortality assumptions used to calculate our pension and other postretirement benefit obligations as of December 31, 2024, considered a modified PRI-2012 mortality table and MP-2021 mortality projection scale. (See Note 12. Pension and Other Postretirement Benefit Plans.)

Valuation of Business Combinations and Resulting Goodwill. When we acquire a business, the assets acquired and liabilities assumed are recorded at their respective fair values as of the acquisition date. Determining the fair value of intangible assets acquired as part of a business combination requires us to make significant estimates. These estimates may include the amount and timing of projected future cash flows, the discount rate used to discount those cash flows to present value, the assessment of the asset's life cycle, and the consideration of legal, technical, regulatory, economic and competitive risks.

Critical Accounting Policies (Continued)

Goodwill. Goodwill is the excess of the purchase price (consideration transferred) over the estimated fair value of the net assets of the acquired businesses. In accordance with GAAP, goodwill is not amortized. The Company assesses whether there has been an impairment of goodwill annually in the fourth quarter and whenever an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at the reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment test are considered critical due to the amount of goodwill recorded on our Consolidated Balance Sheet and the judgment required in determining fair value. The fair value of the New Energy reporting unit was determined using a discounted cash flow model, using significant assumptions which included a discount rate of 12.5 percent, cash flow forecasts through 2033, gross margins, and a terminal growth rate of 3.5 percent. Any forecast contains a degree of uncertainty, and changes in the forecasted cash flows and other assumptions could significantly increase or decrease the calculated fair value of New Energy. The results of our annual impairment test are discussed in Note 1. Operations and Significant Accounting Policies and Note 7. Fair Value in this Form 10-K. Goodwill was $154.9 million as of December 31, 2024.

Impairment of Long-Lived Assets. We review our long-lived assets for indicators of impairment in accordance with the accounting standards for property, plant and equipment on a quarterly basis.

In accordance with the accounting standards for property, plant and equipment, if indicators of impairment exist, we test our long-lived assets for recoverability by comparing the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. Cash flows are assessed at the lowest level of identifiable cash flows. The undiscounted future net cash flows are impacted by trends and factors known to us at the time they are calculated and our expectations related to: management's best estimate of future sales prices; holding period and timing of sales; method of disposition; and future expenditures necessary to maintain the operations. (See Note 1. Operations and Significant Accounting Policies.)

Taxation. We are required to make judgments regarding the potential tax effects of various financial transactions and our ongoing operations to estimate our obligations to taxing authorities. These tax obligations include income taxes and taxes other than income taxes. Judgments related to income taxes require the recognition in our financial statements of the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit. Tax positions that do not meet the "more-likely-than-not" criteria are reflected as a tax liability in accordance with the accounting standards for uncertainty in income taxes. We record a valuation allowance against our deferred tax assets to the extent it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

We are subject to income taxes in various jurisdictions. We make assumptions and judgments each reporting period to estimate our income tax assets, liabilities, benefits and expenses. Judgments and assumptions are supported by historical data and reasonable projections. Our assumptions and judgments include the application of tax statutes and regulations, and projections of future federal taxable income, state taxable income, and state apportionment to determine our ability to utilize NOL and credit carryforwards prior to their expiration. Significant changes in assumptions regarding future federal and state taxable income or a change in tax rates could require new or increased valuation allowances which could result in a material impact on our results of operations.

Outlook

ALLETE is an energy company committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses, and sustains growth. The Company has a long-term objective of achieving consolidated earnings per share growth within a range of 5 percent to 7 percent.

ALLETE is predominately a regulated utility through Minnesota Power, SWL&P, and an investment in ATC. ALLETE's strategy is to remain predominately a regulated utility while investing in ALLETE Clean Energy, New Energy and its Corporate and Other businesses to complement its regulated businesses, balance exposure to the utility's industrial customers, and provide potential long-term earnings growth. ALLETE expects net income from Regulated Operations to be approximately 75 percent of total consolidated net income in 2025. ALLETE expects its businesses to generally provide regulated, contracted or recurring revenues, and to support sustained growth in net income and cash flow.

In August 2022, the Inflation Reduction Act was signed into law. We believe our businesses will benefit from certain provisions of this law including from the extension and transferability of production tax credits and investment tax credits, among others. We have sold certain tax credits generated in 2023 and 2024, and we plan to continue selling certain tax credits generated in 2025 and beyond. We do not currently anticipate any impact from the new alternative minimum tax. We will continue to assess the impact of the law as additional implementation guidance becomes available and monitor any changes related to new public policies.

Minnesota Carbon-Free Legislation. On February 7, 2023, the Minnesota Governor signed a law that updated the state's renewable energy standard and requires Minnesota electric utilities to source retail sales with 100 percent carbon-free energy by 2040. The law increases the renewable energy standard from 25 percent renewable by 2025 to 55 percent renewable by 2035, and requires investor-owned Minnesota utilities to provide 80 percent carbon-free energy by 2030, 90 percent carbon-free energy by 2035 and 100 percent carbon-free energy by 2040. The law utilizes renewable energy credits as the means to demonstrate compliance with both the carbon-free and renewable standards, includes an off-ramp provision that enables the MPUC to protect reliability and customer costs through modification or delay of either the renewable energy standard, the carbon-free standard, or both, and streamlines development and construction of wind energy projects and transmission in Minnesota. Ongoing progress towards compliance with Minnesota's Carbon Free Standard is evaluated in the IRP proceedings at the MPUC. Minnesota Power's next IRP will be filed in March 2025 and discuss progress towards compliance with the 2040 law.

Regulated Operations. Minnesota Power's long-term strategy is to be the leading electric energy provider in northeastern Minnesota by providing safe, reliable and cost-competitive electric energy, while complying with environmental permit conditions and renewable energy requirements. Keeping the cost of energy production competitive enables Minnesota Power to effectively compete in the wholesale power markets and minimizes retail rate increases to help maintain customer viability. As part of maintaining cost competitiveness, Minnesota Power intends to reduce its exposure to possible future carbon and GHG legislation by reshaping its generation portfolio, over time, to reduce its reliance on coal. Minnesota Power is making significant progress toward 100 percent carbon-free energy supply. (See *EnergyForward.*) We will monitor and review proposed environmental regulations and may challenge those that add considerable cost with limited environmental benefit. Minnesota Power will continue to pursue customer growth opportunities and cost recovery rider approvals for transmission, renewable and environmental investments, as well as work with regulators to earn a fair rate of return.

Outlook (Continued)

Regulatory Matters. Entities within our Regulated Operations segment are under the jurisdiction of the MPUC, FERC, PSCW and NDPSC. See Note 4. Regulatory Matters for discussion of regulatory matters within these jurisdictions.

2024 Minnesota General Rate Case. On November 1, 2023, Minnesota Power filed a retail rate increase request with the MPUC seeking an average increase of approximately 12.00 percent for retail customers, net of rider revenue incorporated into base rates. The rate filing sought a return on equity of 10.30 percent and a 53.00 percent equity ratio. On an annualized basis, the requested final rate increase would have generated approximately $89 million in additional revenue. In separate orders dated December 19, 2023, the MPUC accepted the filing as complete and approved an annual interim rate increase of approximately $64 million, net of rider revenue, beginning January 1, 2024, subject to refund.

On May 3, 2024, Minnesota Power entered into a settlement agreement with the Minnesota Department of Commerce, Minnesota Office of the Attorney General, Residential Utilities Division, and Large Power Intervenors to settle the retail rate increase request. As part of the settlement agreement, the parties agreed on all issues, including an overall rate increase of $33.97 million, net of rider revenue and amounts transferring to the fuel adjustment clause, a return on equity of 9.78 percent, an equity ratio of 53.00 percent, all non-financial items and cost allocation. In an order dated November 25, 2024, the MPUC approved the settlement agreement. Final rates are expected to be implemented in the first quarter of 2025; interim rates will be collected through this period with reserves recorded as necessary. As a result of the settlement, Minnesota Power recorded a reserve for an interim rate refund of $23.0 million pre-tax as of December 31, 2024, which is subject to MPUC approval of Minnesota Power's refund calculation.

2022 Minnesota General Rate Case. Minnesota Power appealed with the Minnesota Court of Appeals (Court) specific aspects of the MPUC's February 2023 and May 2023 rate case orders for the ratemaking treatment of Taconite Harbor and Minnesota Power's prepaid pension asset. On September 9, 2024, the Court affirmed the MPUC's Taconite Harbor treatment, but reversed and remanded the treatment of Minnesota Power's prepaid pension asset back to the MPUC. The Court directed the MPUC to determine the amount of Minnesota Power's prepaid pension asset to be included in rate base. The MPUC has not yet determined the next procedural steps in implementing the Court's decision.

2024 Wisconsin General Rate Case. On March 29, 2024, SWL&P filed a rate increase request for its electric, gas and water utilities with the PSCW. The filing sought an overall return on equity of 10.00 percent and a 55.00 percent equity ratio. On an annualized basis, the requested change would increase rates by approximately 5.90 percent for retail customers and generate an estimated $7.3 million of additional revenue. In an order dated December 12, 2024, the PSCW approved an annual increase of approximately $5.5 million reflecting a return on equity of 9.80 percent and a 55.00 percent equity ratio. Final rates went into effect January 1, 2025.

Outlook (Continued)

Industrial Customers. Electric power is one of several key inputs in the taconite mining, paper, pulp and secondary wood products, pipeline and other industries. Approximately 56 percent of our regulated utility kWh sales in 2024 (55 percent in 2023 and 52 percent in 2022) were made to our industrial customers. We expect industrial sales of approximately 6.9 million MWh in 2025 (7.0 million MWh in 2024 and 7.0 million MWh in 2023). (See Item 1. Business – Regulated Operations – Electric Sales / Customers.)

Taconite. Minnesota Power's taconite customers are capable of producing up to approximately 41 million tons of taconite pellets annually. Taconite pellets produced in Minnesota are primarily shipped to North American steelmaking facilities that are part of the integrated steel industry, which continue to lead the world in environmental performance among steelmaking countries. According to the U.S. Department of Energy, steel production in the U.S. is the most energy efficient of any major steel producing country. Steel produced from these North American facilities is used primarily in the manufacture of automobiles, appliances, tubular applications for all industries, and in the construction industry. Steel is also a critical component of the clean energy transformation underway today. Meeting the demand for more renewable energy and the need for additional infrastructure to transport green energy from the point of generation to the end user both require steel. Historically, approximately 10 percent of Minnesota taconite production has been exported outside of North America.

There has been a general historical correlation between U.S. steel production and Minnesota taconite production. The American Iron and Steel Institute, an association of North American steel producers, reported that U.S. raw steel production operated at approximately 76 percent of capacity in 2024 (75 percent in 2023 and 78 percent in 2022). The World Steel Association, an association of steel producers, national and regional steel industry associations, and steel research institutes representing approximately 85 percent of world steel production, projected U.S. steel consumption in 2025 will increase by approximately 2 percent compared to 2024.

Minnesota Power's taconite customers may experience annual variations in production levels due to such factors as economic conditions, short-term demand changes or maintenance outages. The Minnesota Department of Revenue Mineral Tax Office expects taconite production from our taconite customers to be approximately 34 million tons in 2025. We estimate that a one million ton change in Minnesota Power's taconite customers' production would impact our annual earnings per share by approximately $0.07, net of expected power marketing sales at current prices. Changes in wholesale electric prices or customer contractual demand nominations could impact this estimate. Minnesota Power proactively sells power in the wholesale power markets that is temporarily not required by industrial customers to optimize the value of its generating facilities. Long-term reductions in taconite production or a permanent shut down of a taconite customer may lead Minnesota Power to file a general rate case to recover lost revenue.

USS Corporation. USS Corporation completed a $150 million investment to produce direct reduced-grade (DR-grade) pellets at its Keetac plant in late 2023. USS Corporation broke ground on the project in the third quarter of 2022, and confirmed the first shipment of DR-grade pellets in 2024. This investment enables the existing pelletizing plant to not only create DR-grade pellets for use as a feedstock for a direct reduced iron (DRI) or hot briquetted iron (HBI) process that ultimately supplies electric arc furnace steelmaking but also maintains the optionality to continue producing blast furnace-grade pellets. USS Corporation's Minntac and Keetac plants are Large Power industrial customers of Minnesota Power. USS Corporation has the capability to annually produce approximately 15 million tons of blast furnace-grade pellets at its Minntac plant and 5 million tons of blast-furnace grade pellets, or 4 million tons of DR-grade pellets, at its Keetac plant.

On December 18, 2023, USS Corporation announced it entered into a definitive agreement in which Nippon Steel will acquire all of the shares of USS Corporation. USS Corporation expected the transaction to close by the end of 2024, subject to regulatory approvals, at which time USS Corporation stated it will continue to operate under the U.S. Steel brand name and will maintain its headquarters in Pittsburgh, Pennsylvania. On January 3, 2025, President Biden issued an order blocking the transaction, a decision currently being challenged in court.

On January 27, 2025, USS Corporation exercised its rights under its electric service agreement with Minnesota Power to provide a four-year notice of termination. Minnesota Power and USS Corporation are working together to meet USS Corporation's evolving energy needs. Absent any other action by the parties, the termination of the current electric service agreement would be effective January 27, 2029, and USS Corporation would become a non-contract large power customer of Minnesota Power.

Cleveland-Cliffs, Inc. (Cliffs). Cliffs is the largest flat-rolled steel producer and the largest iron ore pellet producer in North America, and is also Minnesota Power's largest customer. Its acquisition in 2020 of substantially all of the operations of ArcelorMittal USA LLC and its subsidiaries included ArcelorMittal's Minorca mine in Virginia, Minnesota, and its ownership share of Hibbing Taconite in Hibbing, Minnesota, which are both large industrial customers of Minnesota Power. The acquisition increased customer concentration risk for the Company and could lead to further capacity consolidation for both steel blast furnaces and related Minnesota iron ore production. In 2024, Cliffs announced and completed an acquisition of Stelco Holdings, enhancing Cliffs' position as the largest flat-rolled steel producer in North America, diversifying Cliffs' end-markets, and expanding its geographical presence in Canada.

Northshore Mining. Cliffs idled all production at its Northshore mine in 2022, and subsequently resumed partial pellet plant production in April 2023. Cliffs indicated it will continue to utilize Northshore Mining as a swing facility. Northshore Mining has the capability to produce approximately 6 million tons annually. Minnesota Power has a PSA through 2031 with Silver Bay Power, which provides the majority of the electric service requirements for Northshore Mining.

Hibbing Taconite. Hibbing Taconite is a joint venture between subsidiaries of Cliffs (85.3 percent ownership) and USS Corporation (14.7 percent ownership). The joint venture is managed by Cliffs and is also a Large Power Customer of Minnesota Power. On May 25, 2023, the Minnesota Executive Council approved state mineral leases near Nashwauk, Minnesota, with Cliffs, the majority owner of Hibbing Taconite. Cliffs had stated that these leases would provide Hibbing Taconite with more than two decades of additional mineral reserves. In October of 2023, Mesabi Metallics issued a notice of termination of a private iron ore mineral lease agreement previously held by Cliffs, a decision that was affirmed in arbitration in 2024. Cliffs has stated that without these leases, the future of Hibbing Taconite is once again in question. Prior to the state mineral leases being awarded, Hibbing Taconite had proven mineral reserves to support its operations through 2026. Hibbing Taconite has the capability of producing 8 million tons of taconite annually.

Minnesota Sulfate Wild Rice Water Quality Standard. In April, 2021, the EPA identified rivers and lakes in Minnesota in which wild rice grows that have sulfate levels that exceed Minnesota's sulfate limit for wild rice waters. In September, 2021, three additional wild rice waters with sulfate levels that exceed Minnesota's sulfate limit were identified. The EPA directed the MPCA to add these rivers and lakes to its list of impaired waters which can be used to set limits in discharge permits for industrial activities such as mining. Minnesota Power's taconite customers could be adversely impacted if they are required to significantly reduce sulfate discharges.

Paper, Pulp and Secondary Wood Products. The North American paper and pulp industry continues to face declining demand due to the impact of electronic substitution for print and changing customer needs. As a result, certain paper and pulp customers have reduced their existing operations in recent years and have pursued or are pursuing product changes in response to the declining demand. The resulting reduction in production capacity outside of Minnesota for certain paper grades has solidified our paper customers' operations, at least for the near term, and as such we expect operating levels in 2025 at the major paper and pulp mills we serve to be at similar levels as in 2024.

Sofidel. ST Paper, a former Large Power Customer of Minnesota Power, sold its paper mill in Duluth, Minnesota to Sofidel, a privately held Italian multinational company, in the first quarter of 2024. In the third quarter of 2024, Sofidel announced plans to invest between $200 million and $250 million to add a conversion facility and automated warehouse to the tissue plant.

Pipeline and Other Industries.

Cenovus Energy. In 2023, Cenovus Energy announced that it had commenced a restart of the facility and resumed full operations in 2024 following a rebuild from a fire in 2018.

EnergyForward. Minnesota Power is executing *EnergyForward*, its strategy assuring reliability, protecting affordability and further improving environmental performance. The plan includes completed and planned investments in wind, solar, natural gas and hydroelectric power, construction of additional transmission capacity, the installation of emissions control technology and the idling and retirement of certain coal-fired generating facilities. Minnesota Power has a vision to deliver 100 percent carbon-free energy to customers, continuing its commitment to climate, customers and communities through its *EnergyForward* strategy. This vision builds on Minnesota Power's achievement in 2020 of providing 50 percent renewable energy to its customers. In 2023, the Minnesota Governor signed into law legislation that updates the state's renewable energy standard and requires Minnesota electric utilities to source retail sales with 100 percent carbon-free energy by 2040. Minnesota Power is working with various stakeholders and participating in the regulatory process to implement this legislation. (See Item 1. Business – Regulated Operations – Minnesota Legislation.)

2021 IRP. In February 2021, Minnesota Power filed its latest IRP, which was approved by the MPUC in a January 2023. The approved IRP, which reflects a joint agreement reached with various stakeholders, outlines Minnesota Power's clean-energy transition plans through 2035. These plans include expanding its renewable energy supply, achieving coal-free operations at its facilities by 2035, and investing in a resilient and flexible transmission and distribution grid. As part of these plans, Minnesota Power anticipates adding up to 700 MW of new wind and solar energy resources, and ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Minnesota Power's plans recognize that advances in technology will play a significant role in completing its transition to carbon-free energy supply, reliably and affordably. Minnesota Power is expected to file its next IRP in March 2025.

In recent years, Minnesota Power has transformed its energy supply from more than a 95 percent reliance on coal to become a leader in the nation's clean-energy transformation. Since 2013, the company has closed or converted seven of its nine coal-fired units and added nearly 900 megawatts of renewable energy sources. Additionally, Minnesota Power has been a leader in energy conservation, surpassing the state's conservation goals each year for the past decade.

Nemadji Trail Energy Center. Minnesota Power has a natural gas capacity dedication and other affiliated interest agreements for NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility to be built in Superior, Wisconsin, which will be jointly owned by Dairyland Power Cooperative, Basin and South Shore Energy, ALLETE's non-rate regulated, Wisconsin subsidiary. Minnesota Power is expected to purchase approximately 20 percent of the facility's output starting upon the completion of the facility pursuant to the capacity dedication agreement.

Renewable Energy. Minnesota Power continues to execute its renewable energy strategy and is currently supplying 55 percent of its energy by renewable energy sources. Minnesota Power is also making significant progress toward 100 percent carbon-free energy supply. (See *EnergyForward*.)

Minnesota Power has approved cost recovery riders for certain renewable investments and expenditures as well as investments and expenditures related to compliance with the Minnesota Solar Energy Standard. The cost recovery riders allow Minnesota Power to charge retail customers on a current basis for the costs of certain renewable and solar investments and expenditures plus a return on the capital invested. (See Note 4. Regulatory Matters.)

<u>*Wind Energy*</u>. Minnesota Power's wind energy facilities consist of Bison (497 MW) located in North Dakota, and Taconite Ridge (25 MW) located in northeastern Minnesota. Minnesota Power also has two long-term wind energy PPAs with an affiliate of NextEra Energy, Inc. to purchase the output from Oliver Wind I (50 MW) and Oliver Wind II (48 MW) located in North Dakota.

Minnesota Power uses the 465-mile, 250-kV DC transmission line that runs from Center, North Dakota, to Duluth, Minnesota, to transport wind energy from North Dakota while gradually phasing out coal-based electricity delivered to its system over this transmission line from Square Butte's lignite coal-fired generating unit. Minnesota Power is currently pursuing a modernization and capacity upgrade of its DC transmission system to continue providing reliable operations and additional system capabilities. (See *Transmission*.)

Wind Energy Request For Proposals. On February 15, 2024, Minnesota Power issued a RFP for up to 400 MW of wind energy resources.

Nobles 2 PPA. Minnesota Power has a long-term PPA with Nobles 2 that provides for Minnesota Power to purchase the energy and associated capacity from a 250 MW wind energy facility in southwestern Minnesota through 2040. The agreement provides for the purchase of output from the facility at fixed energy prices. There are no fixed capacity charges, and Minnesota Power will only pay for energy as it is delivered. (See *Corporate and Other – Investment in Nobles 2*.)

Manitoba Hydro. Minnesota Power has two long-term PPAs with Manitoba Hydro. The first PPA provides for Minnesota Power to purchase 250 MW of capacity and energy from Manitoba Hydro through May 2035. The second PPA provides for Minnesota Power to purchase up to 133 MW of energy from Manitoba Hydro through June 2040. (See Note 9. Commitments, Guarantees and Contingencies.)

Solar Energy. Minnesota Power's solar energy facilities consist of a 10 MW solar energy facility at the Camp Ripley Minnesota Army National Guard base and training facility near Little Falls, Minnesota, and a 40 kW solar array located in Duluth, Minnesota. Minnesota Power also purchases solar energy from approximately 20 MW of solar energy facilities located in Minnesota that are owned by an ALLETE subsidiary, and a 1 MW community solar garden in northeastern Minnesota, which is owned and operated by a third party. SWL&P owns and operates a 470 kW solar array as part of a community solar garden in Superior, Wisconsin, that went into service in 2023.

Solar Energy Request For Proposals. On November 15, 2023, Minnesota Power issued a RFP for up to 300 MW of solar energy resources, which were accepted through January 17, 2024. On September 23, 2024, Minnesota Power announced plans to build an 85 MW solar project and a 119.5 MW solar project in northern Minnesota, both of which are expected to be in service in mid-2027, subject to MPUC approval.

Distributed Solar Energy Request for Proposals. On January 30, 2025, Minnesota Power issued a RFP seeking distributed solar projects as part of its compliance with Minnesota's distributed solar energy standard. The RFP seeks proposals for solar generating facilities of 10 MW or less that will be connected to Minnesota Power's distribution system.

Transmission. We continue to make investments in transmission opportunities that strengthen or enhance the transmission grid or take advantage of our geographical location between sources of renewable energy and end users. These include investments to enhance our own transmission facilities and investments in other transmission assets (individually or in combination with others) and our investment in ATC. See also Item 1. Business – Regulated Operations – Transmission and Distribution.

North Plains Connector Development Agreement. In December 2023, ALLETE and Grid United LLC, an independent transmission company, signed development agreements for the North Plains Connector project. The project is a new, approximately 400-mile high-voltage direct-current (HVDC) transmission line from central North Dakota, to Colstrip, Montana that will be the first transmission connection between three regional U.S. electric energy markets: MISO, the Western Interconnection and the Southwest Power Pool. This new link, open to all sources of electric generation, would create 3,000 MW of transfer capacity between the middle of the country and the West Coast, easing congestion on the transmission system, increasing resiliency and reliability in all three energy markets, and enabling fast sharing of renewable energy across a vast area with diverse weather patterns. The project capital cost is expected to be approximately $3.2 billion. On August 6, 2024, the U.S. Department of Energy awarded a $700 million grant to the project. ALLETE expects to pursue up to 35 percent ownership and will be positioned to oversee the line's operation. The companies began project permitting in 2023 as they work toward a planned in-service date as early as 2032, pending regulatory and other necessary approvals.

Duluth Loop Reliability Project. In October 2021, Minnesota Power submitted an application for a certificate of need for the Duluth Loop Reliability Project. This transmission project was proposed to enhance reliability in and around Duluth, Minnesota. The project includes the construction of a new 115-kV transmission line; construction of an approximately one-mile extension of an existing 230-kV transmission line; and upgrades to several substations. A certificate of need was granted and a route permit was issued by the MPUC on April 3, 2023. The Duluth Loop Reliability Project is expected to be completed and in service by late 2026 to early 2027, with an estimated cost of $50 million to $70 million.

Outlook (Continued)
Transmission (Continued)

HVDC Transmission System Project. On June 1, 2023, Minnesota Power submitted an application for a certificate of need and route permit with the MPUC to replace aging critical infrastructure and modernize the terminal stations of its HVDC transmission line. In an October 25, 2024, order, the MPUC approved the certificate of need and route permit. Minnesota Power uses the 465-mile, 250-kV HVDC transmission line that runs from Center, North Dakota, to Duluth, Minnesota, to transport wind energy from North Dakota while gradually phasing out coal-based electricity delivered to its system over this transmission line from Square Butte's lignite coal-fired generating unit. The HVDC transmission system project is expected to improve reliability of the transmission system, improve system resiliency, expand the operating capacity of the HVDC terminals, and replace critical infrastructure. Construction on the Minnesota end of the project will begin in early 2025. Construction on the North Dakota end of the project will begin later in 2025, pending regulatory approvals in North Dakota. The project will be placed in-service between 2028 and 2030. The project is estimated to cost between $800 million and $940 million. On October 18, 2023, the U.S. Department of Energy awarded a $50 million grant to Minnesota Power for this project, which will be used to prepare the HVDC transmission system for future expansion and help reduce project costs to customers. In addition, this project was awarded $15 million in state funding as part of an energy and climate budget bill passed by the Minnesota Legislature in 2023. Further, Minnesota Power's application to the Minnesota Department of Commerce (DOC) State Competitiveness Fund Match Program received notification the DOC is reserving $10 million as a cost share for the project. In total, Minnesota Power has been awarded $75 million in federal and state dollars in support of the project.

Northland Reliability Project. Minnesota Power and Great River Energy announced in July 2022 their intent to build a 150-mile, 345-kV transmission line, connecting northern Minnesota to central Minnesota to support continued reliability in the Upper Midwest. Great River Energy, a wholesale electric power cooperative, and Minnesota Power filed a Notice of Intent to Construct, Own and Maintain the transmission line with the MPUC in August 2022. This joint project is part of a portfolio of transmission projects approved in July 2022 by MISO as part of the first phase of its Long Range Transmission Plan. Planning for the approximately $970 million to $1,350 million transmission line is in its early stages with the route anticipated to generally follow existing rights of way in an established power line corridor. The MPUC will determine the final route as well as cost recovery for Minnesota Power's approximately 50 percent estimated share of the project. On August 4, 2023, Minnesota Power and Great River Energy submitted an application for a certificate of need and route permit with the MPUC, which were approved by the MPUC at a hearing on January 23, 2025. On May 10, 2024, the FERC approved Minnesota Power's request to recover on construction work in progress related to this project from Minnesota Power's wholesale customers. Subject to regulatory approvals, the transmission line is expected to be in service in 2030.

Big Stone South – Alexandria – Big Oaks Transmission Project. Northern States Power, Great River Energy, Minnesota Power, Otter Tail Power Company, and Missouri River Energy Resources (Project Developers) announced in July 2022 their intent to build a 150-mile, 345-kV transmission line to improve reliability in North Dakota, South Dakota, and western and central Minnesota. This joint project is part of a portfolio of transmission projects approved in July 2022 by MISO as part of the first phase of its Long Range Transmission Plan. A Notice of Intent to Construct, Own and Maintain the transmission line was filed with the MPUC in October 2022. On September 29, 2023, the Project Developers submitted an application for a certificate of need and route permit with the MPUC, which was approved on October 3, 2024. The project is in its early stages and is expected to cost between $600 million and $700 million. Minnesota Power has asset ownership in the Alexandria – Big Oaks portion of the project, with start of construction following the certificate of need approval on October 3, 2024. Minnesota Power is a 16.5 percent owner of this portion of the project and will invest at this level for the entire portion of the project. On May 10, 2024, the FERC approved Minnesota Power's request to recover on construction work in progress related to this project from Minnesota Power's wholesale customers. The Minnesota Power portion of this transmission line is expected to be in service in 2027.

Second Phase of MISO Long Range Transmission Plan. Minnesota Power and SWL&P are participating in several projects identified in the second phase of the MISO Long Range Transmission Plan that was approved on December 12, 2024, including the Bison – Alexandria 345kV project, the Maple River – Cuyuna 345kV project, the Iron Range – St Louis County – Arrowhead 345kV project, and the Stinson MSSSC project. Notices of Intent to Construct, Own and Maintain the Bison – Alexandria 345kV project, the Maple River – Cuyuna 345 kV project, and the Iron Range – St Louis County – Arrowhead 345kV project were filed with the MPUC on February 7, 2025.

<u>*Bison – Alexandria 345kV project.*</u> This transmission line is closely related to the Alexandria – Big Oaks line noted previously and is anticipated to have the same ownership structure. MISO found that this project along with others in northern Minnesota provide outlets for generation from the west, supports large power transfers to load centers, and reduces congestion. The project in total is estimated to cost over $200 million and is expected to be completed by 2032.

Maple River – Cuyuna 345 kV project. This transmission line is a new, 166-mile 345-kV circuit that will connect the Maple River Substation near Fargo, ND to the Cuyuna Series Compensation Station near Riverton, MN. Minnesota Power is the owner of the Cuyuna Series Compensation Station in Minnesota, which is being constructed as part of the Northland Reliability Project, a joint project with Great River Energy. Otter Tail Power Company is the owner of the Maple River Substation in North Dakota. The project in total is estimated to cost approximately $910 million and is expected to be completed by 2033.

Iron Range – St. Louis County – Arrowhead 345kV project. This transmission line is a new, 63-mile 345-kV circuit that will connect the Iron Range Substation near Grand Rapids, MN to the St. Louis County Substation near Hermantown, MN, and then to the Arrowhead 345 kV Substation, also near Hermantown, MN. Minnesota Power is the owner of the Iron Range and St. Louis County substations. ATC is the owner of the Arrowhead 345 kV Substation. The project in total is estimated to cost approximately $370 million and is expected to be completed by 2032.

Stinson MSSSC project. This project involves modification and expansion of the existing Stinson Substation in Superior, Wisconsin to accommodate a new modular static synchronous series compensator (MSSSC) system and associated substation equipment. The MSSSC system is a type of grid-enhancing technology that will provide power flow capability to replace the existing Stinson phase shifting transformer. The project was identified as an underlying system improvement associated with LRTP Project #21 (Iron Range-St Louis County-Arrowhead Project) in the second phase of the MISO Long Range Transmission Plan that was approved on December 12, 2024. SWL&P is the owner of the Stinson Substation. The project is estimated to cost approximately $58 million and is expected to be completed by 2032.

Investment in ATC. ATC's most recent 10-year transmission assessment, which covers the years 2024 through 2033, identifies a need for between $8.9 billion and $10.9 billion in transmission system investments. These investments by ATC, if undertaken, are expected to be funded through a combination of internally generated cash, debt and investor contributions. As opportunities arise, we plan to make additional investments in ATC through general capital calls based upon our pro rata ownership interest in ATC.

ALLETE Clean Energy

ALLETE Clean Energy will pursue growth through acquisitions or project development. ALLETE Clean Energy is targeting acquisitions of existing operating portfolios which have a mix of long-term PSAs in place and/or available for repowering and recontracting. Further, ALLETE Clean Energy will evaluate actions that will lead to the addition of complimentary clean energy products and services. At this time, ALLETE Clean Energy is focused on actions that will optimize its clean energy project portfolio of operating and development projects, which may include recontracting, repowering, entering into partnerships and divestitures along with continued acquisitions or development of new projects including wind, solar, energy storage or storage ready facilities across North America.

Portions of our ALLETE Clean Energy business are experiencing return pressures that are impacting our earnings per share growth from increased competition, congestion and lower forward price curves, as a growing amount of investment capital is being directed into wind generation opportunities. In addition, current and potential new project developments can be negatively affected by a lower ALLETE stock price, which may result in such projects not being accretive, or otherwise unable to satisfy our financial objectives criteria to proceed. In response to these market pressures, we are actively evaluating additional growth opportunities to deliver more comprehensive clean energy solutions for customers at ALLETE Clean Energy, which may include wind, solar, storage solutions, and related energy infrastructure investments and services. We believe that the energy industry is entering a new phase of growth and that we are well-positioned to serve customers and drive future growth at ALLETE. ALLETE Clean Energy will continue to optimize its existing wind energy facility portfolio, advance and expand its project pipeline, and explore other renewable energy opportunities to further enhance its service offerings, growth and profitability.

ALLETE Clean Energy manages risk by having a diverse portfolio of assets, which includes PSA expiration, technology and geographic diversity. The current operating portfolio is subject to typical variations in seasonal wind with higher wind resources typically available in the winter months. The majority of its planned maintenance leverages this seasonality and is performed during lower wind periods. ALLETE Clean Energy's current operating portfolio is disclosed in Item 1. Business.

Outlook (Continued)

Corporate and Other.

New Energy. New Energy is a renewable energy development company with a primary focus on solar and storage facilities while also offering comprehensive operations, maintenance and asset management services. New Energy is a leading developer of community, commercial and industrial, and small utility-scale renewable energy projects that has completed more than 575 MW in its history, totaling more than $1.4 billion of capital. New Energy currently has a robust project pipeline with greater than 2,000 MW of renewable projects in development across over 20 different states. New Energy adds value through cost effective development and economies of scale on project implementation, bringing national capabilities to regional co-development partners. New Energy is involved in greenfield development as well as acquiring and completing mid-stage and late-stage renewable energy projects. New Energy will continue its current strategy of developing, owning and operating renewable energy projects.

Investment in Nobles 2. Our subsidiary, ALLETE South Wind, owns a 49 percent equity interest in Nobles 2, the entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota pursuant to a 20-year PPA with Minnesota Power. We account for our investment in Nobles 2 under the equity method of accounting. (See Note 6. Equity Investments.)

South Shore Energy. South Shore Energy, ALLETE's non-rate regulated, Wisconsin subsidiary, is developing NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility to be built in Superior, Wisconsin, which will be jointly owned by Dairyland Power Cooperative, Basin and South Shore Energy. Minnesota Power is expected to purchase approximately 20 percent of the facility's output starting upon completion of the facility pursuant to a capacity dedication agreement. Construction of NTEC is subject to obtaining additional permits from local, state and federal authorities. The total project cost is estimated to be approximately $700 million, of which South Shore Energy will be responsible for approximately 20 percent. South Shore Energy's portion of NTEC project costs incurred through December 31, 2024, is approximately $10 million.

BNI Energy. In 2024, BNI Energy sold 3.8 million tons of coal (4.0 million tons in 2023) and anticipates 2025 sales will be similar to 2024. BNI Energy operates under cost-plus fixed fee agreements extending through December 31, 2037.

ALLETE Properties. Our strategy incorporates the possibility of a bulk sale of the entire ALLETE Properties portfolio. Proceeds from a bulk sale would be strategically deployed to support growth initiatives at our Regulated Operations and ALLETE Clean Energy. ALLETE Properties also continues to pursue sales of individual parcels over time and will continue to maintain key entitlements and infrastructure.

Income Taxes

ALLETE's aggregate federal and multi-state statutory tax rate is approximately 28 percent for 2024. ALLETE also has tax credits and other tax adjustments that reduce the combined statutory rate to the effective tax rate. These tax credits and adjustments historically have included items such as production tax credits, excess deferred taxes, non-controlling interests in subsidiaries, as well as other items. The annual effective rate can also be impacted by such items as changes in income before income taxes, state and federal tax law changes that become effective during the year, business combinations, tax planning initiatives and resolution of prior years' tax matters. We expect that our effective tax rate will be lower than the combined statutory rate over the next 5 to 10 years due to tax credits attributable to our wind and solar energy generation.

Liquidity and Capital Resources

Liquidity Position. ALLETE is well-positioned to meet its liquidity needs. As of December 31, 2024, we had cash and cash equivalents of $32.8 million, $325.8 million in available consolidated lines of credit, 2.1 million original issue shares of common stock available for issuance through a distribution agreement with Lampert Capital Markets, the option (per the Merger Agreement) to request that Alloy Parent purchase up to a total of $300 million of preferred stock of ALLETE in the second half of 2025 (see *Securities*), and a debt-to-capital ratio of 35 percent.

Capital Structure. ALLETE's capital structure for each of the last three years is as follows:

As of December 31	2024	%	2023	%	2022	%
Millions						
ALLETE Equity	$2,848.0	55	$2,809.6	54	$2,691.9	51
Non-Controlling Interest in Subsidiaries	542.1	10	597.0	11	656.4	12
Short-Term and Long-Term Debt *(a)*	1,808.0	35	1,799.4	35	1,929.1	37
Redeemable Non-Controlling Interest	0.4	—	0.5	—	—	—
	$5,198.5	100	$5,206.5	100	$5,277.4	100

(a) Excludes unamortized debt issuance costs.

Cash Flows. Selected information from ALLETE's Consolidated Statement of Cash Flows is as follows:

Year Ended December 31	2024	2023	2022
Millions			
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	$79.4	$40.2	$47.7
Cash Flows from (used in)			
Operating Activities	457.1	585.3	221.3
Investing Activities	(340.7)	(283.6)	(384.0)
Financing Activities	(140.6)	(262.5)	155.2
Change in Cash, Cash Equivalents and Restricted Cash	(24.2)	39.2	(7.5)
Cash, Cash Equivalents and Restricted Cash at End of Period	$55.2	$79.4	$40.2

Operating Activities. Cash provided by operating activities was lower in 2024 compared to 2023 reflecting cash proceeds from the sales of ALLETE Clean Energy's Northern Wind and Red Barn projects in 2023, cash received from the favorable arbitration award by a subsidiary of ALLETE Clean Energy in 2023, higher cash contributions to defined benefit pension in 2024, and timing of recovery under Minnesota Power's fuel adjustment clause. These decreases were partially offset by proceeds from the sale of renewable tax credits in 2024.

Cash provided by operating activities was higher in 2023 compared to 2022 reflecting cash proceeds from the sales of ALLETE Clean Energy's Northern Wind and Red Barn projects in 2023, cash received from the favorable arbitration award by a subsidiary of ALLETE Clean Energy in 2023, lower payments for inventories in 2023 related to the Northern Wind and Red Barn projects, and timing of recovery under Minnesota Power's fuel adjustment clause. Cash provided by operating activities in 2023 also increased due to the timing of recovery under Minnesota Power's fuel adjustment clause.

Investing Activities. Cash used in investing activities was higher in 2024 compared to 2023 reflecting more payments for additions to property, plant and equipment compared to 2023, partially offset by state cash grants received for our HVDC Transmission System Project in 2024. (See Outlook.)

Cash used in investing activities was lower in 2023 compared to 2022 reflecting cash payments for the acquisition of New Energy in 2022. This decrease was partially offset by more payments for additions to property, plant and equipment in 2023 compared to 2022.

Financing Activities. Cash used in financing activities was lower in 2024 compared to 2023 reflecting higher proceeds from the issuance of long-term debt compared in 2024, partially offset by higher repayments of long-term debt in 2024.

Cash used in financing activities in 2023 reflected lower proceeds from the issuance of common stock and the issuance of long-term debt, and lower proceeds from the issuance of non-controlling interest in subsidiaries compared to 2022.

Liquidity and Capital Resources(Continued)

Working Capital. Additional working capital, if and when needed, generally is provided by consolidated bank lines of credit and the issuance of securities, including long-term debt, common stock and commercial paper. As of December 31, 2024, we had consolidated bank lines of credit aggregating $362.0 million ($423.1 million as of December 31, 2023), most of which expire in January 2027. We had $16.2 million outstanding in standby letters of credit and $20.0 million outstanding draws under our lines of credit as of December 31, 2024 ($19.4 million in standby letters of credit and $34.1 million outstanding draws as of December 31, 2023). We also have other credit facility agreements in place that provide the ability to issue up to $180.0 million in standby letters of credit. As of December 31, 2024, we had $118.4 million outstanding in standby letters of credit under these agreements.

In addition, as of December 31, 2024, we had 2.4 million original issue shares of our common stock available for issuance through Invest Direct and 2.1 million original issue shares of common stock available for issuance through a distribution agreement with Lampert Capital Markets. (See *Securities*.) The amount and timing of future sales of our securities will depend upon market conditions and our specific needs.

Securities. The Merger Agreement also provides that ALLETE may notify Alloy Parent of our intent to raise equity capital of up to a total of $300 million in the second half of 2025, subject to certain parameters. If Alloy Parent declines to participate in the equity capital raises or fails to provide timely notice with respect thereto, ALLETE will have the right to issue ALLETE common stock in the public markets for an amount equal to any unfunded amounts under such equity capital raises up to certain limits. (See Note 15. Agreement and Plan of Merger.)

We entered into a distribution agreement with Lampert Capital Markets, in 2008, as amended most recently in 2020, with respect to the issuance and sale of up to an aggregate of 13.6 million shares of our common stock, without par value, of which 2.1 million shares remain available for issuance as of December 31, 2024. For the year ended December 31, 2024, no shares of common stock were issued under this agreement (none in 2023; none in 2022).

During the year ended December 31, 2024, we issued 0.3 million shares of common stock through Invest Direct, the Employee Stock Purchase Plan and the Retirement Savings and Stock Ownership Plan, resulting in net proceeds of $12.9 million (0.3 million shares for net proceeds of $14.9 million in 2023; 0.3 million shares for net proceeds of $16.2 million in 2022). See Note 10. Common Stock and Earnings Per Share for additional detail regarding ALLETE's equity securities.

Financial Covenants. See Note 8. Short-Term and Long-Term Debt for information regarding our financial covenants.

Pension and Other Postretirement Benefit Plans. Management considers various factors when making funding decisions, such as regulatory requirements, actuarially determined minimum contribution requirements and contributions required to avoid benefit restrictions for the defined benefit pension plans. For the year ended December 31, 2024, we made $25.0 million in cash contributions to the defined benefit pension plans. On January 15, 2025, we contributed $19.1 million in cash to the defined benefit pension plans, and do not expect to make additional cash contributions to the defined benefit pension plans in 2025. We do not expect to make any contributions to the defined benefit postretirement health and life plans in 2025. (See Note 10. Common Stock and Earnings Per Share and Note 12. Pension and Other Postretirement Benefit Plans.)

Off-Balance Sheet Arrangements. Off-balance sheet arrangements are discussed in Note 9. Commitments, Guarantees and Contingencies.

Contractual Obligations and Commercial Commitments. ALLETE has contractual obligations and other commitments that will need to be funded in the future, in addition to its capital expenditure programs. Material contractual obligations and other commitments are as follows:

Long-Term Debt. ALLETE has material long-term debt obligations, including long-term debt due within one year. These obligations include the principal amount of bonds, notes and loans which are recorded on the Consolidated Balance Sheet, plus interest. (See Note 8. Short-Term and Long-Term Debt.)

Liquidity and Capital Resources (Continued)
Contractual Obligations and Commercial Commitments (Continued)

Pension and Other Postretirement Benefit Plans. Pension and other postretirement benefit plan obligations include the current estimate of future benefit payments. Pension contributions are dependent on several factors including realized asset performance, future discount rate and other actuarial assumptions, Internal Revenue Service and other regulatory requirements, and contributions required to avoid benefit restrictions for the pension plans. Funding for the other postretirement benefit plans is impacted by realized asset performance, future discount rate and other actuarial assumptions, and utility regulatory requirements. Our obligations are estimates and will change based on actual market performance, changes in interest rates and any changes in governmental regulations. (See Note 12. Pension and Other Postretirement Benefit Plans.)

Operating and Finance Lease Obligations. ALLETE has certain operating and finance lease obligations for the minimum payments required under various lease agreements which are recorded on the Consolidated Balance Sheet. (See Note 1. Operations and Significant Accounting Policies.)

Easement Obligations. ALLETE has easement obligations for the minimum payments required under our land easement agreements at our wind energy facilities. (See Note 9. Commitments, Guarantees and Contingencies.)

PPA Obligations. PPA obligations represent our Square Butte, Manitoba Hydro and other PPAs. (See Note 9. Commitments, Guarantees and Contingencies.)

Other Purchase Obligations. ALLETE has other purchase obligations covering our minimum purchase commitments under coal supply and rail contracts, and long-term service agreements for wind energy facilities. (See Note 9. Commitments, Guarantees and Contingencies.)

Credit Ratings. Access to reasonably priced capital markets is dependent in part on credit and ratings. Our securities have been rated by S&P and by Moody's. Rating agencies use both quantitative and qualitative measures in determining a company's credit rating. These measures include business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative ones are more subjective. Our current credit ratings are listed in the following table:

Credit Ratings	S&P *(a)*	Moody's
Issuer Credit Rating	BBB	Baa1
Commercial Paper	A-2	P-2
First Mortgage Bonds	*(b)*	A2

(a)   On May 7, 2024, S&P Global Ratings revised its outlook on ALLETE to negative from stable and affirmed all of its ratings on ALLETE. S&P Global Ratings cited the possibility for higher leverage and weaker financial measures because of the Merger as its rationale for issuing the negative outlook.
(b)   Not rated by S&P.

The disclosure of these credit ratings is not a recommendation to buy, sell or hold our securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Common Stock Dividends. ALLETE is committed to providing a competitive dividend to its shareholders while at the same time funding its growth. ALLETE's long-term objective is to maintain a dividend payout ratio similar to our peers and provide for future dividend increases. Our targeted payout range is between 60 percent and 70 percent. In 2024, we paid out 91 percent (63 percent in 2023; 77 percent in 2022) of our per share earnings in dividends. On January 30, 2025, our Board of Directors declared a dividend of $0.73 per share, which is payable on March 1, 2025, to shareholders of record at the close of business on February 14, 2025.

Under the Merger Agreement, the Company has agreed not to declare or pay dividends except for quarterly cash dividends payable by us in respect of shares of our common stock on a schedule consistent with our past practices in an amount not to exceed 5 percent per share more than the dividend payable during the prior 12-month period, subject to certain other exceptions. (See Note 15. Agreement and Plan of Merger).

Capital Requirements

ALLETE's projected capital expenditures for the years 2025 through 2029 are presented in the following table. Actual capital expenditures may vary from the projections due to changes in forecasted plant maintenance, regulatory decisions or approvals, future environmental requirements, base load growth, capital market conditions or executions of new business strategies. Projected capital expenditures exclude amounts for projects that will be sold to third parties upon completion.

Capital Expenditures	2025	2026	2027	2028	2029	Total
Millions						
Regulated Operations						
High kV Transmission Expansion *(a)*	$90	$200	$615	$635	$265	$1,805
Solar RFP *(b)*	145	180	60	40	—	425
Wind RFP *(b)*	75	215	325	—	—	615
Storage *(b)*	—	10	35	200	200	445
Base & Other	220	265	285	280	270	1,320
Regulated Operations	530	870	1,320	1,155	735	4,610
ALLETE Clean Energy *(c)*	15	10	5	5	5	40
Corporate and Other						
South Shore Energy *(d)*	—	55	65	65	45	230
Other	60	5	20	15	25	125
Total Capital Expenditures *(e)*	$605	$940	$1,410	$1,240	$810	$5,005

(a) *This includes capital expenditures for the HVDC modernization, Northland Reliability, Duluth Loop, Big Stone South transmission projects and several projects identified in the second phase of the MISO Long Range Transmission Plan that was approved on December 12, 2024. (See Outlook – Transmission.)*

(b) *These capital expenditures are part of Minnesota Power's clean-energy transition plans, which include its progress toward 100 percent carbon-free energy supply, as detailed in Minnesota Power's latest IRP, which was approved by the MPUC in January 2023. These capital expenditures are dependent on successful requests for proposal by Minnesota Power. (See Outlook – EnergyForward.)*

(c) *Capital expenditures do not include costs related to developing projects that will be sold upon completion as these costs are accounted for as inventory and reflected in Inventories – Net on the Consolidated Balance Sheet.*

(d) *Our portion of estimated capital expenditures for construction of NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility to be built in Superior, Wisconsin, which will be jointly owned by Dairyland Power Cooperative, Basin and South Shore Energy.*

(e) *These amounts do not include capital expenditures for projects considered to be in their preliminary stages.*

We are well positioned to meet our financing needs due to adequate operating cash flows, available additional working capital and access to capital markets. We will finance capital expenditures from a combination of internally generated funds, debt and equity issuance proceeds. We intend to maintain a capital structure with capital ratios near current levels. (See *Capital Structure.*)

Environmental and Other Matters

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. A number of regulatory changes to the Clean Air Act, the Clean Water Act and various waste management requirements have been promulgated by both the EPA and state authorities over the past several years. Minnesota Power's facilities are subject to additional requirements under many of these regulations. Minnesota Power is reshaping its generation portfolio, over time, to reduce its reliance on coal, has installed cost-effective emission control technology, and advocates for sound science and policy during rulemaking implementation. (See Note 9. Commitments, Guarantees and Contingencies.)

Market Risk

Securities Investments.

Available-for-Sale Securities. As of December 31, 2024, our available-for-sale securities portfolio consisted primarily of securities held in other postretirement plans to fund employee benefits.

Market Risk (Continued)

INTEREST RATE RISK

We are exposed to risks resulting from changes in interest rates as a result of our issuance of variable rate debt. We manage our interest rate risk by varying the issuance and maturity dates of our fixed rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. We may also enter into derivative financial instruments, such as interest rate swaps, to mitigate interest rate exposure. The following table presents the long-term debt obligations and the corresponding weighted average interest rate as of December 31, 2024:

Interest Rate Sensitive Financial Instruments	Expected Maturity Date							Fair Value
	2025	2026	2027	2028	2029	Thereafter	Total	
Long-Term Debt								
Fixed Rate – Millions	$66.9	$80.2	$162.5	$55.8	$220.3	$1,174.5	$1,760.2	$1,620.2
Average Interest Rate – %	5.4	3.5	4.5	3.8	4.9	4.5	4.5	
Variable Rate – Millions	$27.8	—	$20.0	—	—	—	$47.8	$47.8
Average Interest Rate – %	3.7	—	5.7	—	—	—	4.5	

Interest rates on variable rate long-term debt are reset on a periodic basis reflecting prevailing market conditions. Based on the variable rate debt outstanding as of December 31, 2024, an increase of 100 basis points in interest rates would impact the amount of pre-tax interest expense by $0.5 million. This amount was determined by considering the impact of a hypothetical 100 basis point increase to the average variable interest rate on the variable rate debt outstanding as of December 31, 2024.

COMMODITY PRICE RISK

Our regulated utility operations incur costs for power and fuel (primarily coal and related transportation) in Minnesota, and power and natural gas purchased for resale in our regulated service territory in Wisconsin. Minnesota Power's exposure to price risk for these commodities is significantly mitigated by the current ratemaking process and regulatory framework, which allows recovery of fuel costs in excess of those included in base rates or distribution of savings in fuel costs to ratepayers. SWL&P's exposure to price risk for natural gas is significantly mitigated by the current ratemaking process and regulatory framework, which allows the commodity cost to be passed through to customers. We seek to prudently manage our customers' exposure to price risk by entering into contracts of various durations and terms for the purchase of power and coal and related transportation costs (Minnesota Power) and natural gas (SWL&P).

POWER MARKETING

Minnesota Power's power marketing activities consist of: (1) purchasing energy in the wholesale market to serve its regulated service territory when energy requirements exceed generation output; and (2) selling excess available energy and purchased power. From time to time, Minnesota Power may have excess energy that is temporarily not required by retail and municipal customers in our regulated service territory. Minnesota Power actively sells any excess energy to the wholesale market to optimize the value of its generating facilities.

We are exposed to credit risk primarily through our power marketing activities. We use credit policies to manage credit risk, which includes utilizing an established credit approval process and monitoring counterparty limits.

Recently Adopted Accounting Pronouncements.

New accounting pronouncements are discussed in Note 1. Operations and Significant Accounting Policies.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk for information related to quantitative and qualitative disclosure about market risk.

Item 8. Financial Statements and Supplementary Data

See our Consolidated Financial Statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022, and supplementary data, which are indexed in Item 15(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2024, evaluations were performed, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, on the effectiveness of the design and operation of ALLETE's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (Exchange Act). Based upon those evaluations, our principal executive officer and principal financial officer have concluded that such disclosure controls and procedures are effective to provide assurance that information required to be disclosed in ALLETE's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control – Integrated Framework (framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Controls

There has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Trading Plans. For the three months ended December 31, 2024, no director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Unless otherwise stated, the information required by this Item is incorporated by reference herein from our Proxy Statement for the 2025 Annual Meeting of Shareholders (2025 Proxy Statement) under the following headings:

- **Directors.** The information regarding directors will be included in the "Election of Directors" section;

- **Audit Committee Financial Expert.** The information regarding the Audit Committee financial expert will be included in the "Corporate Governance" section and the "Audit Committee Report" section;

- **Audit Committee Members.** The identity of the Audit Committee members will be included in the "Corporate Governance" section and the "Audit Committee Report" section;

- **Executive Officers.** The information regarding executive officers is included in Part I of this Form 10-K; and

- **Section 16(a) Delinquency.** If applicable, information regarding Section 16(a) delinquencies will be included in a "Delinquent Section 16(a) Reports" section.

Our 2025 Proxy Statement will be filed with the SEC within 120 days after the end of our 2024 fiscal year.

Code of Ethics. We have adopted a written Code of Ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. A copy of our Code of Ethics is available on our website at www.allete.com and print copies are available without charge upon request to ALLETE, Inc., Attention: Secretary, 30 West Superior St., Duluth, Minnesota 55802. Any amendment to the Code of Ethics or any waiver of the Code of Ethics will be disclosed on our website at www.allete.com promptly following the date of such amendment or waiver.

Corporate Governance. The following documents are available on our website at www.allete.com and print copies are available upon request:

- Corporate Governance Guidelines;

- Audit Committee Charter;

- Executive Compensation and Human Capital Committee Charter; and

- Corporate Governance and Nominating Committee Charter.

Any amendment to these documents will be disclosed on our website at www.allete.com promptly following the date of such amendment.

Insider Trading Policies. The information required by this Item for disclosure of the Company's insider trading policies and procedures and disclosure of certain options awarded close in time to the release of material nonpublic information is incorporated by reference herein from our 2025 Proxy Statement.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference herein from the "Compensation Discussion and Analysis," the "Compensation Committee Report," the "Director Compensation" and the "Pay Versus Performance" sections in our 2025 Proxy Statement.

Information concerning the Company's policy regarding incentive-based compensation received by current and former officers in the event of a required accounting restatement is included in Exhibit 97 to this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference herein from the "Ownership of ALLETE Common Stock – Securities Owned by Certain Beneficial Owners" and the "Ownership of ALLETE Common Stock – Securities Owned by Directors and Management" sections in our 2025 Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the shares of ALLETE common stock available for issuance under the Company's equity compensation plans as of December 31, 2024:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights *(a)*	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights *(b)*	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans *(c)*
Equity Compensation Plans Approved by Security Holders	227,422	—	783,025
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	227,422	—	783,025

(a) *Includes the following as of December 31, 2024: (i) 32,674 securities representing the performance shares (including accrued dividends) granted under the executive long-term incentive compensation plan that vested but were not paid as of December 31, 2024; (ii) 108,927 securities representing the target number of performance share awards (including accrued dividends) granted under the executive long-term incentive compensation plan that were unvested; and (iii) 85,821 director deferred stock units (including accrued dividends) under the non-employee director compensation deferral plan. With respect to unvested performance share awards, the actual number of shares to be issued will vary from 0 percent to 200 percent of the target level depending upon the achievement of total shareholder return objectives established for such awards. For additional information about the performance shares, including payout calculations, see our 2025 Proxy Statement.*

(b) *Earned performance share awards are paid in shares of ALLETE common stock on a one-for-one basis. Accordingly, these awards do not have a weighted-average exercise price.*

(c) *Excludes the number of securities shown in the first column as to be issued upon exercise of outstanding options, warrants, and rights. The amount shown is comprised of: (i) 494,870 shares available for issuance under the executive long-term incentive compensation plan in the form of options, rights, restricted stock units, performance share awards, and other grants as approved by the Executive Compensation Committee of the Company's Board of Directors; (ii) 255,431 shares available for issuance under the Non-Employee Director Stock Plan as payment for a portion of the annual retainer payable to non-employee Directors; and (iii) 32,724 shares available for issuance under the ALLETE and Affiliated Companies Employee Stock Purchase Plan.*

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference herein from the "Corporate Governance" section in our 2025 Proxy Statement.

We have adopted a Related Person Transaction Policy which is available on our website at www.allete.com. Print copies are available without charge, upon request. Any amendment to this policy will be disclosed on our website at www.allete.com promptly following the date of such amendment.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Minneapolis, MN, PCAOB ID: 238.

The information required by this Item is incorporated by reference herein from the "Audit Committee Report" section in our 2025 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a)	Certain Documents Filed as Part of this Form 10-K.	
(1)	Financial Statements	Page
	ALLETE	
	Report of Independent Registered Public Accounting Firm	75
	Consolidated Balance Sheet as of December 31, 2024 and 2023	77
	For the Years Ended December 31, 2024, 2023 and 2022	
	Consolidated Statement of Income	78
	Consolidated Statement of Comprehensive Income	79
	Consolidated Statement of Cash Flows	80
	Consolidated Statement of Equity	81
	Notes to Consolidated Financial Statements	82
(2)	Financial Statement Schedules	
	Schedule II – ALLETE Valuation and Qualifying Accounts and Reserves	138

All other schedules have been omitted either because the information is not required to be reported by ALLETE or because the information is included in the Consolidated Financial Statements or the notes.

(3)   Exhibits including those incorporated by reference.

Exhibit Number

*2	—	Agreement and Plan of Merger by and among ALLETE, Inc., Alloy Parent LLC and Alloy Merger Sub LLC, dated as of May 5, 2024 (filed as Exhibit 2.1 to the May 6, 2024, Form 8-K, File No. 1-3548).**
*3(a)1	—	Articles of Incorporation, amended and restated as of May 8, 2001 (filed as Exhibit 3(b) to the March 31, 2001, Form 10-Q, File No. 1-3548).
*3(a)2	—	Amendment to Articles of Incorporation, dated as of September 20, 2004 (filed as Exhibit 3 to the September 21, 2004, Form 8-K, File No. 1-3548).
*3(a)3	—	Amendment to Articles of Incorporation, dated as of May 12, 2009 (filed as Exhibit 3 to the June 30, 2009, Form 10-Q, File No. 1-3548).
*3(a)4	—	Amendment to Articles of Incorporation, dated as of May 11, 2010 (filed as Exhibit 3(a) to the May 14, 2010, Form 8-K, File No. 1-3548).
*3(a)5	—	Amendment to Certificate of Assumed Name, filed with the Minnesota Secretary of State on May 8, 2001 (filed as Exhibit 3(a) to the March 31, 2001, Form 10-Q, File No. 1-3548).
*3(b)		Bylaws, as amended effective April 13, 2020 (filed as Exhibit 3 to the April 14, 2020, Form 8-K, File No. 1-3548).
*4(a)1	—	Mortgage and Deed of Trust, dated as of September 1, 1945, between Minnesota Power & Light Company (now ALLETE) and The Bank of New York Mellon (formerly Irving Trust Company) and Sherma Thomas (successor to Richard H. West), Trustees (filed as Exhibit 7(c), File No. 2-5865).
*4(a)2	—	Supplemental Indentures to ALLETE's Mortgage and Deed of Trust:

	Number	Dated as of	Reference File	Exhibit
	First	March 1, 1949	2-7826	7(b)
	Second	July 1, 1951	2-9036	7(c)
	Third	March 1, 1957	2-13075	2(c)
	Fourth	January 1, 1968	2-27794	2(c)
	Fifth	April 1, 1971	2-39537	2(c)
	Sixth	August 1, 1975	2-54116	2(c)
	Seventh	September 1, 1976	2-57014	2(c)
	Eighth	September 1, 1977	2-59690	2(c)
	Ninth	April 1, 1978	2-60866	2(c)
	Tenth	August 1, 1978	2-62852	2(d)2
	Eleventh	December 1, 1982	2-56649	4(a)3
	Twelfth	April 1, 1987	33-30224	4(a)3
	Thirteenth	March 1, 1992	33-47438	4(b)
	Fourteenth	June 1, 1992	33-55240	4(b)

Fifteenth	July 1, 1992	33-55240	4(c)
Sixteenth	July 1, 1992	33-55240	4(d)
Seventeenth	February 1, 1993	33-50143	4(b)
Eighteenth	July 1, 1993	33-50143	4(c)
Nineteenth	February 1, 1997	1-3548 (1996 Form 10-K)	4(a)3
Twentieth	November 1, 1997	1-3548 (1997 Form 10-K)	4(a)3
Twenty-first	October 1, 2000	333-54330	4(c)3
Twenty-second	July 1, 2003	1-3548 (June 30, 2003, Form 10-Q)	4
Twenty-third	August 1, 2004	1-3548 (Sept. 30, 2004, Form 10-Q)	4(a)
Twenty-fourth	March 1, 2005	1-3548 (March 31, 2005, Form 10-Q)	4
Twenty-fifth	December 1, 2005	1-3548 (March 31, 2006, Form 10-Q)	4
Twenty-sixth	October 1, 2006	1-3548 (2006 Form 10-K)	4(a)3
Twenty-seventh	February 1, 2008	1-3548 (2007 Form 10-K)	4(a)3
Twenty-eighth	May 1, 2008	1-3548 (June 30, 2008, Form 10-Q)	4
Twenty-ninth	November 1, 2008	1-3548 (2008 Form 10-K)	4(a)3
Thirtieth	January 1, 2009	1-3548 (2008 Form 10-K)	4(a)4
Thirty-first	February 1, 2010	1-3548 (March 31, 2010, Form 10-Q)	4
Thirty-second	August 1, 2010	1-3548 (Sept. 30, 2010, Form 10-Q)	4
Thirty-third	July 1, 2012	1-3548 (July 2, 2012, Form 8-K)	4
Thirty-fourth	April 1, 2013	1-3548 (April 2, 2013, Form 8-K)	4
Thirty-fifth	March 1, 2014	1-3548 (March 31, 2014, Form 10-Q)	4
Thirty-sixth	June 1, 2014	1-3548 (June 30, 2014, Form 10-Q)	4
Thirty-seventh	September 1, 2014	1-3548 (Sept. 30, 2014, Form 10-Q)	4
Thirty-eighth	September 1, 2015	1-3548 (Sept. 30, 2015, Form 10-Q)	4(a)
Thirty-ninth	April 1, 2018	1-3548 (March 31, 2018, Form 10-Q)	4
Fortieth	March 1, 2019	1-3548 (March 31, 2019, Form 10-Q)	4(a)
Forty-first	August 1, 2020	1-3548 (Sept. 30, 2020, Form 10-Q)	4(a)
Forty-second	September 1, 2021	1-3548 (Sept. 30, 2021, Form 10-Q)	4
Forty-third	August 1, 2022	1-3548 (Sept. 30, 2022, Form 10-Q)	4
Forty-fourth	April 1, 2023	1-3548 (June 30, 2023, Form 10-Q)	4
Forty-fifth	April 1, 2024	1-3548 (March 31, 2024, Form 10-Q)	4

*4(b)1 — Mortgage and Deed of Trust, dated as of March 1, 1943, between Superior Water, Light and Power Company and Chemical Bank & Trust Company and Howard B. Smith, as Trustees, both succeeded by U.S. Bank National Association, as Trustee (filed as Exhibit 7(c), File No. 2-8668).

*4(b)2 — Supplemental Indentures to Superior Water, Light and Power Company's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1951	2-59690	2(d)(1)
Second	March 1, 1962	2-27794	2(d)1
Third	July 1, 1976	2-57478	2(e)1
Fourth	March 1, 1985	2-78641	4(b)
Fifth	December 1, 1992	1-3548 (1992 Form 10-K)	4(b)1
Sixth	March 24, 1994	1-3548 (1996 Form 10-K)	4(b)1
Seventh	November 1, 1994	1-3548 (1996 Form 10-K)	4(b)2
Eighth	January 1, 1997	1-3548 (1996 Form 10-K)	4(b)3
Ninth	October 1, 2007	1-3548 (2007 Form 10-K)	4(c)3
Tenth	October 1, 2007	1-3548 (2007 Form 10-K)	4(c)4
Eleventh	December 1, 2008	1-3548 (2008 Form 10-K)	4(c)3
Twelfth	December 2, 2013	1-3548 (2013 Form 10-K)	4(c)3
Thirteenth	May 29, 2018	1-3548 (June 30, 2018, Form 10-Q)	4
Fourteenth	June 14, 2021	1-3548 (June 30, 2021, Form 10-Q)	4(a)
Fifteenth	June 14, 2021	1-3548 (June 30, 2021, Form 10-Q)	4(b)

Exhibit Number		
*4(c)	—	Note Purchase and Guarantee Agreement dated as of November 5, 2015, among Armenia Mountain Wind LLC, AMW I Holding, LLC and the purchasers named therein (filed as Exhibit 4 to the November 12, 2015, Form 8-K, File No. 1-3548).
*4(d)	—	Note Purchase Agreement, dated December 8, 2016, between ALLETE and Hartford Investment Management Company, Northwestern Mutual Investment Management Company, The Northwestern Mutual Life Insurance Company and Nationwide Life insurance Company (filed as Exhibit 4 to the December 12, 2016, Form 8-K, File No. 1-3548).
*4(e)	—	Note Purchase Agreement, dated September 10, 2020, between ALLETE and the purchasers named therein (filed as Exhibit 4 to the September 30, 2020, Form 10-Q, File No. 1-3548).
*4(f)	—	Note Purchase Agreement, dated June 27, 2024, between ALLETE and the purchasers named therein. (filed as Exhibit 4 to the June 30, 2024, Form 10-Q, File No. 1-3548).
*4(g)	—	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4(h) to the 2019 Form 10-K, File No. 1-3548).
*10(a)	—	Power Purchase and Sale Agreement, dated as of May 29, 1998, between Minnesota Power, Inc. (now ALLETE) and Square Butte Electric Cooperative (filed as Exhibit 10 to the June 30, 1998, Form 10-Q, File No. 1-3548).
*10(b)1	—	Amended and Restated Credit Agreement dated as of January 10, 2019 among ALLETE, as Borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Chase Bank, N.A., as Sole Lead Arranger and Sole Book Runner (filed as Exhibit 10(b)2 to the 2018 Form 10-K, File No. 1-3548).
*10(b)2	—	First Amendment to Credit Agreement dated May 15, 2019, among ALLETE, as Borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 4 to the June 30, 2019, Form 10-Q, File No. 1-3548).
*10(b)3	—	Second Amendment to Credit Agreement dated November 23, 2021, among ALLETE, as Borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent. (filed as Exhibit 10(b)3 to the 2021 Form 10-K, File No. 1-3548).
*10(b)4	—	Third Amendment to Credit Agreement dated as of October 17, 2023, among ALLETE, as Borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent. (filed as Exhibit 10 to the Sept. 30, 2023, Form 10-Q, File No. 1-3548).
10(b)5	—	Fourth Amendment to Credit Agreement dated as of June 4, 2024, among ALLETE, as Borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.
*10(c)1	—	Financing Agreement between Collier County Industrial Development Authority and ALLETE dated as of July 1, 2006 (filed as Exhibit 10(b)1 to the June 30, 2006, Form 10-Q, File No. 1-3548).
*10(c)2	—	Amended and Restated Letter of Credit Agreement, dated as of June 3, 2011, among ALLETE, the participating banks and Wells Fargo Bank, National Association, as Administrative Agent and Issuing Bank (filed as Exhibit 10(b) to the June 30, 2011, Form 10-Q, File No. 1-3548).
*10(c)3	—	First Amendment to Amended and Restated Letter of Credit Agreement, dated as of June 1, 2013, between ALLETE and Wells Fargo Bank, National Association, as Issuing Bank, Administrative Agent and Sole Participating Bank (filed as Exhibit 10(b) to the June 30, 2013, Form 10-Q, File No. 1-3548).
*10(d)	—	Agreement dated December 16, 2005, among ALLETE, Wisconsin Public Service Corporation and WPS Investments, LLC (filed as Exhibit 10(g) to the 2009 Form 10-K, File No. 1-3548).
*+10(e)1	—	ALLETE Executive Annual Incentive Plan, as amended and restated, effective January 1, 2011 (filed as Exhibit 10(h)1 to the 2010 Form 10-K, File No. 1-3548).
*+10(e)2	—	ALLETE Executive Annual Incentive Plan Form of Award Effective 2021 (filed as Exhibit 10(e)8 to the 2020 Form 10-K, File No. 1-3548).
*+10(e)3	—	ALLETE Executive Annual Incentive Plan Form of Award Effective 2022 (filed as Exhibit 10(e)9 to the 2021 Form 10-K, File No. 1-3548).
*+10(e)4	—	ALLETE Executive Annual Incentive Plan Form of Award Effective 2023 (filed as Exhibit 10(e)8 to the 2022 Form 10-K, File No. 1-3548).
*+10(e)5	—	ALLETE Executive Annual Incentive Plan Form of Award ALLETE Clean Energy Effective 2023 (filed as Exhibit 10(e)9 to the 2022 Form 10-K, File No. 1-3548).
*+10(e)6	—	ALLETE Executive Annual Incentive Plan, as amended and restated, effective December 21, 2023 (filed as Exhibit 10(e)7 to the 2023 Form 10-K, File No. 1-3548).
*+10(e)7	—	ALLETE Executive Annual Incentive Plan Form of Award Effective 2024 (filed as Exhibit 10(e)8 to the 2023 Form 10-K, File No. 1-3548).
*+10(e)8	—	ALLETE Executive Annual Incentive Plan Form of Award ALLETE Clean Energy Effective 2024 (filed as Exhibit 10(e)9 to the 2023 Form 10-K, File No. 1-3548).
+10(e)9	—	ALLETE Executive Annual Incentive Plan Form of Award Effective 2025.
+10(e)10	—	ALLETE Executive Annual Incentive Plan Form of Award ALLETE Clean Energy Effective 2025.
*+10(f)1	—	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP I), as amended and restated, effective January 1, 2009 (filed as Exhibit 10(i)4 to the 2008 Form 10-K, File No. 1-3548).
*+10(f)2	—	Amendment to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP I), effective January 1, 2011 (filed as Exhibit 10(i)2 to the 2010 Form 10-K, File No. 1-3548).

Exhibit Number		
*+10(f)3	—	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II (SERP II), as amended and restated, effective January 1, 2021 (filed as Exhibit 10(f)5 to the 2021 Form 10-K, File No. 1-3548).
*+10(f)4	—	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II (SERP II), as amended and restated, effective October 27, 2023 (filed as Exhibit 10(f)4 to the 2023 Form 10-K, File No. 1-3548).
*+10(g)	—	ALLETE Deferred Compensation Trust Agreement, as amended and restated, effective December 15, 2012 (filed as Exhibit 10(j) to the 2012 Form 10-K, File No. 1-3548).
*+10(h)1	—	ALLETE Executive Long-Term Incentive Compensation Plan effective January 1, 2016 (filed November 6, 2015, as Exhibit 99 to Form S-8, File No. 333-207846).
*+10(h)2	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2019 (filed as Exhibit 10(i)10 to the 2018 Form 10-K, File No. 1-3548).
*+10(h)3	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2019 (filed as Exhibit 10(i)11 to the 2018 Form 10-K, File No. 1-3548).
*+10(h)4	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2020 (filed as Exhibit 10(i)12 to the 2019 Form 10-K, File No. 1-3548).
*+10(h)5	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2020 (filed as Exhibit 10(i)13 to the 2019 Form 10-K, File No. 1-3548).
*+10(h)6	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2021 (filed as Exhibit 10(i)14 to the 2020 Form 10-K, File No. 1-3548).
*+10(h)7	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2021 (filed as Exhibit 10(i)15 to the 2020 Form 10-K, File No. 1-3548).
*+10(h)8	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2022 (filed as Exhibit 10(i)17 to the 2021 Form 10-K, File No. 1-3548).
*+10(h)9	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2022 (filed as Exhibit 10(i)18 to the 2021 Form 10-K, File No. 1-3548).
*+10(h)10	—	ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective April 13, 2022. (filed as Exhibit 10.1 to the September 30, 2024, Form 10-Q, File No. 1-3548).
*+10(h)11	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2023 (filed as Exhibit 10(h)16 to the 2022 Form 10-K, File No. 1-3548).
*+10(h)12	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2023 (filed as Exhibit 10(h)17 to the 2022 Form 10-K, File No. 1-3548).
*+10(h)13	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2024 (filed as Exhibit 10(h)15 to the 2023 Form 10-K, File No. 1-3548).
*+10(h)14	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2024 (filed as Exhibit 10(h)16 to the 2023 Form 10-K, File No. 1-3548).
+10(h)15	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2025.
+10(h)16	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2025.
*+10(i)1	—	Amended and Restated ALLETE Non-Employee Director Stock Plan, effective May 15, 2013 (filed as Exhibit 10(a) to the June 30, 2013, Form 10-Q, File No. 1-3548).
*+10(i)2	—	ALLETE Non-Employee Director Stock Plan (As Amended and Restated Effective May 10, 2022) (filed as Exhibit 99, File No. 333-265211).
*+10(j)3	—	ALLETE Non-Employee Director Compensation Summary effective January 1, 2020 (filed as Exhibit 10(k)3 to the 2020 Form 10-K, File No. 1-3548).
*+10(j)4	—	ALLETE Non-Employee Director Compensation Summary effective January 1, 2022 (filed as Exhibit 10(k)4 to the 2021 Form 10-K, File No. 1-3548).
*+10(j)5	—	Amended and Restated ALLETE Non-Employee Director Stock Plan, effective May 10, 2022 (filed as Exhibit 99 to Form S-8, File No. 333-265211).
*+10(j)6	—	ALLETE Non-Employee Director Compensation Summary effective January 1, 2023 (filed as Exhibit 10(j)6 to the 2022 Form 10-K, File No. 1-3548).
*+10(k)1	—	Minnesota Power (now ALLETE) Director Compensation Deferral Plan Amended and Restated, effective January 1, 1990 (filed as Exhibit 10(ac) to the 2002 Form 10-K, File No. 1-3548).
*+10(k)2	—	Amendment to the Minnesota Power (now ALLETE) Director Compensation Deferral Plan, effective October 1, 2003 (filed as Exhibit 10(aa)2 to the 2003 Form 10-K, File No. 1-3548).
*+10(k)3	—	Amendment to the ALLETE Director Compensation Deferral Plan, effective January 1, 2005 (filed as Exhibit 10(c) to the March 31, 2005, Form 10-Q, File No. 1-3548).
*+10(k)4	—	Amendment to the ALLETE Director Compensation Deferral Plan, effective October 1, 2006 (filed as Exhibit 10(d) to the September 30, 2006, Form 10-Q, File No. 1-3548).
*+10(k)5	—	Amendment to the ALLETE Director Compensation Deferral Plan, effective July 24, 2012 (filed as Exhibit 10(n)5 to the 2012 Form 10-K, File No. 1-3548).

Exhibit Number		
*+10(l)1	—	ALLETE Non-Employee Director Compensation Deferral Plan II, effective May 1, 2009 (filed as Exhibit 10(a) to the June 30, 2009, Form 10-Q, File No. 1-3548).
*+10(l)2	—	ALLETE Non-Employee Director Compensation Deferral Plan II, as amended and restated, effective July 24, 2012 (filed as Exhibit 10(o)2 to the 2012 Form 10-K, File No. 1-3548).
*+10(m)	—	ALLETE Non-Employee Director Compensation Trust Agreement, as amended and restated, effective December 15, 2012 (filed as Exhibit 10(p)2 to the 2012 Form 10-K, File No. 1-3548).
*+10(n)	—	Extraordinary Compensation Award and Opportunity Effective September 25, 2023 (filed as Exhibit 10.2 to the September 30, 2024, Form 10-Q, File No. 1-3548).
*+10(o)1	—	ALLETE and Affiliated Companies Change in Control Severance Plan, as amended and restated, effective April 23, 2018 (filed as Exhibit 10(c) to the March 31, 2018, Form 10-Q, File No. 1-3548).
*+10(o)2	—	ALLETE and Affiliated Companies Change in Control Severance Plan, as amended and restated, effective October 27, 2023 (filed as Exhibit 10(n)2 to the 2023 Form 10-K, File No. 1-3548).
19	—	Insider Trading Policies and Procedures.
21	—	Subsidiaries of the Registrant.
23	—	Consent of Independent Registered Public Accounting Firm.
31(a)	—	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	—	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	—	Section 1350 Certification of Annual Report by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
95	—	Mine Safety.
97	—	Policy Relating to Recovery of Erroneously Awarded Compensation.
99	—	**ALLETE News Release dated February 13, 2025, announcing earnings for the year ended December 31, 2024. (This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**
101.INS	—	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	—	XBRL Schema
101.CAL	—	XBRL Calculation
101.DEF	—	XBRL Definition
101.LAB	—	XBRL Label
101.PRE	—	XBRL Presentation
104	—	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, other long-term debt instruments are not filed as exhibits because the total amount of debt authorized under each omitted instrument does not exceed 10 percent of our total consolidated assets. We will furnish copies of these instruments to the SEC upon its request.

*	*Incorporated herein by reference as indicated.*
**	*Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.*
+	*Management contract or compensatory plan or arrangement pursuant to Item 15(b).*

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLETE, Inc.

Dated: February 13, 2025   By _____
                                                       /s/ Bethany M. Owen
                                                       Bethany M. Owen
                                                       Chair, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bethany M. Owen Bethany M. Owen	Chair, President and Chief Executive Officer (Principal Executive Officer) and Director	February 13, 2025
/s/ Steven W. Morris Steven W. Morris	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 13, 2025

Signatures (Continued)

Signature	Title	Date
/s/ George G. Goldfarb George G. Goldfarb	Director	February 13, 2025
/s/ James J. Hoolihan James J. Hoolihan	Director	February 13, 2025
/s/ Madeleine W. Ludlow Madeleine W. Ludlow	Director	February 13, 2025
/s/ Charles R. Matthews Charles R. Matthews	Director	February 13, 2025
/s/ Susan K. Nestegard Susan K. Nestegard	Director	February 13, 2025
/s/ Douglas C. Neve Douglas C. Neve	Director	February 13, 2025
/s/ Barbara A. Nick Barbara A. Nick	Director	February 13, 2025
/s/ Robert P. Powers Robert P. Powers	Director	February 13, 2025
/s/ Charlene A. Thomas Charlene A. Thomas	Director	February 13, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ALLETE, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of ALLETE, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of Regulatory Matters

As described in Note 4 to the consolidated financial statements, the Company's regulated utility operations are subject to accounting standards for the effects of certain types of regulation. As of December 31, 2024, there was $373.3 million of regulatory assets and $602.0 million of regulatory liabilities recorded. Regulatory assets represent incurred costs that have been deferred as they are probable for recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred. Management assesses quarterly whether regulatory assets and liabilities meet the criteria for probability of future recovery or deferral. As disclosed by management, these standards require the Company to reflect the effect of regulatory decisions in its financial statements. This assessment considers factors such as, but not limited to, changes in the regulatory environment and recent rate orders to other regulated entities under the same jurisdiction. If future recovery or refund of costs becomes no longer probable, the assets and liabilities would be recognized in current period net income or other comprehensive income.

The principal consideration for our determination that performing procedures relating to the Company's accounting for the effects of regulatory matters is a critical audit matter is the significant judgment by management in determining the recoverability of costs; this in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the recoverability of costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's implementation of new regulatory orders, changes to existing regulatory orders, and assessing the recoverability of costs. These procedures also included, among others, evaluating (i) the reasonableness of management's assessment of impacts arising from correspondence with regulators and changes in laws and regulations, (ii) management's judgments related to the recoverability of regulatory assets and the establishment of regulatory liabilities, and (iii) the sufficiency of the disclosures in the consolidated financial statements. Testing the regulatory assets and liabilities involved considering the provisions and formulas outlined in rate orders, other regulatory correspondence, and application of relevant regulatory precedents.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 13, 2025
We have served as the Company's auditor since 1963.

CONSOLIDATED FINANCIAL STATEMENTS

ALLETE Consolidated Balance Sheet

As of December 31	2024	2023
Millions		
Assets		
Current Assets		
Cash and Cash Equivalents	$32.8	$71.9
Accounts Receivable (Less Allowance of $1.7 and $1.6)	148.1	137.2
Inventories – Net	154.6	175.4
Prepayments and Other	99.7	83.6
Total Current Assets	435.2	468.1
Property, Plant and Equipment – Net	5,181.5	5,013.4
Regulatory Assets	371.7	425.4
Equity Investments	340.1	331.2
Goodwill and Intangible Assets – Net	155.3	155.4
Other Non-Current Assets	270.5	262.9
Total Assets	$6,754.3	$6,656.4
Liabilities, Redeemable Non-Controlling Interest and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	$113.6	$102.2
Accrued Taxes	54.6	51.0
Accrued Interest	23.4	21.1
Long-Term Debt Due Within One Year	94.7	111.4
Other	117.9	91.9
Total Current Liabilities	404.2	377.6
Long-Term Debt	1,704.7	1,679.9
Deferred Income Taxes	253.4	192.7
Regulatory Liabilities	570.5	574.0
Defined Benefit Pension and Other Postretirement Benefit Plans	118.2	160.8
Other Non-Current Liabilities	312.8	264.3
Total Liabilities	3,363.8	3,249.3
Commitments, Guarantees and Contingencies (Note 9)		
Redeemable Non-Controlling Interest	0.4	0.5
Equity		
ALLETE Equity		
Common Stock Without Par Value, 80.0 Shares Authorized, 57.9 and 57.6 Shares Issued and Outstanding	1,823.2	1,803.7
Accumulated Other Comprehensive Loss	(18.1)	(20.5)
Retained Earnings	1,042.9	1,026.4
Total ALLETE Equity	2,848.0	2,809.6
Non-Controlling Interest in Subsidiaries	542.1	597.0
Total Equity	3,390.1	3,406.6
Total Liabilities, Redeemable Non-Controlling Interest and Equity	$6,754.3	$6,656.4

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Income

Year Ended December 31	2024	2023	2022
Millions Except Per Share Amounts			
Operating Revenue			
Contracts with Customers – Utility	$1,242.7	$1,238.3	$1,259.3
Contracts with Customers – Non-utility	282.1	636.4	303.8
Other – Non-utility	5.0	5.1	7.6
Total Operating Revenue	1,529.8	1,879.8	1,570.7
Operating Expenses			
Fuel, Purchased Power and Gas – Utility	477.6	482.9	545.5
Transmission Services – Utility	64.6	88.2	76.7
Cost of Sales – Non-utility	129.2	473.5	182.8
Operating and Maintenance	361.4	345.3	318.9
Depreciation and Amortization	271.5	251.8	242.2
Taxes Other than Income Taxes	65.4	57.2	70.4
Total Operating Expenses	1,369.7	1,698.9	1,436.5
Operating Income	160.1	180.9	134.2
Other Income (Expense)			
Interest Expense	(81.7)	(80.8)	(75.2)
Equity Earnings	25.0	21.7	18.7
Other	23.0	85.0	22.4
Total Other Income (Expense)	(33.7)	25.9	(34.1)
Income Before Non-Controlling Interest and Income Taxes	126.4	206.8	100.1
Income Tax Expense (Benefit)	4.7	27.9	(31.2)
Net Income	121.7	178.9	131.3
Net Loss Attributable to Non-Controlling Interest	(57.6)	(68.2)	(58.0)
Net Income Attributable to ALLETE	$179.3	$247.1	$189.3
Average Shares of Common Stock			
Basic	57.7	57.3	55.9
Diluted	57.8	57.4	56.0
Basic Earnings Per Share of Common Stock	$3.11	$4.31	$3.38
Diluted Earnings Per Share of Common Stock	$3.10	$4.30	$3.38

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Comprehensive Income

Year Ended December 31	2024	2023	2022
Millions			
Net Income	$121.7	$178.9	$131.3
Other Comprehensive Income (Loss)			
Unrealized Gain (Loss) on Securities			
Net of Income Tax Expense (Benefit) of $—, $0.1 and $(0.2)	0.1	0.3	(0.4)
Defined Benefit Pension and Other Postretirement Benefit Plans			
Net of Income Tax Expense (Benefit) of $(0.1), $2.4 and $(0.1)	2.3	3.6	(0.2)
Total Other Comprehensive Income (Loss)	2.4	3.9	(0.6)
Total Comprehensive Income	124.1	182.8	130.7
Net Loss Attributable to Non-Controlling Interest	(57.6)	(68.2)	(58.0)
Total Comprehensive Income Attributable to ALLETE	$181.7	$251.0	$188.7

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Cash Flows

Year Ended December 31	2024	2023	2022
Millions			
Operating Activities			
Net Income	$121.7	$178.9	$131.3
Adjustments to Reconcile Net Income to Cash provided by Operating Activities:			
AFUDC – Equity	(5.0)	(3.6)	(2.7)
Income from Equity Investments – Net of Dividends	(1.8)	1.0	2.4
(Gain) / Loss on Investments and Property, Plant and Equipment	—	—	1.2
Depreciation Expense	271.3	251.7	242.0
Amortization of PSAs	(5.0)	(5.2)	(7.6)
Amortization of Other Intangible Assets and Other Assets	6.9	7.1	8.3
Deferred Income Tax Expense (Benefit)	(15.8)	17.6	(38.5)
Share-Based and ESOP Compensation Expense	6.6	7.3	4.9
Defined Benefit Pension and Other Postretirement Plan Expense (Benefit)	(13.8)	(6.1)	(3.0)
Bad Debt Expense	1.4	1.3	1.9
Fuel Adjustment Clause	0.6	44.0	15.1
Provision (Payments) for Interim Rate Refund	23.0	(18.4)	18.4
Changes in Operating Assets and Liabilities			
Accounts Receivable	(13.1)	1.8	(14.0)
Inventories	7.5	277.1	(256.1)
Prepayments and Other	(10.5)	(7.9)	(21.5)
Accounts Payable	(2.7)	(4.0)	(1.3)
Other Current Liabilities	0.9	(157.6)	116.2
Renewable Tax Credit Sales	61.1	—	—
Cash Contributions to Defined Benefit Pension Plans	(25.0)	(17.3)	—
Changes in Regulatory and Other Non-Current Assets	42.2	15.6	24.1
Changes in Regulatory and Other Non-Current Liabilities	6.6	2.0	0.2
Cash provided by Operating Activities	457.1	585.3	221.3
Investing Activities			
Proceeds from Sale of Available-for-sale Securities	2.0	1.0	2.2
Payments for Purchase of Available-for-sale Securities	(2.4)	(1.2)	(2.4)
Acquisitions of Subsidiaries – Net of Cash and Restricted Cash Acquired	—	—	(155.0)
Payments for Equity Investments	(5.8)	(8.2)	(5.9)
Additions to Property, Plant and Equipment	(354.9)	(271.2)	(220.5)
Other Investing Activities	20.4	(4.0)	(2.4)
Cash used in Investing Activities	(340.7)	(283.6)	(384.0)
Financing Activities			
Proceeds from Issuance of Common Stock	12.9	14.9	248.0
Equity Issuance Costs	—	—	(8.1)
Proceeds from Issuance of Short-Term and Long-Term Debt	658.0	437.0	785.4
Repayments of Short-Term and Long-Term Debt	(649.4)	(566.7)	(877.0)
Proceeds from Non-Controlling Interest in Subsidiaries – Net of Issuance Costs	4.1	17.8	155.7
Distributions to Non-Controlling Interest	(1.5)	(8.5)	(1.7)
Dividends on Common Stock	(162.8)	(155.5)	(145.9)
Other Financing Activities	(1.9)	(1.5)	(1.2)
Cash provided (used in) by Financing Activities	(140.6)	(262.5)	155.2
Change in Cash, Cash Equivalents and Restricted Cash	(24.2)	39.2	(7.5)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	79.4	40.2	47.7
Cash, Cash Equivalents and Restricted Cash at End of Period	$55.2	$79.4	$40.2

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Equity

Millions Except Per Share Amounts	2024	2023	2022
Equity			
Common Stock			
Balance, Beginning of Period	$1,803.7	$1,781.5	$1,536.7
Common Stock Issued	19.5	22.2	244.8
Balance, End of Period	1,823.2	1,803.7	1,781.5
Accumulated Other Comprehensive Loss			
Balance, Beginning of Period	(20.5)	(24.4)	(23.8)
Other Comprehensive Income – Net of Income Taxes			
Unrealized Gain (Loss) on Debt Securities	0.1	0.3	(0.4)
Defined Benefit Pension and Other Postretirement Plans	2.3	3.6	(0.2)
Balance, End of Period	(18.1)	(20.5)	(24.4)
Retained Earnings			
Balance, Beginning of Period	1,026.4	934.8	891.4
Net Income Attributable to ALLETE	179.3	247.1	189.3
Common Stock Dividends	(162.8)	(155.5)	(145.9)
Balance, End of Period	1,042.9	1,026.4	934.8
Non-Controlling Interest in Subsidiaries			
Balance, Beginning of Period	597.0	656.4	533.2
Proceeds from Non-Controlling Interest in Subsidiaries – Net of Issuance Costs	1.3	9.9	182.9
Net Loss Attributable to Non-Controlling Interest	(55.0)	(60.8)	(58.0)
Distributions to Non-Controlling Interest	(1.2)	(8.5)	(1.7)
Balance, End of Period	542.1	597.0	656.4
Total Equity	$3,390.1	$3,406.6	$3,348.3
Redeemable Non-Controlling Interest			
Balance, Beginning of Period	$0.5	—	—
Proceeds from Non-Controlling Interest in Subsidiaries	2.8	$7.9	—
Net Loss Attributable to Non-Controlling Interest	(2.6)	(7.4)	—
Distributions to Non-Controlling Interest	(0.3)	—	—
Total Redeemable Non-Controlling Interest	$0.4	$0.5	—
Dividends Per Share of Common Stock	$2.82	$2.71	$2.60

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation. References in this report to "we," "us," and "our" are to ALLETE and its subsidiaries, collectively. We prepare our financial statements in conformity with GAAP. These principles require management to make informed judgments, best estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates. The presentation of certain prior period amounts on the Consolidated Financial Statements have been adjusted for comparative purposes.

Subsequent Events. The Company performed an evaluation of subsequent events for potential recognition and disclosure through the time of the financial statements issuance.

Principles of Consolidation. Our Consolidated Financial Statements include the accounts of ALLETE, all of our majority owned subsidiary companies and variable interest entities of which ALLETE is the primary beneficiary. All material intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities. The accounting guidance for "Variable Interest Entities" (VIE) is a consolidation model that considers if a company has a variable interest in a VIE. A VIE is a legal entity that possesses any of the following conditions: the entity's equity at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support, equity owners are unable to direct the activities that most significantly impact the legal entity's economic performance (or they possess disproportionate voting rights in relation to the economic interest in the legal entity), or the equity owners lack the obligation to absorb the legal entity's expected losses or the right to receive the legal entity's expected residual returns. Entities are required to consolidate a VIE when it is determined that they have a controlling financial interest in a VIE and therefore are the primary beneficiary of that VIE, as defined by the accounting guidance for "Variable Interest Entities." In determining whether ALLETE is the primary beneficiary of a VIE, management considers whether ALLETE has the power to direct the most significant activities of the VIE and is obligated to absorb losses or receive the expected residual returns that are significant to the VIE. The accounting guidance for VIEs applies to certain ALLETE Clean Energy wind energy facilities, certain New Energy Equity facilities, and our investment in Nobles 2. (See *Tax Equity Financing*.)

Business Segments. We present two reportable segments: Regulated Operations and ALLETE Clean Energy. Our segments were determined in accordance with the guidance on segment reporting. We measure performance of our operations through budgeting and monitoring of contributions to consolidated net income by each business segment.

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based regulated utility that owns and maintains electric transmission assets in portions of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to approximately 150,000 retail customers. Minnesota Power also has 14 non-affiliated municipal customers in Minnesota. SWL&P is a Wisconsin utility and a wholesale customer of Minnesota Power. SWL&P provides regulated utility electric, natural gas and water service in northwestern Wisconsin to approximately 15,000 electric customers, 13,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities.

ALLETE Clean Energy focuses on developing, acquiring, and operating clean and renewable energy projects. ALLETE Clean Energy currently owns, operates, or has developed 1,600 MW of wind energy generation in five major energy markets and eight states across the U.S. with a majority contracted under PSAs of various durations. In addition, ALLETE Clean Energy engages in the development of wind energy facilities to operate under long-term PSAs or for sale to others upon completion.

Corporate and Other is comprised of New Energy, our investment in Nobles 2, South Shore Energy, BNI Energy, ALLETE Properties, other business development and corporate expenditures, unallocated interest expense, a small amount of non-rate base generation, land holdings in Minnesota, and earnings on cash and investments.

New Energy is a renewable energy development company with a primary focus on solar and storage facilities while also offering comprehensive operations, maintenance and asset management services.

Our investment in Nobles 2 represents a 49 percent equity interest in Nobles 2, the entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota pursuant to a 20-year PPA with Minnesota Power.

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

South Shore Energy, ALLETE's non-rate regulated, Wisconsin subsidiary, is developing NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility to be built in Superior, Wisconsin, which will be jointly owned by Dairyland Power Cooperative, Basin and South Shore Energy. (See Note 3. Jointly-Owned Facilities and Assets.)

BNI Energy mines and sells lignite coal to two North Dakota mine-mouth generating units, one of which is Square Butte. In 2024, Square Butte supplied 50 percent (227.5 MW) of its output to Minnesota Power under long-term contracts. (See Note 9. Commitments, Guarantees and Contingencies.)

ALLETE Properties represents our legacy Florida real estate investment. Our strategy incorporates the possibility of a bulk sale of the entire ALLETE Properties portfolio. Proceeds from a bulk sale would be strategically deployed to support growth at our Regulated Operations and ALLETE Clean Energy. ALLETE Properties continues to pursue sales of individual parcels over time and will continue to maintain key entitlements and infrastructure.

Cash, Cash Equivalents and Restricted Cash. We consider all investments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2024, restricted cash amounts included in Prepayments and Other on the Consolidated Balance Sheet are primarily related to funds held in escrow for the purchase of land. As of December 31, 2024, and 2023, restricted cash amounts included in Prepayments and Other also include deposits required under a tax equity financing agreement and collateral deposits required under an ALLETE Clean Energy loan agreement. The restricted cash amounts included in Other Non-Current Assets represent collateral deposits required under an ALLETE Clean Energy loan agreement and PSAs. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheet that aggregate to the amounts presented in the Consolidated Statement of Cash Flows.

Cash, Cash Equivalents and Restricted Cash

As of December 31	2024	2023	2022
Millions			
Cash and Cash Equivalents	$32.8	$71.9	$36.4
Restricted Cash included in Prepayments and Other	19.9	5.1	1.5
Restricted Cash included in Other Non-Current Assets	2.5	2.4	2.3
Cash, Cash Equivalents and Restricted Cash on the Consolidated Statement of Cash Flows	$55.2	$79.4	$40.2

Supplemental Statement of Cash Flow Information.

Consolidated Statement of Cash Flows

Year Ended December 31	2024	2023	2022
Millions			
Cash Paid During the Period for Interest – Net of Amounts Capitalized	$75.1	$80.5	$72.8
Cash Paid for Income Taxes	$19.1	$19.5	$6.0
Noncash Investing and Financing Activities			
Increase (Decrease) in Accounts Payable for Capital Additions to Property, Plant and Equipment	$15.5	$2.2	$(9.6)
Reclassification of Property, Plant and Equipment to Inventory *(a)*	—	—	$99.7
Capitalized Asset Retirement Costs *(b)*	$55.0	$5.8	$11.8
AFUDC–Equity	$5.0	$3.6	$2.7

(a)   The decommissioning of the existing Northern Wind assets resulted in a reclassification from Property, Plant and Equipment – Net to Inventories – Net in the second quarter of 2022 as they were repowered and subsequently sold to a subsidiary of Xcel Energy Inc. In the third quarter of 2022, safe harbor equipment was transferred to the project entity resulting in an additional reclassification from Property, Plant and Equipment – Net to Inventories – Net.

(b)   Capitalized asset retirement costs in 2024 reflect the impact of estimated compliance costs related to the EPA's CCR Legacy Impoundment Rule finalized in May 2024. (See Note 9. Commitments, Guarantees and Contingencies.)

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable. Accounts receivable are reported on the Consolidated Balance Sheet net of an allowance for doubtful accounts. The allowance is based on our evaluation of the receivable portfolio under current conditions, overall portfolio quality, review of specific situations and such other factors that, in our judgment, deserve recognition in estimating losses.

Accounts Receivable

As of December 31	2024	2023
Millions		
Trade Accounts Receivable		
Billed	$115.9	$106.8
Unbilled	27.2	23.8
Less: Allowance for Doubtful Accounts	1.7	1.6
Total Trade Accounts Receivable	141.4	129.0
Income Taxes Receivable	6.7	8.2
Total Accounts Receivable	$148.1	$137.2

Concentration of Credit Risk. We are subject to concentration of credit risk primarily as a result of accounts receivable. Minnesota Power sells electricity to eight Large Power Customers. Receivables from these customers totaled $13.3 million as of December 31, 2024 ($11.2 million as of December 31, 2023). Minnesota Power does not obtain collateral to support utility receivables, but monitors the credit standing of major customers. In addition, Minnesota Power, as permitted by the MPUC, requires its taconite-producing Large Power Customers to pay weekly for electric usage based on monthly energy usage estimates, which allows us to closely manage collection of amounts due. Minnesota Power's taconite customers, which are currently owned by two entities at the end of 2024, accounted for 33 percent of Regulated Operations operating revenue and 27 percent of consolidated operating revenue in 2024 (32 percent of Regulated Operations operating revenue and 21 percent of consolidated operating revenue in 2023 and 32 percent of Regulated Operations operating revenue and 26 percent of consolidated operating revenue in 2022).

Long-Term Finance Receivables. Long-term finance receivables relating to our real estate operations are collateralized by property sold, accrue interest at market-based rates and are net of an allowance for doubtful accounts. We assess delinquent finance receivables by comparing the balance of such receivables to the estimated fair value of the collateralized property. If the fair value of the property is less than the finance receivable, we record a reserve for the difference. We estimate fair value based on recent property tax assessed values or current appraisals.

Available-for-Sale Securities. Available-for-sale debt and equity securities are recorded at fair value. Unrealized gains and losses on available-for-sale debt securities are included in accumulated other comprehensive income (loss), net of tax. Unrealized gains and losses on available-for-sale equity securities are recognized in earnings. We use the specific identification method as the basis for determining the cost of securities sold.

Inventories – Net. Inventories are stated at the lower of cost or net realizable value. Inventories in our Regulated Operations segment are carried at an average cost or first-in, first-out basis. Inventories in our ALLETE Clean Energy segment and Corporate and Other businesses are carried at an average cost, first-in, first-out or specific identification basis.

Inventories – Net

As of December 31	2024	2023
Millions		
Fuel *(a)*	$22.5	$27.2
Materials and Supplies	107.6	115.7
Renewable Energy Facilities Under Development *(b)*	24.5	32.5
Total Inventories – Net	$154.6	$175.4

(a) *Fuel consists primarily of coal inventory at Minnesota Power.*
(b) *Renewable Energy Facilities Under Development consists primarily of project costs related to renewable energy development projects at New Energy.*

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prepayments and Other Current Assets. Prepayments and Other on the Consolidated Balance Sheet included $32.4 million of costs in excess of billings at New Energy as of December 31, 2024 ($21.5 million as of December 31, 2023).

Property, Plant and Equipment. Property, plant and equipment are recorded at original cost and are reported on the Consolidated Balance Sheet net of accumulated depreciation. Expenditures for additions, significant replacements, improvements and major plant overhauls are capitalized; maintenance and repair costs are expensed as incurred. Gains or losses on property, plant and equipment for Corporate and Other operations, except New Energy, are recognized when they are retired or otherwise disposed. When property, plant and equipment in our Regulated Operations and ALLETE Clean Energy segments as well as at New Energy are retired or otherwise disposed, no gain or loss is recognized in accordance with the accounting standards for composite depreciation except for certain circumstances where the retirement is unforeseen or unexpected. Our Regulated Operations capitalize AFUDC, which includes both an interest and equity component. AFUDC represents the cost of both debt and equity funds used to finance utility plant additions during construction periods. AFUDC amounts capitalized are included in rate base and are recovered from customers as the related property is depreciated. Upon MPUC approval of cost recovery, the recognition of AFUDC ceases. (See Note 2. Property, Plant and Equipment.)

We believe that long-standing ratemaking practices approved by applicable state and federal regulatory commissions allow for the recovery of the remaining book value of retired plant assets. The MPUC order for Minnesota Power's 2015 IRP directed Minnesota Power to retire Boswell Units 1 and 2, which occurred in the fourth quarter of 2018. As part of the 2016 general retail rate case, the MPUC allowed recovery of the remaining book value of Boswell Units 1 and 2 through 2022. Minnesota Power's latest IRP, which was approved by the MPUC in an order dated January 9, 2023, includes ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Boswell Unit 3 and Unit 4 have a net book value of approximately $220 million and $395 million, respectively, as of December 31, 2024. (See Note 4. Regulatory Matters.) Minnesota Power also retired Taconite Harbor in the first quarter of 2023 consistent with its latest IRP. As part of the 2022 general retail rate case, the MPUC allowed recovery of the remaining book value of Taconite Harbor through 2026. We do not expect to record any impairment charge as a result of these operating changes at Taconite Harbor and Boswell. In addition, we expect to be able to continue depreciating these assets for at least their established remaining useful lives; however, we are unable to predict the impact of regulatory outcomes resulting in changes to their established remaining useful lives.

Impairment of Long-Lived Assets. We review our long-lived assets for indicators of impairment in accordance with the accounting standards for property, plant and equipment on a quarterly basis. This includes our property, plant and equipment (see *Property, Plant and Equipment*) and land inventory. Land inventory is accounted for as held for use and is recorded at cost, unless the carrying value is determined not to be recoverable in accordance with the accounting standards for property, plant and equipment, in which case the land inventory is written down to estimated fair value.

In accordance with the accounting standards for property, plant and equipment, if indicators of impairment exist, we test our long-lived assets for recoverability by comparing the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. Cash flows are assessed at the lowest level of identifiable cash flows. The undiscounted future net cash flows are impacted by trends and factors known to us at the time they are calculated, and our expectations related to: management's best estimate of future use; sales prices; holding period and timing of sales; method of disposition; and future expenditures necessary to maintain the operations.

We continue to monitor changes in the broader energy markets along with wind resource expectations that could indicate impairment at ALLETE Clean Energy wind energy facilities upon contract expirations. A decline in energy prices or lower wind resource expectations could result in a future impairment.

In 2023 and 2022 there were triggering events identified for our property, plant, and equipment at certain ALLETE Clean Energy wind energy facilities. A recoverability test was performed indicating that the undiscounted cash flows adequately supported the property, plant and equipment book values. As a result, no impairment was recorded in 2023 or 2022. In 2024, there were no triggering events identified for our property, plant, and equipment at ALLETE Clean Energy.

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government Grants. We recognize government grants when there is reasonable assurance that the Company will comply with the conditions attached to the grant and that the grant will be received. Grants whose primary condition is the purchase, construction, or acquisition of a long-lived asset are considered asset-based grants and are recognized as a reduction to such asset's cost basis, which reduces future depreciation. Cash inflows from asset-based grants are considered cash flows provided by investing activities. Other grants not related to long-lived assets are considered income-based grants, which are recognized as a reduction to the related cost of activities that generated the benefit are presented. Cash inflows from grants related to income are considered cash flows provided by operating activities.

In the third quarter of 2024, Minnesota Power received $14.9 million in state funding related to its HVDC Transmission System Project as part of an energy and climate budget bill passed by the Minnesota Legislature in 2023. This was considered an asset-based grant and resulted in the reduction to cost basis for the related assets, and it is subject to regulatory obligations with the MPUC.

There were no benefits recognized from income-based government grants in our consolidated statement of income in 2022, 2023 or 2024.

Derivatives. ALLETE is exposed to certain risks relating to its business operations that can be managed through the use of derivative instruments. ALLETE may enter into derivative instruments to manage those risks including interest rate risk related to certain variable-rate borrowings, and commodity price and transmission congestion cost risk related to sales to electric customers. We have determined that either these agreements are immaterial to the financial statements, are not derivatives, or, if they are derivatives, these agreements qualify for the normal purchases and normal sales exception to derivative accounting guidance; therefore, derivative accounting is not required.

Accounting for Stock-Based Compensation. We apply the fair value recognition guidance for share-based payments. Under this guidance, we recognize stock-based compensation expense for all share-based payments granted, net of an estimated forfeiture rate. (See Note 13. Employee Stock and Incentive Plans.)

Goodwill. Goodwill is the excess of the purchase price (consideration transferred) over the estimated fair value of net assets of acquired businesses. In accordance with GAAP, goodwill is not amortized. Goodwill is assessed annually in the fourth quarter for impairment and whenever an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at the reporting unit level.

As of the date of our annual goodwill impairment testing in 2024, the Company elected to bypass the qualitative assessment of goodwill for impairment, proceeding directly to the two-step impairment test for the New Energy reporting unit. In performing Step 1 of the impairment test, we compared the fair value of the reporting unit to its carrying value including goodwill. If the carrying value including goodwill were to exceed the fair value of a reporting unit, Step 2 of the impairment test would be performed. Step 2 of the impairment test requires the carrying value of goodwill to be reduced to its fair value, if lower, as of the test date.

For Step 1 of the impairment test, we estimated the reporting unit's fair value using standard valuation techniques, including techniques which use estimates of projected future results and cash flows to be generated by the reporting unit. Such techniques generally include a terminal value that utilizes a growth rate on debt-free cash flows. These cash flow valuations involve a number of estimates that require broad assumptions and significant judgment by management regarding future performance. Our annual impairment test in 2024 indicated that the estimated fair value of New Energy exceeded its carrying value, and therefore no impairment existed. The fair value of the reporting unit was determined using a discounted cash flow model, using significant assumptions which included a discount rate of 12.5 percent, cash flow forecasts through 2033, gross margins, and a terminal growth rate of 3.5 percent.

Other Non-Current Assets

As of December 31	2024	2023
Millions		
Contract Assets *(a)*	$15.9	$18.5
ALLETE Properties	10.3	10.8
Restricted Cash	2.5	2.4
Other Postretirement Benefit Plans	107.6	106.3
Other	134.2	124.9
Total Other Non-Current Assets	$270.5	$262.9

(a) Contract Assets include payments made to customers as an incentive to execute or extend service agreements. The contract payments are being amortized over the term of the respective agreements as a reduction to revenue.

Other Current Liabilities

As of December 31	2024	2023
Millions		
Customer Deposits	$7.8	$7.4
PSAs	5.9	6.0
Provision for Interim Rate Refund	23.0	—
Manufactured Gas Plant *(a)*	0.1	0.8
Other	81.1	77.7
Total Other Current Liabilities	$117.9	$91.9

(a) The manufactured gas plant represents the current liability for remediation of a former manufactured gas plant site located in Superior, Wisconsin, and formerly operated by SWL&P. (See Note 9. Commitments, Guarantees and Contingencies.)

Other Non-Current Liabilities

As of December 31	2024	2023
Millions		
Asset Retirement Obligation *(a)(b)*	$261.3	$202.9
PSAs	15.1	20.9
Other	36.4	40.5
Total Other Non-Current Liabilities	$312.8	$264.3

(a) The asset retirement obligation is primarily related to our Regulated Operations and is funded through customer rates over the life of the related assets. Additionally, BNI Energy funds its obligation through its cost-plus coal supply agreements for which BNI Energy has recorded a receivable of $42.3 million in Other Non-Current Assets on the Consolidated Balance Sheet as of December 31, 2024 ($37.2 million as of December 31, 2023).

(b) The increase in Asset Retirement Obligation in 2024 reflects the impact of estimated compliance costs related to the EPA's CCR Legacy Impoundment Rule finalized in May 2024. (See Note 9. Commitments, Guarantees and Contingencies.)

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases. We determine if a contract is, or contains, a lease at inception and recognize a right-of-use asset and lease liability for all leases with a term greater than 12 months. Our right-of-use assets and lease liabilities for operating and finance leases are included in Other Non-Current Assets, Other Current Liabilities and Other Non-Current Liabilities, respectively, in our Consolidated Balance Sheet.

Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating and finance lease right-of-use assets and lease liabilities are recognized at the commencement date based on the estimated present value of lease payments over the lease term. As our leases do not provide an explicit rate, we determine the present value of future lease payments based on our estimated incremental borrowing rate using information available at the lease commencement date. The operating and finance lease right-of-use assets includes lease payments to be made during the lease term and any lease incentives, as applicable.

Our leases may include options to extend or buy out the lease at certain points throughout the term, and if it is reasonably certain at lease commencement that we will exercise that option, we include those rental payments in our calculation of the right-of-use asset and lease liability. Lease and rent expense are recognized on a straight-line basis over the lease term for operating leases. Finance leases recognize interest expense using the interest expense method over the lease term and amortization expense on a straight-line basis over the shorter of the useful life of the asset or the lease term, unless a buy out option is reasonably certain to be exercised, for which we then amortize on a straight-line basis over the useful life of the asset. Leases with a term of 12 months or less are not recognized on the Consolidated Balance Sheet.

The majority of our operating leases are for heavy equipment, vehicles and land with fixed monthly payments which we group into two categories: Vehicles and Equipment; and Land and Other. Our largest operating lease is for the drag line at BNI Energy which includes a termination payment at the end of the lease term if we do not exercise our purchase option. The amount of this payment is $3 million and is included in our calculation of the right-of-use asset and lease liability recorded. None of our other leases contain residual value guarantees. We have one finance lease for heavy equipment which includes a purchase option we are reasonably certain to exercise when the lease terminates.

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)
Leases (Continued)

Additional information on the components of lease cost and presentation of cash flows were as follows:

As December 31	2024	2023
Millions		
Operating Lease Cost	$5.4	$5.0
Finance Lease Cost	$0.3	$0.1
Other Information:		
Operating Cash Flows From Operating Leases	$5.4	$5.0
Financing Cash Flows From Finance Leases	$0.4	$0.2

Additional information related to leases were as follows:

As of December 31	2024	2023
Millions		
Balance Sheet Information Related to Leases:		
Operating Lease Other Non-Current Assets	$9.1	$10.7
Finance Lease Other Non-Current Assets	1.9	2.1
Total Lease Right-of-use Assets	$11.0	$12.8
Operating Lease Other Current Liabilities	$3.2	$3.0
Finance Lease Other Current Liabilities	0.4	0.4
Operating Lease Other Non-Current Liabilities	6.0	7.7
Finance Lease Other Non-Current Liabilities	1.3	1.6
Total Lease Liabilities	$10.9	$12.7
Income Statement Information Related to Leases:		
Operating Lease Rent Expense	$5.4	$5.0
Finance Lease Interest Expense	0.1	—
Finance Lease Amortization Expense	0.2	0.1
Total Operating and Finance Lease Expenses	$5.7	$5.1
Weighted Average Remaining Lease Term (Years):		
Operating Leases - Vehicles and Equipment	2	3
Operating Leases - Land and Other	23	12
Finance Leases - Vehicles and Equipment	4	5
Weighted Average Discount Rate:		
Operating Leases - Vehicles and Equipment	4.0 %	4.0 %
Operating Leases - Land and Other	5.9 %	5.0 %
Finance Leases - Vehicles and Equipment	5.4 %	5.4 %

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)
Leases (Continued)

Maturities of operating and finance lease liabilities as of December 31, 2024, were as follows:

Millions	Operating	Finance
2025	$3.4	$0.4
2026	3.3	0.4
2027	4.2	0.5
2028	0.3	0.6
2029	0.1	—
Thereafter	3.4	—
Total Lease Payments Due	14.7	1.9
Less: Imputed Interest	5.5	0.2
Total Lease Obligations	9.2	1.7
Less: Current Lease Obligations	3.2	0.4
Total Long-term Lease Obligations	$6.0	$1.3

Environmental Liabilities. We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. Accruals are adjusted as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the Consolidated Balance Sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are expensed unless recoverable in rates from customers. (See Note 9. Commitments, Guarantees and Contingencies.)

Revenue.

Contracts with Customers – Utility includes sales from our regulated operations for generation, transmission and distribution of electric service, and distribution of water and gas services to our customers. Also included is an immaterial amount of regulated steam generation that is used by customers in the production of paper and pulp.

Contracts with Customers – Non-utility includes sales of goods and services to customers from ALLETE Clean Energy and our Corporate and Other businesses.

Other – Non-utility is the non-cash adjustments to revenue recognized by ALLETE Clean Energy for the amortization of differences between contract prices and estimated market prices for PSAs that were assumed during the acquisition of various wind energy facilities.

Revenue Recognition. Revenue is recognized upon transfer of control of promised goods or services to our customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Revenue is recognized net of allowance for returns and any taxes collected from customers, which are subsequently remitted to the appropriate governmental authorities. We account for shipping and handling activities that occur after the customer obtains control of goods as a cost rather than an additional performance obligation thereby recognizing revenue at time of shipment and accruing shipping and handling costs when control transfers to our customers. We have a right to consideration from our customers in an amount that corresponds directly with the value to the customer for our performance completed to date; therefore, we may recognize revenue in the amount to which we have a right to invoice.

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)
Revenue (Continued)

Nature of Revenue Streams

Utility

Residential and Commercial includes sales for electric, gas or water service to customers, who have implied contracts with the utility, under rates governed by the MPUC, PSCW or FERC. Customers are billed on a monthly cycle basis and revenue is recognized for electric, gas or water service delivered during the billing period. Revenue is accrued for service provided but not yet billed at period end. Performance obligations with these customers are satisfied at time of delivery to customer meters and simultaneously consumed.

Municipal includes sales to 14 non-affiliated municipal customers in Minnesota under long-term wholesale electric contracts. One of these wholesale electric contracts include a termination clause requiring a three-year notice to terminate. These contracts have termination dates ranging through 2037, with a majority of contracts expiring in 2029. Performance obligations with these customers are satisfied at the time energy is delivered to an agreed upon municipal substation or meter.

Industrial includes sales recognized from contracts with customers in the taconite mining, paper, pulp and secondary wood products, pipeline and other industries. Industrial sales accounted for approximately 56 percent of total regulated utility kWh sales for the year ended December 31, 2024. Within industrial revenue, Minnesota Power had eight Large Power Customer contracts, each serving requirements of 10 MW or more of customer load as of December 31, 2024. These contracts automatically renew past the contract term unless a four-year written notice is given. Large Power Customer contracts have earliest termination dates ranging from 2028 through 2029. We satisfy our performance obligations for these customers at the time energy is delivered to an agreed upon customer substation. Revenue is accrued for energy provided but not yet billed at period end. Based on current contracts with industrial customers, we expect to recognize minimum revenue for the fixed contract components of approximately $60 million per annum through 2028 and approximately $10 million in 2029, which reflects the termination notice period in these contracts. When determining minimum revenue, we assume that customer contracts will continue under the contract renewal provision; however, if long-term contracts are renegotiated and subsequently approved by the MPUC or there are changes within our industrial customer class, these amounts may be impacted. Contracts with customers that contain variable pricing or quantity components are excluded from the expected minimum revenue amounts.

Other Power Suppliers includes the sale of energy under a long-term PSA with one customer as well as MISO market and liquidation sales. The expiration date of this PSA is 2028. Performance obligations with these customers are satisfied at the time energy is delivered to an agreed upon delivery point defined in the contract (generally the MISO pricing node). The current contract with one customer contains variable pricing components that prevent us from estimating future minimum revenue.

Other Revenue includes all remaining individually immaterial revenue streams for Minnesota Power and SWL&P, and is comprised of steam sales to paper and pulp mills, wheeling revenue and other sources. Revenue for steam sales to customers is recognized at the time steam is delivered and simultaneously consumed. Revenue is recognized at the time each performance obligation is satisfied.

ECO Financial incentives reflects certain revenue that is a result of the achievement of certain objectives for our ECO financial incentives. This revenue is accounted for in accordance with the accounting standards for alternative revenue programs which allow for the recognition of revenue under an alternative revenue program if the program is established by an order from the utility's regulatory commission, the order allows for automatic adjustment of future rates, the amount of revenue recognized is objectively determinable and probable of recovery, and the revenue will be collected within 24 months following the end of the annual period in which it is recognized. ECO financial incentives are recognized in the period in which the MPUC approves the filing, which is typically mid-year.

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)
Revenue (Continued)

Non-utility

ALLETE Clean Energy

Long-term PSA revenue includes all sales recognized under long-term contracts for production, curtailment, capacity and associated renewable energy credits from ALLETE Clean Energy wind energy facilities. Expiration dates of these PSAs range from 2027 through 2039. Performance obligations for these contracts are satisfied at the time energy is delivered to an agreed upon point, or production is curtailed at the request of the customer, at specified prices. Revenue from the sale of renewable energy credits is recognized at the same time the related energy is delivered to the customer when sold to the same party.

Sale of Wind Energy Facility includes revenue recognized for the design, development, construction, and sale of a wind energy facility to a customer. Performance obligations for these types of agreements are satisfied at the time the completed project is transferred to the customer at the commercial operation date. Revenue from the sale of a wind energy facility is recognized at the time of asset transfer.

Other is the non-cash adjustments to revenue recognized by ALLETE Clean Energy for the amortization of differences between contract prices and estimated market prices on assumed PSAs. As part of wind energy facility acquisitions, ALLETE Clean Energy assumed various PSAs that were above or below estimated market prices at the time of acquisition; the resulting differences between contract prices and estimated market prices are amortized to revenue over the remaining PSA term.

Corporate and Other

Long-term Contract encompasses the sale and delivery of coal to customer generation facilities. Revenue is recognized on a monthly basis at the cost of production plus a specified profit per ton of coal delivered to the customer. Coal sales are secured under long-term coal supply agreements extending through 2037. Performance obligations are satisfied during the period as coal is delivered to customer generation facilities.

Sale of Renewable Development Projects includes revenue recognized from development only and development plus construction type projects that are sold to a customer. For development only projects, revenue is recognized at point in time when all required development responsibilities have been completed and ownership has transferred to the customer. For development plus construction, the transaction price is allocated to two performance obligations based upon the standalone selling price of each obligation. Revenue is recognized on the development performance obligation upon satisfying all required development activities and ownership transferring to the customer. Revenue for the construction performance obligation is recognized over time based on construction costs incurred, beginning at notice to proceed through the commercial operation date.

Other primarily includes revenue from BNI Energy unrelated to coal, revenue from New Energy for asset management services and non-development activities, the sale of real estate from ALLETE Properties, and non-rate base steam generation that is sold for use during production of paper and pulp. Performance obligations are satisfied when control transfers to the customer.

Payment Terms. Payment terms and conditions vary across our businesses. Aside from taconite-producing Large Power Customers, payment terms generally require payment to be made within 15 days to 30 days from the end of the period that the service has been rendered. In the case of its taconite-producing Large Power Customers, as permitted by the MPUC, Minnesota Power requires weekly payments for electric usage based on monthly energy usage estimates. These customers receive estimated bills based on Minnesota Power's estimate of the customers' energy usage, forecasted energy prices and fuel adjustment clause estimates. Minnesota Power's taconite-producing Large Power Customers have generally predictable energy usage on a weekly basis and any differences that occur are trued-up the following month. Due to the timing difference of revenue recognition from the timing of invoicing and payment, the taconite-producing Large Power Customers receive credit for the time value of money; however, we have determined that our contracts do not include a significant financing component as the period between when we transfer the service to the customer and when they pay for such service is minimal.

Assets Recognized From the Costs to Obtain a Contract with a Customer. We recognize as an asset the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We expense incremental costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less. As of December 31, 2024, we have $15.9 million of assets recognized for costs incurred to obtain contracts with our customers ($18.5 million as of December 31, 2023). Management determined the amount of costs to be recognized as assets based on actual costs incurred and paid to obtain and fulfill these contracts to provide goods and services to our customers. Assets recognized to obtain contracts are amortized on a straight-line basis over the contract term as a non-cash reduction to revenue. We recognized $2.4 million of non-cash amortization for the year ended December 31, 2024 ($2.4 million for the year ended December 31, 2023).

Unamortized Discount and Premium on Debt. Discount and premium on debt are deferred and amortized over the terms of the related debt instruments using a method which approximates the effective interest method.

Tax Equity Financings. Certain subsidiaries of ALLETE have entered into tax equity financings that include forming limited liability companies (LLC) with third-party investors for certain wind and solar projects. Tax equity financings have specific terms that dictate distributions of cash and the allocation of tax attributes among the LLC members, who are divided into two categories: the sponsor and third-party investors. ALLETE subsidiaries are the sponsors in these tax equity financings. The distributions of cash and allocation of tax attributes in these financings generally differ from the underlying ownership percentage interests in the related LLC, with a disproportionate share of tax attributes (including accelerated depreciation and production tax credits) allocated to third-party investors in order to achieve targeted after-tax rates of return, or target yield, from project operations, and a disproportionate share of cash distributions made to the sponsor.

The target yield and other terms vary by tax equity financing. Once the target yield has been achieved or defined time period is met, a "flip point" is recognized. In addition, tax equity financings typically provide that cash distributions can be temporarily increased to the third-party investors in order to meet cumulative distribution thresholds. After the flip point, tax attributes and cash distributions are both typically disproportionately allocated to the sponsor.

Tax equity financings include affirmative and negative covenants that are similar to what a project lender would require in a project financing, such as financial reporting, insurance, maintenance and prudent operator standards. Most covenants are no longer applicable once the flip point occurs and any other obligations of the third-party investor have been eliminated.

The third-party investors' portions of equity ownership in tax equity LLCs are recorded as non-controlling interest in subsidiaries on the Consolidated Balance Sheet and earnings allocated to third-party investors are recorded as net loss attributable to non-controlling interest on the Consolidated Statement of Income.

Non-Controlling Interest in Subsidiaries and Redeemable Non-Controlling Interest. Non-controlling interest in subsidiaries and redeemable non-controlling interest represent the portion of equity ownership, net income (loss), and comprehensive income (loss) in subsidiaries that is not attributable to equity holders of ALLETE. Non-controlling Interest in Subsidiaries as of and for the years ended December 31, 2024 and 2023, are related to the tax equity financings for ALLETE Clean Energy's 106 MW Glen Ullin, 80 MW South Peak, 303 MW Diamond Spring and 303 MW Caddo wind energy facilities as well as ALLETE's equity investment in the 250 MW Nobles 2 wind energy facility. Redeemable Non-Controlling Interest as of and for the year ended December 31, 2024, is related to a tax equity financing entered into in the fourth quarter of 2023 for certain New Energy solar energy facilities totaling 14 MW. This tax equity financing is classified as redeemable non-controlling interest as the redemption price and date are fixed and determinable.

For those wind and solar projects with tax equity financings where the economic benefits are not allocated based on the underlying ownership percentage interests, we have determined that the appropriate methodology for calculating the non-controlling interest in subsidiaries balance is the hypothetical liquidation at book value (HLBV) method. The HLBV method is a balance sheet approach which reflects the substantive economic arrangements in the tax equity financing structures.

Under the HLBV method, amounts reported as non-controlling interest in subsidiaries on the Consolidated Balance Sheet represent the amounts the third-party investors would hypothetically receive at each balance sheet reporting date under the liquidation provisions of the LLC agreements, assuming the net assets of the wind and solar projects were liquidated at amounts determined in accordance with GAAP and distributed to the third-party investor and sponsor. The resulting non-controlling interest in subsidiaries balance in these projects is reported as a component of equity on the Consolidated Balance Sheet as either Non-Controlling Interest in Subsidiaries or Redeemable Non-Controlling Interest.

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

The results of operations for these projects attributable to non-controlling interest under the HLBV method is determined as the difference in non-controlling interest in subsidiaries and redeemable non-controlling interest on the Consolidated Balance Sheet at the start and end of each reporting period, after taking into account any capital transactions between the projects and the third-party investors.

Factors used in the HLBV calculation include GAAP income, taxable income (loss), tax attributes such as accelerated depreciation, investment tax credits and production tax credits, capital contributions, cash distributions, and the target yield specified in the corresponding LLC agreement. Changes in these factors could have a significant impact on the amounts that third-party investors and sponsors would receive upon a hypothetical liquidation. The use of the HLBV method to allocate income to the non-controlling interest in subsidiaries may create variability in our results of operations as the application of the HLBV method can drive variability in net income or loss attributable to non-controlling interest in subsidiaries from period to period.

Other Income (Expense) - Other

Year Ended December 31	2024	2023	2022
Millions			
Pension and Other Postretirement Benefit Plan Non-Service Credit *(a)*	$13.6	$8.9	$9.8
Interest and Investment Income *(b)*	4.0	10.3	—
AFUDC - Equity	5.0	3.6	2.7
Gain on Land Sales	0.1	0.2	—
PSA Liability *(c)*	—	—	10.2
Gain on Arbitration Award *(d)*	—	58.4	—
Other Income (Expense)	0.3	3.6	(0.3)
Total Other Income (Expense) - Other	$23.0	$85.0	$22.4

(a) *These are components of net periodic pension and other postretirement benefit cost other than service cost. (See Note 12. Pension and Other Postretirement Benefit Plans.)*
(b) *Interest and Investment Income for the year ended December 31, 2023, reflects $5.1 million of interest income related to interest awarded as part of an arbitration ruling involving a subsidiary of ALLETE Clean Energy. (See Note 9. Commitments, Guarantees and Contingencies.)*
(c) *The gain on removal of the PSA liability for the Northern Wind project upon decommissioning of the legacy wind energy facility assets, which was more than offset by a reserve for an anticipated loss on the sale of the Northern Wind project that was recorded in Cost of Sales - Non-Utility on the Consolidated Statement of Income.*
(d) *This reflects a gain recognized for the favorable outcome of an arbitration ruling involving a subsidiary of ALLETE Clean Energy. (See Note 9. Commitments, Guarantees and Contingencies.)*

Income Taxes. ALLETE and its subsidiaries file a consolidated federal income tax return as well as combined and separate state income tax returns. We account for income taxes using the liability method in accordance with GAAP for income taxes. Under the liability method, deferred income tax assets and liabilities are established for all temporary differences in the book and tax basis of assets and liabilities, based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Due to the effects of regulation on Minnesota Power and SWL&P, certain adjustments made to deferred income taxes are, in turn, recorded as regulatory assets or liabilities. Tax credits are recorded when earned unless there is a requirement to defer the benefit and amortize it over the book depreciable lives of the related property. The requirement to defer and amortize tax credits only applies to federal credits related to public utility property. In accordance with GAAP for uncertainty in income taxes, we are required to recognize in our financial statements the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit, based solely on the technical merits of the position as of the reporting date. The term "more-likely-than-not" means more than 50 percent likely. (See Note 11. Income Tax Expense.)

Excise Taxes. We collect excise taxes from our customers levied by governmental entities. These taxes are stated separately on the billing to the customer and recorded as a liability to be remitted to the governmental entity. We account for the collection and payment of these taxes on a net basis.

New Accounting Standards.

Improvements to Reportable Segment Disclosures. In November 2023, the FASB issued Accounting Standards Update 2023-07, *Improvements to Reportable Segment Disclosures* (ASU 2023-07). ASU 2023-07 requires that an entity provide enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker, among other disclosures. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and this Form 10-K includes the required disclosures. We expect to provide enhanced disclosures for quarterly periods beginning in 2025.

Improvements to Income Tax Disclosures. In December 2023, the FASB issued Accounting Standards Update 2023-09, *Improvements to Income Tax Disclosures* (ASU 2023-09). ASU 2023-09 was issued to enhance the transparency and decision usefulness of income tax disclosures by disclosing specific categories in the rate reconciliation as well as providing additional information for reconciling items above a threshold. It also requires disclosure about certain income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We do not anticipate ASU 2023-09 having a material effect on the presentation of ALLETE's consolidated financial statements.

Disaggregation of Income Statement Expenses. In November 2024, the FASB issued Accounting Standards Update 2024-03, *Disaggregation of Income Statement Expenses* (ASU 2024-03). ASU 2024-03 was issued to improve expense disclosures by providing more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for annual periods beginning after December 25, 2026, and quarterly periods beginning after December 15, 2027. We do not anticipate ASU 2024-03 having a material effect on the presentation of ALLETE's consolidated financial statements.

SEC Climate-related Disclosures Rule. On March 6, 2024, the SEC issued the final rules regarding the enhancement and standardization of climate-related disclosures for investors (Rule). The Rule requires registrants to provide certain climate-related information in their annual reports and registration statements. These requirements include disclosing climate-related risks that materially affect or are reasonably likely to materially affect a registrant's business strategy, results of operations, or financial condition as well as certain disclosures related to greenhouse-gas emissions, and the effects of severe weather events and other natural conditions. The Rule provides that the disclosure requirements will begin phasing in for annual periods beginning in 2025. The Company is evaluating the final rule to determine its impact on the Company's disclosures. The Rule is currently being challenged before the U.S. Court of Appeals for the Eighth Circuit (Eighth Circuit Court), and the SEC issued a voluntary stay of the Rule on April 4, 2024, pending judicial review.

There are no other new accounting standards that we anticipate having a material effect on the presentation of ALLETE's consolidated financial statements.

NOTE 2. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment

As of December 31	2024	2023
Millions		
Regulated Operations		
Property, Plant and Equipment in Service	$5,387.8	$5,167.2
Construction Work in Progress	197.5	146.7
Accumulated Depreciation	(2,077.8)	(1,969.4)
Regulated Operations – Net	3,507.5	3,344.5
ALLETE Clean Energy		
Property, Plant and Equipment in Service	1,605.3	1,612.8
Construction Work in Progress	51.9	48.9
Accumulated Depreciation	(272.9)	(229.1)
ALLETE Clean Energy – Net	1,384.3	1,432.6
Corporate and Other *(a)*		
Property, Plant and Equipment in Service	377.4	355.8
Construction Work in Progress	77.5	27.5
Accumulated Depreciation	(165.2)	(147.0)
Corporate and Other – Net	289.7	236.3
Property, Plant and Equipment – Net	$5,181.5	$5,013.4

(a)   Primarily includes BNI Energy and a small amount of non-rate base generation.

Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets.

Estimated Useful Lives of Property, Plant and Equipment (Years)

Regulated Operations			
Generation	3 to 50	ALLETE Clean Energy	5 to 35
Transmission	50 to 75	Corporate and Other	3 to 50
Distribution	18 to 70		

Asset Retirement Obligations. We recognize, at fair value, obligations associated with the retirement of certain tangible, long-lived assets that result from the acquisition, construction, development or normal operation of the asset. Asset retirement obligations (AROs) relate primarily to the decommissioning of our coal-fired and wind energy facilities, and land reclamation at BNI Energy. AROs are included in Other Non-Current Liabilities on the Consolidated Balance Sheet. The associated retirement costs are capitalized as part of the related long-lived asset and depreciated over the useful life of the asset. Removal costs associated with certain distribution and transmission assets have not been recognized, as these facilities have indeterminate useful lives.

Conditional asset retirement obligations have been identified for treated wood poles and remaining polychlorinated biphenyl and asbestos-containing assets; however, the period of remediation is indeterminable and removal liabilities have not been recognized.

Long-standing ratemaking practices approved by applicable state and federal regulatory authorities have allowed provisions for future plant removal costs in depreciation rates. These plant removal cost recoveries are classified either as AROs or as a regulatory liability for non-AROs. To the extent annual accruals for plant removal costs differ from accruals under approved depreciation rates, a regulatory asset has been established in accordance with GAAP for AROs. (See Note 4. Regulatory Matters.)

NOTE 2. PROPERTY, PLANT AND EQUIPMENT (Continued)

Asset Retirement Obligations

Millions	
Obligation as of December 31, 2022	$200.4
Accretion	10.3
Liabilities Settled	(10.2)
Revisions in Estimated Cash Flows	2.4
Obligation as of December 31, 2023	202.9
Accretion	13.1
Liabilities Recognized *(a)*	47.7
Liabilities Settled	(16.0)
Revisions in Estimated Cash Flows	13.6
Obligation as of December 31, 2024	$261.3

(a) The increase in liabilities recognized in 2024 reflects the impact of estimated compliance costs related to the EPA's CCR Legacy Impoundment Rule finalized in May 2024. (See Note 9. Commitments, Guarantees and Contingencies.)

NOTE 3. JOINTLY-OWNED FACILITIES AND ASSETS

Boswell Unit 4. Minnesota Power owns 80 percent of the 585 MW Boswell Unit 4. While Minnesota Power operates the plant, certain decisions about the operations of Boswell Unit 4 are subject to the oversight of a committee on which it and WPPI Energy, the owner of the remaining 20 percent, have equal representation and voting rights. Each owner must provide its own financing and is obligated to its ownership share of operating costs. Minnesota Power's share of operating expenses for Boswell Unit 4 is included in Operating Expenses on the Consolidated Statement of Income.

Minnesota Power's investments in jointly-owned facilities and assets and the related ownership percentages are as follows:

Regulated Utility Plant	Plant in Service	Accumulated Depreciation	Construction Work in Progress	% Ownership
Millions				
As of December 31, 2024				
Boswell Unit 4	$716.2	$396.7	$14.2	80
Transmission Assets	101.1	26.1	—	9.3 - 14.7
Total	$817.3	$422.8	$14.2	
As of December 31, 2023				
Boswell Unit 4	$725.9	$369.8	$2.8	80
Transmission Assets	101.0	23.6	—	9.3 - 14.7
Total	$826.9	$393.4	$2.8	

Nemadji Trail Energy Center. South Shore Energy, ALLETE's non-rate regulated, Wisconsin subsidiary, is developing NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility to be built in Superior, Wisconsin, which will be jointly owned by Dairyland Power Cooperative, Basin and South Shore Energy. Minnesota Power is expected to purchase approximately 20 percent of the facility's output starting upon completion of the facility pursuant to a capacity dedication agreement. Construction of NTEC is subject to obtaining additional permits from local, state and federal authorities. The total project cost is estimated to be approximately $700 million, of which South Shore Energy will be responsible for approximately 20 percent. South Shore Energy's portion of NTEC project costs incurred through December 31, 2024, is approximately $10 million.

NOTE 4. REGULATORY MATTERS

Electric Rates. Entities within our Regulated Operations segment file for periodic rate revisions with the MPUC, PSCW or FERC. As authorized by the MPUC, Minnesota Power also recognizes revenue under cost recovery riders for transmission, renewable and environmental investments and expenditures. (See *Transmission Cost Recovery Rider, Renewable Cost Recovery Rider, Solar Cost Recovery Rider* and *Environmental Improvement Rider*.) Revenue from cost recovery riders was $20.0 million in 2024 ($57.0 million in 2023; $38.8 million in 2022).

Minnesota Retail Rates. Minnesota Power's retail base rates through 2022 were based on a 2018 MPUC retail rate order that allowed for a 9.25 percent return on common equity and a 53.81 percent equity ratio. Interim rates were implemented in Minnesota Power's 2022 general rate case beginning in January 2022, and the resolution of Minnesota Power's 2022 general rate case changed the allowed return on equity to 9.65 percent and the equity ratio to 52.50 percent beginning October 1, 2023. (See *2022 Minnesota General Rate Case*.) Minnesota Power expects to implement updated rates based on the 2024 MPUC retail rate order in the first quarter of 2025. This order allows for a return on equity 9.78 percent and an equity ratio of 53.00 percent.

2024 Minnesota General Rate Case. On November 1, 2023, Minnesota Power filed a retail rate increase request with the MPUC seeking an average increase of approximately 12.00 percent for retail customers, net of rider revenue incorporated into base rates. The rate filing sought a return on equity of 10.30 percent and a 53.00 percent equity ratio. On an annualized basis, the requested final rate increase would have generated approximately $89 million in additional revenue. In separate orders dated December 19, 2023, the MPUC accepted the filing as complete and approved an annual interim rate increase of approximately $64 million, net of rider revenue, beginning January 1, 2024, subject to refund.

On May 3, 2024, Minnesota Power entered into a settlement agreement with the Minnesota Department of Commerce, Minnesota Office of the Attorney General, Residential Utilities Division, and Large Power Intervenors to settle the retail rate increase request. As part of the settlement agreement, the parties agreed on all issues, including an overall rate increase of $33.97 million, net of rider revenue and amounts transferring to the fuel adjustment clause, a return on equity of 9.78 percent, an equity ratio of 53.00 percent, all non-financial items and cost allocation. In an order dated November 25, 2024, the MPUC approved the settlement agreement. Final rates are expected to be implemented in the first quarter of 2025; interim rates will be collected through this period with reserves recorded as necessary. As a result of the settlement, Minnesota Power recorded a reserve for an interim rate refund of $23.0 million pre-tax as of December 31, 2024, which is subject to MPUC approval of Minnesota Power's refund calculation.

2022 Minnesota General Rate Case. In an order dated February 28, 2023, the MPUC made determinations regarding Minnesota Power's general rate case including allowing a return on common equity of 9.65 percent and a 52.50 percent equity ratio. In March 2023, Minnesota Power filed a petition for reconsideration with the MPUC requesting reconsideration and clarification of certain decisions in the MPUC's order. The MPUC denied the requests for reconsideration in an order dated May 15, 2023.

In an order dated September 29, 2023, the MPUC approved Minnesota Power's final rates, which were implemented beginning on October 1, 2023. The MPUC order also approved Minnesota Power's interim rate refund plan. Interim rates were collected through the third quarter of 2023 with reserves recorded as necessary. Minnesota Power recorded a reserve for an interim rate refund of approximately $39 million pre-tax as of September 30, 2023 (approximately $18 million as of December 31, 2022), which was refunded to customers during the fourth quarter of 2023.

Minnesota Power appealed with the Minnesota Court of Appeals (Court) specific aspects of the MPUC's February 2023 and May 2023 rate case orders for the ratemaking treatment of Taconite Harbor and Minnesota Power's prepaid pension asset. On September 9, 2024, the Court affirmed the MPUC's Taconite Harbor treatment, but reversed and remanded the treatment of Minnesota Power's prepaid pension asset back to the MPUC. The Court directed the MPUC to determine the amount of Minnesota Power's prepaid pension asset to be included in rate base. The MPUC has not yet determined the next procedural steps in implementing the Court's decision.

NOTE 4. REGULATORY MATTERS (Continued)
Electric Rates (Continued)

FERC-Approved Wholesale Rates. Minnesota Power has wholesale contracts with 14 non-affiliated municipal customers in Minnesota and SWL&P. Two of the wholesale contracts include a termination clause requiring a three-year notice to terminate.

Minnesota Power's wholesale electric contract with the Nashwauk Public Utilities Commission is effective through December 31, 2037. The wholesale electric service contract with SWL&P is effective through February 29, 2028. Under the agreement with SWL&P, no termination notice has been given. The rates included in these two contracts are set each July 1 based on a cost-based formula methodology, using estimated costs and a rate of return that is equal to Minnesota Power's authorized rate of return for Minnesota retail customers. The formula-based rate methodology also provides for a yearly true-up calculation for actual costs incurred.

Minnesota Power's wholesale electric contracts with 13 other municipal customers were extended in January 2022 and are effective through 2029. These contracts are based on fixed prices for capacity and energy. The base energy charge for each year is adjusted annually for updated fuel and purchased power costs.

Transmission Cost Recovery Rider. Minnesota Power has an approved cost recovery rider in place to charge retail customers on a current basis for certain transmission investments and expenditures, including a return on the capital invested. Current customer billing rates are based on an MPUC order dated March 5, 2024. On November 13, 2024, Minnesota Power submitted its latest transmission factor filing. Following approval of the filing by the MPUC, Minnesota Power will be authorized to include updated billing rates on customer bills.

Renewable Cost Recovery Rider. Minnesota Power has an approved cost recovery rider in place to charge retail customers on a current basis for the costs of certain renewable investments and expenditures, including a return on the capital invested. Current customer billing rates for the renewable cost recovery rider were approved by the MPUC in an order dated June 25, 2024.

Solar Cost Recovery Rider. Minnesota Power has an approved cost recovery rider in place to charge retail customers on a current basis for solar costs related to investments and expenditures for meeting the state of Minnesota's solar energy standard. Current customer billing rates were approved by the MPUC in an order dated December 26, 2023. On October 8, 2024, Minnesota Power submitted its latest solar factor filing. Following approval of the filing by the MPUC, Minnesota Power will be authorized to include updated billing rates on customer bills.

Fuel Adjustment Clause. Fuel and purchased power costs related to Minnesota Power's retail customers are recovered from customers through the fuel adjustment clause. The method of accounting for all Minnesota electric utilities is a monthly budgeted, forward-looking fuel adjustment clause with annual prudence review and true-up to actual allowed costs.

Minnesota Power incurred higher fuel and purchased power costs in 2022 than those factored in its fuel adjustment forecast filed in May 2021 for 2022, which resulted in the recognition of an approximately $13 million regulatory asset as of December 31, 2022. The MPUC approved recovery of the regulatory asset in an order dated July 31, 2023; recovery of the regulatory asset began in the third quarter of 2023 and ended in mid-2024.

Minnesota Power incurred lower fuel and purchased power costs in 2023 than those factored in its fuel adjustment forecast filed in May 2022 for 2023, which resulted in the recognition of a $15.5 million regulatory liability as of December 31, 2023. Minnesota Power requested to refund the regulatory liability over 12 months beginning in the third quarter of 2024 as part of its annual true-up filing submitted to the MPUC on March 1, 2024. In an order dated July 1, 2024, the MPUC approved the filing, and authorized Minnesota Power to refund the regulatory liability over 12 months beginning on September 1, 2024.

Minnesota Power incurred higher fuel and purchased power costs in 2024 than those factored in its fuel adjustment forecast filed in May 2023 for 2024, which resulted in the recognition of a $4.5 million regulatory asset as of December 31, 2024. Minnesota Power expects to request recovery of the regulatory asset as part of its annual true-up filing with the MPUC in March 2025.

Minnesota Power's filed its annual forecasted fuel and purchased power rates for 2025 on May 1, 2024, which was subsequently approved by the MPUC in an order dated November 8, 2024. The fuel and purchased power rates for Minnesota Power retail customers are based on this filing beginning January 1, 2025.

Deferred Accounting Petition. On December 30, 2024, Minnesota Power submitted a petition with the MPUC seeking deferral accounting treatment for investigative costs and the increase in depreciation expense resulting from compliance costs that will be incurred related to the new Coal Combustion Rule (CCR) Legacy Rule, which was published in the Federal Register on May 8, 2024. (See Note 9. Commitments, Guarantees and Contingencies.) Compliance with the CCR Legacy Rule is expected to result in a significant increase to our MPUC-approved decommissioning costs for Boswell and Laskin. If the MPUC approves our request for deferral accounting treatment, these costs would be deferred for recovery to our next rate case or other regulatory proceeding. In 2024, we recorded depreciation expense related to this rule, of which $4.2 million pre-tax would be moved to a deferred tracking account for MPUC review through a future rate case or other proceeding if the MPUC approves our request for deferral accounting treatment. We are unable to predict the outcome of this proceeding.

Wisconsin Retail Rates. SWL&P's retail rates through 2022 were based on a December 2018 order by the PSCW that allowed for a return on equity of 10.40 percent and a 55.00 percent equity ratio. The resolution of SWL&P's 2022 general rate case changed the allowed return on equity to 10.00 percent and maintained an equity ratio of 55.00 percent. (See *2022 Wisconsin General Rate Case.*) The resolution of SWL&P's 2024 general rate case further changed the allowed return on equity to 9.80 percent and continued to maintain an equity ratio of 55.00 percent beginning January 1, 2025. (See *2024 Wisconsin General Rate Case.*)

2024 Wisconsin General Rate Case. On March 29, 2024, SWL&P filed a rate increase request for its electric, gas and water utilities with the PSCW. The filing sought an overall return on equity of 10.00 percent and a 55.00 percent equity ratio. On an annualized basis, the requested change would have increased rates by approximately 5.90 percent for retail customers and generated an estimated $7.3 million of additional revenue. In an order dated December 12, 2024, the PSCW approved an annual increase of approximately $5.5 million reflecting a return on equity of 9.80 percent and a 55.00 percent equity ratio. Final rates went into effect January 1, 2025.

2022 Wisconsin General Rate Case. In an order dated December 20, 2022, the PSCW approved an annual increase of $3.3 million reflecting a return on equity of 10.00 percent and a 55.00 percent equity ratio. Final rates went into effect January 1, 2023.

Integrated Resource Plan. On February 1, 2021, Minnesota Power filed its latest IRP, which was approved by the MPUC in an order dated January 9, 2023. The approved IRP, which reflects a joint agreement reached with various stakeholders, outlines Minnesota Power's clean-energy transition plans through 2035. These plans include expanding its renewable energy supply, achieving coal-free operations at its facilities by 2035, and investing in a resilient and flexible transmission and distribution grid. As part of these plans, Minnesota Power anticipates adding up to 700 MW of new wind and solar energy resources, and ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Minnesota Power's plans recognize that advances in technology will play a significant role in completing its transition to carbon-free energy supply, reliably and affordably. Minnesota Power expects to file its next IRP in March 2025.

Solar Energy Request For Proposals. On October 2, 2023, Minnesota Power filed a notice with the MPUC of its intent to issue a RFP for up to 300 MW of solar energy resources. Minnesota Power issued the RFP on November 15, 2023, which were accepted through January 17, 2024. Minnesota Power announced plans to build an 85 MW solar project and a 119.5 MW solar project in northern Minnesota, both of which are expected to be in service in mid-2027, subject to MPUC approval.

Wind Energy Request For Proposals. On December 15, 2023, Minnesota Power filed a notice with the MPUC of its intent to issue a RFP for up to 400 MW of wind energy resources. Minnesota Power issued the RFP on February 15, 2024, which were accepted through April 11, 2024.

NOTE 4. REGULATORY MATTERS (Continued)

ECO Plan. Minnesota requires electric utilities to spend a minimum of 1.5 percent of gross operating revenues, excluding revenue received from exempt customers, from service provided in the state on ECOs each year. On April 1, 2024, Minnesota Power submitted its 2023 ECO annual filing, formerly known as the conservation improvement program, detailing Minnesota Power's ECO plan results and proposed financial incentive, which was approved by the MPUC on November 8, 2024. As a result, Minnesota Power recognized revenue of $2.2 million in 2024 for the approved financial incentive ($2.2 million in 2023 and $1.9 million in 2022). The financial incentives are recognized in the period in which the MPUC approves the filing.

On June 30, 2023, Minnesota Power submitted its triennial filing for 2024 through 2026 to the MPUC and Minnesota Department of Commerce, which outlines Minnesota Power's ECO spending and energy-saving goals for those years. Minnesota Power's investment goals are $12.7 million for 2025 and $12.8 million for 2026.

MISO Return on Equity Complaints. MISO transmission owners, including ALLETE and ATC, had an authorized return on equity of 10.02 percent, or 10.52 percent including an incentive adder for participation in a regional transmission organization based on a 2020 FERC order which was subject to various legal challenges related to the return on equity calculation and refund period ordered by the FERC. In August 2022, the U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the 2020 FERC order back to the FERC. On October 17, 2024, FERC ordered a return on equity of 9.98 percent, or 10.48 percent including an incentive adder for participation in a RTO, effective September 28, 2016. (See Note 6. Equity Investments.)

Minnesota Solar Energy Standard. Minnesota law requires at least 1.5 percent of total retail electric sales, excluding sales to certain customers, to be generated by solar energy. At least 10 percent of the 1.5 percent mandate must be met by solar energy generated by or procured from solar photovoltaic devices with a nameplate capacity of 40 kW or less and community solar garden subscriptions. Minnesota Power has met both parts of the solar mandate to date.

Minnesota Distributed Solar Energy Standard. Minnesota law requires at least 3 percent of Minnesota Power's retail electric sales to be generated from distributed solar energy resources by 2030. Minnesota Power expects to need between 65 MW and 85 MW of distributed solar capacity to meet this requirement. On January 30, 2025, Minnesota Power issued a RFP seeking distributed solar projects as part of its compliance with this distributed solar energy standard. The RFP seeks proposals for solar generating facilities of 10 MW or less that will be connected to Minnesota Power's distribution system.

Regulatory Assets and Liabilities. Our regulated utility operations are subject to accounting standards for the effects of certain types of regulation. Regulatory assets represent incurred costs that have been deferred as they are probable for recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred. The Company assesses quarterly whether regulatory assets and liabilities meet the criteria for probability of future recovery or deferral. With the exception of the regulatory asset for Boswell Units 1 and 2 net plant and equipment, no other regulatory assets are currently earning a return. The recovery, refund or credit to rates for these regulatory assets and liabilities will occur over the periods either specified by the applicable regulatory authority or over the corresponding period related to the asset or liability.

NOTE 4. REGULATORY MATTERS (Continued)

Regulatory Assets and Liabilities

As of December 31	2024	2023
Millions		
Current Regulatory Assets *(a)*		
Fuel Adjustment Clause *(b)*	—	$8.7
Other	$1.6	0.6
Total Current Regulatory Assets	$1.6	$9.3
Non-Current Regulatory Assets		
Defined Benefit Pension and Other Postretirement Benefit Plans *(c)*	$200.3	$218.6
Income Taxes *(d)*	84.9	88.1
Asset Retirement Obligations *(e)*	41.0	37.7
Taconite Harbor *(g)*	17.3	20.9
Manufactured Gas Plant *(h)*	11.6	13.2
Cost Recovery Riders *(f)*	5.5	33.8
Fuel Adjustment Clause *(b)*	4.5	5.0
PPACA Income Tax Deferral	3.7	3.9
Other	2.9	4.2
Total Non-Current Regulatory Assets	$371.7	$425.4
Current Regulatory Liabilities *(i)*		
Provision for Interim Rate Refund	$23.0	—
Fuel Adjustment Clause *(b)*	7.2	—
Other	1.3	$3.9
Total Current Regulatory Liabilities	$31.5	$3.9
Non-Current Regulatory Liabilities		
Income Taxes *(d)*	$292.7	$310.0
Wholesale and Retail Contra AFUDC *(j)*	77.6	78.0
Plant Removal Obligations *(k)*	74.2	67.0
Defined Benefit Pension and Other Postretirement Benefit Plans *(c)*	40.7	48.6
Non-Jurisdictional Land Sales *(l)*	59.7	30.2
Investment Tax Credits *(m)*	17.8	13.6
Boswell Units 1 and 2 Net Plant and Equipment *(n)*	6.7	6.7
Fuel Adjustment Clause *(b)*	0.6	15.5
Other	0.5	4.4
Total Non-Current Regulatory Liabilities	$570.5	$574.0

(a) Current regulatory assets are presented within Prepayments and Other on the Consolidated Balance Sheet.

(b) Fuel adjustment clause regulatory assets and liabilities represent the amount expected to be recovered from or refunded to customers for the under- or over-collection of fuel adjustment clause recoveries. (See Fuel Adjustment Clause.)

(c) Defined benefit pension and other postretirement items included in our Regulated Operations, which are otherwise required to be recognized in accumulated other comprehensive income, are recognized as regulatory assets or regulatory liabilities on the Consolidated Balance Sheet. The asset or liability will decrease as the deferred items are amortized and recognized as components of net periodic benefit cost. (See Note 12. Pension and Other Postretirement Benefit Plans.)

(d) These costs represent the difference between deferred income taxes recognized for financial reporting purposes and amounts previously billed to our customers. The balances will primarily decrease over the remaining life of the related temporary differences.

(e) Asset retirement obligations will accrete and be amortized over the lives of the related property with asset retirement obligations.

(f) The cost recovery rider regulatory assets and liabilities are revenue not yet collected from our customers and cash collections from our customers in excess of the revenue recognized, respectively, primarily due to capital expenditures related to Bison and the GNTL as well as differences between production tax credits recognized and those assumed in Minnesota Power's base rates. The cost recovery rider regulatory assets as of December 31, 2024, will be recovered within the next two years.

(g) In the first quarter of 2023, Minnesota Power retired Taconite Harbor Units 1 and 2. The remaining net book value was reclassified from property, plant and equipment to a regulatory asset on the Consolidated Balance Sheet when the units were retired. Minnesota Power expects to receive recovery of the remaining net book value from customers.

(h) This regulatory asset represents costs of remediation for a former manufactured gas plant site located in Superior, Wisconsin, and formerly operated by SWL&P. We expect recovery of these remediation costs to be allowed by the PSCW in rates over time.

(i) Current regulatory liabilities are presented within Other Current Liabilities on the Consolidated Balance Sheet.

(j) Wholesale and retail contra AFUDC represents amortization to offset AFUDC Equity and Debt recorded during the construction period of our cost recovery rider projects prior to placing the projects in service. The regulatory liability will decrease over the remaining depreciable life of the related asset.

(k) Non-legal plant removal obligations included in retail customer rates that have not yet been incurred.

(l) This regulatory liability represents the net proceeds from the sale of certain land by Minnesota Power that is expected to be refunded to ratepayers through a future rate case or through its renewable resources rider.

(m) North Dakota and federal investment tax credits expected to be realized from Minnesota Power's Bison facility and SWL&P's community solar facility that will be credited to retail customers primarily through future renewable cost recovery rider and rate filings as the tax credits are utilized.

(n) In 2018, Minnesota Power retired Boswell Units 1 and 2 and reclassified the remaining net book value from property, plant and equipment to a regulatory asset on the Consolidated Balance Sheet. The remaining net book value is currently included in Minnesota Power's rate base and Minnesota Power is earning a return on the outstanding balance.

NOTE 5. ACQUISITIONS

2022 Activity

New Energy. On April 15, 2022, a wholly-owned subsidiary of ALLETE acquired 100 percent of the membership interests of New Energy for a purchase price of $165.5 million. Total consideration of approximately $158.8 million was paid in cash on the acquisition date, which is net of cash acquired and debt assumed. New Energy, which is headquartered in Annapolis, Maryland, is a renewable energy development company with a primary focus on solar and storage facilities while also offering comprehensive operations, maintenance and asset management services. The acquisition of New Energy is consistent with ALLETE's stated strategy of additional investment in renewable energy and related infrastructure across North America to support the Company's sustainability-in-action strategy while providing potential long-term earnings growth.

The acquisition was accounted for as a business combination and the purchase price was allocated based on the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition. The allocation of the purchase price, which was finalized in the fourth quarter of 2022, is shown in the following table. Fair value measurements were valued primarily using the discounted cash flow method and replacement cost basis. The goodwill recorded is primarily attributable to the highly skilled workforce of New Energy and synergies expected to arise as a result of the acquisition.

The Company has not presented separate results of operations since closing or combined pro forma financial information of the Company and New Energy since the beginning of 2021, as the results of operations for New Energy are not material to the Company's consolidated financials.

Millions	
Assets Acquired	
Cash and Cash Equivalents	$3.9
Accounts Receivable	1.4
Inventory *(a)*	25.3
Other Current Assets	12.8
Property, Plant and Equipment - Net	16.4
Goodwill *(b)*	154.9
Other Non-Current Assets	2.1
Total Assets Acquired	**$216.8**
Liabilities Assumed	
Current Liabilities	$23.6
Long-Term Debt Due Within One Year	28.3
Long-Term Debt	5.9
Other Non-Current Liabilities	0.2
Total Liabilities Assumed	**$58.0**
Net Identifiable Assets Acquired	**$158.8**

(a) Includes $11.6 million of purchase price accounting for certain projects under development at the time of acquisition.
(b) For tax purpose, the purchase price allocation resulted in $154.9 million of deductible goodwill.

Acquisition-related costs were $2.7 million after-tax, expensed as incurred during 2022 and recorded in Operating and Maintenance on the Consolidated Statement of Income.

NOTE 6. EQUITY INVESTMENTS

Investment in ATC. Our wholly-owned subsidiary, ALLETE Transmission Holdings, owns approximately 8 percent of ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in portions of Wisconsin, Michigan, Minnesota and Illinois. We account for our investment in ATC under the equity method of accounting. In 2024, we invested $5.8 million in ATC. In total, we expect to invest approximately $18.3 million in 2025.

ALLETE's Investment in ATC

Year Ended December 31	2024	2023
Millions		
Equity Investment Beginning Balance	$179.7	$165.4
Cash Investments	5.8	8.2
Equity in ATC Earnings	26.5	23.1
Distributed ATC Earnings	(18.9)	(18.3)
Amortization of the Remeasurement of Deferred Income Taxes	1.3	1.3
Equity Investment Ending Balance	$194.4	$179.7

ATC Summarized Financial Data

Balance Sheet Data

As of December 31	2024	2023
Millions		
Current Assets	$126.6	$115.2
Non-Current Assets	6,792.6	6,337.0
Total Assets	$6,919.2	$6,452.2
Current Liabilities	$482.4	$495.9
Long-Term Debt	3,083.4	2,736.0
Other Non-Current Liabilities	545.0	585.2
Members' Equity	2,808.4	2,635.1
Total Liabilities and Members' Equity	$6,919.2	$6,452.2

Income Statement Data

Year Ended December 31	2024	2023	2022
Millions			
Revenue	$911.3	$818.9	$751.2
Operating Expense	442.3	407.6	381.5
Other Expense	137.8	131.7	122.9
Net Income	$331.2	$279.6	$246.8
ALLETE's Equity in Net Income	$26.5	$23.1	$19.3

ATC's authorized return on equity was 10.02 percent, or 10.52 percent including an incentive adder for participation in a regional transmission organization, based on a 2020 FERC order which is subject to various outstanding legal challenges related to the return on equity calculation and refund period ordered by the FERC. In August 2022, the U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the 2020 FERC order back to FERC. As a result of this decision, ATC recorded a reserve in the third quarter of 2022 for anticipated refunds to its customers for approximately $31 million of which our share was approximately $2.4 million pre-tax. On October 17, 2024, FERC ordered a return on equity of 9.98 percent, or 10.48 percent including an incentive adder for participation in a RTO, effective September 28, 2016.

In addition, the FERC issued a Notice of Proposed Rulemaking in April 2021 to limit the 50 basis point incentive adder for participation in a regional transmission organization to only the first three years of membership in such an organization. If this proposal is adopted, our equity in earnings from ATC would be reduced by approximately $1 million pre-tax annually.

NOTE 6. EQUITY INVESTMENTS (Continued)

Investment in Nobles 2. Our subsidiary, ALLETE South Wind, owns a 49 percent equity interest in Nobles 2, the entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota pursuant to a 20-year PPA with Minnesota Power. We account for our investment in Nobles 2 under the equity method of accounting.

ALLETE's Investment in Nobles 2

Millions	
Equity Investment Balance as of December 31, 2023	$151.5
Equity in Nobles 2 Earnings *(a)*	(1.5)
Distributed Nobles 2 Earnings	(4.3)
Equity Investment Balance as of December 31, 2024	$145.7

(a)   The Company also recorded net loss attributable to non-controlling interest of $11.7 million related to its investment in Nobles 2.

NOTE 7. FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. This category includes primarily equity securities.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities. This category includes deferred compensation and fixed income securities.

Level 3 — Significant inputs that are generally less observable from objective sources. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

NOTE 7. FAIR VALUE (Continued)

The following tables set forth by level within the fair value hierarchy, our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2024, and December 31, 2023. Each asset and liability is classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of these assets and liabilities and their placement within the fair value hierarchy levels. The estimated fair value of Cash and Cash Equivalents listed on the Consolidated Balance Sheet approximates the carrying amount and therefore is excluded from the recurring fair value measures in the following tables.

Recurring Fair Value Measures	Fair Value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Investments *(a)*				
Available-for-sale – Equity Securities	$8.6	—	—	$8.6
Available-for-sale – Corporate and Governmental Debt Securities *(b)*	—	$6.8	—	6.8
Cash Equivalents	8.5	—	—	8.5
Total Fair Value of Assets	$17.1	$6.8	—	$23.9
Liabilities:				
Deferred Compensation *(c)*	—	$21.1	—	$21.1
Total Fair Value of Liabilities	—	$21.1	—	$21.1

(a) *Included in Other Non-Current Assets on the Consolidated Balance Sheet.*
(b) *As of December 31, 2024, the aggregate amount of available-for-sale corporate and governmental debt securities maturing in one year or less was $2.0 million, in one year to less than three years was $2.8 million, in three years to less than five years was $1.5 million and in five or more years was $0.5 million.*
(c) *Included in Other Non-Current Liabilities on the Consolidated Balance Sheet.*

Recurring Fair Value Measures	Fair Value as of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Investments *(a)*				
Available-for-sale – Equity Securities	$8.7	—	—	$8.7
Available-for-sale – Corporate and Governmental Debt Securities	—	$6.0	—	6.0
Cash Equivalents	5.8	—	—	5.8
Total Fair Value of Assets	$14.5	$6.0	—	$20.5
Liabilities: *(b)*				
Deferred Compensation	—	$16.5	—	$16.5
Total Fair Value of Liabilities	—	$16.5	—	$16.5

(a) *Included in Other Non-Current Assets on the Consolidated Balance Sheet.*
(b) *Included in Other Non-Current Liabilities on the Consolidated Balance Sheet.*

The Company's policy is to recognize transfers in and transfers out of levels as of the actual date of the event or change in circumstances that caused the transfer. For the years ended December 31, 2024 and 2023, there were no transfers in or out of Levels 1, 2 or 3.

Fair Value of Financial Instruments. With the exception of the item listed in the following table, the estimated fair value of all financial instruments approximates the carrying amount. The fair value for the item listed in the following table was based on quoted market prices for the same or similar instruments (Level 2).

NOTE 7. FAIR VALUE (Continued)

Financial Instruments	Carrying Amount	Fair Value
Millions		
Short-Term and Long-Term Debt *(a)*		
December 31, 2024	$1,808.0	$1,668.0
December 31, 2023	$1,799.4	$1,670.6

(a)   Excludes unamortized debt issuance costs.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis. Non-financial assets such as equity method investments, goodwill, intangible assets, and property, plant and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized.

Equity Method Investments. The aggregate carrying amount of our equity investments was $340.1 million as of December 31, 2024 ($331.2 million as of December 31, 2023). The Company assesses our equity investments in ATC and Nobles 2 for impairment whenever events or changes in circumstances indicate that the carrying amount of our investments may not be recoverable. For the years ended December 31, 2024 and 2023, there were no indicators of impairment. (See Note 6. Equity Investments.)

Goodwill. The Company assesses the impairment of goodwill annually in the fourth quarter and whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The Company's goodwill is a result of the New Energy acquisition in 2022. (See Note 1. Operations and Significant Accounting Policies and Note 5. Acquisitions.) The aggregate carrying amount of goodwill was $154.9 million as of December 31, 2024.

Property, Plant and Equipment. The Company assesses the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of property, plant, and equipment assets may not be recoverable. (See Note 1. Operations and Significant Accounting Policies.) For the years ended December 31, 2024, and 2023, there was no impairment of property, plant, and equipment.

We believe that long-standing ratemaking practices approved by applicable state and federal regulatory commissions allow for the recovery of the remaining book value of retired plant assets. The MPUC order for Minnesota Power's 2015 IRP directed Minnesota Power to retire Boswell Units 1 and 2, which occurred in the fourth quarter of 2018. As part of the 2016 general retail rate case, the MPUC allowed recovery of the remaining book value of Boswell Units 1 and 2 through 2022. Minnesota Power's latest IRP, which was approved by the MPUC in an order dated January 9, 2023, includes ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Boswell Unit 3 and Unit 4 have a net book value of approximately $220 million and $395 million, respectively, as of December 31, 2024. (See Note 4. Regulatory Matters.) Minnesota Power also retired Taconite Harbor in the first quarter of 2023 consistent with its latest IRP. As part of the 2022 general retail rate case, the MPUC allowed recovery of the remaining book value of Taconite Harbor through 2026. We do not expect to record any impairment charge as a result of these operating changes at Taconite Harbor and Boswell. In addition, we expect to be able to continue depreciating these assets for at least their established remaining useful lives; however, we are unable to predict the impact of regulatory outcomes resulting in changes to their established remaining useful lives.

NOTE 8. SHORT-TERM AND LONG-TERM DEBT

Short-Term Debt. As of December 31, 2024, total short-term debt outstanding was $94.7 million ($111.4 million as of December 31, 2023), and consisted of long-term debt due within one year and included no unamortized debt issuance costs.

As of December 31, 2024, we had consolidated bank lines of credit aggregating to $362.0 million ($423.1 million as of December 31, 2023), most of which expire in January 2027. We had $16.2 million outstanding in standby letters of credit and $20.0 million outstanding draws under our lines of credit as of December 31, 2024 ($19.4 million in standby letters of credit and $34.1 million outstanding draws as of December 31, 2023).

Long-Term Debt. As of December 31, 2024, total long-term debt outstanding was $1,704.7 million ($1,679.9 million as of December 31, 2023) and included $8.6 million of unamortized debt issuance costs. The aggregate amount of long-term debt maturing in 2025 is $94.7 million; $80.2 million in 2026; $182.5 million in 2027; $55.8 million in 2028; $220.3 million in 2029; and $1,174.5 million thereafter. Substantially all of our regulated electric plant is subject to the lien of the mortgages collateralizing outstanding first mortgage bonds. The mortgages contain non-financial covenants customary in utility mortgages, including restrictions on our ability to incur liens, dispose of assets, and merge with other entities.

Minnesota Power is obligated to make financing payments for the Camp Ripley solar array totaling $1.4 million annually during the financing term, which expires in 2027. Minnesota Power has the option at the end of the financing term to renew for a two-year term, or to purchase the solar array for approximately $4 million. Minnesota Power anticipates exercising the purchase option when the term expires.

On April 23, 2024, ALLETE issued $100 million of its First Mortgage Bonds (Bonds) to certain institutional buyers in the private placement market. The Bonds, which bear interest at 5.72 percent, will mature on April 30, 2039 and pay interest semi-annually in April and October of each year, commencing on October 30, 2024. ALLETE has the option to prepay all or a portion of the Bonds at its discretion, subject to a make-whole provision. The Bonds are subject to additional terms and conditions which are customary for these types of transactions. Proceeds from the sale of the Bonds were used to refinance existing indebtedness and for general corporate purposes. The Bonds were sold in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, to institutional accredited investors.

On July 31, 2024, ALLETE issued a notice to the holders of its 2.65 percent senior notes due September 10, 2025, ("2025 Notes") regarding the Company's exercise of its option to prepay all of the issued and outstanding 2025 Notes. ALLETE prepaid all $150 million in aggregate principal amount of the 2025 Notes on September 5, 2024. The 2025 Notes were prepaid at 100 percent of their principal amount, plus accrued and unpaid interest.

On September 5, 2024, ALLETE issued and sold $150 million of senior unsecured notes ("Notes") to certain institutional buyers in the private placement market. The Notes were sold in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, to institutional accredited investors. Of the Notes issued and sold, $100 million of the Notes bear interest at a rate of 5.94 percent and mature on September 5, 2029, and $50 million of the Notes bear interest at a rate of 6.18 percent and mature on September 5, 2034. Interest on the Notes will be payable semi-annually on March 5 and September 5 of each year, commencing on March 5, 2025. The Company has the option to prepay all or a portion of the Notes at its discretion, subject to a make-whole provision. The Notes are subject to additional terms and conditions which are customary for these types of transactions. Proceeds from the sale of the Notes were used for refinancing of debt and general corporate purposes.

Pursuant to the Merger Agreement, we may incur certain forms of indebtedness only with the written consent of Alloy Parent. (See Note 15. Agreement and Plan of Merger.)

NOTE 8. SHORT-TERM AND LONG-TERM DEBT (Continued)
Long-Term Debt (Continued)

Long-Term Debt

As of December 31	2024	2023
Millions		
First Mortgage Bonds		
3.69% Series Due 2024	—	$60.0
4.90% Series Due 2025	$30.0	30.0
5.10% Series Due 2025	30.0	30.0
3.20% Series Due 2026	75.0	75.0
5.99% Series Due 2027	60.0	60.0
3.30% Series Due 2028	40.0	40.0
4.08% Series Due 2029	70.0	70.0
3.74% Series Due 2029	50.0	50.0
2.50% Series Due 2030	46.0	46.0
3.86% Series Due 2030	60.0	60.0
2.79% Series Due 2031	100.0	100.0
4.54% Series Due 2032	75.0	75.0
4.98% Series Due 2033	125.0	125.0
5.69% Series Due 2036	50.0	50.0
5.72% Series Due 2039	100.0	—
6.00% Series Due 2040	35.0	35.0
5.82% Series Due 2040	45.0	45.0
4.08% Series Due 2042	85.0	85.0
4.21% Series Due 2043	60.0	60.0
4.95% Series Due 2044	40.0	40.0
5.05% Series Due 2044	40.0	40.0
4.39% Series Due 2044	50.0	50.0
4.07% Series Due 2048	60.0	60.0
4.47% Series Due 2049	30.0	30.0
3.30% Series Due 2050	94.0	94.0
Armenia Mountain Senior Secured Notes 3.26% Due 2024	—	9.5
Industrial Development Variable Rate Demand Refunding Revenue Bonds Series 2006, Due 2025	27.8	27.8
Revolving Credit Facility Variable Rate Due 2027	20.0	—
Senior Unsecured Notes 2.65% Due 2025	—	150.0
Senior Unsecured Notes 3.11% Due 2027	80.0	80.0
Senior Unsecured Notes 5.94% Due 2029	100.0	—
Senior Unsecured Notes 6.18% Due 2034	50.0	—
SWL&P First Mortgage Bonds 4.15% Series Due 2028	15.0	15.0
SWL&P First Mortgage Bonds 4.14% Series Due 2048	12.0	12.0
Other Long-Term Debt, 2024 Weighted Average Rate 4.47% Due 2025 – 2051	53.2	95.1
Unamortized Debt Issuance Costs	(8.6)	(8.1)
Total Long-Term Debt	1,799.4	1,791.3
Less: Due Within One Year	94.7	111.4
Net Long-Term Debt	$1,704.7	$1,679.9

NOTE 8. SHORT-TERM AND LONG-TERM DEBT (Continued)
Long-Term Debt (Continued)

Financial Covenants. Our long-term debt arrangements contain customary covenants. In addition, our lines of credit and letters of credit supporting certain long-term debt arrangements contain financial covenants. Our compliance with financial covenants is not dependent on debt ratings. The most restrictive financial covenant requires ALLETE to maintain a ratio of indebtedness to total capitalization (as the amounts are calculated in accordance with the respective long-term debt arrangements) of less than or equal to 0.65 to 1.00, measured quarterly. As of December 31, 2024, our ratio was approximately 0.36 to 1.00. Failure to meet this covenant would give rise to an event of default if not cured after notice from the lender, in which event ALLETE may need to pursue alternative sources of funding. Some of ALLETE's debt arrangements contain "cross-default" provisions that would result in an event of default if there is a failure under other financing arrangements to meet payment terms or to observe other covenants that would result in an acceleration of payments due. ALLETE has no significant restrictions on its ability to pay dividends from retained earnings or net income; however, under the Merger Agreement, the Company has agreed not to declare or pay dividends except for quarterly cash dividends payable by us in respect of shares of our common stock on a schedule consistent with our past practices in an amount not to exceed 5 percent per share more than the dividend payable during the prior 12-month period, subject to certain other exceptions. (See Note 15. Agreement and Plan of Merger.) As of December 31, 2024, ALLETE was in compliance with its financial covenants.

NOTE 9. COMMITMENTS, GUARANTEES AND CONTINGENCIES

The following table details the estimated minimum payments for certain long-term commitments as of December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter
Millions						
Capital Purchase Obligations	$192.9	$37.4	$91.8	$59.8	$5.6	$13.7
Easements *(a)*	$27.2	$8.3	$8.4	$8.5	$8.5	$212.0
PPAs *(b)*	$134.6	$136.0	$130.1	$133.3	$134.1	$797.3
Other Purchase Obligations *(c)*	$31.8	$9.6	$10.3	—	—	—

(a) Easement obligations represent the minimum payments for our land easement agreements at our wind energy facilities.
(b) Does not include the Oliver Wind I, Oliver Wind II or Nobles 2 PPAs, as Minnesota Power only pays for energy as it is delivered. (See Power Purchase Agreements.)
(c) Consists of long-term service agreements for wind energy facilities and minimum purchase commitments under coal and rail contracts.

Power Purchase and Sales Agreements. Our long-term PPAs have been evaluated under the accounting guidance for variable interest entities. We have determined that either we have no variable interest in the PPAs, or where we do have variable interests, we are not the primary beneficiary; therefore, consolidation is not required. These conclusions are based on the fact that we do not have both control over activities that are most significant to the entity and an obligation to absorb losses or receive benefits from the entity's performance. Our financial exposure relating to these PPAs is limited to our capacity and energy payments.

These agreements have also been evaluated under the accounting guidance for derivatives. We have determined that either these agreements are not derivatives, or, if they are derivatives, these agreements qualify for the normal purchases and normal sales exception to derivative accounting guidance; therefore, derivative accounting is not required.

Square Butte PPA. Minnesota Power has a PPA with Square Butte that extends through 2026 (Agreement). Minnesota Power is obligated to pay its pro rata share of Square Butte's costs based on its entitlement to the output of Square Butte's 455 MW coal fired generating unit. Minnesota Power's output entitlement under the Agreement is 50 percent for the remainder of the Agreement, subject to the provisions of the Minnkota Power PSA described in the following table. Minnesota Power's payment obligation will be suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's costs consist primarily of debt service, operating and maintenance, depreciation and fuel expenses. As of December 31, 2024, Square Butte had total debt outstanding of $168.9 million. Annual debt service for Square Butte is expected to be approximately $30.6 million in 2025 and $32.1 million in 2026 of which Minnesota Power's obligation is 50 percent. Fuel expenses are recoverable through Minnesota Power's fuel adjustment clause and include the cost of coal purchased from BNI Energy under a long-term contract.

NOTE 9. COMMITMENTS, GUARANTEES AND CONTINGENCIES (Continued)
Power Purchase and Sales Agreements (Continued)

Minnesota Power's cost of power purchased from Square Butte during 2024 was $87.7 million ($86.2 million in 2023; $82.7 million in 2022). This reflects Minnesota Power's pro rata share of total Square Butte costs based on the 50 percent output entitlement. Included in this amount was Minnesota Power's pro rata share of interest expense of $4.9 million in 2024 ($5.5 million in 2023; $5.1 million in 2022). Minnesota Power's payments to Square Butte are approved as a purchased power expense for ratemaking purposes by both the MPUC and the FERC.

Minnesota Power has also entered into the following long-term PPAs for the purchase of capacity and energy as of December 31, 2024:

Counterparty	Quantity	Product	Commencement	Expiration	Pricing
PPAs					
Calpine Corporation	25 MW	Capacity	June 2019	May 2026	Fixed
Manitoba Hydro					
PPA 1	250 MW	Capacity / Energy	June 2020	May 2035	*(a)*
PPA 2	133 MW	Energy	June 2020	June 2040	Forward Market Prices
Nobles 2	250 MW	Capacity / Energy	December 2020	December 2040	Fixed
Oliver Wind I	*(b)*	Energy	December 2006	December 2040	Fixed
Oliver Wind II	*(b)*	Energy	December 2007	December 2040	Fixed

(a) The capacity price was adjusted annually until 2020 by the change in a governmental inflationary index. The energy price is based on a formula that includes an annual fixed component adjusted for the change in a governmental inflationary index and a natural gas index, as well as market prices.
(b) The PPAs provide for the purchase of all output from the 50 MW Oliver Wind I and 48 MW Oliver Wind II wind energy facilities.

Minnesota Power has also entered into the following long-term PSAs for the sale of capacity and energy as of December 31, 2024:

Counterparty	Quantity	Product	Commencement	Expiration	Pricing
PSAs					
Basin					
PSA 1	*(a)*	Capacity	June 2022	May 2025	Fixed
PSA 2	100 MW	Capacity	June 2025	May 2028	Fixed
Great River Energy	100 MW	Capacity	June 2022	May 2025	Fixed
Minnkota Power	*(b)*	Capacity / Energy	June 2014	December 2026	*(b)*
Oconto Electric Cooperative	25 MW	Capacity / Energy	January 2019	May 2026	Fixed
Silver Bay Power	*(c)*	Energy	January 2017	December 2031	*(d)*

(a) The agreement provided for 75 MW of capacity from June 1, 2022, through May 31, 2023, and increased to 125 MW of capacity from June 1, 2023, through May 31, 2025.
(b) Minnesota Power is selling a portion of its entitlement from Square Butte to Minnkota Power, resulting in Minnkota Power's net entitlement increasing and Minnesota Power's net entitlement decreasing until Minnesota Power's share is eliminated at the end of 2025. Of Minnesota Power's 50 percent output entitlement, it sold to Minnkota Power approximately 41 percent in 2024 (37 percent in 2023 and 32 percent in 2022). (See Square Butte PPA.)
(c) Silver Bay Power supplies approximately 90 MW of load to Northshore Mining, an affiliate of Silver Bay Power.
(d) The energy pricing escalates at a fixed rate annually and is adjusted for changes in a natural gas index.

Coal, Rail and Shipping Contracts. Minnesota Power has coal supply agreements providing for the purchase of a significant portion of its coal requirements through December 2027. Minnesota Power also has coal transportation agreements in place for the delivery of a significant portion of its coal requirements through December 2027. The costs of fuel and related transportation costs for Minnesota Power's generation are recoverable from Minnesota Power's utility customers through the fuel adjustment clause.

NOTE 9. COMMITMENTS, GUARANTEES AND CONTINGENCIES (Continued)
Environmental Matters.

Our businesses are subject to regulation of environmental matters by various federal, state, and local authorities. A number of regulatory changes to the Clean Air Act, the Clean Water Act and various waste management requirements have been promulgated by both the EPA and state authorities over the past several years. Minnesota Power's facilities are subject to additional requirements under many of these regulations. Minnesota Power is reshaping its generation portfolio, over time, to reduce its reliance on coal, has installed cost-effective emission control technology, and advocates for sound science and policy during rulemaking implementation.

We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits have been obtained. We anticipate that with many state and federal environmental regulations and requirements finalized, or to be finalized in the near future, potential expenditures for future environmental matters may be material and require significant capital investments. Minnesota Power has evaluated various environmental compliance scenarios using possible outcomes of environmental regulations to project power supply trends and impacts on customers.

We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. Accruals are adjusted as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the Consolidated Balance Sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are expensed unless recoverable in rates from customers.

Air. The electric utility industry is regulated both at the federal and state level to address air emissions. Minnesota Power's thermal generating facilities mainly burn low-sulfur western sub-bituminous coal, as well as natural gas and biomass. All of Minnesota Power's coal-fired generating facilities are equipped with pollution control equipment such as scrubbers, baghouses and low NO_X technologies. Under currently applicable environmental regulations, these facilities are substantially compliant with emission requirements.

Cross-State Air Pollution Rule (CSAPR). The CSAPR requires certain states in the eastern half of the U.S., including Minnesota, to reduce power plant emissions that contribute to ozone or fine particulate pollution in other states. The CSAPR does not require installation of controls but does require facilities have sufficient allowances to cover their emissions on an annual basis. These allowances are allocated to facilities from each state's annual budget and can be bought and sold. Based on our review of the NO_X and SO_2 allowances issued and pending issuance as well as consideration of current rules, we currently expect generation levels and emission rates will result in continued compliance with the CSAPR. Minnesota Power will continue to monitor ongoing CSAPR rulemakings and compliance implementation, including the EPA's Good Neighbor Rule which modifies certain aspects of the CSAPR's program scope and extent (see *EPA Good Neighbor Plan for 2015 Ozone NAAQS*).

National Ambient Air Quality Standards (NAAQS). The EPA is required to review each NAAQS every five years. If the EPA determines that a state's air quality is not in compliance with the NAAQS, the state is required to adopt plans describing how it will reduce emissions to attain the NAAQS. Minnesota Power actively monitors NAAQS developments, and the EPA has recently reassessed several primary and secondary NAAQS for NOx, SO_2, and particulate matter. Implementation of the EPA's February 2024 final rule lowering the annual primary standard for fine particulate matter began on May 6, 2024. On December 27, 2024, the EPA published a final rule in the Federal Register revising the secondary SO_2 NAAQS while retaining the NO_X and particulate matter secondary standards, with a final rule effective date of January 27, 2025. Anticipated timelines and compliance costs related to this and other potential NAAQS revisions cannot yet be estimated but costs could be material. Minnesota Power would seek recovery of additional costs through a rate proceeding.

EPA Good Neighbor Plan for 2015 Ozone NAAQS. On June 5, 2023, after disapproving state implementation plans, the EPA published a final Federal Implementation Plan (FIP) rule in the Federal Register, the Good Neighbor Plan, to address regional ozone transport for the 2015 Ozone NAAQS by reducing NO_X emissions during the period of May 1 through September 30 (ozone season). In its justification for the final rule, the EPA asserted that 23 states, including Minnesota, were modeled as significant contributors to downwind states' challenges in attaining or maintaining ozone NAAQS compliance within their state borders. The Good Neighbor Plan is designed to resolve this interstate transport issue by implementing a variety of NO_X reduction strategies, including federal implementation plan requirements, NO_X emission limitations, and ozone season allowance program requirements. The final rule imposed restrictions on fossil-fuel fired power plants in 22 states and on certain industrial sources in 20 states, with implementation occurring through changes to the existing CSAPR program for power plants.

Since the EPA partially disapproved the Good Neighbor State Implementation Plans (SIPs) for the states of Minnesota and Wisconsin, among others, Minnesota became subject to the final Good Neighbor Plan. However, Minnesota Power and a coalition of other Minnesota utilities and industry (the parties) co-filed challenges to the EPA's final Minnesota SIP disapproval, submitting a petition for reconsideration and stay to the EPA, and a petition for judicial review to the Eighth Circuit Court. The parties are challenging and requesting reconsideration of certain technical components of the EPA's review and subsequent partial disapproval of the state of Minnesota's SIP. On July 5, 2023, the Eighth Circuit Court granted a stay of the SIP disapproval preventing the Good Neighbor Plan from taking effect in Minnesota; oral arguments occurred on October 22, 2024. On April 4, 2024, the EPA published a partial denial of several administrative reconsideration and stay petitions, including from the Minnesota coalition. On September 29, 2023, the EPA issued an updated final interim rule addressing the stays in Minnesota and five other states, formally delaying the effective date of the final FIP for states with active stays in place. The state of Minnesota therefore did not become subject to compliance obligations for the 2023 or 2024 ozone seasons.

Future compliance obligations will depend on resolution of the stay and outcomes of related litigation. Additional challenges have been filed against the final FIP rule by the Minnesota coalition parties and other entities, although the Minnesota coalition FIP challenge is currently in abeyance pending resolution of the SIP disapproval case. On June 27, 2024, the U.S. Supreme Court granted an emergency stay of the FIP rule requested by several states and industry groups, staying enforcement pending the D.C. Circuit's review and any petition for writ of certiorari. In response to the U.S. Supreme Court's stay order, the EPA published a third interim rule in the Federal Register on November 6, 2024, staying the effectiveness of the Good Neighbor FIP in the 10 remaining covered states, including Wisconsin. Anticipated timelines and compliance costs related to final Good Neighbor Plan compliance cannot yet be estimated due to uncertainties about SIP approval resolution, implementation timing, FIP rule outcome, and allowance costs and facility emissions during the ozone season. However, the costs could be material, including costs of additional NOx controls, emission allowance program participation, or operational changes, if any are required. Minnesota Power would seek recovery of additional costs through a rate proceeding.

EPA National Emission Standards for Hazardous Air Pollutants for Major Sources: Industrial, Commercial and Institutional Boilers and Process Heaters (Industrial Boiler MACT) Rule. A final rule issued by the EPA for Industrial Boiler MACT became effective in 2013 with compliance required at major existing sources in 2016, which applied to Minnesota Power's Hibbard Renewable Energy Center and Rapids Energy Center. Compliance consisted largely of adjustments to fuels and operating practices and compliance costs were not material. After this initial rulemaking, litigation from 2016 through 2018 resulted in court orders directing that the EPA reconsider certain aspects of the regulation. A final rule incorporating these revisions became effective in December 2022, with a compliance deadline of October 6, 2025. Compliance costs are not expected to be material.

EPA Mercury and Air Toxics Standards (MATS) Rule. On April 25, 2024, the EPA published a final rule to revise the existing 2012 MATS Rule, which regulates air emissions of hazardous air pollutants from coal- and oil-fired electric generating units (EGUs). The final rule eliminates certain MATS compliance flexibility, lowers the particulate emission standard for all coal-fired EGUs, and reduces the mercury emission standard for lignite-fired EGUs. The rule became effective July 8, 2024, with compliance required beginning July 6, 2027. The MATS regulation applies at Minnesota Power's Boswell facility, which is currently well-controlled for these emissions and already complying with some of the new requirements. The Company anticipates the new rule will not have material impacts at Boswell. However, compliance costs cannot yet be fully estimated, and recovery of any additional costs would be sought through a rate proceeding. Litigation against the EPA's latest MATS Rule revision from a number of U.S. states as well as several companies and industry groups is ongoing. Motions to stay the rule were denied by the U.S. Court of Appeals for the D.C. Circuit on August 6, 2024, and the U.S. Supreme Court on October 4, 2024.

Climate Change. The scientific community generally accepts that emissions of GHGs are linked to global climate change which creates physical and financial risks. Physical risks could include but are not limited to: increased or decreased precipitation and water levels in lakes and rivers; increased or other changes in temperatures; increased risk of wildfires; and changes in the intensity and frequency of extreme weather events. These all have the potential to affect the Company's business and operations. We are addressing climate change by taking the following steps that also ensure reliable and environmentally compliant generation resources to meet our customers' requirements:

- Expanding renewable power supply for both our operations and the operations of others;
- Providing energy conservation initiatives for our customers and engaging in other demand side management efforts;
- Improving efficiency of our generating facilities;
- Supporting research of technologies to reduce carbon emissions from generating facilities and carbon sequestration efforts;
- Evaluating and developing less carbon intensive future generating assets such as efficient and flexible natural gas-fired generating facilities;
- Managing vegetation on right-of-way corridors to reduce potential wildfire or storm damage risks; and
- Practicing sound forestry management in our service territories to create landscapes more resilient to disruption from climate-related changes, including planting and managing long-lived conifer species.

EPA Regulation of GHG Emissions. On April 25, 2024, the EPA issued several final greenhouse gas regulations to establish emissions standards and guidelines for fossil fuel-fired electric generating units (EGUs) under Section 111 of the Clean Air Act (CAA). The final rules revise new source performance standards (NSPS) for new, modified and reconstructed EGUs (Section 111(b) of the CAA) and creates new emission guidelines for existing EGUs (Section 111(d) of the CAA). The action also officially repeals the predecessor regulation "Affordable Clean Energy Rule", first issued in 2019 and later vacated in 2021. Compliance will be required beginning January 1, 2030, for existing sources, and upon commencing operation of new units. The 111(d) rule also requires states to submit plans to provide for the establishment, implementation and enforcement of performance standards for existing sources. States must submit either a state plan or negative declaration letter to the EPA by May 11, 2026.

The final Section 111 rules apply to several Company assets, including existing EGUs at the Boswell and Laskin facilities as well as the proposed combined cycle natural gas-fired generating facility, Nemadji Trail Energy Center. The Company anticipates compliance with the rules may require operational or planning adjustments. The state implementation plan process for Section 111(d) existing units will also be a factor in determining specific requirements and timing. We are unable to predict compliance costs at this time; however, the costs could be material. Minnesota Power would seek recovery of additional costs through a rate proceeding. The Company is also monitoring litigation of the final Section 111 rules, which began when the rules were published in the Federal Register on May 9, 2024, and continues in federal court. Both the D.C. Circuit and the U.S. Supreme Court have declined requests to block the rule from becoming effective while litigation is ongoing. Oral arguments in the D.C. Circuit occurred on December 6, 2024, with a merits decision currently expected by mid-2025. Outcomes from ongoing litigation may impact both the timing of rule effectiveness and the ultimate compliance obligations required by the rule.

NOTE 9. COMMITMENTS, GUARANTEES AND CONTINGENCIES (Continued)
Environmental Matters (Continued)

Water. The Clean Water Act requires NPDES permits be obtained from the EPA or delegated state agencies for any wastewater discharged into navigable waters. We have obtained all necessary NPDES permits, including NPDES storm water permits for applicable facilities, to conduct our operations.

Steam Electric Power Generating Effluent Limitations Guidelines. In 2015, the EPA issued revised federal effluent limitation guidelines (ELG) for steam electric power generating stations under the Clean Water Act. It set effluent limits and prescribed Best Available Control Technology (BACT) for several wastewater streams, including flue gas desulphurization (FGD) water, bottom ash transport water and coal combustion landfill leachate. In October 2020, the EPA published a final ELG Rule allowing re-use of bottom ash transport water in FGD scrubber systems with limited discharges related to maintaining system water balance. The rule set technology standards and numerical pollutant limits for discharges of bottom ash transport water and FGD wastewater. Compliance deadlines depend on subcategory, with compliance generally required as soon as possible, beginning after October 13, 2021, but no later than December 31, 2025, or December 31, 2028, in some specific cases.

On May 9, 2024, the EPA finalized revisions to the 2020 ELG rule. The final rule establishes zero discharge limitations for bottom ash transport water, FGD wastewater, and combustion residual leachate. A definition for legacy wastewater was established, with deferral to state permit programs for setting discharge limits based on best professional judgment. The rule maintains exemptions for units permanently ceasing coal combustion by 2028 and adds a new subcategory for units that are retiring by 2032 and have already complied with either the 2015 or 2020 ELG rules. Additionally, the rule establishes mercury and arsenic limitations for functionally equivalent discharges of leachate via groundwater to surface water. Compliance deadlines are determined by the applicable state permitting authority through permit incorporation as soon as July 8, 2024, but no later than December 31, 2029.

Bottom ash transport and FGD wastewater ELGs are not expected to have a significant impact on Minnesota Power operations. Zero leachate discharge requirements have the potential to impact dewatering associated with the closed Taconite Harbor dry ash landfill. New limitations for arsenic and mercury related to functionally equivalent (groundwater to surface water) discharges are not currently anticipated to impact Minnesota Power facilities.

We estimate no additional material compliance costs for ELG bottom ash water and FGD requirements. Compliance costs we might incur related to other ELG waste streams (e.g., leachate) or other potential future water discharge regulations at Minnesota Power facilities cannot be estimated; however, the costs could be material, including costs associated with wastewater treatment and re-use. Minnesota Power would seek recovery of additional costs through a rate proceeding.

Permitted Water Discharges – Sulfate. In 2017, the MPCA released a draft water quality standard in an attempt to update Minnesota's existing 10 mg/L sulfate limit for waters used for the production of wild rice with the proposed rulemaking heard before an administrative law judge (ALJ). In 2018, the ALJ rejected significant portions of the proposed rulemaking and the MPCA subsequently withdrew the rulemaking. The existing 10 mg/L limit remains in place, but the MPCA is currently prohibited under state law from listing wild rice waters as impaired or requiring sulfate reduction technology.

The federal Clean Water Act requires the MPCA to update the state's impaired water list every two years. Beginning in 2021 through the latest release approved by the EPA in April 2024, this list now includes Minnesota lakes and streams identified as wild rice waters that are listed for sulfate impairment. The list could subsequently be used to set sulfate limits in discharge permits for power generation facilities and municipal and industrial customers, including paper and pulp facilities, and mining operations. At this time, we are unable to determine the specific impacts these developments may have on Minnesota Power operations or its customers, if any. Minnesota Power would seek recovery of additional costs through a rate proceeding.

NOTE 9. COMMITMENTS, GUARANTEES AND CONTINGENCIES (Continued)
Environmental Matters (Continued)

Solid and Hazardous Waste. The Resource Conservation and Recovery Act of 1976 regulates the management and disposal of solid and hazardous wastes. We are required to notify the EPA of hazardous waste activity and, consequently, routinely submit reports to the EPA.

Coal Ash Management Facilities. Minnesota Power produces the majority of its coal ash at Boswell, with small amounts of ash generated at Hibbard Renewable Energy Center. Ash storage and disposal methods include storing ash in clay-lined onsite impoundments (ash ponds), disposing of dry ash in a lined dry ash landfill, applying ash to land as an approved beneficial use, and trucking ash to state permitted landfills.

Boswell Ash Wastewater Spill. On August 12, 2024, Minnesota Power received a Notice of Violation (NOV) from the MPCA, related to the spill at Boswell from a pipeline carrying ash wastewater from an inactive onsite storage pond to Blackwater Creek, which the Company reported on July 16, 2024. Minnesota Power responded to the MPCA NOV, clarifying certain statements made by the MPCA, as well as providing a written report and required plans. We are awaiting a proposed Stipulation Agreement from the MPCA. Minnesota Power continues to work with state and federal agencies to evaluate and mitigate the impacts from this event. We are unable to predict the mitigation or other costs related to the ash wastewater spill at this time; however, the costs could be material.

Coal Combustion Residuals from Electric Utilities (CCR). In 2015, the EPA published a final rule (2015 Rule) regulating CCR as nonhazardous waste under Subtitle D of the Resource Conservation and Recovery Act (RCRA) in the Federal Register. The rule included additional requirements for new landfill and impoundment construction as well as closure activities related to certain existing impoundments. Costs of compliance for Boswell and Laskin are expected to be incurred primarily over the next 12 years and be between approximately $65 million and $120 million. Compliance costs for CCR at Taconite Harbor are not expected to be material. Minnesota Power would seek recovery of additional costs through a rate proceeding.

Minnesota Power continues to work on minimizing compliance costs through evaluation of beneficial re-use and recycling of CCR. In 2018, a U.S. District Court for the District of Columbia decision vacated specific provisions of the CCR rule, which resulted in a change to the status of existing clay-lined impoundments at Boswell being considered unlined. In September 2020, the EPA finalized the CCR Part A Rule, which required all unlined impoundments to cease disposal and initiate closure. Upon completion of dry ash conversion activities, Boswell ceased disposal in both impoundments in September 2022. Both impoundments are now inactive and have initiated closure.

On May 8, 2024, the EPA's final CCR Legacy Impoundment Rule was published in the Federal Register. The final rule expands the scope of units regulated under the CCR rule to include legacy ponds (inactive surface impoundments at inactive facilities) and creates a new category of units called CCR management units (CCRMU), which includes inactive and closed impoundments and landfills as well as other non-containerized accumulations of CCR. The final rule requires all regulated generating facilities to evaluate and identify past deposits of CCR materials on their sites and close or re-close existing CCR units to meet current closure standards, as well as install groundwater monitoring systems, conduct groundwater monitoring, and implement groundwater corrective actions as necessary. The Final Rule requires a Facility Evaluation Report by February 2027, which will identify regulated units and applicable requirements. Additionally, the EPA finalized portions of the proposed CCR Part B Rule, which allows CCR units to certify closure while conducting groundwater remediation activities. Impacts to previously closed CCR units at Boswell and Laskin are anticipated. Compliance costs for Minnesota Power's Boswell and Laskin facilities are estimated to be between approximately $50 million and $85 million and are expected to be incurred over the next 10 years based on our preliminary assessment. These estimates may be revised as Minnesota Power completes the required facility evaluations. Minnesota Power is expected to seek recovery of these costs through a rate proceeding.

Additionally, the EPA released a proposed CCR Part B rulemaking in February 2020 addressing options for beneficial reuse of CCR materials, alternative liner demonstrations and other CCR regulatory revisions. Portions of the Part B rule addressing alternative liner equivalency standards were finalized in November 2020. A final rule establishing the remaining CCR beneficial reuse requirements is expected but has been moved to EPA's long term rulemakings, without a publication target date currently. According to its latest Unified Agenda, the EPA had planned to publish the final CCR federal permit rule implementing a permitting program for tribal lands and nonparticipating states in December 2024, but that did not occur.

NOTE 9. COMMITMENTS, GUARANTEES AND CONTINGENCIES (Continued)
Other Environmental Matters

Manufactured Gas Plant Site. SWL&P has completed a portion of the remediation activities at a former manufactured gas plant site located in Superior, Wisconsin, and formerly operated by SWL&P. We continue working with the Wisconsin Department of Natural Resources on the remaining remediation at the site and surrounding properties. As of December 31, 2024, SWL&P has recorded a liability of approximately $0.3 million for remediation costs at this site. SWL&P has recorded the recovery of the remediation costs associated with the site as a regulatory asset as we expect recovery of these costs to be allowed by the PSCW.

Other Matters

We have multiple credit facility agreements in place that provide the ability to issue standby letters of credit to satisfy our contractual security requirements across our businesses. As of December 31, 2024, we had $134.7 million of outstanding letters of credit issued, including those issued under our revolving credit facility, and $122.2 million in outstanding surety bonds. We do not believe it is likely that any of these outstanding letters of credit will be drawn upon.

In 2024, under the tax credit transferability provision of the Inflation Reduction Act, we entered into agreements with third parties to sell a portion of our renewable tax credits. ALLETE has indemnified the parties for the value of renewable tax credits sold to date of approximately $64.3 million.

Regulated Operations. As of December 31, 2024, we had $23.3 million outstanding in standby letters of credit and surety bonds at our Regulated Operations which are pledged as security to MISO, the NDPSC and a state agency.

ALLETE Clean Energy. ALLETE Clean Energy is party to PSAs that expire in various years between 2027 and 2039. As of December 31, 2024, ALLETE Clean Energy has $94.5 million outstanding in standby letters of credit and surety bonds, the majority of which are pledged as security under these PSAs.

Corporate and Other.

BNI Energy. As of December 31, 2024, BNI Energy had surety bonds outstanding of $88.8 million related to the reclamation liability for closing costs associated with its mine and mine facilities. Although its coal supply agreements obligate the customers to provide for the closing costs, additional assurance is required by federal and state regulations. BNI Energy's total reclamation liability is currently estimated at $82.1 million. BNI Energy does not believe it is likely that any of these outstanding surety bonds will be drawn upon.

Investment in Nobles 2. Nobles 2 wind energy facility requires standby letters of credit as security for certain contractual obligations. As of December 31, 2024, ALLETE South Wind has $10.1 million outstanding in standby letters of credit, related to our portion of the security requirements relative to our ownership in Nobles 2.

South Shore Energy. As of December 31, 2024, South Shore Energy had $29.7 million outstanding in standby letters of credit pledged as security in connection with the development of NTEC.

New Energy. As of December 31, 2024, New Energy had $10.4 million outstanding in standby letters of credit related to the development of renewable energy projects.

ALLETE Properties. As of December 31, 2024, ALLETE Properties had surety bonds outstanding to governmental entities totaling $2.0 million primarily related to development and maintenance obligations for various projects. The estimated cost of the remaining development work is $1.0 million. ALLETE Properties does not believe it is likely that any of these outstanding surety bonds will be drawn upon.

Community Development District Obligations. In 2005, the Town Center District issued $26.4 million of tax-exempt, 6.0 percent capital improvement revenue bonds. The capital improvement revenue bonds are payable over 31 years (by May 1, 2036) and are secured by special assessments on the benefited land. To the extent that ALLETE Properties still owns land at the time of the assessment, it will incur the cost of its portion of these assessments, based upon its ownership of benefited property.

As of December 31, 2024, we owned 32 percent of the assessable land in the Town Center District (33 percent as of December 31, 2023). As of December 31, 2024, ownership levels, our annual assessments related to capital improvement and special assessment bonds for the ALLETE Properties project within the district is approximately $0.7 million. As we sell property at this project, the obligation to pay special assessments will pass to the new landowners. In accordance with accounting guidance, these bonds are not reflected as debt on our Consolidated Balance Sheet.

Legal Proceedings.

We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, and compliance with regulations, rate base and cost of service issues, among other things. We do not expect the outcome of these matters to have a material effect on our financial position, results of operations or cash flows.

Arbitration Proceeding. In the first quarter of 2023, an ALLETE Clean Energy subsidiary initiated arbitration proceedings seeking damages against a counterparty for non-performance under a contract. Arbitration hearings were held in June and July 2023, and a final arbitration ruling was issued in favor of ALLETE Clean Energy's subsidiary in September 2023. The final arbitration ruling awarded $68.3 million to ALLETE Clean Energy's subsidiary, which included prejudgment interest of $5.1 million, recovery of $3.6 million of arbitration-related costs, and resulted in the recognition of a $58.4 million pre-tax gain in the third quarter of 2023. The arbitration ruling also resulted in the receipt of approximately $60 million of cash, net of distribution to non-controlling interest, in the third quarter of 2023.

Merger-related Complaints. Three complaints have been filed against ALLETE and its directors. The first was filed on July 1, 2024, in the U.S. District Court for the Southern District of New York, alleging violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, disclosure deficiency in the Preliminary Proxy, and seeking to enjoin the transaction until certain disclosures are corrected. On September 3, 2024, that complaint was voluntarily dismissed without prejudice. Two additional complaints were filed on August 6, 2024, and August 7, 2024, in the New York State Supreme Court, alleging negligent misrepresentation and negligence related to alleged deficiencies in the Preliminary Proxy. Those complaints have not been served on any defendant. The Company believes that the remaining complaints are without merit.

NOTE 10. COMMON STOCK AND EARNINGS PER SHARE

Summary of Common Stock	Shares Thousands	Equity Millions
Balance as of December 31, 2021	53,220	$1,536.7
Employee Stock Purchase Plan	11	0.9
Invest Direct	244	14.9
Share-Based Compensation	82	5.3
Equity Issuance	3,680	223.7
Balance as of December 31, 2022	57,237	1,781.5
Employee Stock Purchase Plan	16	0.8
Invest Direct	232	13.3
Share-Based Compensation	76	8.1
Balance as of December 31, 2023	57,561	1,803.7
Employee Stock Purchase Plan	16	0.9
Invest Direct	197	12.4
Share-Based Compensation	108	6.2
Balance as of December 31, 2024	57,882	$1,823.2

Equity Issuance Program. We entered into a distribution agreement with Lampert Capital Markets, in 2008, as amended most recently in 2020, with respect to the issuance and sale of up to an aggregate of 13.6 million shares of our common stock, without par value, of which 2.1 million shares remain available for issuance as of December 31, 2024. For the year ended December 31, 2024, no shares of common stock were issued under this agreement (none in 2023; none in 2022). On April 5, 2022, ALLETE issued and sold approximately 3.7 million shares of ALLETE common stock. Net proceeds of approximately $224 million were received from the sale of shares. Proceeds were used primarily to fund the acquisition of New Energy and capital investments at ALLETE Clean Energy.

Earnings Per Share. We compute basic earnings per share using the weighted average number of shares of common stock outstanding during each period. The difference between basic and diluted earnings per share, if any, arises from non-vested restricted stock units and performance share awards granted under our Executive Long-Term Incentive Compensation Plan.

Reconciliation of Basic and Diluted Earnings Per Share Year Ended December 31	Basic	Dilutive Securities	Diluted
Millions Except Per Share Amounts			
2024			
Net Income Attributable to ALLETE	$179.3		$179.3
Average Common Shares	57.7	0.1	57.8
Earnings Per Share	$3.11		$3.10
2023			
Net Income Attributable to ALLETE	$247.1		$247.1
Average Common Shares	57.3	0.1	57.4
Earnings Per Share	$4.31		$4.30
2022			
Net Income Attributable to ALLETE	$189.3		$189.3
Average Common Shares	55.9	0.1	56.0
Earnings Per Share	$3.38		$3.38

NOTE 11. INCOME TAX EXPENSE

Income Tax Expense

Year Ended December 31	2024	2023	2022
Millions			
Current Income Tax Expense *(a)*			
Federal	$8.4	$9.4	$1.2
State	12.1	0.9	6.1
Total Current Income Tax Expense	$20.5	$10.3	$7.3
Deferred Income Tax Expense (Benefit)			
Federal *(b)*	$(20.1)	$(6.0)	$(32.8)
State *(c)*	5.0	24.0	(5.2)
Investment Tax Credit Amortization	(0.7)	(0.4)	(0.5)
Total Deferred Income Tax Expense (Benefit)	$(15.8)	$17.6	$(38.5)
Total Income Tax Expense (Benefit)	$4.7	$27.9	$(31.2)

(a) For the years ended December 31, 2024, the federal current tax expense was partially offset by tax credits. For the years ended December 31, 2023 and 2022, the federal current tax expense was partially offset by tax credits and NOLs.

(b) The federal deferred income tax benefit is primarily due to tax credits. For the year ended December 31, 2023, the federal deferred income tax benefit was partially offset by deferred partnership income.

(c) For the year ended December 31, 2022, the state impact includes the benefit of deferred repricing as a result of the New Energy acquisition.

Reconciliation of Taxes from Federal Statutory

Rate to Total Income Tax Expense

Year Ended December 31	2024	2023	2022
Millions			
Income Before Non-Controlling Interest and Income Taxes	$126.4	$206.8	$100.1
Statutory Federal Income Tax Rate	21 %	21 %	21 %
Income Taxes Computed at Statutory Federal Rate	$26.5	$43.4	$21.0
Increase (Decrease) in Tax Due to:			
State Income Taxes – Net of Federal Income Tax Benefit	13.5	19.7	8.6
Deferred Revaluation – Net of Federal Income Tax Benefit	—	—	(7.9)
Production Tax Credits *(a)*	(32.4)	(31.6)	(50.7)
Investment Tax Credits *(a)*	(4.8)	(5.8)	(4.1)
Regulatory Differences – Excess Deferred Tax Benefit	(9.9)	(9.9)	(9.1)
Non-Controlling Interest	11.0	13.3	11.2
AFUDC - Equity	(1.5)	(1.3)	(1.1)
Transaction Costs	4.7	—	—
Other	(2.4)	0.1	0.9
Total Income Tax Expense (Benefit)	$4.7	$27.9	$(31.2)

(a) For the years ended December 31, 2023 and 2024, the credits are presented net of any estimated discount on the sale of certain credits.

The effective tax rate was an expense of 3.7 percent for 2024 (expense of 13.5 percent for 2023; benefit of 31.2 percent for 2022). The 2024, 2023 and 2022 effective tax rates were primarily impacted by tax credits and non-controlling interests in subsidiaries.

NOTE 11. INCOME TAX EXPENSE (Continued)

Deferred Income Tax Assets and Liabilities

As of December 31	2024	2023
Millions		
Deferred Income Tax Assets		
Deferred Gain - Land Sales	$16.5	$8.3
Employee Benefits and Compensation	20.5	29.3
Property-Related	52.0	58.1
NOL Carryforwards	10.6	13.0
Tax Credit Carryforwards	486.9	557.4
Power Sales Agreements	7.3	9.0
Regulatory Liabilities	84.0	89.0
Other	4.2	0.6
Gross Deferred Income Tax Assets	682.0	764.7
Deferred Income Tax Asset Valuation Allowance	(44.9)	(58.0)
Total Deferred Income Tax Assets	$637.1	$706.7
Deferred Income Tax Liabilities		
Deferred Gain	$7.1	$7.9
Property-Related	619.7	632.0
Regulatory Asset for Benefit Obligations	46.0	48.1
Unamortized Investment Tax Credits	29.0	29.6
Partnership Basis Differences	164.3	156.5
Regulatory Assets	24.4	25.3
Total Deferred Income Tax Liabilities	$890.5	$899.4
Net Deferred Income Taxes *(a)*	$253.4	$192.7

(a) Recorded as a net Deferred Income Tax liability on the Consolidated Balance Sheet.

NOL and Tax Credit Carryforwards

As of December 31	2024	2023
Millions		
Federal Tax Credit Carryforwards	$424.7	$480.4
State NOL Carryforwards *(a)*	$258.8	$280.9
State Tax Credit Carryforwards *(b)*	$19.9	$21.5

(a) Pre-tax amounts; state NOL carryforwards net of a $9.7 million valuation allowance.
(b) Net of a $42.3 million valuation allowance as of December 31, 2024 ($55.4 million as of December 31, 2023).

The federal tax credit carryforward periods expire between 2035 and 2044. We expect to fully utilize the tax credit carryforwards; therefore, no federal valuation allowance has been recognized as of December 31, 2024. The apportioned state NOL, capital loss and tax credit carryforward periods expire between 2025 and 2045. We have established a valuation allowance against certain state NOL, capital loss and tax credits that we do not expect to utilize before their expiration.

NOTE 11. INCOME TAX EXPENSE (Continued)

Gross Unrecognized Income Tax Benefits	2024	2023	2022
Millions			
Balance at January 1	$1.1	$1.3	$1.3
Reductions for Tax Positions Related to Prior Years	—	(0.2)	—
Balance as of December 31	$1.1	$1.1	$1.3

Unrecognized tax benefits are the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the "more-likely-than-not" criteria. The unrecognized tax benefit balance includes permanent tax positions which, if recognized, would affect the annual effective income tax rate. In addition, the unrecognized tax benefit balance includes temporary tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. A change in the period of deductibility would not affect the effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The gross unrecognized tax benefits as of December 31, 2024, included $0.6 million of net unrecognized tax benefits which, if recognized, would affect the annual effective income tax rate.

As of December 31, 2024, we had accrued interest of $0.2 million ($0.1 million as of December 31, 2023; none as of December 31, 2022) related to unrecognized tax benefits included on the Consolidated Balance Sheet due to our NOL carryforwards. We classify interest related to unrecognized tax benefits as interest expense and tax-related penalties in operating expenses on the Consolidated Statement of Income. Interest expense related to unrecognized tax benefits on the Consolidated Statement of Income was immaterial in 2024, 2023 and 2022. There were no penalties recognized in 2024, 2023 or 2022. The unrecognized tax benefit amounts have been presented as an increase to the net deferred tax liability on the Consolidated Balance Sheet.

No material changes to unrecognized tax benefits are expected during the next 12 months.

ALLETE and its subsidiaries file a consolidated federal income tax return as well as combined and separate state income tax returns in various jurisdictions. ALLETE is currently under examination by the state of Minnesota for the tax years 2020 through 2022. ALLETE has no open federal audits, and is no longer subject to federal examination for years before 2021 or state examination for years before 2020. Additionally, the statute of limitations related to the federal tax credit carryforwards will remain open until those credits are utilized in subsequent returns.

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

We have noncontributory union, non-union and combined retiree defined benefit pension plans covering eligible employees. The combined retiree defined benefit pension plan was created in 2016, to include all union and non-union retirees from the existing plans as of January 2016. The plans provide defined benefits based on years of service and final average pay. We made $25.0 million in cash contributions to the plan trusts in 2024 ($17.3 million in 2023; none in 2022). We also have a defined contribution RSOP covering substantially all employees. The 2024 plan year employer contributions totaled $15.7 million ($13.7 million for the 2023 plan year; $12.0 million for the 2022 plan year). (See Note 10. Common Stock and Earnings Per Share and Note 13. Employee Stock and Incentive Plans.)

The non-union defined benefit pension plan was frozen in 2018, and does not allow further crediting of service or earnings to the plan. Further, it is closed to new participants. The Minnesota Power union defined benefit pension plan is also closed to new participants, and the SWL&P union defined benefit pension plan was closed to new participants effective February 1, 2022.

We have postretirement health care and life insurance plans covering eligible employees. In 2010, the postretirement health care plan was closed to employees hired after January 2011, and the eligibility requirements were amended. The postretirement life plan was amended in 2014 to close the plan to non-union employees retiring after 2015, and in 2018, the plan was amended to limit the benefit level for union employees retiring after 2018. In 2023, the postretirement health care plan was amended to change the company contribution to an annual stipend for certain retirees. The postretirement health and life plans are contributory with participant contributions adjusted annually. Postretirement health and life benefits are funded through a combination of Voluntary Employee Benefit Association trusts (VEBAs), established under section 501(c)(9) of the Internal Revenue Code, and irrevocable grantor trusts. In 2024, no contributions were made to the VEBAs (none in 2023; none in 2022) and no contributions were made to the grantor trusts (none in 2023; none in 2022).

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (Continued)

Management considers various factors when making funding decisions such as regulatory requirements, actuarially determined minimum contribution requirements and contributions required to avoid benefit restrictions for the pension plans. Contributions are based on estimates and assumptions which are subject to change. On January 15, 2025, we contributed $19.1 million in cash to the defined benefit pension plans, and do not expect to make additional cash contributions to the defined benefit pension plans in 2025. We do not expect to make any contributions to the defined benefit postretirement health and life plans in 2025.

Accounting for defined benefit pension and other postretirement benefit plans requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.

The defined benefit pension and postretirement health and life benefit expense (credit) recognized annually by our regulated utilities are expected to be recovered (refunded) through rates filed with our regulatory jurisdictions. As a result, these amounts that are required to otherwise be recognized in accumulated other comprehensive income have been recognized as a long-term regulatory asset (regulatory liability) on the Consolidated Balance Sheet, in accordance with the accounting standards for the effect of certain types of regulation applicable to our Regulated Operations. The defined benefit pension and postretirement health and life benefit expense (credits) associated with our other operations are recognized in accumulated other comprehensive income.

Pension Obligation and Funded Status

As of December 31	2024	2023
Millions		
Accumulated Benefit Obligation	$701.7	$729.5
Change in Benefit Obligation		
Obligation, Beginning of Year	$746.3	$739.7
Service Cost	6.6	6.5
Interest Cost	38.6	40.5
Actuarial (Gain) Loss *(a)*	(17.1)	13.9
Benefits Paid	(61.9)	(60.9)
Participant Contributions	7.0	6.6
Obligation, End of Year	$719.5	$746.3
Change in Plan Assets		
Fair Value, Beginning of Year	$589.0	$568.6
Actual Return on Plan Assets	43.0	55.1
Employer Contribution *(b)*	34.0	26.2
Benefits Paid	(61.9)	(60.9)
Fair Value, End of Year	$604.1	$589.0
Funded Status, End of Year	$(115.4)	$(157.3)
Net Pension Amounts Recognized in Consolidated Balance Sheet Consist of:		
Current Liabilities	$(1.9)	$(2.1)
Non-Current Liabilities	$(113.5)	$(155.2)

(a) *The actuarial gain in 2024 was primarily the result of increases in discount rates. The actuarial loss in 2023 was primarily the result of decreases in discount rates.*
(b) *Includes Participant Contributions noted above, any contributions made by the Company to pension plan trusts and any direct benefit payments made under certain plans.*

The pension costs that are reported as a component within the Consolidated Balance Sheet, reflected in long-term regulatory assets or liabilities and accumulated other comprehensive income, consist primarily of a net loss of $235.2 million as of December 31, 2024 (net loss of $256.9 million as of December 31, 2023).

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (Continued)

Reconciliation of Net Pension Amounts Recognized in Consolidated Balance Sheet

As of December 31	2024	2023
Millions		
Net Loss	$(235.2)	$(256.9)
Prior Service Cost	(0.1)	—
Accumulated Contributions in Excess of Net Periodic Benefit Cost (Prepaid Pension Asset)	119.9	99.6
Total Net Pension Amounts Recognized in Consolidated Balance Sheet	$(115.4)	$(157.3)

Components of Net Periodic Pension Cost

Year Ended December 31	2024	2023	2022
Millions			
Service Cost	$6.6	$6.5	$9.3
Non-Service Cost Components *(a)*			
Interest Cost	38.6	40.5	27.2
Expected Return on Plan Assets	(44.8)	(43.8)	(41.5)
Amortization of Loss	6.5	5.8	11.4
Amortization of Prior Service Credit	(0.1)	(0.1)	(0.1)
Net Pension Cost	$6.8	$8.9	$6.3

(a) These components of net periodic pension cost are included in the line item "Other" under Other Income (Expense) on the Consolidated Statement of Income.

Other Changes in Pension Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income and Regulatory Assets or Liabilities

Year Ended December 31	2024	2023
Millions		
Net (Gain) Loss	$(15.2)	$2.5
Amortization of Prior Service Credit	0.1	0.1
Amortization of Loss	(6.5)	(5.7)
Total Recognized in Other Comprehensive Income and Regulatory Assets or Liabilities	$(21.6)	$(3.1)

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

As of December 31	2024	2023
Millions		
Projected Benefit Obligation	$719.5	$746.3
Accumulated Benefit Obligation	$701.7	$729.5
Fair Value of Plan Assets	$604.1	$589.0

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (Continued)

Postretirement Health and Life Obligation and Funded Status

As of December 31	2024	2023
Millions		
Change in Benefit Obligation		
Obligation, Beginning of Year	$73.9	$110.4
Service Cost	1.5	2.0
Interest Cost	3.9	5.6
Actuarial Gain *(a)*	(1.9)	(9.3)
Benefits Paid	(6.4)	(8.1)
Participant Contributions	1.4	2.4
Plan Amendments *(b)*	—	(29.1)
Obligation, End of Year	$72.4	$73.9
Change in Plan Assets		
Fair Value, Beginning of Year	$173.8	$162.6
Actual Return on Plan Assets	14.8	20.3
Employer Contribution (Withdrawal)	(9.4)	(3.4)
Participant Contributions	1.4	2.4
Benefits Paid	(6.4)	(8.1)
Fair Value, End of Year	$174.2	$173.8
Funded Status, End of Year	$101.8	$99.9

Net Postretirement Health and Life Amounts Recognized in Consolidated Balance Sheet Consist of:		
Non-Current Assets	$107.6	$106.3
Current Liabilities	$(0.2)	$(0.2)
Non-Current Liabilities	$(5.6)	$(6.2)

(a) *The actuarial gain in 2024 was primarily the result of increases in discount rates and the actual return on plan assets exceeding the expected return on plan assets. The actuarial gain in 2023 was primarily the result of the actual return on plan assets exceeding the expected return on plan assets.*

(b) *In 2023, the postretirement health care plan was amended to change the company contribution to an annual stipend for certain retirees.*

According to the accounting standards for retirement benefits, only assets in the VEBAs are treated as plan assets in the preceding table for the purpose of determining funded status. In addition to the postretirement health and life assets reported in the previous table, we had $13.4 million in irrevocable grantor trusts included in Other Non-Current Assets on the Consolidated Balance Sheet as of December 31, 2024 ($12.8 million as of December 31, 2023).

The postretirement health and life costs that are reported as a component within the Consolidated Balance Sheet, reflected in regulatory long-term assets or liabilities and accumulated other comprehensive income, consist of the following:

Unrecognized Postretirement Health and Life Costs

As of December 31	2024	2023
Millions		
Net Gain	$(27.1)	$(24.8)
Prior Service Credit	(22.1)	(33.8)
Total Unrecognized Postretirement Health and Life Credit	$(49.2)	$(58.6)

Reconciliation of Net Postretirement Health and Life Amounts Recognized in Consolidated Balance Sheet

As of December 31	2024	2023
Millions		
Net Gain *(a)*	$27.1	$24.8
Prior Service Credit	22.1	33.8
Accumulated Net Periodic Benefit Cost in Excess of Contributions *(a)*	52.6	41.3
Total Net Postretirement Health and Life Amounts Recognized in Consolidated Balance Sheet	$101.8	$99.9

(a) Excludes gains, losses and contributions associated with irrevocable grantor trusts.

Components of Net Periodic Postretirement Health and Life Cost

Year Ended December 31	2024	2023	2022
Millions			
Service Cost	$1.5	$2.0	$3.0
Non-Service Cost Components *(a)*			
Interest Cost	3.9	5.6	4.4
Expected Return on Plan Assets	(11.1)	(11.4)	(9.6)
Amortization of (Gain) Loss	(3.2)	(2.7)	0.4
Amortization of Prior Service Credit	(11.7)	(8.5)	(7.5)
Net Postretirement Health and Life Credit	$(20.6)	$(15.0)	$(9.3)

(a) These components of net periodic postretirement health and life cost are included in the line item "Other" under Other Income (Expense) on the Consolidated Statement of Income.

Other Changes in Postretirement Benefit Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income and Regulatory Assets or Liabilities

Year Ended December 31	2024	2023
Millions		
Net Gain	$(5.6)	$(18.3)
Prior Service Credit Arising During the Period	—	(29.1)
Amortization of Prior Service Credit	11.7	8.4
Amortization of Gain	3.2	2.7
Total Recognized in Other Comprehensive Income and Regulatory Assets or Liabilities	$9.3	$(36.3)

Estimated Future Benefit Payments

	Pension	Postretirement Health and Life
Millions		
2025	$59.3	$6.0
2026	$58.6	$6.0
2027	$58.2	$6.1
2028	$57.9	$6.1
2029	$57.5	$6.2
Years 2030 – 2034	$272.7	$31.2

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (Continued)

Weighted Average Assumptions Used to Determine Benefit Obligation

As of December 31	2024	2023
Discount Rate		
Pension	5.78%	5.39%
Postretirement Health and Life	5.79%	5.42%
Rate of Compensation Increase	3.49%	3.52%
Health Care Trend Rates		
Trend Rate	7.00%	7.00%
Ultimate Trend Rate	5.00%	5.00%
Year Ultimate Trend Rate Effective	2038	2038

Weighted Average Assumptions Used to Determine Net Periodic Benefit Costs

Year Ended December 31	2024	2023	2022
Discount Rate			
Pension	5.38%	5.70%	3.28%
Postretirement Health and Life	5.42%	5.89%	3.09%
Expected Long-Term Return on Plan Assets			
Pension	6.84%	6.83%	6.00%
Postretirement Health and Life	6.28%	6.33%	5.41%
Rate of Compensation Increase	3.52%	3.58%	3.58%

In establishing the expected long-term rate of return on plan assets, we determine the long-term historical performance of each asset class, adjust these for current economic conditions, and utilizing the target allocation of our plan assets, forecast the expected long-term rate of return.

The discount rate is computed using a bond matching study which utilizes a portfolio of high quality bonds that produce cash flows similar to the projected costs of our pension and other postretirement plans.

The Company utilizes actuarial assumptions about mortality to calculate the pension and postretirement health and life benefit obligations. The mortality assumptions used to calculate our pension and other postretirement benefit obligations as of December 31, 2024, considered a modified PRI-2012 mortality table and MP-2021 mortality projection scale.

Actual Plan Asset Allocations	Pension		Postretirement Health and Life (a)	
	2024	2023	2024	2023
Equity Securities	57 %	57 %	67 %	67 %
Fixed Income Securities	40 %	40 %	33 %	33 %
Real Estate	3 %	3 %	—	—
	100 %	100 %	100 %	100 %

(a) *Includes VEBAs and irrevocable grantor trusts.*

There were no shares of ALLETE common stock included in pension plan equity securities as of December 31, 2024 (no shares as of December 31, 2023).

The defined benefit pension plans have adopted a dynamic asset allocation strategy (glide path) that increases the invested allocation to fixed income assets as the funding level of the plan increases to better match the sensitivity of the plan's assets and liabilities to changes in interest rates. This is expected to reduce the volatility of reported pension plan expenses. The postretirement health and life plans' assets are diversified to achieve strong returns within managed risk. Equity securities are diversified among domestic companies with large, mid and small market capitalization, as well as investments in international companies. The majority of debt securities are made up of investment grade bonds.

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (Continued)

Following are the current targeted allocations as of December 31, 2024:

Plan Asset Target Allocations	Pension	Postretirement Health and Life (a)
Equity Securities	56 %	65 %
Fixed Income Securities	41 %	35 %
Real Estate	3 %	—
	100 %	100 %

(a) Includes VEBAs and irrevocable grantor trusts.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). (See Note 7. Fair Value.)

Pension Fair Value

Recurring Fair Value Measures	Fair Value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Equity Securities:				
U.S. Large-cap (a)	$73.2	—	—	$73.2
U.S. Mid-cap Growth (a)	35.1	—	—	35.1
U.S. Small-cap (a)	31.6	—	—	31.6
International	102.5	$99.1	—	201.6
Fixed Income Securities (a)	—	235.4	—	235.4
Cash and Cash Equivalents	8.9	—	—	8.9
Real Estate	—	—	$18.3	18.3
Total Fair Value of Assets	$251.3	$334.5	$18.3	$604.1

(a) The underlying investments consist of actively-managed funds managed to achieve the returns of certain U.S. equity and fixed income securities indexes.

Recurring Fair Value Measures

Activity in Level 3	Real Estate
Millions	
Balance as of December 31, 2023	$18.9
Actual Return on Plan Assets	(0.6)
Purchases, Sales, and Settlements – Net	—
Balance as of December 31, 2024	$18.3

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (Continued)
Fair Value (Continued)

Recurring Fair Value Measures	Fair Value as of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Equity Securities:				
U.S. Large-cap *(a)*	—	$83.7	—	$83.7
U.S. Mid-cap Growth *(a)*	—	69.9	—	69.9
U.S. Small-cap *(a)*	—	46.5	—	46.5
International	$134.6	—	—	134.6
Fixed Income Securities *(a)*	—	215.0	—	215.0
Cash and Cash Equivalents	20.4	—	—	20.4
Real Estate	—	—	$18.9	18.9
Total Fair Value of Assets	$155.0	$415.1	$18.9	$589.0

(a) The underlying investments consist of actively-managed funds managed to achieve the returns of certain U.S. equity and fixed income securities indexes.

Recurring Fair Value Measures

Activity in Level 3	Real Estate
Millions	
Balance as of December 31, 2022	$22.4
Actual Return on Plan Assets	(3.1)
Purchases, Sales, and Settlements – Net	(0.4)
Balance as of December 31, 2023	$18.9

Postretirement Health and Life Fair Value

Recurring Fair Value Measures	Fair Value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Equity Securities: *(a)*				
U.S. Large-cap	$32.1	—	—	$32.1
U.S. Mid-cap Growth	30.0	—	—	30.0
U.S. Small-cap	15.7	—	—	15.7
International	37.9	—	—	37.9
Fixed Income Securities:				
Mutual Funds	56.1	—	—	56.1
Cash and Cash Equivalents	2.4	—	—	2.4
Total Fair Value of Assets	$174.2	—	—	$174.2

(a) The underlying investments consist of mutual funds (Level 1).

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (Continued)
Fair Value (Continued)

	Fair Value as of December 31, 2023			
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Equity Securities: *(a)*				
U.S. Large-cap	$30.0	—	—	$30.0
U.S. Mid-cap Growth	28.7	—	—	28.7
U.S. Small-cap	14.9	—	—	14.9
International	41.9	—	—	41.9
Fixed Income Securities:				
Mutual Funds	55.1	—	—	55.1
Cash and Cash Equivalents	3.2	—	—	3.2
Total Fair Value of Assets	$173.8	—	—	$173.8

(a) The underlying investments consist of mutual funds (Level 1).

Accounting and disclosure requirements for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) provide guidance for employers that sponsor postretirement health care plans that provide prescription drug benefits. We provide a fully insured postretirement health benefit, including a prescription drug benefit, which qualifies us for a federal subsidy under the Act. The federal subsidy is reflected in the premiums charged to us by the insurance company.

NOTE 13. EMPLOYEE STOCK AND INCENTIVE PLANS

Employee Stock Ownership Plan. We sponsor an ESOP within the RSOP. Eligible employees may contribute to the RSOP plan as of their date of hire. The dividends received by the ESOP are distributed to participants. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. ESOP employer allocations are funded with contributions paid in either cash or the issuance of ALLETE common stock at the Company's discretion. We record compensation expense equal to the cash or current market price of stock contributed. ESOP compensation expense was $15.7 million in 2024 ($13.7 million in 2023; $12.0 million in 2022).

According to the accounting standards for stock compensation, unallocated shares of ALLETE common stock held and purchased by the ESOP were treated as unearned ESOP shares and not considered outstanding for earnings per share computations. All ESOP shares have been allocated to participants as of December 31, 2024, 2023 and 2022.

Stock-Based Compensation.

Stock Incentive Plan. Under our Executive Long-Term Incentive Compensation Plan (Executive Plan), share-based awards may be issued to key employees through a broad range of methods, including non-qualified and incentive stock options, performance shares, performance units, restricted stock, restricted stock units, stock appreciation rights and other awards. There are 0.7 million shares of ALLETE common stock reserved for issuance under the Executive Plan, of which 0.5 million of these shares remain available for issuance as of December 31, 2024.

The following types of share-based awards were outstanding in 2024, 2023 or 2022:

Performance Shares. Under the performance share awards, the number of shares earned is contingent upon attaining specific market and performance goals over a three-year performance period. Market goals are measured by total shareholder return relative to a group of peer companies while performance goals are measured by earnings per share growth. In the case of qualified retirement, death, or disability during a performance period, a pro rata portion of the award will be earned at the conclusion of the performance period based on the market goals achieved. In the case of termination of employment for any reason other than qualified retirement, death, or disability, no award will be earned. If there is a change in control, a pro rata portion of the award will be paid based on the greater of actual performance up to the date of the change in control or target performance. The fair value of these awards incorporates the probability of meeting the total shareholder return goals. Compensation cost is recognized over the three-year performance period based on our estimate of the number of shares which will be earned by the award recipients.

Restricted Stock Units. Under the restricted stock unit awards, shares for participants eligible for retirement vest monthly over a three-year period. For participants not eligible for retirement, shares vest at the end of the three-year period. In the case of qualified retirement, death or disability, a pro rata portion of the award will be earned. In the case of termination of employment for any reason other than qualified retirement, death or disability, no award will be earned. If there is a change in control, a pro rata portion of the award will be earned. The fair value of these awards is equal to the grant date fair value. Compensation cost is recognized over the three-year vesting period based on our estimate of the number of shares which will be earned by the award recipients.

Employee Stock Purchase Plan (ESPP). Under our ESPP, eligible employees may purchase ALLETE common stock at a 5 percent discount from the market price; we are not required to apply fair value accounting to these awards as the discount is not greater than 5 percent.

RSOP. The RSOP is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and qualifies as an employee stock ownership plan and profit sharing plan. The RSOP provides eligible employees an opportunity to save for retirement.

The following share-based compensation expense amounts were recognized in our Consolidated Statement of Income for the periods presented.

Share-Based Compensation Expense

Year Ended December 31	2024	2023	2022
Millions			
Performance Shares	$1.8	$3.1	$0.7
Restricted Stock Units	0.9	0.8	0.9
Total Share-Based Compensation Expense	$2.7	$3.9	$1.6
Income Tax Benefit	$0.8	$1.1	$0.5

There were no capitalized share-based compensation costs during the years ended December 31, 2024, 2023 or 2022.

As of December 31, 2024, the total unrecognized compensation cost for the performance share awards and restricted stock units not yet recognized in our Consolidated Statement of Income was $3.3 million and $1.1 million, respectively. These amounts are expected to be recognized over a weighted-average period of 1.7 years and 1.8 years, respectively.

Performance Shares. The following table presents information regarding our non-vested performance shares.

	2024		2023		2022	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested as of January 1	111,498	$66.71	60,489	$69.62	80,661	$75.80
Granted *(a)*	88,927	$64.33	54,039	$63.50	37,731	$67.22
Awarded	(46,725)	$70.14	—	—	—	—
Unearned Grant Award	—	—	—	—	(50,524)	$77.49
Forfeited	(12,099)	$64.81	(3,030)	$67.60	(7,379)	$71.00
Non-vested as of December 31	141,601	$64.24	111,498	$66.71	60,489	$69.62

(a)   Shares granted include accrued dividends.

There were approximately 65,300 performance shares granted in January 2025 for the three-year performance period ending in 2027. The ultimate issuance is contingent upon the attainment of certain goals of ALLETE during the performance periods. The grant date fair value of the performance shares granted was $4.6 million. There were approximately 14,200 performance shares awarded in February 2025. The grant date fair value of the shares awarded was $1.0 million.

Restricted Stock Units. The following table presents information regarding our available restricted stock units.

	2024		2023		2022	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Available as of January 1	43,744	$62.38	33,564	$68.80	28,141	$73.16
Granted *(a)*	27,956	$59.62	21,200	$61.16	15,477	$63.70
Awarded	(13,381)	$63.80	(9,631)	$81.91	(7,396)	$75.55
Forfeited	(4,208)	$60.21	(1,389)	$63.46	(2,658)	$66.44
Available as of December 31	54,111	$60.77	43,744	$62.38	33,564	$68.80

(a)   Shares granted include accrued dividends.

There were approximately 25,900 restricted stock units granted in January 2025 for the vesting period ending in 2027. The grant date fair value of the restricted stock units granted was $1.7 million. There were approximately 12,300 restricted stock units awarded in February 2025. The grant date fair value of the shares awarded was $0.8 million.

NOTE 14. BUSINESS SEGMENTS

We present two reportable segments: Regulated Operations and ALLETE Clean Energy. We measure performance of our operations through budgeting and monitoring of contributions to net income attributable to ALLETE by each reportable segment.

Regulated Operations includes three operating segments which consist of our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC. ALLETE Clean Energy is our business focused on developing, acquiring and operating clean and renewable energy projects. We also present Corporate and Other which includes three operating segments, New Energy, a renewable energy development company, BNI Energy, our coal mining operations in North Dakota, and ALLETE Properties, our legacy Florida real estate investment, along with our investment in Nobles 2, South Shore Energy, our non-rate regulated, Wisconsin subsidiary developing NTEC, other business development and corporate expenditures, unallocated interest expense, a small amount of non-rate base generation, land holdings in Minnesota, and earnings on cash and investments.

Management has identified that the Chief Operating Decision Maker (CODM) for the Company is not an individual, but rather the Executive Officers of ALLETE. These individuals represent various areas of the Company and provide direction for the allocation of resources. They interact with one another on a regular basis, with more formal meetings quarterly to discuss company strategy. The group is provided with monthly and quarterly financial materials that show net income attributable to ALLETE by segment with variances compared to the budget and prior year. No other measure of segment profit or loss is provided regularly to this group or used to assess performance and allocate resources. The group reviews the segment profit and loss taking into account the Company's goals and strategy, and provides direction for the allocation of resources.

NOTE 14. BUSINESS SEGMENTS (Continued)

Year Ended December 31	2024	2023	2022
Millions			
Operating Revenue			
Residential	$177.0	$165.7	$175.9
Commercial	189.8	184.6	187.2
Municipal	34.2	33.4	40.2
Industrial	610.8	593.6	589.0
Other Power Suppliers	137.2	146.1	165.8
Other	93.7	114.9	101.2
Total Regulated Operations	1,242.7	1,238.3	1,259.3
ALLETE Clean Energy			
Long-term PSA	56.4	65.0	77.2
Sale of Wind Energy Facilities *(a)*	22.9	348.4	33.5
Other	5.0	5.1	7.6
Total ALLETE Clean Energy	84.3	418.5	118.3
Corporate and Other			
Long-term Contract	105.7	101.2	89.2
Sale of Renewable Development Projects	72.1	92.5	73.9
Other	25.0	29.3	30.0
Total Corporate and Other	202.8	223.0	193.1
Total Operating Revenue	$1,529.8	$1,879.8	$1,570.7
Net Income Attributable to ALLETE *(b)*			
Regulated Operations	$160.9	$147.2	$149.9
ALLETE Clean Energy *(c)*	17.8	71.7	16.3
Corporate and Other *(d)(e)*	0.6	28.2	23.1
Total Net Income Attributable to ALLETE	$179.3	$247.1	$189.3

(a) Net income in 2023 includes the sales of ALLETE Clean Energy's Northern Wind and Red Barn projects.

(b) Includes interest expense and interest income resulting from intercompany loan agreements and allocated to certain subsidiaries. The amounts are eliminated in consolidation.

(c) Net income in 2023 includes a $44.3 million after-tax gain recognized for a favorable arbitration ruling. (See Note 9. Commitments, Guarantees and Contingencies.)

(d) Net Income in 2022 includes a $8.3 million after-tax expense as a result of purchase price accounting related to projects under development at the time of acquisition and $2.7 million after-tax of transaction costs related to the acquisition of New Energy.

(e) Net income in 2024 includes transaction expenses of $22.6 million after-tax related to the Merger. (See Note 15. Agreement and Plan of Merger.)

NOTE 14. BUSINESS SEGMENTS (Continued)

Year Ended December 31, 2024	Regulated Operations	ALLETE Clean Energy	Total Reportable Segments	Corporate and Other / Eliminations	Consolidated
Millions					
Contracts with Customers – Utility	$1,242.7	—	$1,242.7	—	$1,242.7
Contracts with Customers – Non-utility	—	$79.3	79.3	$202.8	282.1
Other – Non-utility	—	5.0	5.0	—	5.0
Total Operating Revenue	1,242.7	84.3	1,327.0	202.8	1,529.8
Significant Segment Expenses:					
Fuel, Purchased Power and Gas – Utility	479.7	—	479.7		
Transmission Services – Utility	64.6	—	64.6		
Cost of Sales – Non-utility	—	18.3	18.3		
Operating and Maintenance	250.0	46.5	296.5		
Depreciation and Amortization	196.3	57.5	253.8		
Taxes Other than Income Taxes	52.5	10.4	62.9		
Other Segment Items *(a)*	(38.7)	66.2	27.5		
Net Income (Loss) Attributable to ALLETE	$160.9	$17.8	$178.7	$0.6	$179.3
Other Segment Information:					
Depreciation and Amortization	$196.3	$57.5	$253.8	$17.7	$271.5
Interest Expense	$(66.1)	$(0.3)	$(66.4)	$(15.3)	$(81.7)
Equity Earnings	$26.5	—	$26.5	$(1.5)	$25.0
Income Tax Benefit (Expense)	$(17.6)	$15.6	$(2.0)	$(2.7)	$(4.7)
Assets	$4,489.4	$1,477.4	$5,966.8	$787.5	$6,754.3
Equity Investment	$194.4	—	$194.4	$145.7	$340.1
Capital Expenditures	$287.2	$7.7	$294.9	$53.1	$348.0

(a)   Other Segment Items consist of interest expense, equity earnings, AFUDC – Equity and income tax expense for Regulated Operations, and income tax benefit and net loss attributable to non-controlling interest for ALLETE Clean Energy.

Year Ended December 31, 2023	Regulated Operations	ALLETE Clean Energy	Total Reportable Segments	Corporate and Other / Eliminations	Consolidated
Millions					
Contracts with Customers – Utility	$1,238.3	—	$1,238.3	—	$1,238.3
Contracts with Customers – Non-utility	—	$413.4	413.4	$223.0	636.4
Other – Non-utility	—	5.1	5.1	—	5.1
Total Operating Revenue	1,238.3	418.5	1,656.8	223.0	1,879.8
Significant Segment Expenses:					
Fuel, Purchased Power and Gas – Utility	484.3	—	484.3		
Transmission Services – Utility	88.2	—	88.2		
Cost of Sales – Non-utility	—	342.2	342.2		
Operating and Maintenance	247.1	52.1	299.2		
Depreciation and Amortization	179.2	57.5	236.7		
Taxes Other than Income Taxes	44.5	10.0	54.5		
Other Segment Items *(a)*	(47.8)	115.0	67.2		
Net Income Attributable to ALLETE	$147.2	$71.7	$218.9	$28.2	$247.1
Other Segment Information:					
Depreciation and Amortization	$179.2	$57.5	$236.7	$15.1	$251.8
Interest Expense	$(63.9)	$(0.8)	$(64.7)	$(16.1)	$(80.8)
Equity Earnings	$23.1	—	$23.1	$(1.4)	$21.7
Income Tax Expense	$(22.4)	$(2.7)	$(25.1)	$(2.8)	$(27.9)
Assets	$4,335.0	$1,594.1	$5,929.1	$727.3	$6,656.4
Equity Investment	$179.7	—	$179.7	$151.5	$331.2
Capital Expenditures	$236.3	$(5.3)	$231.0	$25.0	$256.0

(a)   Other Segment Items consist of interest expense, equity earnings, AFUDC – Equity and income tax expense for Regulated Operations, and income tax expense, net loss attributable to non-controlling interest and gain recognized for a favorable arbitration ruling for ALLETE Clean Energy.

NOTE 14. BUSINESS SEGMENTS (Continued)

Year Ended December 31, 2022	Regulated Operations	ALLETE Clean Energy	Total Reportable Segments	Corporate and Other / Eliminations	Consolidated
Millions					
Contracts with Customers – Utility	$1,259.3	—	$1,259.3	—	$1,259.3
Contracts with Customers – Non-utility	—	$110.7	110.7	$193.1	303.8
Other – Non-utility	—	7.6	7.6	—	7.6
Total Operating Revenue	1,259.3	118.3	1,377.6	193.1	1,570.7
Significant Segment Expenses:					
Fuel, Purchased Power and Gas – Utility	545.5	—	545.5		
Transmission Services – Utility	76.7	—	76.7		
Cost of Sales – Non-utility	—	56.7	56.7		
Operating and Maintenance	239.3	47.3	286.6		
Depreciation and Amortization	171.9	58.6	230.5		
Taxes Other than Income Taxes	57.4	10.7	68.1		
Other Segment Items *(a)*	(18.6)	71.3	52.7		
Net Income Attributable to ALLETE	$149.9	$16.3	$166.2	$23.1	$189.3
Other Segment Information:					
Depreciation and Amortization	$171.9	$58.6	$230.5	$11.7	$242.2
Interest Expense	$(58.1)	$(2.3)	$(60.4)	$(14.8)	$(75.2)
Equity Earnings	$19.3	—	$19.3	$(0.6)	$18.7
Income Tax Benefit	$10.4	$15.4	$25.8	$5.4	$31.2
Assets	$4,291.4	$1,873.3	$6,164.7	$680.9	$6,845.6
Equity Investment	$165.4	—	$165.4	$157.3	$322.7
Capital Expenditures	$158.3	$2.2	$160.5	$47.6	$208.1

(a) Other Segment Items consist of interest expense, equity earnings, AFUDC – Equity and income tax benefit for Regulated Operations, and income tax benefit and net loss attributable to non-controlling interest for ALLETE Clean Energy.

NOTE 15. AGREEMENT AND PLAN OF MERGER

On May 5, 2024, ALLETE entered into the Merger Agreement. The Merger Agreement provides that, on the terms and subject to the conditions set forth therein, Alloy Merger Sub will merge with and into ALLETE, with ALLETE continuing as the surviving corporation in the Merger and becoming a subsidiary of Alloy Parent.

Subject to the terms and conditions set forth in the Merger Agreement, which has been unanimously approved by the board of directors of ALLETE and approved and adopted by the shareholders of ALLETE, at the effective time of the Merger (Effective Time), each share of common stock, without par value, of ALLETE (ALLETE common stock) issued and outstanding immediately prior to the Effective Time (other than shares of ALLETE common stock held by any holder who properly exercises dissenters' rights under Minnesota law in respect of such shares and any shares of ALLETE common stock held by an affiliate of Alloy Parent) shall be converted into the right to receive $67.00 in cash, without interest (Merger Consideration). The aggregate equity value of the ALLETE common stock acquired by Parent will be approximately $3.9 billion as calculated as of May 5, 2024.

NOTE 15. AGREEMENT AND PLAN OF MERGER (Continued)

In addition, at the Effective Time, each restricted stock unit (RSU) with respect to ALLETE common stock subject to time-based vesting that is outstanding immediately prior to the Effective Time will be cancelled and converted into a contingent right to receive an amount in cash, without interest, equal to the Merger Consideration, payable (i) in the case of such right converted from unvested RSUs, upon the same vesting conditions as applied to the corresponding RSU or (ii) in the case of such right converted from vested RSUs, as soon as reasonably practicable following the closing date of the Merger (the Closing Date). Each performance share award with respect to ALLETE common stock that is outstanding and unvested immediately prior to the Effective Time and was issued prior to the execution of the Merger Agreement will be cancelled and converted into a right to receive, without interest, the Merger Consideration multiplied by the number of shares of ALLETE common stock subject to the award, determined based on attainment of the greater of target and actual performance as of the last business day immediately preceding the Closing Date. A pro rata portion (based on the elapsed portion of the performance period at that time) of these converted performance share awards will be paid out as soon as reasonably practicable following the Closing Date, with the remainder of the award being subject to time-vesting for the remainder of the applicable performance period. Performance share awards issued following the signing of the Merger Agreement will also be cancelled and converted into a contingent right to receive, without interest, the Merger Consideration multiplied by the number of shares of ALLETE common stock subject to the performance share award, determined at the target level of performance, and shall be subject to time-based vesting following the Merger. Further, purchase rights accumulated during the offering period in effect under the Company's ESPP immediately prior to closing will be automatically exercised into shares of ALLETE common stock no later than five business days prior to the Closing Date, and the ESPP will be terminated as of immediately prior to the Closing Date.

Consummation of the Merger is subject to various closing conditions, including: (1) approval of the shareholders of ALLETE; (2) receipt of all required regulatory approvals without the imposition of a Burdensome Condition (as defined in the Merger Agreement); (3) absence of any law or order prohibiting the consummation of the Merger; (4) subject to materiality qualifiers, the accuracy of each party's representations and warranties; (5) each party's compliance in all material respects with its obligations and covenants under the Merger Agreement; and (6) the absence of a material adverse effect with respect to the Company. The Merger Agreement contains certain termination rights for ALLETE and Alloy Parent, which were described in a Current Report of Form 8-K filed by ALLETE on May 6, 2024. In the Merger Agreement, among other things, ALLETE has agreed, subject to certain exceptions, to, and to cause each of its subsidiaries to conduct its business in the ordinary course, consistent with past practice, from the date of the Merger Agreement until the Effective Time, and not to take certain actions prior to the closing of the Merger without the prior written consent of Alloy Parent (which consent shall not be unreasonably withheld, conditioned or delayed, except where ALLETE seeks Alloy Parent's consent to enter into a material new line of business or cease operations of an existing material line of business). The Merger Agreement also provides that ALLETE may notify Alloy Parent of our intent to raise equity capital of up to a total of $300 million in the second half of 2025, subject to certain parameters. If Alloy Parent declines to participate in the equity capital raises or fails to provide timely notice with respect thereto, ALLETE will have the right to issue ALLETE common stock in the public markets for an amount equal to any unfunded amounts under such equity capital raises.

On July 10, 2024, ALLETE filed a definitive proxy statement relating to the special meeting of the shareholders held on August 21, 2024. At the special meeting, the shareholders of ALLETE voted to approve and adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger, among other matters.

On July 19, 2024, ALLETE filed requests for approval of the Merger with the MPUC, PSCW and FERC. On October 7, 2024, the MPUC issued an order referring the docket to the Minnesota Office of Administrative Hearings for a contested case proceeding and requesting the Administrative Law Judge issue a report and recommendation by July 15, 2025. On January 23, 2025, a Stipulation of Facts and Waiver of Hearing was agreed to by all parties and submitted to the PSCW. SWL&P expects a PSCW ruling on the acquisition in the second quarter of 2025. ALLETE received approval from FERC on December 19, 2024. ALLETE also received approval from the Committee on Foreign Investment in the United States and all required international approvals in the third quarter of 2024. On January 31, 2025, ALLETE filed notification and report forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission under the HSR Act. Approval of the Merger from these and other regulators, as well as expiration or early termination of any applicable waiting periods under the HSR Act, is required for consummation of the Merger.

NOTE 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

Information for any one quarterly period is not necessarily indicative of the results which may be expected for the year.

Quarter Ended	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Millions Except Earnings Per Share				
2024				
Operating Revenue	$403.3	$354.5	$407.2	$364.8
Operating Income	$47.3	$29.4	$45.3	$38.1
Net Income Attributable to ALLETE	$50.7	$33.0	$45.0	$50.6
Earnings Per Share of Common Stock				
Basic	$0.88	$0.57	$0.78	$0.88
Diluted	$0.88	$0.57	$0.78	$0.87
2023				
Operating Revenue	$564.9	$533.4	$378.8	$402.7
Operating Income	$48.3	$53.5	$36.0	$43.1
Net Income Attributable to ALLETE	$58.2	$51.5	$85.9	$51.5
Earnings Per Share of Common Stock				
Basic	$1.02	$0.90	$1.50	$0.89
Diluted	$1.02	$0.90	$1.49	$0.89
2022				
Operating Revenue	$383.5	$373.1	$388.3	$425.8
Operating Income	$53.4	$13.7	$33.4	$33.7
Net Income Attributable to ALLETE	$66.3	$37.6	$33.7	$51.7
Earnings Per Share of Common Stock				
Basic	$1.24	$0.67	$0.59	$0.90
Diluted	$1.24	$0.67	$0.59	$0.90

Schedule II

ALLETE

Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Period	Additions		Deductions from Reserves *(a)*	Balance at End of Period
		Charged to Income	Other Charges		
Millions					
Reserve Deducted from Related Assets					
Reserve For Uncollectible Accounts					
2022 Trade Accounts Receivable	$1.8	$1.9	—	$2.1	$1.6
2023 Trade Accounts Receivable	$1.6	$1.3	—	$1.3	$1.6
2024 Trade Accounts Receivable	$1.6	$1.4	—	$1.3	$1.7
Deferred Asset Valuation Allowance					
2022 Deferred Tax Assets	$69.0	$(8.8)	—	—	$60.2
2023 Deferred Tax Assets	$60.2	$(2.2)	—	—	$58.0
2024 Deferred Tax Assets	$58.0	$(13.1)	—	—	$44.9

(a) Includes uncollectible accounts written-off.

ALLETE, Inc. Board of Directors

Bethany M. Owen

Chair, President and CEO, ALLETE, Inc.

Susan K. Nestegard

Advisor, True Wealth Ventures
Venture Capital

George G. Goldfarb

Interim President and CEO, Maurices Incorporated
Retail Women's Apparel

James J. Hoolihan

Owner and CEO, Can-Jer Industrial Lubricant, Ltd.
Industrial Supplier

Madeleine W. Ludlow

Founder and Managing Director, West Capital Advisors, LLC
Investment Banking

Charles R. Matthews

Retired President, Peoples Energy, LLC and President and CEO, The Peoples Gas Light and Coke Company and North Shore Gas Company, each a subsidiary of WEC Energy Group Inc.
Power and Utilities

Douglas C. Neve

Retired Executive Vice President and CFO, Ceridian Corp.
Human Capital Management Software

Barbara A. Nick

Retired CEO, Dairyland Power Cooperative
Power and Utilities

Robert P. Powers

Retired Vice Chair and Senior Advisor to the Chair and CEO, American Electric Power Company
Power and Utilities

Charlene A. Thomas

Former Senior Vice President and Chief Human Resources Officer, Sodexo, NA
Catering, Facilities Management, Employee Benefits, and Personal Home Services



30 W Superior Street, Duluth, MN 55802
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